Form 20-F/A
period 2021-10-31
Jiuzi Holdings, Inc.
filed 2022-03-15
CIK 1816172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

☐  Yes   ☐  No

Explanatory Note

Jiuzi Holdings Inc. is filing this Amendment No. 1 to Form 20-F (the “Amendment No. 1”) to our annual report on Form 20-F for the year ended October 31, 2021, filed with the Securities and Exchange Commission on March 8, 2022 (the “Original Form 20-F”), to include the results of operation and financial conditions, as well as financial statements for the fiscal year ended October 31, 2019 in Item 3, Item 5, Item 15 and Item 18. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Form 20-F on March 8, 2022. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred since March 8, 2022.

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

● “Guangxi Zhitongche” refers to Guangxi Nanning Zhitongche New Energy Technology Co., Ltd., a PRC company which is 90% owned by Hangzhou Zhitongche;

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

	For the Year Ended	For the Year Ended	For the Year Ended
	October 31, 2021	October 31, 2020	October 31, 2019
Period Ended USD:RMB exchange rate	6.39675	6.42420	7.0992
Period Average USD:RMB exchange rate	6.69247	6.41640	6.8905

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

Consolidated Statements of Operations Information

	For the year ended October 31, 2021
	Parent	Non-VIE subsidiaries	VIE and its subsidiaries	Elimination	Consolidated
Revenues	$—	$—	$9,536,987	$—	$9,536,987
Net Income (loss)	$(529,961)	$(125,169)	$1,433,167	$—	$778,037
Comprehensive income	$(529,961)	$(92,969)	$2,008,024	$—	$1,385,094

	For the year ended October 31, 2020
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Revenues	$—	$—	$8,210,595	$—	$8,210,595
Net Income	$—	—	$3,423,542	$—	$3,423,542
Comprehensive income	$—	$—	$3,569,845	$—	$3,569,845

	For the year ended October 31, 2019
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Revenues	$—	$—	$7,978,099	$—	$7,978,099
Net Income	$—	—	$3,206,267	$—	$3,206,267
Comprehensive income	$—	$—	$3,089,830	$—	$3,089,830

Consolidated Balance Sheets Information

	For the year ended October 31, 2021
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Current assets	$12,283,511	$7,901,140	$15,285,949	$(13,250,396)	$22,220,204
Investments in subsidiaries and VIE	$—	$7,500,000	$—	$(7,500,000)	$—
Non-current assets	$—	$7,500,000	$5,932,720	$(7,500,000)	$5,932,720
Total liabilities	$4,232	$8,014,357	$11,059,960	$(13,254,997)	$5,823,552
Shareholders’ equity	$12,279,279	$7,386,783	$10,158,709	$(7,495,399)	$22,329,372

	For the year ended October 31, 2020
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Current assets	$—	$—	$6,474,933	$—	$6,474,933
Investments in subsidiaries and VIE	$—	$—	$—	$—	$—
Non-current assets	$—	$—	$5,429,581	$—	$5,429,581
Total liabilities	$—	$—	$3,689,338	$—	$3,689,338
Shareholders’ equity	$—	$—	$8,215,176	$—	$8,215,176

	For the year ended October 31, 20219
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Current assets	$—	$—	$6,049,537	$—	$6,049,537
Investments in subsidiaries and VIE	$—	$—	$—	$—	$—
Non-current assets	$—	$—	$1,016,530	$—	$1,016,530
Total liabilities	$—	$—	$2,410,970	$—	$2,410,970
Shareholders’ equity	$—	$—	$4,655,097	$—	$4,655,097

Consolidated Cash Flows Information

	For the year ended October 31, 2021
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Net cash provided by operating activities	$(8,878,937)	$7,890,895	$(1,160,565)	$(2,662,530)	$(4,811,137)
Net cash used in investing activities	$-	$(7,500,000)	$(1,485,306)	7,500,000	$(1,485,306)
Net cash used in financing activities	$12,809,240	$7,500,000	$38,916	$(7,500,000)	$12,848,156

	For the year ended October 31, 2020
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Net cash used in operating activities	$—	$—	$515,297	$—	$515,297
Net cash used in investing activities	$—	$—	$(26,288)	$—	$(26,288)
Net cash provided by financing activities	$—	$—	$(164,056)	$—	$(164,056)

	For the year ended October 31, 2019
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Net cash used in operating activities	$—	$—	$(1,082,855)	$—	$(1,082,855)
Net cash used in investing activities	$—	$—	$(10,197)	$—	$(10,197)
Net cash provided by financing activities	$—	$—	$386,137	$—	$386,137

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

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following description of our results of operations and financial condition in conjunction with the consolidated audited financial statements the years ended October 31, 2021, 2020 and 2019.

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

	For the years ended
	October 31,		Changes
	2021	2020	Amount	%
Net revenue	$9,536,987	$8,210,595	$1,326,392	16.15%
Cost of revenue	4,909,704	2,190,768	2,718,936	124.11%
Gross profit	4,627,283	6,019,827	-1,392,544	-23.13%
Selling, general and administrative expenses	3,310,148	1,649,012	1,661,136	100.74%
Income from operations	1,317,135	4,370,815	-3,053,680	-69.87%
Interest income (expense), net	5,734	(3,490)	9,224	-264.30%
Other income	1,993	30,610	-28,617	-93.49%
Income before income tax provision	1,324,862	4,397,935	-3,073,073	-69.88%
Provision for income taxes	546,825	974,393	-427,568	-43.88%
Net income	778,037	3,423,542	-2,645,505	-77.27%

Net Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended
	October 31,		Changes
	2021	2020	Amount	%
New energy vehicle sales
Net revenue	$1,443,917	$398,613	1,045,304	262.24%
Cost of revenue	1,400,211	366,523	1,033,688	282.03%
Gross profit	$43,706	$32,090	11,616	36.20%
Gross profit margin	3.03%	8.05%	-5.02%	-62.40%

Franchise initial fees
Net revenue	$8,093,070	$7,811,982	281,088	3.60%
Cost of revenue	3,509,493	1,824,245	1,685,248	92.38%
Gross profit	$4,583,577	$5,987,737	-1,404,160	-23.45%
Gross profit margin	56.64%	76.65%	-20.01%	-26.11%

Franchisees’ royalties
Net revenue	-	$-	-	-
Cost of revenue	-	-	-	-
Gross profit	-	$-	-	-
Gross profit margin	-	-	-	-

Total
Net revenue	$9,536,987	$8,210,595	1,326,392	16.15%
Cost of revenue	4,909,704	2,190,768	2,718,936	124.11%
Gross profit	$4,627,283	$6,019,827	-1,392,544	-23.13%
Gross profit margin	48.52%	73.32%	-24.80%	-33.82%

	For the years ended
	October 31,			Changes
	2020	2019		Amount	%
New energy vehicle sales
Net revenue	$398,613		$1,343,515	(944,902)	-70.33%
Cost of revenue	366,523		1,346,436	(979,913)	-72.78%
Gross profit	$32,090		$(2,921)	35,011	-%
Gross profit margin	8.05%		-0.22%	8.27%	-%

Franchise initial fees
Net revenue	$7,811,982		$6,634,584	1,177,398	17.75%
Cost of revenue	1,824,245		1,769,740	54,505	3.08%
Gross profit	$5,987,737		$4,864,844	1,122,893	23.08%
Gross profit margin	76.65%		73.33%	3.32%	4.53%

Franchisees’ royalties
Net revenue	-	$
Cost of revenue	-
Gross profit	-	$
Gross profit margin	-

Total
Net revenue	$8,210,595		$7,978,099	232,496	2.91%
Cost of revenue	2,190,768		3,116,176	(925,408)	-29.70%
Gross profit	$6,019,827		$4,861,923	1,157,904	23.82%
Gross profit margin	73.32%		60.94%	12.38%	20.31%

Our net revenues were $9,536,987 for year ended October 31, 2021 as compared to $8,210,595 in 2020, an increase of $1,326,392, or 16.15%. The increase was mostly due to the pandemic has been effectively controlled in China, the initial franchise fee revenue increased, and the NEVs sales market gradually recovered.

New Energy Vehicle (NEV) sales

Our NEVs sales include the sales of NEVs in our Shangli store and sales of NEVs to our franchisees. For years ended October 31, 2021, our NEVs sales increased by $1,045,304 or 262.24%, from $398,613 for years ended October 31, 2020 to $1,443,917 for years ended October 31, 2021. The increase was mostly due to the COVID-19 the pandemic has been effectively controlled in China, the NEVs sales market gradually recovered. On the other hand, after our listing, the strength of the company has been further enhanced, our talent team has been growing, and the number of automobile brands we cooperate with has gradually increased.

Cost of revenue was $1,400,211 for years ended October 31, 2021, an increase of $1,033,688 or 282.03%, from $366,523 for years ended October 31, 2020 which resulted from the growth in sales of new energy vehicles.

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

Gross profit and gross profit margin were $ 4,583,577and 56.64% for years ended October 31, 2021 as compared to $5,987,737and 76.65% for the same period in 2020, respectively. Such change was the result of the combination of the changes as discussed above.

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

Selling, General and Administrative Expenses

We incurred selling, general and administrative expenses of $3,310,148 for years ended October 31, 2021, as compared to $1,649,012 for years ended October 31, 2020, an increase of $1,661,136, or 100.74%. The increase is due to the salaries, conference fees, travel and advertising expenses increased after we went public, while we took out executive insurance and rented new office space.

Interest Expenses

Interest charges and bank charges are mainly from bank transfer charges and deposit interest offset. Interest income for the year October 31, 2021 and interest expense for October 31, 2020 was approximately $5,734 and $3,490, respectively.

Provision for Income Taxes

Provision for income tax was $546,825 during years ended October 31, 2021, a decrease of $427,568 or 44%, as compared to $974,393 for years ended October 31, 2020. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The decrease in provision for income taxes was mainly due to the decrease in income before income tax provision which was $1,324,862 for the year ended October 31, 2021, as compared to $4,397,935 for year ended October 31, 2020.

Net Income

Our net income decreased by $2,645,505 or 77.27%, to $778,037 for year ended October 31, 2021, from $3,423,542 for year ended October 31, 2020. Such change was the result of the combination of the changes as discussed above.

For the years ended October 31, 2020 and 2019

The following table sets forth a summary of the Company’s consolidated results of operations for the years ended October 31, 2020 and 2019. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended October 31,		Changes
	2020	2019	Amount	%
Net revenue	$8,210,595	$7,978,099	$232,496	2.91%
Cost of revenue	2,190,768	3,116,176	(925,408)	(29.70)%
Gross profit	6,019,827	4,861,923	1,157,904	23.82%
Selling, general and administrative expenses	1,649,012	1,142,138	506,874	44.38%
Income from operations	4,370,815	3,719,785	651,030	17.50%
Interest income (expense), net	(3,490)	10,130	(13,620)	(134.45)%
Other income	30,610	17,134	13,476	78.65%
Income before income tax provision	4,397,935	3,747,049	650,886	17.37%
Provision for income taxes	974,393	540,782	433,611	80.18%
Net income	3,423,542	3,206,267	217,275	6.78%

Net Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended October 31,		Changes
	2020	2019	Amount	%
New energy vehicle sales
Net revenue	$398,613	1,343,515	(944,902)	(70.33)%
Cost of revenue	366,523	1,346,436	(979,913)	(72.78)%
Gross profit	$32,090	(2,921)	35,011	(1198.60)%
Gross profit margin	8.05%	(0.22)%	8.27%	(3802.79)%

Franchise initial fees
Net revenue	$7,811,982	6,634,584	1,177,398	17.75%
Cost of revenue	1,824,245	1,769,740	54,505	3.08%
Gross profit	$5,429,337	4,864,844	1,122,893	23.08%
Gross profit margin	76.65%	73.33%	3.32%	4.52%

Franchisees’ royalties
Net revenue	$-	-
Cost of revenue	-	-
Gross profit	$-	-
Gross profit margin	-	-

Total
Net revenue	$8,210,595	7,978,099	232,496	2.91%
Cost of revenue	2,190,768	3,116,176	(925,408)	(29.70)%
Gross profit	$6,019,827	4,861,923	1,157,904	23.82%
Gross profit margin	73.32%	60.94%	12.38%	20.31%

Our net revenues were $8,210,595 for year ended October 31, 2020 as compared to $7,978,099 in 2019, an increase of $232,496, or 2.91%. The increase was mostly due to that in the second half of 2020, COVID-19 in China was effectively controlled, and the NEVs sales market gradually recovered. After the pandemic eased, there was increased investment and consumption in general. Our total revenue increased in the second half of 2020 due to the above reasons.

New Energy Vehicle (NEV) sales

Our NEVs sales include the sales of NEVs in our Shangli store and sales of NEVs to our franchisees. For years ended October 31, 2020, our NEVs sales decreased by $944,902 or 70.33%, from $1,343,515 for years ended October 31, 2019 to $398,613 for years ended October 31, 2020. The decrease was mostly due to the COVID-19 pandemic and as a result, deduction of vehicle buyers. In addition, with the increase in the total number of franchise stores, a large number of staff need to go to physical stores for training. This year, the function positioning of Shangli store has changed from car sales to sales training, from pure sales to a sales-and-training model. At the same time, due to the epidemic, Shangli store only resumed business in April 2020, and sales of NEVs began to gradually resume in June and July in 2020.

Cost of revenue was $366,523 for years ended October 31, 2020, a decrease of $979,913 or 72.78%, from $1,346,436 for years ended October 31, 2019 which resulted from decrease of rents and reduction of Company staff during the pandemic.

Gross profit and gross profit margin were $32,090 and 8.05% for years ended October 31, 2020 as compared to $-2,921 and -0.22% for the same period in 2019, respectively. The increase was resulted from that in the first half of 2020, the upper-tier suppliers accumulated a large amount of inventory, and in the second half of 2020, the sales price of cars to the Company fell due to the destocking.

Franchisees initial fees

The initial franchise fee revenue increased by $1,177,398 or 17.75% from $6,634,584 for years ended October 31, 2019 to $7,811,982 for years ended October 31, 2020. As of October 31, 2020 and 2019 we have entered into franchise agreements with 60 and 37 franchisees, respectively. Due to the pandemic in the first half of 2020, the Company was unable to recruit new franchisees and the Company could not prepare for the opening of new franchise stores. Such restrictions have caused the decline in franchise fee revenue for the period. However, in the second half of 2020, the COVID-19 pandemic in China was effectively controlled. There were increased interests in investments and consumption in general. In the meantime, the NEV industry sector elicited renewed interest in the stock market and companies. Consequently, we received increased interest from investors who are interested in new energy automobile sectors and want to join us as franchisees. As of January 31, 2021, we have entered into franchise agreements with 72 franchisees.

Cost of revenue was $1,824,245 for years ended October 31, 2020, an increase of $54,505 or 3.08% from $1,769,740 for years ended October 31, 2019. The increase was due to corresponding increase in the number of franchise stores.

Gross profit and gross profit margin were $5,429,337 and 76.65% for years ended October 31, 2020 as compared to $4,864,844 and 73.33% for the same period in 2019, respectively. Such change was the result of the combination of the changes as discussed above.

Franchisees’ royalties

We may collect royalties based on 10% of net incomes from our franchisees. As of October 31, 2020, we did not generate any revenues through franchisees’ royalties as our franchisees have yet to generate net income for the period. The revenues from our franchisees are dependent on the sales of the NEVs which were still small as they mostly just started operation in these two years and comparably large expenses such as administrative and overhead expenses. Due to COVID-19, the franchisees temporally closed their stores and the revenues decreased significantly in the first half of 2020. Currently the market has gradually picked up and we expect that some franchisees may be able to achieve profit by the end of 2021, and we expect to receive part of franchisees’ royalties as a result. However, there is no assurance that our franchisees will achieve any profits. If our franchisees are not able to achieve profits, we will not be able to collect franchisees’ royalties.

Selling, General and Administrative Expenses

We incurred selling, general and administrative expenses of 1,649,012 for years ended October 31, 2020, as compared to $1,142,138 for years ended October 31, 2019, an increase of $506,874, or 44.38%. The increase is due to the epidemic, our franchisees temporally closed their stores to adhere to the local government policy beginning from the end of January 2020 to March 2020. As a result, employees’ travel expenses, performance bonuses and basic social insurance have been reduced in the first half of 2020. However, in the second half of 2020, our franchisees have reopened their stores. As a result, employees’ travel expenses, performance bonuses and basic social insurance have been increased.

Interest Expenses

Interest charges and bank charges are mainly from bank transfer charges and deposit interest offset. Interest expense as of October 31, 2020 and 2019 was approximately $-3,880 and $-1,765, respectively.

Provision for Income Taxes

Provision for income tax was $974,393 during years ended October 31, 2020, an increase of $433,611 or 80.18%, as compared to $540,782 for years ended October 31, 2019. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The increase in provision for income taxes was mainly due to the increase in income before income tax provision which was $4,397,935. for years ended October 31, 2020 as compared to $3,747,049 for years ended October 31, 2019.

Net Income

Our net income increased by $217,275 or 6.78%, to $3,423,542 for years ended October 31, 2020, from $3,206,267 for years ended October 31, 2019. Such change was the result of the combination of the changes as discussed above.

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

The following table summarizes the company’s cash flow data as of October 31, 2021, 2020 and 2019:

	For the years ended October 31,
	2021	2020	2019
Net cash generated by (used in) operating activities	$(4,811,137)	$515,297	$(1,082,855)
Net cash generated by (used in) investing activities	(1,485,306)	(26,288)	(10,197)
Net cash generated by (used in) financing activities	12,848,156	(164,056)	386,137
Net increase (decrease) in cash and cash equivalents	$6,551,713	$324,953	(706,915)

Operating Activities

Net cash used in operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and contractual liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of October 31, 2021 was $(4,811,137), representing a decrease of $5,326,434 compared to net cash generated by operating activities of $515,297 for years ended October 31, 2020. The increase in cash used in operating activities was due to the cost of franchisees and administrative expenses increased.

Net cash used in operations as of October 31, 2020 was $515,297, representing an increase of $1,598,152, compared to net cash used in operating activities of $-1,082,855 for years ended October 31, 2019. The Company had limited operations during the period in the first half of 2020 due to the COVID-19 pandemic; however, in the second half of 2020, the pandemic in China has been effectively controlled, the NEVs sales market has gradually recovered, the number of franchisees has increased, and franchise fee income has increased, which resulted in the increase in cash used in operations.

Investing Activities

Net cash used in investing activities was approximately $1,485,306 for years ended October 31, 2021, an increase of $1,459,018 as compared to $26,288 net cash used in investing activities for years ended October 31, 2020. The increase in cash used in investing activities was due to the office renovation costs, asset purchases, and short-term financial product purchases.

Net cash used in investing activities was approximately $-26,288 for years ended October 31, 2020, a decrease of $16,091 as compared to -$10,197 net cash used in investing activities for years ended October 31, 2019.

Financing Activities

Net cash provided by financing activities was approximately $12,848,156 for years ended October 31, 2021, an increase of $13,012,212, or 7,931.57%, as compared to $-164,056 net cash used in financing activities for years ended October 31, 2020. The increase in cash provided by financing activities was due to the fund raising in capital market.

Net cash used in financing activities was approximately $-164,056 for years ended October 31, 2020, a decrease of $550,193, or 142.49%, as compared to $386,137 net cash provided by financing activities for years ended October 31, 2019. The decrease in cash used was due to that we open seven (7) new franchise store for the year ended October 31, 2020.

Contractual Obligations

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

The supplemental balance sheet information related to leases for the period is as follows:

As of
October 31, 2021
Operating leases
Right-of-use assets	$846,200

Operating lease liabilities	$700,580

The undiscounted future minimum lease payment schedule as follows:

For the years ending October 31,
2022	194,160
2023	194,160
2024	194,160
2025	194,160
Total	776,640

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

The concentration on sales revenues generated by customer type comprised of the following:

	Years Ended
	October 31, 2021		October 31, 2020		October 31, 2019
Third party sales revenues	1,355,066	15%	258,833	3%	839,744	11%
Related party sales revenues	88,851	1%	139,780	2%	503,771	6%
Third party franchise revenues	251,359	3%	-	-%	-	-%
Related party franchise revenues	7,841,711	81%	7,811,982	95%	6,634,584	83%
Total	9,536,987	100%	8,210,595	100%	7,978,099	100%

The concentration of sales revenues generated by third-party customers comprised of the following:

	Years Ended
	October 31,		October 31,		October 31,
	2021		2020		2019
Customer A	-	-	24,842	10%
Customer B	-	-	20,453	8%
Customer C	-	-	20,425	8%
Customer D	-	-	20,393	8%
Customer E			-	-	102,940	12%
Customer F			-	-	79,740	9%
Customer G			-	-	53,864	7%
Customer H	408,577	30%
Customer I	799,865	59%
Customer J	72,513	5%
Total	1,280,955	94%	86,113	34%	236,544	28%

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

Accounts receivables above derived from sales of vehicles supplied to the Company’s franchisees without any special payment terms. Sales revenues from related parties’ franchisees were $88,851, $139,780 and $ 503,711 for the years ended October 31, 2021, 2020 and 2019, respectively.

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

The deferred revenues above derived from initial franchise fees payments received in advance for services which have not yet been performed and deposit received in advance for purchase car from related franchisees.

e. Deferred revenues from related franchisees for services which have not yet been performed comprised of the following:

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

f. Advances received from related franchisees for purchase car deposits comprised of the following:

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

As of October 31, 2021 and 2020, the Company has an outstanding receivable of $32,491 and $0, respectively, from Mr. Ruchun Huang, the Shangli Jiuzi New Energy Vehicle Co., Ltd.’s legal representative. The amount was advanced to Mr. Huang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

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

All Other Fees

There was no other service fees incurred from WWC in fiscal year ended June 30, 2021. There was no other service fees incurred from WWC in fiscal year ended June 30, 2020. There was no other service fee from WWC in the fiscal year ended June 30, 2019.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association (Exhibit 3.1 to Amendment No.3 to the Registration Statement on Form F-1 filed on December 3, 2020)
10.1	Share Pledge Agreement (Exhibit 10.1 to the Registration Statement on Form F-1 filed on July 8, 2020)
10.2	Exclusive Option Agreement (Exhibit 10.2 to the Registration Statement on Form F-1 filed on July 8, 2020)
10.3	Exclusive Business Cooperation Agreement (Exhibit 10.3 to the Registration Statement on Form F-1 filed on July 8, 2020)
10.4	Employment Agreement between Zhejiang Jiuzi and Shuibo Zhang (Exhibit 10.4 to the Registration Statement on Form F-1 filed on July 8, 2020)
10.5	Employment Agreement between Zhejiang Jiuzi and Qi Zhang (Exhibit 10.5 to the Registration Statement on Form F-1 filed on July 8, 2020)
10.6	Employment Agreement between Zhejiang Jiuzi and Kezhen Li (Exhibit 10.6 to the Registration Statement on Form F-1 filed on July 8, 2020)
10.7	Employment Agreement between the Registrant and Francis Zhang (Exhibit 10.7 to the Registration Statement on Form F-1 filed on August 26, 2020)
10.8	Director Agreement between the Registrant and Kezhen Li (Exhibit 10.7 to the Registration Statement on Form F-1 filed on July 8, 2020)
10.9	Director Offer Letter between the Registrant and Richard Chen (Exhibit 10.9 to the Registration Statement on Form F-1 filed on August 26, 2020)
10.10	Director Offer Letter between the Registrant and Junjun Ge (Exhibit 10.10 to the Registration Statement on Form F-1 filed on August 26, 2020)
10.11	Director Offer Letter between the Registrant and Jehn Ming Lim (Exhibit 10.11 to the Registration Statement on Form F-1 filed on August 26, 2020)
10.12	Form of Letter of Intent for Cooperation on Sales and Services of NEVs (Exhibit 10.12 to the Registration Statement on Form F-1 filed on August 26, 2020)
10.13	Securities Purchase Agreement, dated December 3, 2021 (Exhibit 10.1 on Form 6-K filed on December 6, 2021)
10.14	Registration Rights Agreement, dated December 3, 2021 (Exhibit 10.3 on Form 6-K filed on December 6, 2021)
14.1	Code of Business Conduct and Ethics of the Registrant (Exhibit 14.1 to the Registration Statement on Form F-1 filed on August 26, 2020)
21.1*	List of Subsidiaries
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Jiuzi Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jiuzi Holdings, Inc., its subsidiaries, and its variable interest entities (collectively the “Company”) as of October 31, 2021 and 2020 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

March 15, 2022

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

Jiuzi Holdings, Inc.

Consolidated Statements of Income and Comprehensive Income

For the years ended October 31, 2021, 2020 and 2019

	For the Year ended	For the Year ended	For the Year ended
	October 31,	October 31,	October 31,
	2021	2020	2019
Revenues, net	1,606,425	258,834	839,744
Revenues – related party, net	7,930,562	7,951,761	7,138,355
Total Revenues	9,536,987	8,210,595	7,978,099

Cost of revenues	1,370,829	217,807	857,097
Cost of revenues – related party	3,538,875	1,972,961	2,259,079
Total cost of revenues	4,909,704	2,190,768	3,116,176

Gross profit	4,627,283	6,019,827	4,861,923

Selling expense	17,542	29,887	40,723
General and administrative expenses	3,292,606	1,619,125	1,101,415
Operating income (loss)	1,317,135	4,370,815	3,719,785

Non-operating income (expense) items:
Other income (expense), net	1,993	30,610	17,134
Interest income	5,734	390	11,895
Interest expense	-	(3,880)	(1,765)
	7,727	27,120	27,264

Earnings (Loss) before tax	1,324,862	4,397,935	3,747,049

Income tax	546,825	974,393	540,782

Net income (loss)	778,037	3,423,542	3,206,267
Less: loss attributable to non-controlling interest	(35,708)	(27,385)	(33,790)
Net income (loss) attributable to Jiuzi	813,745	3,450,927	3,240,057

Earnings (Loss) per share
Basic	0.04	0.23	0.22
Diluted	0.04	0.23	0.22

Weighted average number of ordinary shares outstanding*
Basic	17,580,461	15,000,000	15,000,000
Diluted	17,580,461	15,000,000	15,000,000

Net income (loss)	778,037	3,423,542	3,206,267

Other comprehensive income (loss):
Foreign currency translation (loss) income	607,057	146,303	(116,437)
Total comprehensive income (loss)	1,385,094	3,569,845	3,089,830

*	Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended October 31, 2021, 2020 and 2019

	Common Stock		Additional			Accumulated other	Equity	Non-
	Number of Shares	Amount	Paid-in Capital	Statutory Reserve	Retained Earnings	Comprehensive Income	attributable to Jiuzi	Controlling interest	Total Equity
Balance, November 1, 2018	15,000,000	15,000	74,947	97,508	748,741	-90,292	845,904	509,485	1,355,389
(Distribution) / Contribution in capital	-	-	224,946	-	-	-	224,946	-	224,946
Net income	-	-	-	-	3,240,057	-	3,240,057	-33,790	3,206,267
Appropriations to statutory reserves	-	-	-	328,906	-328.906	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-116,437	-116,437	-15,068	-131,505
Balance, October 31, 2019	15,000,000	15,000	299,893	426,414	3,659,892	-206,729	4,194,470	460,627	4,655,097

Balance at November 1, 2019	15,000,000	$15,000	299,893	426,414	3,659,892	-206,729	4,194,470	460,627	4,655,097
Contribution in capital	-	-	9,046	-	-	-	9,046	-7,795	1,251
Net income	-	-	-	-	3,450,927	-	3,450,927	-27,385	3,423,542
Appropriations to statutory reserves	-	-	-	264,210	-264,210	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	146,303	146,303	-11,017	135,286
Balance at October 31, 2020	15,000,000	15,000	308,939	690,624	6,846,609	-60,426	7,800,746	414,430	8,215,176

Balance at November 1, 2020	15,000,000	15,000	308,939	690,624	6,846,609	-60,426	7,800,746	414,430	8,215,176
Contribution in capital	-	-	38,915	-	-	-	38,915	-119,053	-80,138
Shared issued for cash	6,426,844	6,427	12,802,813	-	-	-	12,809,240	-	12,809,240
Net income				200,815	612,930		813,745	-35,708	778,037
Foreign currency translation adjustment	-	-	-	-	-	602,041	602,041	5,016	607,057
Balance at October 31, 2021	21,426,844	21,427	13,150,667	891,439	7,459,539	541,615	22,064,687	264,685	22,329,372

*	Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Cash Flows

For the years ended October 31, 2021, 2020 and 2019

	For the Year ended	For the Year ended	For the Year ended
	October 31,	October 31,	October 31,
	2021	2020	2019
Cash flows from operating activities
Net income	778,037	3,423,542	3,206,267
Depreciation and amortization	55,243	20,182	8,582
Provision for doubtful accounts	(13,931)	11,474	32,717
Amortization of right-of-use asset	40,286	-	-
Provision for credit losses	309,024	305,128	61,277
Imputed interest expense	724,338	762,113	35,812
Loss from disposal of assets	4,082	-	-
Changes in assets and liabilities
(Increase) decrease in accounts receivable	8,958	37,809	(25,367)
(Increase) decrease in accounts receivable – related party	1,092,111	(488,494)	(299,062)
(Increase) decrease in inventories	(103,928)	73,001	104,986
(Increase) decrease in loans to related parties	(6,129,775)	(4,982,838)	(37,917)
(Increase) decrease in due from related parties	(185,084)	-	-
(Increase) decrease in other current assets	(1,949,313)	10,435	(164,659)
(Increase) decrease in other non-current assets	(553,867)	-	-
(Decrease) increase in accrued and other liabilities	507,206	22,843	(15,540)
(Decrease) increase in account payable	14,720	(10,306)	-
(Decrease) increase in accounts payable – related party	(62,511)	91,841	1,422
(Decrease) increase in taxes payable	23,271	1,474,958	992,328
(Decrease) increase in contract liability	(7,437)	20,370	(4,925)
(Decrease) increase in contract liability – related party	(476,008)	(256,761)	(4,978,756)
(Decrease) increase in operating lease liabilities	(144,998)	-	-
(Decrease) increase in deferred income	1,258,439	-	-
Net cash generated by (used in) operating activities	(4,811,137)	515,297	(1,082,855)

Cash flows from investing activities
Purchase of fixed assets	(306,576)	(26,778)	(7,087)
Purchase of intangible assets	(3,004)	-	(15,964)
Acquisition of investment	(1,175,726)	-	-
Refund of security deposits	-	490	12,854
Net cash generated by (used in) investing activities	(1,485,306)	(26,288)	(10,197)

Cash flows from financing activities
Proceeds from owner’s injection of capital	38,916	9,046	224,946
Stock proceeds for cash	12,809,240	-	-
Proceeds from (Repayment to) related party	-	(173,102)	161,191
Net cash provided by (used in) financing activities	12,848,156	(164,056)	386,137

Net increase (decrease) of cash and cash equivalents	6,551,713	324,953	(706,915)

Effect of foreign currency translation on cash and cash equivalents	56,690	(2,675)	(5,314)
Cash, cash equivalents, and restricted cash – beginning of period	764,492	442,214	1,154,443
Cash, cash equivalents, and restricted cash – end of period	$7,372,895	$764,492	442,214

Supplementary cash flow information:
Interest received	$5,734	$390	$11,895
Interest paid	$-	$3,880	$1,765
Income taxes paid	$295,729	$-	$-

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

Exchange rate used for the translation as follows:

US$ to RMB

	Period End	Average
October 31, 2021	6.39675	6.42420
October 31, 2020	6.69247	6.41640
October 31, 2019	7.0992	6.8905

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Advertising

The Company expenses advertising costs as incurred and includes it in G&A expenses. The Company recorded $78,894, $37,753 and $109,984 of advertising and promotional expenses for the years ended October 31, 2021, 2020 and 2019 respectively.

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

	October 31, 2021	October 31, 2020
Current assets
Cash and cash equivalents	433,430	764,492
Short-term investment	1,180,772	-
Accounts receivables	6,566	14,875
Accounts receivables – related parties	529,407	1,518,264
Due from related parties	372,759	173,643
Inventories	266,106	154,586
Advances to suppliers	1,594,278	569,023
Loans receivable from related parties, net - current portion,	9,673,893	2,999,261
Other receivables and other current assets	1,228,738	280,789
	15,285,949	6,474,933
Non-current assets
Property, plant and equipment, intangible assets	391,161	118,313
Operating lease right of use asset	846,200	-
Loans receivable from related parties, non-current portion	4,136,657	5,308,919
Other non-current assets	558,702	2,349
	5,932,720	5,429,581

Total assets of VIE	21,218,669	11,904,514

Current Liabilities
Accruals and other payables	595,364	82,182
Accounts payable – related party	44,366	102,411
Accounts payable	15,695	872
Taxes payable	2,923,130	2,772,447
Operating lease liabilities - current	163,148	-
Amounts due to non-VIE subsidiaries of the Company	5,237,265	-
Contract liability	114,916	116,977
Contract liability – related party	164,804	614,449
	9,258,688	3,689,338
Non-current liabilities
Operating lease liabilities – non-current	537,432	-
Deferred income	1,263,840	-
	1,801,272	-

Total liabilities of VIE	11,059,960	3,689,338

	For the years ended
	October 31, 2021	October 31, 2020	October 31, 2019
Revenues	9,536,987	8,210,595	7,978,099
Net income	1,433,167	3,423,542	3,206,267
Net cash (used in) generated by operating activities	(1,160,565)	515,297	(1,082,855)
Net cash (used in) generated by investing activities	(1,485,306)	(26,288)	(10,197)
Net cash provided by financing activities	38,916	(164,056)	386,137

As of October 31, 2021 and 2020, the VIEs have $nil and $nil due from non-VIE subsidiaries of the Company, respectively.

As of October 31, 2021 and 2020, the VIEs have $5,237,265 and $nil due to non-VIE subsidiaries of the Company, respectively.

All material related party transactions are disclosed in Note 10, or elsewhere in these consolidated financial statements. For the years ended October 31, 2021 and 2020, the VIES have not entered into any transaction with other subsidiaries that are not VIEs. If and when such transaction incurs, such transaction would be eliminated upon consolidation.

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

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

Inventory write-down expense was $nil, $nil and $nil for the years ended October 31, 2021, 2020 and 2019, respectively.

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

Bad debt expense/(recoveries) was ($35,269), $11,474 and $32,717 for the years ended October 31, 2021, 2020 and 2019, respectively.

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

The amounts charged were $724,337, $755,707 and $382,084 for the years ended October 31, 2021, 2020 and 2019, respectively.

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

Credit loss was $1,054,774, $305,128 and $61,277 for the years ended October 31, 2021, 2020 and 2019, respectively.

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

Depreciation expenses was $89,207, $8,504 and $8,582 for the years ended October 31, 2021, 2020 and 2019, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 9 – INTANGIBLE ASSETS

Intangible assets, net comprised of the following:

	October 31, 2021	October 31, 2020
At Cost:
Financial software	17,196	16,436
Domain name	3,068	-
	20,264	16,436
Less: Accumulated Amortization	2,211	-
Total, net	18,053	16,436

Amortization expenses was $2,201 $nil, and $nil for the years ended October 31, 2021, 2020 and 2019, respectively.

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

Accounts receivables above derived from sales of vehicles supplied to the Company’s franchisees without any special payment terms. Sales revenues from related parties’ franchisees were $88,851, $139,780 and $503,771 for the years ended October 31, 2021, 2020 and 2019 respectively.

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

As of October 31, 2021 and 2020, the Company has an outstanding receivable of $32,491 and $0, respectively, from Mr. Ruchun Huang, the Shangli Jiuzi New Energy Vehicle Co., Ltd.’s legal representative. The amount was advanced to Mr. Huang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

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

Operating lease expenses were $83,639, $55,265 and $nil for the years ended October 31, 2021, 2020 and 2019, respectively.

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

The supplemental balance sheet information related to leases for the period is as follows:

As of
October 31, 2021
Operating leases
Right-of-use assets	$846,200

Operating lease liabilities	$700,580

The undiscounted future minimum lease payment schedule as follows:

For the years ending October 31,
2022	194,160
2023	194,160
2024	194,160
2025	194,160
Total	776,640

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

Sales revenues comprised of the following:

	Years Ended
	October 31, 2021		October 31, 2020		October 31, 2019
NEVs sales	1,443,917	15%	398,613	5%	1,343,515	17%
Franchisees service revenues	8,093,070	85%	7,811,982	95%	6,634,584	83%
Total	9,536,987	100%	8,210,595	100%	7,978,099	100%

Direct costs comprised of the following:

	Years Ended
	October 31, 2021		October 31, 2020		October 31, 2019
NEVs sales	1,400,211	29%	366,523	17%	1,346,436	43%
Franchisees service revenues	3,509,493	71%	1,824,245	83%	1,769,740	57%
Total	4,909,704	100%	2,190,768	100%	3,116,176	100%

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Gross profit (loss) comprised of the following:

	Years Ended
	October 31, 2021		October 31, 2020		October 31, 2019
NEVs sales	43,706	1%	32,090	1%	(2,921)	0%
Franchisees service revenues	4,583,577	99%	5,987,737	99%	4,864,844	100%
Total	4,627,283	-	6,019,827	-	4,861,923	-

NOTE 15 – INCOME TAX

The Company is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The net taxable income (losses) before income taxes and its provision for income taxes comprised of the following:

	Years Ended
	October 31, 2021	October 31, 2020	October 31, 2019
Income / (loss) attributed to China	2,002,809	3,839,535	3,747,049
PRC statutory tax rate	25%	25%	25%
Income tax expense at statutory rate	500,702	959,884	936,762
Reconciliation	46,123	14,509	(395,980)
Income tax expense/ (benefit)	546,825	974,393	540,782

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The concentration on sales revenues generated by customers type comprised of the following:

	Years Ended
	October 31, 2021		October 31, 2020		October 31, 2019
Third party sales revenues	1,355,066	15%	258,833	3%	839,744	11%
Related party sales revenues	88,851	1%	139,780	2%	503,771	6%
Third party franchise revenues	251,359	3%	-	-%	-	-%
Related party franchise revenues	7,841,711	81%	7,811,982	95%	6,634,584	83%
Total	9,536,987	100%	8,210,595	100%	7,978,099	100%

The concentration of sales revenues generated by third-party customers comprised of the following:

	Years Ended
	October 31,		October 31,		October 31,
	2021		2020		2019
Customer A	-	-	24,842	10%
Customer B	-	-	20,453	8%
Customer C	-	-	20,425	8%
Customer D	-	-	20,393	8%
Customer E			-	-	102,940	12%
Customer F			-	-	79,740	9%
Customer G			-	-	53,864	7%
Customer H	408,577	30%
Customer I	799,865	59%
Customer J	72,513	5%
Total	1,280,955	94%	86,113	34%	236,544	28%

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

Date: March 15, 2022