Form 20-F/A
period 2021-10-31
Jiuzi Holdings, Inc.
filed 2022-04-15
CIK 1816172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 2)

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

☐  Yes   ☐  No

Explanatory Note

Jiuzi Holdings Inc. is filing this Amendment No. 2 to Form 20-F (the “Amendment No. 2”) to our annual report on Form 20-F for the year ended October 31, 2021, filed with the Securities and Exchange Commission on March 8, 2022, which was subsequently amended on March 15, 2022 (the “Original Filings”), to update the information regarding the Company’s variable interest entities (the “VIEs”) and non-VIE subsidiaries, in which the Consolidated Statements of Operations Information in Item 3 has been adjusted, and the amount due to the parent company from the VIE in addition to the amount due to the other non-VIE subsidiaries of the Company in Note 3 has been included. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 2.

This Amendment No. 2 speaks as of the filing date of the Original Filings. Other than as set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filings, or reflect any events that have occurred since the date thereof.

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

Consolidated Statements of Operations Information

	For the year ended October 31, 2021
	Parent	Non-VIE subsidiaries	VIE and its subsidiaries	Elimination	Consolidated
Revenues	$—	$1,433,167	$9,536,987	$(1,433,167)	$9,536,987
Net Income (loss)	$(529,961)	$1,307,998	$—	$—	$778,037
Comprehensive income	$(529,961)	$1,340,198	$574,857	$—	$1,385,094

	For the year ended October 31, 2020
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Revenues	$—	$3,423,542	$8,210,595	$(3,423,542)	$8,210,595
Net Income	$—	3,423,542	$—	$—	$3,423,542
Comprehensive income	$—	$3,423,542	$146,303	$—	$3,569,845

	For the year ended October 31, 2019
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Revenues	$—	$3,206,267	$7,978,099	$(3,206,267)	$7,978,099
Net Income	$—	$3,206,267	$—	$—	$3,206,267
Comprehensive income	$—	$3,206,267	$(116,437)	$—	$3,089,830

Consolidated Balance Sheets Information

	For the year ended October 31, 2021
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Current assets	$12,283,511	$9,334,307	$15,285,949	$(14,683,563)	$22,220,204
Investments in subsidiaries and VIE	$10,045,492	$8,725,542	$—	$(18,771,034)	$—
Total assets	$22,329,003	$18,059,849	$21,218,669	$(33,454,597)	$28,152,924
Total liabilities	$4,232	$8,014,357	$12,493,127	$(14,688,164)	$5,823,552
Shareholders’ equity	$22,324,771	$10,045,492	$8,725,542	$(18,766,433)	$22,329,372

	For the year ended October 31, 2020
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Current assets	$—	$3,423,542	$6,474,933	$(3,423,542)	$6,474,933
Investments in subsidiaries and VIE	$8,215,176	$4,791,634	$—	$(13,006,810)	$—
Total assets	$8,215,176	$8,215,176	$11,904,514	$(22,905,285)	$5,429,581
Total liabilities	$—	$—	$7,112,880	$(3,423,542)	$3,689,338
Shareholders’ equity	$8,215,176	$8,215,176	$4,791,634	$(13,006,810)	$8,215,176

	For the year ended October 31, 2019
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Current assets	$—	$3,206,267	$6,049,537	$(3,206,267)	$6,049,537
Investments in subsidiaries and VIE	$4,655,097	$1,448,830	$—	$(6,103,927)	$—
Total assets	$4,655,097	$4,655,097	$7,066,067	$(9,310,194)	$7,066,067
Total liabilities	$—	$—	$5,617,237	$(3,206,267)	$2,410,970
Shareholders’ equity	$4,655,097	$4,655,097	$1,448,830	$(6,103,927)	$4,655,097

Consolidated Cash Flows Information

	For the year ended October 31, 2021
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Net cash provided by operating activities	$(8,878,937)	$7,890,895	$(1,160,565)	$(2,662,530)	$(4,811,137)
Net cash used in investing activities	$-	$(7,500,000)	$(1,485,306)	7,500,000	$(1,485,306)
Net cash used in financing activities	$12,809,240	$7,500,000	$38,916	$(7,500,000)	$12,848,156

	For the year ended October 31, 2020
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Net cash used in operating activities	$—	$—	$515,297	$—	$515,297
Net cash used in investing activities	$—	$—	$(26,288)	$—	$(26,288)
Net cash provided by financing activities	$—	$—	$(164,056)	$—	$(164,056)

	For the year ended October 31, 2019
	Parent	Non-VIE subsidiaries	VIE and its consolidated subsidiary	Elimination	Consolidated
Net cash used in operating activities	$—	$—	$(1,082,855)	$—	$(1,082,855)
Net cash used in investing activities	$—	$—	$(10,197)	$—	$(10,197)
Net cash provided by financing activities	$—	$—	$386,137	$—	$386,137

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

(PCAOB ID # 1171)

We have served as the Company’s auditor since October 9, 2019.

San Mateo, California

March 15, 2022, except for Note 3 and Note 17 for which the date is April 15, 2022.

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The following financial information of the VIEs in the PRC are included in the accompanying consolidated financial statements as of and for the years ended October 31, 2021 and 2020

	October 31, 2021	October 31, 2020
Current assets
Cash and cash equivalents	433,430	764,492
Short-term investment	1,180,772	-
Accounts receivables	6,566	14,875
Accounts receivables – related parties	529,407	1,518,264
Due from related parties	372,759	173,643
Inventories	266,106	154,586
Advances to suppliers	1,594,278	569,023
Loans receivable from related parties, net - current portion,	9,673,893	2,999,261
Other receivables and other current assets	1,228,738	280,789
	15,285,949	6,474,933
Non-current assets
Property, plant and equipment, intangible assets	391,161	118,313
Operating lease right of use asset	846,200	-
Loans receivable from related parties, non-current portion	4,136,657	5,308,919
Other non-current assets	558,702	2,349
	5,932,720	5,429,581

Total assets of VIE	21,218,669	11,904,514

Current Liabilities
Accruals and other payables	595,364	82,182
Accounts payable – related party	44,366	102,411
Accounts payable	15,695	872
Taxes payable	2,923,130	2,772,447
Operating lease liabilities - current	163,148	-
Amounts due to parent and non-VIE subsidiaries of the Company	6,670,432	3,423,542
Contract liability	114,916	116,977
Contract liability – related party	164,804	614,449
	10,691,855	7,112,880
Non-current liabilities
Operating lease liabilities – non-current	537,432	-
Deferred income	1,263,840	-
	1,801,272	-

Total liabilities of VIE	12,493,127	7,112,880

	For the years ended
	October 31, 2021	October 31, 2020	October 31, 2019
Revenues	9,536,987	8,210,595	7,978,099
Net income	-	-	-
Net cash (used in) generated by operating activities	(1,160,565)	515,297	(1,082,855)
Net cash (used in) generated by investing activities	(1,485,306)	(26,288)	(10,197)
Net cash provided by financing activities	38,916	(164,056)	386,137

As of October 31, 2021 and 2020, the VIEs have $nil and $nil due from non-VIE subsidiaries of the Company, respectively.

As of October 31, 2021 and 2020, the VIEs have $6,670,432and $3,423,542 due to non-VIE subsidiaries of the Company, respectively.

All material related party transactions are disclosed in Note 10, or elsewhere in these consolidated financial statements. For the years ended October 31, 2021 and 2020, the VIES have not entered into any transaction with other subsidiaries that are not VIEs, except for the service fee charged by WFOE. If and when such transaction incurs, such transaction would be eliminated upon consolidation.

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

NOTE 17 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. From the period from December 31, 2021 to April 15, 2022, there was no other subsequent event that would require disclosure of or adjustment to the financial statements other than disclosed below.

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

Date: April 15, 2022