Form 20-F
period 2022-10-31
Jiuzi Holdings, Inc.
filed 2023-03-15
CIK 1816172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,026,309 ordinary shares issued and outstanding as of March 15, 2023.

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

☐  Yes   ☐  No

i

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report:

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Guangxi Zhitongche” refers to Guangxi Nanning Zhitongche New Energy Technology Co., Ltd., a PRC company owned by Hangzhou Zhitongche;

●	“Hangzhou Zhitongche” refers to Hangzhou Zhitongche Technology Co., Ltd., a PRC company wholly owned by Zhejiang Jiuzi;

●	“Jiuzi HK” refers to Jiuzi (HK) Limited, a limited liability company organized under the laws of Hong Kong;

●	“Jiuzi New Energy” refers to Zhejiang Jiuzi New Energy Network Technology Co., Ltd., a PRC company wholly owned by Zhejiang Jiuzi;

●	“Jiuzi WFOE” refers to Zhejiang Navalant New Energy Automobile Co. Ltd, a limited liability company organized under the laws of the PRC, which is wholly-owned by Jiuzi HK;

●	“Ordinary shares” refer to the ordinary shares of the Company, par value US$0.001 per share;

●	“PRC Operating Subsidiaries” refer to the Zhejiang Jiuzi and its subsidiaries;

●	“Shangli Jiuzi” refers to Shangli Jiuzi New Energy Vehicles Co., Ltd., a PRC company and 59% owned subsidiary of Zhejiang Jiuzi;

●	“VIE Agreements” refers to a series of contractual arrangements, including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement and the Share Pledge Agreement between Jiuzi WFOE and VIE. The VIE structure has been dissolved on January 20, 2023;

●	“Zhejiang Jiuzi” refers to Zhejiang Jiuzi New Energy Vehicles Co., Ltd., our operating subsidiary in the PRC;

●	“2021 Plan” refers to an equity incentive plan we adopted on July 6, 2021;

●	“2022 Plan” refers to an equity incentive plan we adopted on July 28, 2022;

●	“2023 Plan” refers to an equity incentive plan we adopted on January 17, 2023;

Our business is conducted by Zhejiang Jiuzi, our PRC subsidiary using Renminbi, or RMB, the official currency of China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars (“$” or “US$”), determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended	For the Year Ended
	October 31, 2022	October 31, 2021
Period Ended USD:RMB exchange rate	7.3003	6.3968
Period Average USD:RMB exchange rate	6.6105	6.4242

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Summary of Financial Position and Cash Flows Jiuzi Holdings Inc. and the subsidiaries:

The consolidated financial statements included in this annual report reflect financial position and cash flows of the registrant, Cayman Islands incorporated parent company, Jiuzi Holdings Inc. Limited, together with those of its subsidiaries, on a consolidated basis. The tables below are condensed consolidating schedules summarizing separately the financial position and cash flows of the registrant, Cayman Islands incorporated parent company, Jiuzi Holdings Inc. Limited (“Parent Company” in the tables below), and its subsidiaries (“Non-VIE subsidiaries” in the tables below), together with eliminating adjustments. The VIE structure has been dissolved on January 20, 2023:

Consolidated Statements of Operations Information

	For the year ended October 31, 2022
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Elimination	Subtotal	Elimination	Consolidating
Revenues	-	-	-	-	-	6,215,718	-	6,215,718	-	6,215,718
Cost of revenues	-	-	-	-	-	6,458,162	-	6,458,162	-	6,458,162
Share of loss from non-VIE subsidiaries	(12,295,546)	(12,228,930)	12,295,546	(12,228,930)	-	-	-	-	12,228,930	-
Share of income/(loss) from VIEs	-	-	-	-	(12,235,731)	-	12,235,731	-	-	-
Net Income (loss)	(16,832,101)	(12,295,546)	12,295,546	(16,832,101)	(12,228,930)	(12,235,731)	12,235,731	(12,228,930)	12,228,930	(16,832,101)
Comprehensive income	(18,429,093)	(13,610,922)	13,610,922	(18,429,093)	(13,544,304)	(12,358,696)	12,358,696	(13,544,304)	13,544,304	(18,429,093)

	For the year ended October 31, 2021
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Elimination	Subtotal	Elimination	Consolidating
Revenues	-	-	-	-	-	9,536,987	-	9,536,987	-	9,536,987
Cost of revenues	-	-	-	-	-	4,909,704	-	4,909,704	-	4,909,704
Share of loss from non-VIE subsidiaries	1,307,998	1,455,984	(1,307,998)	1,455,984	-	-	-		(1,455,984)	-
Share of income/(loss) from VIEs	-	-	-	-	1,433,167	-	(1,433,167)	-	-	-
Net Income (loss)	778,037	1,307,998	(1,307,998)	778,037	1,455,984	1,433,167	(1,433,167)	1,455,984	(1,455,984)	778,037
Comprehensive income	778,037	1,307,998	(1,307,998)	778,037	1,488,184	2,008,024	(1,433,167)	2,063,041	(1,455,984)	1,385,094

	For the year ended October 31, 2020
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Elimination	Subtotal	Elimination	Consolidating
Revenues	-	-	-	-	-	8,210,595	-	8,210,595	-	8,210,595
Cost of revenues	-	-	-	-	-	2,190,768	-	2,190,768	-	2,190,768
Share of loss from non-VIE subsidiaries	3,423,542	3,423,542	(3,423,542)	3,423,542	-	-	-	-	(3,423,542)	-
Share of income/(loss) from VIEs	-	-	-	-	3,423,542	-	(3,423,542)	-	-	-
Net Income (loss)	3,423,542	3,423,542	(3,423,542)	3,423,542	3,423,542	3,423,542	(3,423,542)	3,423,542	(3,423,542)	3,423,542
Comprehensive income	3,423,542	3,423,542	(3,423,542)	3,423,542	3,423,542	3,569,845	(3,423,542)	3,569,845	(3,423,542)	3,569,845

Consolidated Balance Sheets Information

	As of October 31, 2022
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Elimination	Subtotal	Elimination	Consolidating
Current assets	2,000,446	61,673	-	2,062,119	13,587	10,172,690	-	10,384,852	-	12,248,396
Intercompany receivables	10,878,595	-	(10,575,297)	303,298	9,073,749	-	(9,073,749)	-	(303,298)	-
Investments in non-VIE subsidiaries	(3,958,189)	6,556,413	3,958,189	6,556,413	-	-	-	-	(6,556,413)	-
Equity in VIEs through VIE agreements	-	-	-	-	(2,501,756)	--	2,501,756	-	(6,859,711)	-
Non-current assets	6,920,406	6,556,413	(6,617,108)	6,859,711	6,571,991	3,077,780	(6,571,993)	2,879,203	(6,859,711)	3,077,780
Total assets	8,920,852	6,618,086	(6,617,108)	8,921,830	6,585,578	13,250,470	(6,571,993)	13,264,055	-	15,326,174
Intercompany payables	-	10,575,297	(10,575,297)	-	-	9,377,047	(9,073,749)	303,298	(303,298)	-
Total liabilities	2,839,632	10,576,275	(10,575,297)	2,840,610	29,165	15,752,226	(9,073,749)	6,707,642	(303,298)	9,244,954
Shareholders’ equity	6,081,220	(3,958,189)	3,958,189	6,081,220	6,556,413	(2,501,756)	2,501,756	6,556,413	(6,556,413)	6,081,220

	As of October 31, 2021
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Elimination	Subtotal	Elimination	Consolidating
Current assets	3,930,303	365,515	-	4,295,818	2,638,437	15,285,949	-	17,924,386	-	22,220,204
Intercompany receivables	8,353,208	-	(8,012,522)	340,686	4,891,978	-	(4,891,978)	-	(340,686)	-
Investments in non-VIE subsidiaries	10,045,861	17,692,868	(10,045,861)	17,692,868	-	-	-	-	(17,692,868)	-
Equity in VIEs through VIE agreements	-	-	-	-	10,163,310	-	(10,163,310)	-	-	-
Non-current assets	18,399,069	17,692,868	(18,058,383)	18,033,554	15,055,288	5,932,720	(15,055,288)	5,932,720	(18,033,554)	5,932,720
Total assets	22,329,372	18,058,383	(18,058,383)	22,329,372	17,693,725	21,218,669	(15,055,288)	23,857,106	(18,033,554)	28,152,924
Intercompany payables	-	8,012,522	(8,012,522)	-	-	5,232,664	(4,891,978)	340,686	(340,686)	-
Total liabilities	-	8,012,522	(8,012,522)	-	857	11,055,359	(4,891,978)	6,164,238	(340,686)	5,823,552
Shareholders’ equity	22,329,372	10,045,861	(10,045,861)	22,329,372	17,692,868	10,163,310	(10,163,310)	17,692,868	(17,692,868)	22,329,372

Consolidated Cash Flows Information

	For the year ended October 31, 2022
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Elimination	Subtotal	Elimination	Consolidating
Net cash provided by (used in) operating activities	(3,190,669)	(66,617)	-	(3,257,286)	(5,309,275)	(306,089)	-	(5,615,364)	-	(8,872,650)
Net cash provided by (used in) investing activities	-	(2,800,000)	-	(2,800,000)	-	236,884	-	236,884	2,800,000	236,884
Net cash provided by (used in) financing activities	3,742,490	-	-	3,742,490	2,800,000	(115,742)	-	2,684,258	(2,800,000)	3,626,748

	For the year ended October 31, 2021
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Elimination	Subtotal	Elimination	Consolidating
Net cash provided by (used in) operating activities	(8,878,937)	8,012,522	-	(866,415)	(121,627)	(1,160,565)	-	(1,282,192)	(2,662,530)	(4,811,137)
Net cash provided by (used in) investing activities	-	(7,500,000)	-	(7,500,000)	-	(1,485,306)	-	(1,485,306)	7,500,000	(1,485,306)
Net cash provided by (used in) financing activities	12,809,240	-	-	12,809,240	7,500,000	38,916	-	7,538,916	(7,500,000)	12,848,156

	For the year ended October 31, 2020
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Elimination	Subtotal	Elimination	Consolidating
Net cash provided by (used in) operating activities	-	-	-	-	-	515,297	-	515,297	-	515,297
Net cash provided by (used in) investing activities	-	-	-	-	-	(26,288)	-	(26,288)	-	(26,288)
Net cash provided by (used in) financing activities	-	-	-	-	-	(164,056)	-	(164,056)	-	(164,056)

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to -1,074,299 and $ 541,615 as of October 31, 2022 and 2021, respectively. The balance sheet amounts, with the exception of shareholders’ equity at October 31, 2022 and 2021 were translated at RMB 7.30034 and RMB 6.39675 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended October 31, 2022 and 2021 were RMB 6.61051 and RMB 6.42420 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We depend upon the services of Mr. Shuibo Zhang, our Chief Executive Officer and Chairman of the Board, Mr. Francis Zhang, our Chief Financial Officer and Director, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. Although we have no reason to believe that our directors and executive officers will discontinue their services with us or Zhejiang Jiuzi, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

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

We adopted an equity incentive plan on July 7, 2021, July 28, 2022, and January 17, 2023 which we refer to as 2021 plan, 2022 Plan, and 2023 Plan, respectively, to enhance our ability to attract and retain qualified individuals and align their interests with the company’s growth and performance. The maximum aggregate numbers of ordinary shares we are authorized to issue pursuant to all awards under the 2021 Plan, 2022 Plan, and 2023 Plan are 1,000,000 ordinary shares, 2,000,000 ordinary shares and 1,200,000 ordinary shares, respectively.

As of the date hereof, we have awarded 1,000,000 ordinary shares under the 2021 Plan, and 700,000 ordinary shares under the 2023 Plan.

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

We may encounter operational risks originating from our inability to collect advances paid to our suppliers in the event of the suppliers’ default.

We rely on our suppliers to procure vehicles and we pay substantial amount of advances to our suppliers before they deliver. In the event that our suppliers are unable to fulfill their duties under the contracts, we will need to file civil claim suits against the suppliers in order to recover the advances. However, we are not certain if we are able to recover the advances paid to the suppliers in the event of default. If we are not able to collect the advances, we may have to absorb the loss. Such uncertainty may cause financial stress to our operation and cash flow.

During the year ended October 31, 2022, we generated write-offs of advances to suppliers of the amount of $2,942,315. We have filed civil claim suits against certain vendors for failing to deliver the purchased vehicles according to the terms of the agreements, and demanded that the vendors refund the advance paid and compensate the Company for liquidated damages. Given the uncertainty of collectability, we have written off the advance paid to the suppliers.

Risks Related to Our Corporate Structure

Previous contractual arrangements in relation to the PRC Operating Entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or the PRC Operating Entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the previous contractual arrangements in relation to the PRC Operating Entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the previous VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the PRC Operating Entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the PRC Operating Entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the PRC Operating Entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our PRC Operating Entities that are critical to the operation of our business if the any of the PRC Operating Entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The PRC Operating Entities holds certain assets that may be critical to the operation of our business, including permits, domain names and most of our intellectual property rights. If any of the PRC Operating Entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of the PRC Operating Entities undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. Since the Foreign Investment Law and its implementation rules are relatively new, substantially uncertainties exist in relation to its interpretation and implementation. It has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the “negative list”, which is most recently jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce and took effective on July 23, 2020. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If any of our business of is “restricted” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law and we may be required to restructure our business operations, any of which may have a material adverse effect on our business operation.

We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct substantially all of our business through our PRC subsidiaries, which are limited liability company established in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, Jiuzi WFOE may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use the Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The approval or filing requirement of the China Securities Regulatory Commission may be required in connection with any future offing we may conduct, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings.

The M&A Rules requires an overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic interests using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. See “Regulations – Regulation Relating to M&A and Overseas Listings.” However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for this offering and any future offerings, listing or any other capital raising activities, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares.

We believe that neither Jiuzi Holdings, nor any of its subsidiaries, are currently required to obtain approval from or make filings with the Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors. We have not been denied any permission or clearance either as of the date of this annual report. However, if we were required to obtain approval or make filings in the future and were denied permission or clearance from Chinese authorities to list on U.S. exchanges or the review of filings got unreasonably delayed, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from or make filing with the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained or when the filings are completed, whether it will be denied or rescinded on on a later date. Although the Company is currently not required to obtain permission from or make filings with any of the PRC federal or local government to obtain such permission or clearance and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

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

As an offshore holding company with PRC subsidiaries, we may transfer funds to our subsidiaries or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds from the offering, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

The process for sending the proceeds from the offering back to China may take as long as six months after the closing of the offering. As an offshore holding company of our PRC operating subsidiaries, we may make loans to our subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE.

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

As an offshore holding company of our PRC subsidiary, we may make loans to our PRC Operating Subsidiaries or may make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to Jiuzi WFOE, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance Jiuzi WFOE by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our subsidiaries require financial support from us or Jiuzi WFOE in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our PRC Operating Subsidiaries’ operations will be subject to statutory limits and restrictions, including those described above. These circulars may limit our ability to transfer the net proceeds from the offering to our subsidiaries, and we may not be able to convert the net proceeds from the offering into Renminbi to invest in or acquire any other PRC companies in China. Despite the restrictions under these SAFE circulars, Jiuzi WFOE may use its income in Renminbi generated from their operations to finance the PRC Operating Subsidiaries through entrustment loans to the PRC Operating Subsidiaries or loans to the PRC Operating Subsidiaries’ shareholders for the purpose of making capital contributions to the PRC Operating Subsidiaries. In addition, our PRC subsidiary can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant PRC Operating Subsidiaries under the applicable exclusive technical support agreements.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to Jiuzi WFOE or our PRC Operating Subsidiaries or future capital contributions by us to Jiuzi WFOE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from the offering and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The PRC Operating Subsidiaries were formed under and are governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our PRC Operating Subsidiaries. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from our PRC Operating Subsidiaries If our PRC Operating Subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC subsidiaries calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

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

Our PRC subsidiaries hold certain assets that are important to our business operations. If our PRC subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The PRC Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

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

Notwithstanding the above, the PRC Foreign Investment Law stipulates that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council”. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, and then whether our previous contractual arrangement would be recognized as foreign investment, whether our contractual arrangement would be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangement would be handled are uncertain.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate through our subsidiaries in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

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

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Review Measures”), and on December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the Review Measures. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

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

Our business is subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises, such as disease outbreaks, epidemics, or pandemics in the U.S. and global economies, our markets and business locations. Currently, the spread of coronavirus (COVID-19)  is still causing increased travel restrictions and disruption and shutdown of businesses. Our franchisees may experience impacts from quarantines, market downturns and changes in customer behavior related to pandemic fears and impacts on the workforce if the virus becomes widespread in any of our markets. NEV sales is strongly influenced by changes in consumer behavior due to spread of pandemics, and therefore our industry is vulnerable to any pandemic event. Our vehicle buyers and franchisees may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the coronavirus outbreak; as a result, our revenues may be impacted. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material adverse impact on our business, results of operations and financial condition at least for the near term.

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

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. According to the PCAOB, its December 2021 determinations under the HFCA Act remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

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

Shuibo Zhang beneficially owns 11,925,000 ordinary shares through Jiuzi One Limited, a British Virgin Islands company, which is 33.10% of our issued and outstanding ordinary shares as of the date hereof.

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

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. The trading price of the ordinary shares is volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ordinary shares may be highly volatile for factors specific to our own operations, including the following:

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

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

In addition to the risks addressed above, our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our ordinary shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our ordinary shares and understand the value thereof.

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

Based upon the manner in which we currently operate our business through our PRC Operating Subsidiaries, the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our ordinary shares, which could fluctuate significantly. In addition, our PFIC status will depend on the manner we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Furthermore, it is not entirely clear how the contractual arrangements between us, our PRC Operating Subsidiaries and its nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our PRC Operating Subsidiaries is not treated as owned by us. Because of these uncertainties, there can be no assurance we will not be a PFIC for the current taxable year, or will not be a PFIC in the future.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

Corporate History

Jiuzi Holdings Inc. is a Cayman Islands exempted company incorporated on October 10, 2019. We conduct our business in China through our PRC Operating Subsidiaries. The consolidation of our Company and our subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

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

The Restructuring

Prior to the restructuring completed on January 20, 2023, Jiuzi WFOE entered into a series of VIE Agreements with Zhejiang Jiuzi and the shareholders of Zhejiang Jiuzi, which established the VIE structure.

As a result of the VIE Agreements, Jiuzi WFOE was regarded as the primary beneficiary of Zhejiang Jiuzi, and we treated Zhejiang Jiuzi and its subsidiaries as variable interest entities under U.S. GAAP for accounting purposes. We have consolidated the financial results of Zhejiang Jiuzi and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In November 2022, the board of directors of the Company decided to dissolve the VIE structure. On November 10, 2022, Zhejiang Jiuzi entered into a termination agreement (the “Termination Agreement”) with Jiuzi WFOE, pursuant to which the VIE agreements entered into among Zhejiang Jiuzi, Jiuzi WFOE and certain shareholders of Zhejiang Jiuzi shall be terminated effective upon the conditions are met. On November 10, 2022, with approval of Jiuzi WFOE and approval of the board of directors of Zhejiang Jiuzi, Zhejiang Jiuzi issued 0.1% equity interest in Zhejiang Jiuzi to a third-party investor. The issuance was completed on November 27, 2022. On January 20, 2023, Jiuzi WFOE exercised its call option under the Exclusive Option Agreements dated June 15, 2020 with certain shareholder of Zhejiang Jiuzi and entered into equity transfer agreements with all the shareholders of Zhejiang Jiuzi to purchase all the equity interest in Zhejiang Jiuzi. The transaction underlying the equity transfer agreement was completed and the VIE Agreements were terminated pursuant to the Termination Agreement on January 20, 2023. As a result, Zhejiang Jiuzi became a wholly owned subsidiary of Jiuzi WFOE and the VIE structure is dissolved.

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

4.B. Business overview

We, through our PRC Operating Subsidiaries, franchise and operate retail stores under brand name “Jiuzi”, which sell new energy vehicles, or NEVs, in third-fourth tier cities in China. Almost all of the NEVs we sell are battery-operated electric vehicles. We also sell a few plug-in electric vehicles on demand from vehicle buyers. As of the date hereof, we have 31 operating franchise stores and one company-owned store in China. The business relationship between Jiuzi and its independent franchisees is supported by adhering to standards and policies and is of fundamental importance to the overall performance and protection of the “Jiuzi” brand.

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

Industry Overview

Growth Trends in China’s Automotive Industry

Currently China is the world’s largest automobile market as measured by sales volume. According to a new research from Canalys, a record 3.2 million NEVs were sold in China in 2021. The 3.2 million NEVs sold in China in 2021 represented 49% of global NEV sales, has overtaken Europe with 38% of global NEV sales. China is still far ahead of the US for NEV share – in the US, NEV sales represented just 4% of sales in 2021. (https://finance.sina.cn/hkstock/ggyw/2022-02-17/detail-ikyamrna1209224.d.html?from=wap)

In the past 5 years, sales of NEVs in China have been increasing drastically, from 50,115 in 2014, to 176,378 in 2015, 322,833 in 2016, 547,564 in 2017 and 801,654 in 2018 (Source: https://cleantechnica.com/2019/02/24/china-ev-forecast-50-ev-market-share-by-2025-part-1/). Such fast growth was due to supportive governmental policy, better public acceptance of the concept of NEVs, and more developed battery station infrastructure. Among all above factors, governmental policy is crucial to the industry growth and to some extent determines consumers’ choice in this field. Without the price competitiveness made possible by governmental subsidies, NEV sales will likely drop. Meanwhile, competition from international NEV brands could also add difficulty to China’s local brands’ expansion.

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

We, through our PRC Operating Subsidiaries, aim to build an operating system in which the headquarters effectively empowers franchisees with our brand recognition, client source, financial support, operating and transportation assistance. Our growth strategies include the following:

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

Franchise Arrangement and Business Model

The Company, through the PRC Operating Subsidiaries, owns 1.25% of the shares in each of its franchise stores. Initially, the franchisees are established with the Company being a 51% owner solely for the purpose of allowing the franchisees to register their business names to include “Jiuzi” with the local business bureau. However, the Company had no having actual control over the management of franchisees other than conforming to the “Jiuzi” business model. The requirement has been changed over time and currently the franchisees are able to register their business names to include “Jiuzi” as long as the Company has some ownership interest (without any specific equity interest being specified) in the franchise business. The Company and the franchisees agreed to designate 1.25% of the equity interests in the franchisees to the Company. Such ownership interest entitles the Company’s right as a minority shareholder, including the right to inspect the franchisees’ books and records so that the Company can collect royalties as discussed below.

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

The Company generally does not invest any capital other than payment of rent in the first year. Our revenue sources comprise (i) NEV sales in our Company-owned store and NEV sales supplied to our franchisees; (ii) initial franchise fees of RMB 4,000,000, or approximately US$575,500, for each franchise store, payable over time based on the performance obligations of the parties, from our franchisees, as disclosed above, and (iii) on-going royalties based on 10% percent of the net incomes from our franchisees. This structure enables us to generate significant and predictable levels of cash flow. For the year ended October 31, 2022, 5% of our revenues was generated through initial franchise fees while 95% was generated through NEV sales.   For the year ended October 31, 2021, 85% of our revenues was generated through initial franchise fees while 15% was generated through NEV sales. We have not generated any revenue from the franchisees’ royalties.

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

Marketing and Branding

We, through our PRC Operating Subsidiaries, focus our marketing efforts in third-fourth-fifth tier cities in China, where the NEV market is still relatively unexplored. We build our brand image by connecting the concept of NEVs to our brand name, focusing on a broad selection of brands and affordable pricing. We use online advertising platforms to promote our brand image, such as WeChat, Weibo and Tik Tok. We also partner with a variety of marketing companies including Qidizhixing and Tianjiuxingfu Holdings, who help us find the right platform for our marketing. To strengthen our brand recognition, we use a uniformed storefront image and set of store interior designs.

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

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006, and was revised in 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the China Securities Regulatory Commission prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

The M&A Rules further requires that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the MOFCOM before they can be completed.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Filing Measures, which are open for public comments until January 23, 2022.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before the completion of their overseas offering and listing.

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

Government Policies Relating to New Energy Vehicles in the PRC

The 14th Five-year Plan was ratified by the National People’s Congress in March 2021 to guide the development over the next five years. New energy vehicle industry was lay out as one of the key targets to enhance China’s innovation, productivity, quality, digitization, and efficiency. The 14th Five-year Plan targets this industry as a key sector that needs additional government support.

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

As of the date hereof, five shareholders of Jiuzi, whose shares account for 100% of the total shares of Jiuzi shareholders, have completed registrations in accordance with Circular 37. Two indirect beneficial owners of Jiuzi Holdings, Inc., who are PRC residents, have not completed the Circular 37 Registration. We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. The failure of our beneficial shareholders to comply with the registration procedures may subject each of our beneficial shareholders to fines of less than RMB 50,000 (approximately US$7,199). Shareholders of offshore SPV who are PRC residents and who have not completed their registrations in accordance with Circular 37 are subject to certain absolute restrictions, under which they cannot contribute any registered or additional capital to such SPV for offshore financing purposes. In addition, these shareholders cannot repatriate any profits and dividends from the SPV to China either.

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

4.C. Organizational structure

We are incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through our PRC Operating Subsidiaries, Zhejiang Jiuzi New Energy Vehicles Co., Ltd., or Zhejiang Jiuzi.

The following diagram illustrates the corporate structure of our subsidiaries:

Subsidiaries

Jiuzi Holdings Inc. is a Cayman Islands exempted company incorporated on October 10, 2019. We conduct our business in China through our PRC Operating Subsidiaries. The consolidation of our Company and our PRC Operating Subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

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

Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. was incorporated on January 24, 2022 in PRC. Its scope of business includes technical service, technology development, technical consultation and promotion, as well as sales of automobiles and new energy vehicles, and sales of electrical accessories and accessories for new energy vehicles. Hangzhou Jiuyao is 51% owned by Hangzhou Zhitongche, as such Hangzhou Jiuyao is accounted as a subsidiary of Zhejiang Jiuzi.; the remaining 49% equity interest is owned by unrelated third-party investors.

Hangzhou Jiuzi Haoche Technology Co., Ltd. was incorporated on January 21, 2022 under the laws of the People’s Republic of China. Its registered business scope is software outsourcing services, industrial internet data services, network and information security software development, artificial intelligence application software development, technology development, consulting and transfer, market planning, convention planning, and cloud computing equipment technical services. Hangzhou Jiuzi Haoche Technology Co., Ltd. is a wholly owned subsidiary of Jiuzi New Energy and has a registered capital with the amount of RMB5,000,000.

The Restructuring

Prior to the restructuring completed in January 20, 2023, Jiuzi WFOE entered into a series of VIE Agreements with Zhejiang Jiuzi and the shareholders of Zhejiang Jiuzi, which established the VIE structure.

As a result of the VIE Agreements, Jiuzi WFOE was regarded as the primary beneficiary of Zhejiang Jiuzi, and we treated Zhejiang Jiuzi and its subsidiaries as variable interest entities under U.S. GAAP for accounting purposes. We have consolidated the financial results of Zhejiang Jiuzi and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In November 2022, the board of directors of the Company decided to dissolve the VIE structure. On November 10, 2022, Zhejiang Jiuzi entered into a termination agreement (the “Termination Agreement”) with Jiuzi WFOE, pursuant to which the VIE agreements entered into among Zhejiang Jiuzi, Jiuzi WFOE and certain shareholders of Zhejiang Jiuzi shall be terminated effective upon the conditions are met. On November 10, 2022, with approval of Jiuzi WFOE and approval of the board of directors of Zhejiang Jiuzi, Zhejiang Jiuzi issued 0.1% equity interest in Zhejiang Jiuzi to a third-party investor. The issuance was completed on November 27, 2022. On January 20, 2023, Jiuzi WFOE exercised its call option under the Exclusive Option Agreements dated June 15, 2020 with certain shareholder of Zhejiang Jiuzi and entered into equity transfer agreements with all the shareholders of Zhejiang Jiuzi to purchase all the equity interest in Zhejiang Jiuzi. The transaction underlying the equity transfer agreement was completed and the VIE Agreements were terminated pursuant to the Termination Agreement on January 20, 2023. As a result, Zhejiang Jiuzi became a wholly owned subsidiary of Jiuzi WFOE and the VIE structure is dissolved.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following description of our results of operations and financial condition in conjunction with the consolidated audited financial statements the years ended October 31, 2022 and 2021.

Overview

We franchise and operate retail stores under brand name “Jiuzi”, which sell new energy vehicles, or NEVs, in third-fourth tier cities in China. Almost all of the NEVs we sell are battery-operated electric vehicles. We also sell a few plug-in electric vehicles on demand from vehicle buyers. As of the date of this prospectus, we have 75 operating franchise stores and two company-owned store in China. The business relationship between Jiuzi and its independent franchisees is supported by adhering to standards and policies and is of fundamental importance to the overall performance and protection of the “Jiuzi” brand.

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

We source NEVs through more than twenty NEV manufacturers, including BYD, Geely, Seres, Aiways,and Chery, as well as battery/component manufacturers such as Beijing Zhongdian Boyu, Shenzhen Jishuchongke and Youbang Electronics which focus on manufacturing charging piles, and Guoxuan Gaoke, and Futesi in battery production. We are able to access more brands and obtain more competitive pricing to attract potential franchisees and to meet customer demands. On the capital side, we introduce franchisees to various capital platforms including Qinghua Qidi Zhixing, through which our franchisees and their vehicle buyers can obtain financing. Our business partners help us in providing a variety of products and extend our geographic reach.

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

We plan to adopt an innovative one-stop vehicle sales model for our vehicle buyers, who are expected to have access to more brands, better services and more affordable pricing. Our current business model is focused on vehicle selection and purchases, which provides buyers with a multi-brand price comparison and test-driving experience. Through the online platform we will develop (the “Platform”) with the proceeds of Initial Public Offering, we expect to provide a multi-dimensional service platform and one-stop experience covering online vehicle selection and purchases and off-line vehicle delivery and maintenance. The accompanying app to this Platform will provide potential buyers with information on various car brands and models, as well as the ability to make vehicle registrations, appointments for maintenance and repairs, and remote error diagnosis services, etc.

On May 20, 2021, we issued 5,200,000 ordinary shares to the investors in connection with the closing of the initial public offering at the offering price of $5.00 per share.

Coronavirus (COVID-19) Update

Recently, there is still small scale occurrence of a novel strain of coronavirus (COVID-19) in China . The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past year. In March 2020, the World Health Organization declared the COVID-19 to be a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The pandemic has been effectively controlled in China. With the availability of the COVID-19 vaccines, we do not expect to the pandemic to continue into 2022. However, the situation may worsen if the COVID-19 outbreak continues.. At present, the COVID-19 has been effectively controlled.

Results of Operations

For the years ended October 31, 2022 and 2021

The following table sets forth a summary of the Company’s consolidated results of operations for the years ended October 31, 2022 and 2021. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	October 31,		Changes
	2022	2021	Amount	%
Net revenue	$6,215,718	$9,536,987	$(3,321,269)	(34.83)%
Cost of revenue	6,458,162	4,909,704	1,548,458	31.54%
Gross profit	(242,444)	4,627,283	(4,869,727)	(105.24)%
Selling, general and administrative expenses	6,692,049	2,983,582	3,708,467	124.30%
Provision for credit loss on loans receivable	7,267,026	309,024	6,958,002	2,251.61%
Write-offs of advances to suppliers	2,942,315	-	2,942,315	-%
Income from operations	17,151,253	1,317,135	18,468,388	(1,402.16)%
Interest income (expense), net	(1,331,128)	5,734	(1,336,862)	(23,314.65)%
Other income (expense), net	1,650,209	1,993	1,648,216	82,700.25%
Income before income tax provision	(16,832,172)	1,324,862	(18,157,034)	(1,370.48)%
Provision for income taxes	(71)	546,825	(546,896)	(100.01)%
Net income	(16,832,101)	778,037	(17,610,138)	(2,263.41)%

Net Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended October 31,		Changes
	2022	2021	Amount	%
New energy vehicle sales
Net revenue	$5,908,360	1,443,917	4,464,443	309.19%
Cost of revenue	5,748,954	1,400,211	4,348,743	310.58%
Gross profit	$159,406	43,706	115,700	264.72%
Gross profit margin	2.70%	3.03%	(0.33)%	(10.89)%

Franchise initial fees
Net revenue	$283,763	8,093,070	-7,809,307	(96.49)%
Cost of revenue	693,143	3,509,493	-2,816,350	(80.25)%
Gross profit	$(409,380)	4,583,577	-4,992,957	(108.93)%
Gross profit margin	(144.27)%	56.64%	(200.91)%	(354.71)%

Franchisees’ royalties
Net revenue	$-	-	-	-
Cost of revenue	-	-	-	-
Gross profit	$-	-	-	-
Gross profit margin	-	-	-	-

Other services revenues
Net revenue	$23,595	-	23,595	-%
Cost of revenue	16,065	-	16,065	-%
Gross profit	$7,530	-	7,530	-%
Gross profit margin	31.91%	-%	31.91%	-%

Total
Net revenue	$6,215,718	9,536,987	(3,321,269)	(34.83)%
Cost of revenue	6,458,162	4,909,704	1,548,458	31.54%
Gross profit	$(242,444)	4,627,283	(4,869,727)	(105.24)%
Gross profit margin	(3.90)%	48.52%	(52.42)%	(108.04)%

Our net revenues were $6,215,718 for year ended October 31, 2022 as compared to $9,536,987 in 2021, a decrease of $3,321,269 or 34.83%. The decrease is mainly due to the re-outbreak of the pandemic in China and the increase in the procurement cost of new energy vehicles.

New Energy Vehicle (NEV) sales

Our NEVs sales include the sales of NEVs in our Shangli store and sales of NEVs to our franchisees. For years ended October 31, 2022, our NEVs sales increased by $4,464,443 or 309.19%, from $1,443,917 for years ended October 31, 2021 to $5,908,360 for years ended October 31, 2022. The growth is mainly due to the gradual enrichment of new energy vehicle brands and the increase in sales of franchisees, which leads to the increase in sales of new energy vehicles

Cost of revenue was $5,748,954 for years ended October 31, 2022, an increase of $4,348,743 or 310.58%, from $1,400,211 for years ended October 31, 2021. which resulted from the increase in sales for the period.

Gross profit and gross profit margin were $159,406 and 2.70% for years ended October 31, 2022 as compared to $43,706 and 3.03% for the same period in 2021, respectively. Due to the increase of procurement cost, the gross profit rate decreased.

Franchisees initial fees

The initial franchise fee revenue decreased by $7,809,307 or 96.49% from $8,093,070 for years ended October 31, 2021 to $283,763 for years ended October 31, 2022. As of October 31, 2022 and 2021 we have entered into franchise agreements with 110 and 87 franchisees, respectively. Through our new business strategy, some of introduced franchisees are zero-franchise fee but in exchange they are required NEV-sales objective. The decline is mainly due to the re outbreak of the pandemic in China. People’s interest in investment and consumption has generally declined, and our market development work has been hindered by the epidemic.

Cost of revenue was $693,143 for years ended October 31, 2022, a decrease of $2,816,350 or 80.25% from $3,509,493 for years ended October 31, 2021.

Gross profit and gross profit margin were $ -409,380 and -144.27% for years ended October 31, 2022 as compared to $4,583,577 and 56.64% for the same period in 2021, respectively. The decrease was mainly due to a decrease in revenue.

Franchisees’ royalties

We may collect royalties based on 10% of net incomes from our franchisees. As of October 31, 2022, we did not generate any revenues through franchisees’ royalties as our franchisees have yet to generate net income for the period. The revenues from our franchisees are dependent on the sales of the NEVs which were still small as they mostly just started operation in these two years and comparably large expenses such as administrative and overhead expenses. Due to COVID-19, the franchisees temporally closed their stores. Even though the franchise stores are currently re-opened for business, the franchisees still face obstacles in increasing their sales and achieving NEV sources, the situation may continue until they generate revenues and cross the break-even point in future.

Other services revenues

Other service revenues comprised of sublease of vehicles to third party customers with a mark-up to the rental price. Our Other services revenues was $23,595, and the cost of revenues was $16,065. Gross profit and gross profit rate were $7,530 and 31.91% respectively.

Selling, General and Administrative Expenses

We incurred selling, general and administrative expenses of $ 6,692,049 for years ended October 31, 2022, as compared to $2,983,582 for years ended October 31, 2021, an increase of $ 3,708,467, or 124.30%. This increase is due to Service charges will increase after listing, rent and labor costs increase.

Provision for credit loss on loans receivable

Provision for credit loss on loans receivable are come from loans to franchisees with provisions based on credit quality. Impairment losses on loan receivable was $7,267,026 for years ended October 31, 2022, an increase of $6,958,002 or2,251.61% from $309,024 for years ended October 31, 2021. The Company has made additional allowance for credit losses due to the aging of the balances and the current market and economic condition.

Write-offs of advances to suppliers

Write-offs of advances to suppliers was 2,942,315 for years ended October 31, 2022. We have filed civil claim suits against certain vendors for failing to deliver the purchased vehicles according to the terms of the agreements. We demands the vendors to refund the advance paid and to compensate the Company for liquidated damages. Given the uncertainty of collectability, we have written off the advance paid to the suppliers.

Interest Expenses

Interest charges and bank charges are mainly from convertible debenture, bank transfer charges and deposit interest offset. Interest expense as of October 31, 2022 and 2021 was approximately $1,331,128 and $ -5,734, respectively.

Provision for Income Taxes

Provision for income tax was $ 71 during years ended October 31, 2022, a decrease of $ 546,896 or 100.01%, as compared to $546,825 for years ended October 31, 2021. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The decrease in provision for income taxes was mainly due to the decrease in income before income tax provision which was $-16,832,172 for years ended October 31, 2022.as compared to $1,324,862 for years ended October 31, 2021.

Net Income

Our net income decreased by $17,610,138 or 2,263.41%, to $-16,832,101 for years ended October 31, 2022, from $ 778,037 for years ended October 31, 2021. Such change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

For the years ended October 31, 2022 and 2021

As of October 31, 2022, we had $2,329,401 in cash and equivalent. The Company’s working capital and other capital needs mainly come from shareholders’ equity contribution and operating cash flow. Cash is needed to pay for inventory, wages, sales expenses, rent, income taxes, other operating expenses, and purchases to service debts.

Although the Company’s management believes that cash generated from operations will be sufficient to meet the Company’s normal working capital requirements, its ability to service its current debt will depend on its future realization of its current assets for at least the next 12 months. Management took into account historical experience, the economy, trends in the automotive industry, the collectability of accounts receivable as of October 31, 2022, and the realization of inventory. Based on these considerations, the Company’s management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that management’s plan will succeed. There are a number of factors that can arise and cause the company’s plans to fall short, such as demand for NEV vehicles, economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or delay its anticipated expanding plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the company’s cash flow data as of October 31, 2022 and October 31, 2021:

	For the years ended October 31,
	2022	2021
Net cash used in operating activities	$8,872,650	$4,811,137
Net cash provided by (used in) investing activities	236,884	(1,485,306)
Net cash provided by financing activities	3,626,748	12,848,156
Effect of exchange rate on cash	6,755	56,690
Net increase (decrease) of cash and cash equivalents	$(5,009,018)	$6,551,713

Operating Activities

Net cash used in operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and contractual liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of October 31, 2022 was $8,872,650, representing an increase of $4,061,513 compared to net cash used in operating activities of $4,811,137 for years ended October 31, 2021. The increase in cash used in operating activities is due to the decrease in franchise income and the increase in management expenses.

Investing Activities

Net cash provided by investing activities was approximately $236,884 for years ended October 31, 2022, an increase of $1,722,190 as compared to ($1,485,306) net cash used in investing activities for years ended October 31, 2021.The increase in cash used in financing activities was due to Redemption of Short-term investment.

Financing Activities

Net cash provided by financing activities was approximately $3,626,748 for years ended October 31, 2022, a decrease of $9,221,408, or 71.77%%, as compared to $12,848,156 net cash provided by financing activities for years ended October 31, 2021. The decrease in cash provided by financing activities was due to decrease in capital market funding.

Contractual Obligations

For the years ended October 31, 2022 and 2021

The Company has one operating leases for its corporate office and retail store. The current lease agreement was signed to cover the lease for the period from August 1, 2021 to July 31, 2026. The Company does not expect to receive the subsidy from PRC government as the Company may not meets the requirement of paying RMB 20 million in income taxes to the government, therefore the specific deferred government subsidy was not recognized.

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

Operating lease expenses were $257,563 and $83,639 for the years ended October 31, 2022 and 2021, respectively.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

Year Ended
October 31, 2022
Lease Cost
Operating lease cost (included in general and administrative expenses and cost in the Company’s statement of operations)	$257,563

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended October 31, 2022	$224,759
Weighted average remaining lease term – operating leases (in years)	3.58
Average discount rate – operating lease	4.75%

The supplemental balance sheet information related to leases is as follows:

	October 31,	October 31,
	2022	2021
Operating leases
Right-of-use assets	$725,903	$846,200

Operating lease liabilities	$768,185	$700,580

The undiscounted future minimum lease payment schedule as follows:

For the years ending October 31,	Amounts
2023	399,344
2024	218,583
2025	196,763
Total	814,690

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

The Company’s revenues consist of sales of vehicle by the Company’s own corporate retail store to third party customers, sales of vehicle to franchisees as a supplier, fees from retail stores operated by franchisees, and sublease of vehicles to third party customers. Revenues from franchised stores include initial franchise fees and annual royalties based on a percent of net incomes,.

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

The Company subleases vehicles to third party and recognizes revenues over time which is ratably on a monthly basis over the lease period according to the lease agreement.

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

In June 2016, the FASB issued an accounting pronouncement (FASB ASU 2016-13) related to the measurement of credit losses on financial instruments. This pronouncement, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-13, changes the impairment model for most financial assets and will require the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. In developing the estimate for lifetime expected credit loss, entities must incorporate historical experience, current conditions, and reasonable and supportable forecasts. This announcement is effective as of December 15, 2019 for fiscal years and interim periods within fiscal years .

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

Concentration

The Company has a concentration risk related to suppliers and customers. The inability of the company to maintain existing relationships with suppliers or to establish new relationships with customers in the future may have a negative impact on the company’s ability to obtain goods sold to customers in a price advantageous and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which may have a material adverse impact on revenue.

The concentration on sales revenues generated by customers type comprised of the following:

	Years Ended
	October 31, 2022		October 31, 2021		October 31, 2020
Third party sales revenues	5,176,168	83%	1,355,066	15%	258,833	3%
Related party sales revenues	596,198	10%	88,851	1%	139,780	2%
Third party franchise revenues	229,818	4%	251,359	3%	-	-%
Related party franchise revenues	53,945	1%	7,841,711	81%	7,811,982	95%
Third party other revenues	159,589	3%	-	-%	-	-%
Related party other revenues	-	-%	-	-%	-	-%
Total	6,215,718	100%	9,536,987	100%	8,210,595	100%

The concentration of sales revenues generated by third-party customers comprised of the following:

	Years Ended
	October 31,		October 31,		October 31,
	2022		2021		2020
Customer A	-	-%	-	-%	24,842	10%
Customer B	-	-%	-	-%	20,453	8%
Customer C	-	-%	-	-%	20,425	8%
Customer D	-	-%	-	-%	20,393	8%
Customer E	-	-%	408,577	30%	-	-%
Customer F	-	-%	799,865	59%	-	-%
Customer G	-	-%	72,513	5%	-	-%
Customer H	697,056	10%	-	-%	-	-%
Total	697,056	10%	1,280,955	94%	86,113	34%

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

Set forth below is information concerning our directors, director nominees, executive officers and other key employees as of the date of this annual report.

Name	Age	Position(s)

Shuibo Zhang	37	Chief Executive Officer and Director and Chairman of the Board
Francis Zhang	43	Chief Financial Officer, Director
Richard Chen(1)(2)(3)	44	Independent Director, Chair of Audit Committee
Junjun Ge(1)(2)(3)	42	Independent Director, Chair of Compensation Committee
Jehn Min Lim(1)(2)(3)	42	Independent Director, Chair of Nomination Committee

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

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

Francis Zhang, Chief Financial Officer and Director

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended October 31, 2022 and 2021, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

				Stock	All Other
		Salary	Bonus	Awards	Compensation	Total
Name and Principal Position	Fiscal Year	($)(1)	($)	($)	($)	($)
Shuibo Zhang,	2022	$306,751	—	—	—	$306,751
CEO	2021	$17,335	—	—	—	$17,335
Francis Zhang,	2022	$120,000	—	—	—	$120,000
CFO	2021	$17,335	—	—	—	$17,335
Qi Zhang,	2022	$38,831	—	—	—	$38,831
COO	2021	$17,335	—	—	—	$17,335

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

Share Incentive Plan

On July 6, 2021, the Company adopted the 2021 Equity Incentive Plan, or the 2021 Plan. Under the 2021 Plan, the Company is authorized to issue an aggregate of 1,000,000 ordinary shares. On August 18, 2021, the Company 1,000,000 ordinary shares to its certain consultants.

On July 28, 2022, the Company adopted the 2022 Equity Incentive Plan, or the 2022 Plan. Under the 2022 Plan, the Company is authorized to issue an aggregate of 2,000,000 ordinary shares.

On January 17, 2023, the Company adopted the 2023 Equity Incentive Plan, or the 2023 Plan. Under the 2023 Plan, the Company is authorized to issue an aggregate of 1,200,000 ordinary shares. On February 2, 2023, the Company issued 700,000 ordinary shares to its certain consultants.

The following paragraphs summarize the terms of the 2021 Plan, 2022 Plan and 2023 Plan:

Types of Awards

The 2021 Plan, 2022 Plan and 2023 Plan each permits the awards of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards (as defined in the2021 Plan, 2022 Plan and 2023 Plan).

Plan Administration

Each of the 2021 Plan, 2022 Plan and 2023 Plan each is administered by our compensation committee of the board or individuals authorized by our board. The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility

Employees, directors and officers and the consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of our company are eligible to participate pursuant to the terms of the 2021 Plan, 2022 Plan and 2023 Plan.

Conditions of Award

The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award

The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us.

Vesting Schedule

In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions

Unless otherwise determined by the administrator, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

Termination and Amendment

Unless terminated earlier, the 2021 Plan, 2022 Plan and 2023 Plan each has a term of 10 years. The board has the authority to amend or terminate the 2021 Plan, 2022 Plan and 2023 Plan, provided that, such termination or amendment shall not adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

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

6.D.   Employees

We had 33 full-time employees as of the date of this annual report. As of the date of this annual report, none of our full-time employees were located outside of China.

The following table sets forth a breakdown of our employees by function as of the date of this annual report:

	Number of
Department	Employees	% of Total
Management	7	21%
Marketing and Sales	18	55%
Administrative	8	24%
Total	33	100%

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

The calculations in the table below are based on 36,026,309 ordinary shares issued and outstanding as of the date hereof.

Amount of
	Beneficial	Percentage
Principal Shareholders	Ownership	Ownership
Directors and Named Executive Officers:
Shuibo Zhang (1)	11,925,000	33.10%
Francis Zhang	—	—%
Qi Zhang	—	—
Richard Chen	—	—%
Junjun Ge	—	—%
Jehn Ming Lim	—	—%
All directors and executive officers as a group (6 persons)	11,925,000	33.10%

5% Beneficial Owners:
Jiuzi One Limited (1)	11,925,000	33.10%

(1)	Through Jiuzi One Limited which is controlled by Shuibo Zhang.

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

Accounts receivable from related franchisees comprised of the following:

	October 31, 2022	October 31, 2021
Pingxiang Jiuzi New Energy Automobile Co., Ltd	-	2,490
Yichun Jiuzi New Energy Automobile Co., Ltd	112,608	149,010
Puyang Guozheng New Energy Vehicle Sales Co., Ltd	-	54,144
Wanzai Jiuzi New Energy Automobile Co., Ltd	23,043	78,384
Xinyu Jiuzi New Energy Automobile Co., Ltd	65,352	151,253
Liuyang Jiuzi New Energy Automobile Co., Ltd	-	-
Gao’an Jiuzi New Energy Automobile Co., Ltd	-	36,847
Quanzhou Jiuzi New Energy Automobile Co., Ltd	5,919	20,135
Dongming Jiuzi New Energy Automobile Co., Ltd	-	9,849
Yulin Jiuzi New Energy Automobile Co., Ltd	8,024	27,295
Total	214,946	529,407

Accounts receivables above derived from sales of vehicles supplied to the Company’s franchisees without any special payment terms. Sales revenues from related parties’ franchisees were $35,085, $88,851 and $139,780 for the years ended October 31, 2022, 2021 and 2020, respectively

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Loan to related franchisees is comprised of the following (See Note 7 for details):

	Gross	Discount	Allowance	Net	Gross	Discount	Allowance	Net
Jiangsu Changshu	$356,190	$41,842	$208,300	$106,048	$268,886	$31,587	$9,680	$227,619
Shandong Dongming	627,826	73,752	211,033	343,041	596,145	70,030	23,846	502,269
Jiangxi Gao’an	605,621	71,143	287,121	247,357	495,861	58,250	19,834	417,777
Hunan Huaihua	719,814	84,558	254,690	380,566	294,331	34,575	10,596	249,160
Jiangxi Jiujiang	279,279	32,807	171,188	75,284	446,122	52,407	17,845	375,870
Hunan Liuyang	413,509	48,576	223,766	141,167	580,250	68,163	23,210	488,877
Hunan Loudi	540,686	63,515	232,408	244,763	583,945	68,597	23,358	491,990
Hunan Pingjiang	392,004	46,049	175,230	170,725	564,977	66,369	22,599	476,009
Jiangxi Pingxiang	583,694	68,567	299,055	216,072	694,826	81,622	27,793	585,411
Henan Puyang	645,124	75,784	245,216	324,124	982,189	115,379	39,288	827,522
Fujian Quanzhou	437,376	51,379	288,737	97,260	439,717	51,654	35,177	352,886
Jiangxi Wanzai	512,867	60,247	207,450	245,170	557,532	65,494	22,301	469,737
Jiangxi Xinyu	921,187	108,213	338,524	474,450	1,191,815	140,004	47,673	1,004,138
Jiangxi Yichun	95,301	11,195	50,234	33,872	102,590	12,051	2,873	87,666
Jiangxi Yudu	565,823	66,468	264,583	234,772	555,343	65,236	22,214	467,893
Guangdong Zengcheng	456,895	53,672	294,661	108,562	544,391	63,950	21,776	458,665
Jiangxi Shanggao	594,055	69,784	177,529	346,742	425,216	49,950	17,009	358,257
Shandong Heze	856,193	100,578	323,148	432,467	750,382	88,148	30,015	632,219
Jiangxi Ganzhou	121,328	14,253	62,408	44,667	122,834	14,429	6,879	101,526
Anhui Fuyang	-	-	-	-	31,266	3,672	1,876	25,718
Hunan Liling	66,105	7,765	20,696	37,644	75,443	8,862	4,527	62,054
Hunan Zhuzhou	130,479	15,328	54,913	60,238	109,828	12,902	7,688	89,238
Hunan Changsha	8,904	1,046	1,962	5,896	-	-	-	-
Guangxi Guilin	39,499	4,640	8,703	26,156	-	-	-	-
Hunan Chenzhou	508,568	59,742	216,675	232,151	556,864	65,416	22,275	469,173
Jiangxi Ji’an	572,830	67,291	232,646	272,893	513,019	60,265	20,521	432,233
Guangxi Nanning	164,740	19,352	87,227	58,161	183,322	21,535	11,733	150,054
Hunan Leiyang	632,745	74,329	221,954	336,462	316,450	37,174	25,316	253,960
Guangdong Dongguan Changping	458,637	53,877	137,329	267,431	262,089	30,788	18,870	212,431
Hunan Changsha County	61,641	7,241	32,369	22,031	70,348	8,264	3,377	58,707
Guizhou Zunyi	242,153	28,446	92,445	121,262	174,745	20,528	11,184	143,033
Jiangsu Xuzhou	231,441	27,188	122,605	81,648	264,134	31,028	19,018	214,088
Hunan Yongxing	242,475	28,484	119,993	93,998	229,312	26,938	14,676	187,698
Hunan Hengyang	168,814	19,831	57,952	91,031	96,830	11,375	5,423	80,032
Hainan Sanya	127,994	15,036	112,958	0	83,542	9,814	4,678	69,050
Hunan Changsha Yuhua	493,196	57,936	131,535	303,725	281,393	33,056	10,130	238,207
Shandong Heze Dingtao	520,592	61,155	140,112	319,325	312,659	36,728	22,511	253,420
Shandong Heze Yuncheng	465,800	54,718	158,529	252,553	406,457	47,747	32,517	326,193
Shandong Heze Gaoxin	54,860	6,445	17,169	31,246	62,532	7,346	3,752	51,434
Shandong Zouping	63,011	7,402	27,280	28,329	56,279	6,611	3,377	46,291
Shandong Juye	411,995	48,398	174,963	188,634	470,114	55,225	37,609	377,280
Shandong Juancheng	449,363	52,787	134,326	262,250	434,596	51,053	34,768	348,775
Shandong Shanxian	494,525	58,093	135,766	300,666	329,855	38,749	26,388	264,718
Jiangxi Zhangshu	67,120	7,885	27,949	31,286	45,336	5,326	2,720	37,290
Guangdong Foshan	96,776	11,368	43,582	41,826	110,447	12,974	6,185	91,288
Jiangxi Jingdezhen	78,079	9,172	18,728	50,179	18,760	2,204	1,125	15,431
Guangxi Yulin	391,435	45,982	266,698	78,755	398,554	46,819	15,941	335,794
Shandong Heze Cao County	438,404	51,500	137,247	249,657	500,254	58,766	40,019	401,469
Dongguan Nancheng	5,479	644	1,207	3,628	-	-	-	-
Hubei Macheng	99,023	11,632	21,819	65,572	-	-	-	-
Shandong Jining Liangshan	13,698	1,609	3,018	9,071	-	-	-	-
Guangdong Zhanjiang	35,957	4,224	7,923	23,810	-	-	-	-
Hunan Hengyang Shigu	20,547	2,414	4,527	13,606	-	-	-	-
Jiangxi Ji’an Yongfeng	18,492	2,172	4,075	12,245	-	-	-	-
Hunan Changde	37,669	4,425	8,300	24,944	-	-	-	-
Guangxi Nanning Jiangnan	41,095	4,828	9,055	27,212	-	-	-	-
Total	$17,678,913	$2,076,767	$7,309,516	$8,292,630	$16,591,780	$1,949,060	$832,170	$13,810,550

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The advances paid above are derived from funds advanced to the Company’s franchisees as working capital to support its operations. Such advances are due within 18 months.

Accounts payable to related parties’ franchisees comprised of the following:

	October 31, 2022	October 31, 2021
Liuyang	-	13,898
Wanzai	-	8,754
Huaihua	-	18,744
XinYu	-	2,970
Yudu Jiuzi New Energy Automobile Co., Ltd.	6,986	-
Total	6,986	44,366

Accounts payable above derived from vehicles purchased by the Company from the franchisees as inventory on a needed basis without any special payment terms.

Contract liability – related party comprised of the following:

	October 31, 2022	October 31, 2021
Current Portion
Unearned franchise fee	825,990	81,474
Customer deposit	-	83,330
	825,990	164,804
Non-current Portion
Unearned franchise fee	150,494	-
Total, net	976,484	164,804

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Unearned franchise fee comprised of the following:

	October 31, 2022	October 31, 2021
Unearned franchise fee - current
Hainan Sanya	-	48,462
Hunan Changsha	-	4,299
Hunan Yueyang	-	4,299
Hunan Jishou	-	1,563
Zhejiang Hangzhou Xiaoshan	-	4,220
Hunan Yueyang Xiangyin	-	4,299
Guangdong Zhongshan	-	14,332
Zhejing JiaXing	68,490	-
Henan Jiuzi New Energy Vehicle Sales and Service Co. LTD	13,698	-
Zhejiang Huasu Automobile Service Co., LTD	68,490	-
Huzhou Fengtao New Energy Automobile Sales Co., LTD	41,094	-
Shandong Shenglong Automobile Sales Co. LTD	68,490	-
Nantong Meixinyao Vehicle Sales Service Co., LTD	27,396	-
Anhui Auto e-Link Auto Sales Co., LTD	27,396	-
Fengshang Network Technology (Shaoxing) Co., LTD	41,094	-
Anhui LiuAn	41,094	-
Guangxi Qinzhou	13,698	-
Guangxi Qinzhou Lingshan	41,094	-
Zhejiang Shaoxing Shengzhou	68,490	-
Xinjiang Urumqi	68,490	-
Hunan Changzhutan	2,740	-
Hunan Shaoyang	1,370	-
Guangxi Liuzhou (Guangxi Shuangru Trading Co., Ltd.)	68,490	-
Guangxi Nanning	13,697	-
Guangxi Yulin	4,109	-
Guangxi Nanning (Guangxi Zhanyuan Automobile)	41,094	-
Guangxi Yulin (Yulin Qihui Automobile)	82,188	-
Zhejiang Huzhou	6,849
Sanmen Xian Wuji Automobile Sales	274	-
Shandong Yuncheng (Yuncheng Zhanteng New Energy Automobile Co., Ltd.)	274	-
Zhejiang Shaoxing Niuniu Automobile Sales Service Co., Ltd.	274	-
Yongkang Yijie Automobile Trading Co., LTD	5,479	-
Ningbo Jinhui Internet Technology Service Co., LTD	1,370	-
Xingtai Wanhua Botian Automobile Trading Co., LTD	822	-
Zhejiang Hangzhou Xiaoshan Agent	822	-
Hunan Changsha Yuelu Agent	822	-
Hunan Yueyang Xiangyin Agent	822	-
Hunan Yueyang Yueyang Lou Agent	822	-
Guangdong Zhongshan City Agent	2,740	-
Hunan Yueyang Miluo Agent	822	-
Zhejiang Hangzhou Gongshu Agent	274	-
Zhejiang Jiaxing Nanhu Agent	822	-
	825,990	81,474
Unearned franchise fee – non-current
Guizhou 320 Automobile Service Co., LTD	13,698	-
Yongkang Yijie Automobile Trading Co., LTD	21,004	-
Ningbo Jinhui Internet Technology Service Co., LTD	5,250	-
Xingtai Wanhua Botian Automobile Trading Co., LTD	3,219	-
Zhejiang Hangzhou Xiaoshan Agent	2,055	-
Hunan Changsha Yuelu Agent	2,123	-
Hunan Yueyang Xiangyin Agent	2,123	-
Hunan Yueyang Yueyang Lou Agent	2,123	-
Guangdong Zhongshan City Agent	7,077	-
Hunan Yueyang Miluo Agent	2,328	-
Henan Luohe Yancheng Agent	2,740	-
Guangdong Foshan Shunde Agent	4,109	-
Chongqing Banan Agent	1,370	-
Zhejiang Hangzhou Gongshu Agent	798	-
Jiangsu Jingjiang Agent	2,740	-
Shanghai Fengxian Agent	2,740	-
Chengdu municipal level Agent	71,230	-
Zhejiang Jiaxing Nanhu Agent	2,397	-
Hunan Hengyang Agent	1,370	-
	150,494	-
Total	976,484	81,474

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

Advance received from related franchisees for purchase car deposits comprised of the following:

	October 31, 2022	October 31, 2021
Guangxi Yulin	-	46,898
Hunan Huaihua	-	36,432
Total, net	-	83,330

The amount derived from initial franchise deposit received in advance for purchase car. Amounts are recognized as advances when received, and are recognized as revenues when the performance of obligation has completed.

Related parties receivables comprised of the following:

	October 31, 2022	October 31, 2021
Mr. Shuibo Zhang	13,556	296,252
Mr. Qi Zhang	22,922	38,806
Mr. Ruchun Huang	30,675	32,491
Total	67,153	367,549

As of October 31, 2022 and 2021, the Company has an outstanding receivable of $13,556 and $296,252, respectively, from Mr. Shuibo Zhang, the Company’s shareholder, director, and officer. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2022 and 2021, the Company has an outstanding receivable of $22,922 and $38,806, respectively, from Mr. Qi Zhang, the vice president of marketing department. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing and due on demand without a specified maturity date.

As of October 31, 2022 and 2021, the Company has an outstanding receivable of $30,675 and $32,491, respectively, from Mr. Ruchun Huang, the Shangli Jiuzi New Energy Vehicle Co., Ltd.’s legal representative. The amount was advanced to Mr. Huang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

Related parties payables comprised of the following:

	October 31, 2022	October 31, 2021
Mr. Ligui Xu	6,849	-
Total	6,849	-

As of October 31, 2022 and 2021, the Company has an outstanding payable of $6,849 and $nil, respectively, to Mr. Ligui Xu, the Company’s subsidiary legal representative officer. The amount was advanced by Mr. Xu for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements.”

Other Related Party Transactions

During the year ended October 31, 2022, other than disclosed in elsewhere (including the financial statements for the fiscal years ended 2021 and accompanying footnotes), we did not have any other related party transactions.

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

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from Jiuzi WFOE, Zhejiang Jiuzi, Shangli Jiuzi, Guangxi Zhitongche, or Hangzhou Zhitongche. Current Chinese regulations permit our China Operating Companies to pay dividends to Jiuzi WFOE only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

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

10.E. Taxation

Jiuzi Holdings Inc. is an exempted company incorporated in Cayman Islands which is not currently subject to any Cayman Islands taxes. Jiuzi HK is subject to Hong Kong law. Jiuzi WFOE, Zhejiang Jiuzi, Shangli Jiuzi, Guangxi Zhitongche and Hangzhou Zhitongche are subject to PRC laws. The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our ordinary shares.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended October 31, 2022 and 2021.

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

United States Federal Income Taxation

It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of October 31 2022 all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of October 31, 2022 and on U.S. Treasury regulations in effect or, in some cases, proposed, as of October 31, 2022 as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary share from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test. Although the law in this regard is unclear, we intend to treat our subsidiaries as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements.

Assuming that we are the owner of our subsidiaries for U.S. federal income tax purposes, and based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Zhejiang Jiuzi as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Zhejiang Jiuzi, and as a result, we are treating Zhejiang Jiuzi as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Zhejiang Jiuzi for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary share and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary share and the amount of cash.

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

As of October 31, 2022, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2022, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of October 31, 2022. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of October 31, 2022, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended October 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective June 21, 2021 WWC, P.C. (“WWC”) was appointed by the Company to serve as its new independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended October 31, 2022 and 2021, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

WWC’s fee for the fiscal year ended October 31, 2022 was $265,000; for the fiscal year ended October 31, 2021 was $200,000.

Audit-Related Fees

There was no audit-related service fees incurred from WWC, for the fiscal years ended October 31, 2022, 2021 or 2020.

Tax Fees

There was no tax service fees incurred from WWC for the fiscal years ended October 31, 2022, 2021 or 2020.

All Other Fees

There was no other services fees incurred from WWC in fiscal year ended October 31, 2022. There was no other services fees incurred from WWC in fiscal year ended October 31, 2021. There was no other service fee from Friedman in the fiscal year ended October 31, 2020.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended October 31, 2022.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jiuzi Holdings, Inc. (the “Company”) as of October 31, 2022 and 2021 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has an accumulated deficit that raise doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

San Mateo, California

(PCAOB ID # 1171)

March 15, 2023

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

As of October 31, 2022 and 2021

	October 31,	October 31,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	2,329,401	7,372,895
Restricted cash	41,231	-
Short-term investment	834,303	1,180,772
Accounts receivable	39,347	6,566
Accounts receivable – related party	214,946	529,407
Due from related parties	67,153	367,549
Inventories	628,187	266,106
Advances to suppliers	392,776	1,594,278
Loans receivable from related parties, net	6,661,290	9,673,893
Other receivables and other current assets	1,039,762	1,228,738
Total current assets	12,248,396	22,220,204
Non-current Assets
Property, plant and equipment, net	641,358	373,108
Intangible assets, net	12,393	18,053
Other non-current assets	66,784	558,702
Operating lease right of use asset	725,903	846,200
Loans receivable from related parties, net	1,631,340	4,136,657
Total non-current assets	3,077,778	5,932,720
TOTAL ASSETS	15,326,174	28,152,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accruals and other payables	288,333	595,364
Accounts payable – related party	6,986	44,366
Accounts payable	-	15,695
Due to related parties	6,849	-
Convertible debenture	2,835,400	-
Taxes payable	2,652,854	2,923,987
Operating lease liabilities - current	374,676	163,148
Contract liability	1,343,442	114,916
Contract liability – related party	825,990	164,804
Total current liabilities	8,334,530	4,022,280
Non-current liabilities
Operating lease liabilities - non-current	393,509	537,432
Deferred income	236,290	1,263,840
Contract liability – related party non -current	150,494	-
Other long-term liability	130,131	-
Total non-current liabilities	910,424	1,801,272
TOTAL LIABILITIES	9,244,954	5,823,552

COMMITMENTS AND CONTINGENCIES	-	-

Shareholders’ equity
Ordinary shares (150,000,000 shares authorized, $0.001 par value, 24,545,333 and 21,426,844 shares issued and outstanding as of October 31, 2022 and 2021, respectively)*	24,545	21,427
Additional paid in capital	15,444,233	13,150,667
Statutory reserve	891,439	891,439
Retained earnings (Accumulated deficit)	(9,342,111)	7,459,539
Accumulated other comprehensive income/ (loss)	(1,074,299)	541,615
Total equity attributable to Jiuzi	5,943,807	22,064,687
Equity attributable to noncontrolling interests	137,413	264,685
Total Stockholders’ equity	6,081,220	22,329,372
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,326,174	28,152,924

*	Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Income and Comprehensive Income

For the Years Ended October 31, 2022, 2021 and 2020

	For the Year ended	For the Year ended	For the Year ended
	October 31,	October 31,	October 31,
	2022	2021	2020
Revenues, net	5,565,575	1,606,425	258,834
Revenues – related party, net	650,143	7,930,562	7,951,761
Total Revenues	6,215,718	9,536,987	8,210,595

Cost of revenues	5,289,158	1,370,829	217,807
Cost of revenues – related party	1,169,004	3,538,875	1,972,961
Total cost of revenues	6,458,162	4,909,704	2,190,768

Gross profit	(242,444)	4,627,283	6,019,827

Selling and marketing expense	7,419	17,542	29,887
General and administrative expenses	6,692,049	2,983,582	1,313,997
Provision for credit loss on loans receivable	7,267,026	309,024	305,128
Write-offs of advances to suppliers	2,942,315	-	-
Operating income (loss)	(17,151,253)	1,317,135	4,370,815

Non-operating income (expense) items:
Other income (expense), net	1,650,209	1,993	30,610
Interest income	6,030	5,734	390
Interest expense	(1,337,158)	-	(3,880)
	319,081	7,727	27,120

Earnings (Loss) before tax	(16,832,172)	1,324,862	4,397,935

Income tax	(71)	546,825	974,393

Net income (loss)	(16,832,101)	778,037	3,423,542
Less: loss attributable to non-controlling interest	(30,451)	(35,708)	(27,385)
Net income (loss) attributable to Jiuzi	(16,801,650)	813,745	3,450,927

Earnings (Loss) per share
Basic	(0.76)	0.04	0.23
Diluted	(0.76)	0.04	0.23

Weighted average number of ordinary shares outstanding*
Basic	22,089,013	17,580,461	15,000,000
Diluted	22,089,013	17,580,461	15,000,000

Net income (loss)	(16,832,101)	778,037	3,423,542

Other comprehensive income (loss):
Foreign currency translation (loss) income	(1,596,992)	607,057	146,303
Total comprehensive income (loss)	(18,429,093)	1,385,094	3,569,845

*	Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended October 31, 2022, 2021 and 2020

	Common Stock		Additional			Accumulated other	Equity	Non-
	Number of Shares	Amount	Paid-in Capital	Statutory Reserve	Retained Earnings	Comprehensive Income	attributable to Jiuzi	Controlling interest	Total Equity
Balance at October 31, 2019	15,000,000	$15,000	299,893	426,414	3,659,892	(206,729)	4,194,470	460,627	4,655,097
Contribution in capital	-	-	9,046	-	-	-	9,046	(7,795)	1,251
Net income	-	-	-	-	3,450,927	-	3,450,927	(27,385)	3,423,542
Appropriations to statutory reserves	-	-	-	264,210	(264,210)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	146,303	146,303	(11,017)	135,286
Balance at October 31, 2020	15,000,000	15,000	308,939	690,624	6,846,609	(60,426)	7,800,746	414,430	8,215,176

Balance at October 31, 2020	15,000,000	15,000	308,939	690,624	6,846,609	(60,426)	7,800,746	414,430	8,215,176
Contribution in capital	-	-	38,915	-	-	-	38,915	(119,053)	(80,138)
Shared issued for cash	6,426,844	6,427	12,802,813	-	-	-	12,809,240	-	12,809,240
Net income				200,815	612,930		813,745	(35,708)	778,037
Foreign currency translation adjustment	-	-	-	-	-	602,041	602,041	5,016	607,057
Balance at October 31, 2021	21,426,844	21,427	13,150,667	891,439	7,459,539	541,615	22,064,687	264,685	22,329,372

Balance at October 31, 2021	21,426,844	21,427	13,150,667	891,439	7,459,539	541,615	22,064,687	264,685	22,329,372
Contribution in capital	-	-	-	-	-	-		(115,742)	(115,742)
Shared issued for compensation	200,000	200	59,800				60,000		60,000
Shared issued for debt conversion	2,918,489	2,918	2,233,766	-	-	-	2,236,684		2,236,684
Net income	-	-	-	-	(16,801,650)	-	(16,801,650)	(30,451)	(16,832,101)
Appropriations to statutory reserves	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,615,914)	(1,615,914)	18,921	(1,596,993)
Balance at October 31, 2022	24,545,333	24,545	15,444,233	891,439	(9,342,111)	(1,074,299)	5,943,807	137,413	6,081,220

*	Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Cash Flows

For the years ended October 31, 2022, 2021 and 2020

	For the Year ended	For the Year ended	For the Year ended
	October 31,	October 31,	October 31,
	2022	2021	2020
Cash flows from operating activities
Net income	(16,832,101)	778,037	3,423,542
Depreciation and amortization	209,797	55,243	20,182
Provision for doubtful accounts	229,230	(13,931)	11,474
Amortization of right-of-use asset	-	40,286	-
Provision for credit losses	7,267,026	309,024	305,128
Written-offs of advances to suppliers	2,942,315	-	-
Imputed interest expense	1,337,159	724,338	762,113
Loss (gain) from disposal of investments	(40,306)	4,082	-
Stock-based compensation	60,000	-	-
Changes in assets and liabilities
(Increase) decrease in accounts receivable	(43,454)	8,958	37,809
(Increase) decrease in accounts receivable – related party	138,261	1,092,111	(488,494)
(Increase) decrease in inventories	(436,239)	(103,928)	73,001
(Increase) decrease in advances to suppliers	(1,833,355)	-	-
(Increase) decrease in loans to related parties	(3,061,063)	(6,129,775)	(4,982,838)
(Increase) decrease in due from related parties	280,791	(185,084)	-
(Increase) decrease in other assets	(274,239)	(1,949,313)	10,435
(Increase) decrease in other non-current assets	(61,732)	(553,867)	-
(Decrease) increase in accrued and other liabilities	(68,657)	507,206	22,843
(Decrease) increase in account payable	(15,188)	14,720	(10,306)
(Decrease) increase in accounts payable – related party	(35,217)	(62,511)	91,841
(Decrease) increase in taxes payable	(107,277)	23,271	1,474,958
(Decrease) increase in contract liability	1,459,147	(7,437)	20,370
(Decrease) increase in contract liability – related party	943,396	(476,008)	(256,761)
(Decrease) increase in operating lease liabilities	187,604	(144,998)	-
(Decrease) increase in deferred income	(974,838)	1,258,439	-
(Decrease) increase in other long term liabilities	(143,710)	-	-
Net cash generated by (used in) operating activities	(8,872,650)	(4,811,137)	515,297

Cash flows from investing activities
Purchase of fixed assets	(24,646)	(306,576)	(26,778)
Purchase of intangible assets	-	(3,004)	-
Acquisition of investment	-	(1,175,726)	-
Redemption/Disposal of investments	261,530	-	-
Refund of security deposits	-	-	490
Net cash generated by (used in) investing activities	236,884	(1,485,306)	(26,288)

Cash flows from financing activities
Proceeds from owner’s injection of capital	(115,742)	38,916	9,046
Stock proceeds for cash		12,809,240	-
Proceeds from convertible debenture	3,734,926	-	-
Proceeds from (Repayment to) related party	7,564	-	(173,102)
Net cash provided by (used in) financing activities	3,626,748	12,848,156	(164,056)

Net increase (decrease) of cash and cash equivalents	(5,009,018)	6,551,713	324,953

Effect of foreign currency translation on cash and cash equivalents	6,755	56,690	(2,675)
Cash, cash equivalents, and restricted cash – beginning of period	7,372,895	764,492	442,214
Cash, cash equivalents, and restricted cash – end of period	2,370,632	$7,372,895	$764,492

Reconciliation of Cash, Cash Equivalents & Restricted Cash to Statements of Cash Flows
Total cash, cash equivalents, and restricted cash	2,370,632	$7,372,895	$764,492
Less: Restricted cash	41,231	-	-
Cash and Cash Equivalents at End of Year	2,329,401	7,372,895	764,492

Supplementary cash flow information:
Interest received	6,030	$5,734	$390
Interest paid	-	$-	$3,880
Income taxes paid	72,120	$295,729	$-

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Jiuzi Holdings, Inc. (“Company” or “Jiuzi”) was incorporated in the Cayman Islands on October 10, 2019. The Company is an investment holding company; its primary operations are conducted through subsidiaries and variable interest entities as described below.

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

Hangzhou Zhitongche Technology Co., Ltd. (“Hangzhou Zhitongche”) was incorporated on February 2, 2018 in the PRC. The company is providing technical services, technical development, technical consulting and trading for new energy for motor vehicle and its accessories. Zhitongche is a wholly owned subsidiary of Zhejiang Jiuzi.

Zhejiang Jiuzi New Energy Network Technology Co., Ltd was incorporated on July 1, 2021 in PRC. Its scope of business includes software outsourcing services; industrial internet data services; network and information security software development; artificial intelligence application software development; Internet of Things technology research and development; internet security services; information system operation and maintenance services; artificial intelligence basic software development; cloud computing equipment technical services; research and development of robots (except for projects subject to approval according to law, business activities are carried out independently according to law with business licenses). Zhejiang Jiuzi owns 100% equity interest in Zhejiang Jiuzi Xinneng Network Technology Co., Ltd.

Guangxi Nanning Zhitongche New Energy Technology Co., Ltd was incorporated on December 31, 2021 in PRC. Its scope of business includes technical service, development and consultation; sales of electrical accessories for new energy vehicles; automobiles new car sales; business agency services; motor vehicle charging sales; sales of new energy prime movers; R&D of emerging energy technologies; car trailers, assistance, and clearance services; auto parts wholesale; auto parts retail; sales agency; domestic trade agency; import and export agency. Hangzhou Zhitongche owns 90% equity interest in Guangxi Nanning Zhitongche New Energy Technology Co., Ltd, and the remaining 10% equity interest is owned by unrelated third-party investor; as such Guangxi Nanning Zhitongche New Energy Technology Co., Ltd is accounted as a subsidiary of Zhejiang Jiuzi.

Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. was incorporated on January 24, 2022 in PRC. Its scope of business includes technical service, technology development, technical consultation and promotion, as well as sales of automobiles and new energy vehicles, and sales of electrical accessories and accessories for new energy vehicles. Hangzhou Jiuyao is 51% owned by Hangzhou Zhitongche, as such Hangzhou Jiuyao is accounted as a subsidiary of Zhejiang Jiuzi.; the remaining 49% equity interest is owned by unrelated third-party investors.

Hangzhou Jiuzi Haoche Technology Co., Ltd. was incorporated on January 21, 2022 under the laws of the People’s Republic of China. Its registered business scope is software outsourcing services, industrial internet data services, network and information security software development, artificial intelligence application software development, technology development, consulting and transfer, market planning, convention planning, and cloud computing equipment technical services. Hangzhou Jiuzi Haoche Technology Co., Ltd. is a wholly owned subsidiary of Jiuzi New Energy and has a registered capital with the amount of RMB5,000,000.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

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

Going Concern and Management’s Plan

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of October 31, 2022, the Company had an accumulated deficit of $9,342,111.

The Company plans to establish provincial regional sales centers nationwide to geographically expand the market and adopt centralized procurement system to reduce overhead cost and obtain volume discount. The company will also cooperate with more brands of NEV, introduce more quality services and strengthen its publicity to attract more franchisees to join. Additionally, the Company will be undertaking capital raising activities to provide additional cash to meet current and future liquidity needs. Management believes that it will be able to obtain the necessary financing and fund future expansion plans; however, there is no assurance that the Company will be successful in securing sufficient funds to sustain or grow its operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

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

Jiuzi Holdings, Inc.
Notes to the Financial Statements

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

Exchange rate used for the translation as follows:

US$ to RMB

	Period End	Average
October 31, 2022	7.3003	6.6105
October 31, 2021	6.3968	6.4242
October 31, 2020	6.6925	6.4164

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

Restricted Cash

Restricted cash consists primarily of amounts preserved under a legal hold due to a complaint by a customer from an on-going litigation or amounts preserved for other purposes as required.

Accounts Receivable

Accounts receivable are recorded at the net value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for doubtful accounts.

Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products and other investments that the Company has the intention to redeem within one year. As of October 31, 2022 and 2021, the investments in bank wealth management and security that were recorded as short-term investments amounted to $834,303 and $1,180,772, respectively.

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

The Company’s revenues consist of sales of vehicle by the Company’s own corporate retail store to third party customers, sales of vehicle to franchisees as a supplier, fees from retail stores operated by franchisees, and sublease of vehicles to third party customers. Revenues from franchised stores include initial franchise fees and annual royalties based on a percent of net incomes.

The Company recognizes sales of vehicle revenues at the point in time when the Company has transferred physical possession of the goods to the customer and the customer has accepted the goods, therefore, indicating as control of the goods has been transferred to the customer. The transaction price is determined and allocated to the product prior to the transfer of the goods to the customer.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

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

The Company subleases vehicles to third party and recognizes revenues over time which is ratably on a monthly basis over the lease period according to the lease agreement.

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

Advertising

The Company expenses advertising costs as incurred and includes it in selling expenses. The Company recorded $nil, $78,894 and $37,753 of advertising and promotional expenses for the years ended October 31, 2022, 2021 and 2020, respectively.

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

All per share amounts for all periods presented herein have been adjusted to reflect the Share Subdivision and 2 for 1 stock dividend on post-Share Subdivision basis. See Note 17.

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

New Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” This ASU requires contract assets and contract liabilities (e.g., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, “Revenue from Contracts with Customers”. Generally, this new guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. Historically, such amounts were recognized by the acquirer at fair value in purchase accounting. This ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued an accounting pronouncement (FASB ASU 2016-13) related to the measurement of credit losses on financial instruments. This pronouncement, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-13, changes the impairment model for most financial assets and will require the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. In developing the estimate for lifetime expected credit loss, entities must incorporate historical experience, current conditions, and reasonable and supportable forecasts. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. The management adopted the new standard and estimated the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of such financial asset.

Besides the above, the Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted would have a material effect on the consolidated financial statements.

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The following financial information of the VIEs in the PRC are included in the accompanying consolidated financial statements as of October 31, 2022 and 2021, and for the years ended October 31, 2022, 2021 and 2020.

	October 31,	October 31,
	2022	2021
Current assets
Cash and cash equivalents	207,252	433,430
Restricted cash	41,231	-
Short-term investment	834,303	1,180,772
Accounts receivables	39,349	6,566
Accounts receivables – related parties	214,946	529,407
Due from related parties	72,363	372,759
Inventories	628,187	266,106
Advances to suppliers	392,776	1,594,278
Loans receivable from related parties, net - current portion,	6,661,290	9,673,893
Other receivables and other current assets	1,080,993	1,228,738
	10,172,690	15,285,949
Non-current assets
Property, plant and equipment, intangible assets	653,752	391,161
Operating lease right of use asset	725,904	846,200
Loans receivable from related parties, non-current portion	1,631,340	4,136,657
Other non-current assets	66,784	558,702
	3,077,780	5,932,720

Total assets of VIE	13,250,470	21,218,669

Current Liabilities
Accruals and other payables	295,182	595,364
Accounts payable – related party	6,986	44,366
Accounts payable	-	15,695
Taxes payable	2,652,103	2,923,130
Operating lease liabilities - current	374,676	163,148
Amounts due to parent and non-VIE subsidiaries of the Company	9,343,423	6,670,432
Contract liability	1,343,442	114,916
Contract liability – related party-current	825,990	164,804
	14,841,802	10,691,855
Non-current liabilities
Operating lease liabilities – non-current	393,509	537,432
Contract liability – related party-non current	150,494	-
Deferred income	236,290	1,263,840
Other non-current liabilities	130,131	-
	910,424	1,801,272

Total liabilities of VIE	15,752,226	12,493,127

Jiuzi Holdings, Inc.
Notes to the Financial Statements

	For the years ended
	October 31, 2022	October 31, 2021	October 31, 2020
Revenues	6,340,245	9,536,987	8,210,595
Net income (loss)	(12,235,731)	1,433,167	3,423,542
Net cash (used in) generated by operating activities	(306,089)	(1,160,565)	515,297
Net cash (used in) generated by investing activities	236,885	(1,485,306)	(26,288)
Net cash provided by financing activities	(115,742)	(38,916)	(164,056)

As of October 31, 2022 and 2021, the VIEs have not incurred any amount due from non-VIE subsidiaries of the Company.

As of October 31, 2022 and 2021, the VIEs have $9,343,423 and $8,519,354 due to non-VIE subsidiaries of the Company.

All material related party transactions are disclosed in Note 11 or elsewhere in these consolidated financial statements. For the years ended October 31, 2022, 2021 and 2020, the VIES have not entered into any transaction with other subsidiaries that are not VIEs. If and when such transaction incurs, such transaction would be eliminated upon consolidation.

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

NOTE 4 – INVENTORY

Inventory, net comprised of the following:

	October 31, 2022	October 31, 2021
Finished goods	628,187	266,106
Total, net	628,187	266,106

Inventory write-down expense was $3,903 and $nil for the years ended October 31, 2022 and 2021, respectively.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

NOTE 5 – ACCOUNTS RECEIVABLES

Accounts receivables, net is comprised of the following:

	October 31, 2022	October 31, 2021
Accounts receivables	45,100	6,566
Allowance for doubtful accounts	(5,753)	-
Total, net	39,347	6,566

	October 31, 2022	October 31, 2021
Accounts receivables-related parties	354,857	547,865
Allowance for doubtful accounts	(139,911)	(18,458)
Total, net	214,946	529,407

The following is a summary of the activity in the allowance for doubtful accounts:

	October 31, 2022	October 31, 2021
Balance at beginning of year	18,458	53,727
Provision	143,003	-
Charge-offs	-	-
Recoveries	-	(37,591)
Effect of translation adjustment	(15,797)	2,322
Balance at end of year	145,664	18,458

Bad debt expense (recoveries) was $143,003, ($37,591) and $11,474 for the years ended October 31, 2022, 2021 and 2020, respectively.

NOTE 6 – SHORT-TERM INVESTMENT

Short-term investment comprised of the following:

	As of October 31, 2022
	Level 1	Level 2	Level 3	Total
Bank Wealth Management	-	265,836	-	265,836
Securities	-	568,467	-	568,467
	-	834,303	-	834,303

	As of October 31, 2021
	Level 1	Level 2	Level 3	Total
Bank Wealth Management	-	1,024,443	-	1,024,443
Securities	-	156,329	-	156,329
	-	1,180,772	-	1,180,772

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

The amounts charged were $407,451, $724,337 and $755,707 for the years ended October 31, 2022, 2021 and 2020, respectively.

The allowance for loan losses represents an estimate of the amount of net losses inherent in our portfolio of managed receivables as of the applicable reporting date and expected to become evident during the following 12 months.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

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

The Company also consider recent trends in delinquencies and defaults, recovery rates, age of the loans. and the economic environment in assessing the models used in estimating the allowance for loan losses, and may adjust the allowance for loan losses to reflect factors that may not be captured in the models. In addition, the Company periodically consider whether the use of additional metrics would result in improved model performance and revise the models when appropriate. The provision for loan losses is the periodic expense of maintaining an adequate allowance.

An account is considered delinquent when the related franchisee fails to make a substantial portion of a scheduled payment 3 months after the due date. For purposes of determining impairment, loans are evaluated collectively, as they represent a large group of smaller-balance homogeneous loans, and therefore, are not individually evaluated for impairment.

As these loans are non-interest bearing, the Company recorded a discount to the face amount using an imputed interest rate of 11.75% for the years ended October 31, 2022, 2021 and 2020 to reflect the fair value of the loan at origination. The imputed interest rate reflects the borrowing rate in the market under similar terms and duration. Direct costs associated with loan originations are not considered material, and thus, are expensed as incurred.

	October 31, 2022	October 31, 2021
Loan to related franchisees, gross	17,678,913	16,591,780
Discount based on imputed interest rate of 11.75%	(2,076,767)	(1,949,060)
Loan to related franchisees, net of discount	15,602,146	14,642,720

	October 31, 2022	October 31, 2021
Loan to related franchisees, net of discount	15,602,146	14,642,720
Provision for credit losses	(7,309,516)	(832,170)
Loan to related franchisees, net of discount and allowance	8,292,630	13,810,550

The following is a summary of the activity in the allowance for credit loss:

	October 31, 2022	October 31, 2021
Balance at beginning of year	832,170	498,762
Provision	7,267,026	409,762
Charge-offs	-	-
Recoveries	-	(100,739)
Effect of translation adjustment	(789,680)	24,385
Balance at end of year	7,309,516	832,170

Credit loss was $7,267,026, $309,023 and $305,128 for the years ended October 31, 2022, 2021 and 2020, respectively. The Company has made additional allowance for credit losses for the year ended October 31, 2022 due to the aging of the balances and the current market and economic condition which have significant impact on the company’s ability to collect outstanding debts from its franchisees. Accordingly, the Company has adopted a more conservative estimate for the credit losses, resulting in a higher impairment charge.

The following is a summary of current and non-current loan receivables, net of allowance for credit losses:

	October 30, 2022	October 31, 2021
Loan to related franchisees, net of discount and allowances, current	6,661,290	9,673,893
Loan to related franchisees, net of discount and allowances, non-current	1,631,340	4,136,657
	8,292,630	13,810,550

Credit Quality

The Company extends credit to related franchisees primarily in the form of lines of credit to purchase vehicles and support their daily operations. Each of the franchisees are assigned to one of four groups according to risk ratings with Group I demonstrating the best credit history with the Company and Group IV demonstrating the weakest.

●	Group I – strong to superior credit rating;

●	Group II – fair to favorable credit rating;

●	Group III – marginal to weak credit rating; and

●	Group IV – poor credit rating, including franchisees classified as uncollectible.

Generally, the Company suspends credit lines and does not extend further funding to franchisee who are unable to repay the balance within 3 months after the 18-month deadline.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The credit quality of the loans receivables is evaluated based on the Company’s adjusted aging schedule. The Company regularly reviews the model to confirm the continued business significance and statistical predictability of the model and may make updates to improve the performance of the model.

The credit quality analysis of franchisee loan receivables at October 31, 2022 and 2021 was as follows

	October 31, 2022	October 31, 2021
Franchisee Financing:
Group I	3,622,174	6,972,094
Group II	6,109,130	5,221,311
Group III	4,358,992	1,604,938
Group IV	1,511,850	844,377
Balance at end of year	15,602,146	14,642,720

NOTE 8 – OTHER RECEIVABLES AND OTHER CURRENT ASSETS

Other receivables and other current assets comprised of the following:

	October 31, 2022	October 31, 2021
Deposits put down on the car	935,573	42,835
Excess input VAT credits	48,589	28,292
Government grant receivable	-	776,640
Prepaid expense	-	244,213
Cash advance to employee	55,600	136,758
Total	1,039,762	1,228,738

NOTE 9 – PROPERTY & EQUIPMENT

Property and equipment, net comprised of the following:

	October 31, 2022	October 31, 2021
At Cost:
Equipment	73,415	74,114
Motor vehicles	340,462	371,436
Leasehold Improvement	502,969	30,397
Furniture and fixtures	9,054	8,998
	925,900	484,945

Less: Accumulated depreciation	284,542	111,837
Total, net	641,358	373,108

Depreciation expenses was $206,014, $89,207 and $8,504 for the years ended October 31, 2022, 2021 and 2020, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 10 – INTANGIBLE ASSETS

Intangible assets, net comprised of the following:

	October 31, 2022	October 31, 2021
At Cost:
Financial software	17,710	17,196
Domain name	2,643	3,068
	17,711	20,264
Less: Accumulated Amortization	5,318	2,211
Total, net	12,393	18,053

Amortization expenses was $3,783, $2,201 and $nil for the years ended October 31, 2022, 2021 and 2020, respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS

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

Accounts receivable from related franchisees comprised of the following:

	October 31, 2022	October 31, 2021
Pingxiang Jiuzi New Energy Automobile Co., Ltd	-	2,490
Yichun Jiuzi New Energy Automobile Co., Ltd	112,608	149,010
Puyang Guozheng New Energy Vehicle Sales Co., Ltd	-	54,144
Wanzai Jiuzi New Energy Automobile Co., Ltd	23,043	78,384
Xinyu Jiuzi New Energy Automobile Co., Ltd	65,352	151,253
Gao’an Jiuzi New Energy Automobile Co., Ltd	-	36,847
Quanzhou Jiuzi New Energy Automobile Co., Ltd	5,919	20,135
Dongming Jiuzi New Energy Automobile Co., Ltd	-	9,849
Yulin Jiuzi New Energy Automobile Co., Ltd	8,024	27,295
Total	214,946	529,407

Accounts receivables above derived from sales of vehicles supplied to the Company’s franchisees without any special payment terms. Sales revenues from related parties’ franchisees were $35,085, $88,851 and $139,780 for the years ended October 31, 2022, 2021 and 2020, respectively

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Loan to related franchisees is comprised of the following (See Note 7 for details):

	Gross	Discount	Allowance	Net	Gross	Discount	Allowance	Net
Jiangsu Changshu	$356,190	$41,842	$208,300	$106,048	$268,886	$31,587	$9,680	$227,619
Shandong Dongming	627,826	73,752	211,033	343,041	596,145	70,030	23,846	502,269
Jiangxi Gao’an	605,621	71,143	287,121	247,357	495,861	58,250	19,834	417,777
Hunan Huaihua	719,814	84,558	254,690	380,566	294,331	34,575	10,596	249,160
Jiangxi Jiujiang	279,279	32,807	171,188	75,284	446,122	52,407	17,845	375,870
Hunan Liuyang	413,509	48,576	223,766	141,167	580,250	68,163	23,210	488,877
Hunan Loudi	540,686	63,515	232,408	244,763	583,945	68,597	23,358	491,990
Hunan Pingjiang	392,004	46,049	175,230	170,725	564,977	66,369	22,599	476,009
Jiangxi Pingxiang	583,694	68,567	299,055	216,072	694,826	81,622	27,793	585,411
Henan Puyang	645,124	75,784	245,216	324,124	982,189	115,379	39,288	827,522
Fujian Quanzhou	437,376	51,379	288,737	97,260	439,717	51,654	35,177	352,886
Jiangxi Wanzai	512,867	60,247	207,450	245,170	557,532	65,494	22,301	469,737
Jiangxi Xinyu	921,187	108,213	338,524	474,450	1,191,815	140,004	47,673	1,004,138
Jiangxi Yichun	95,301	11,195	50,234	33,872	102,590	12,051	2,873	87,666
Jiangxi Yudu	565,823	66,468	264,583	234,772	555,343	65,236	22,214	467,893
Guangdong Zengcheng	456,895	53,672	294,661	108,562	544,391	63,950	21,776	458,665
Jiangxi Shanggao	594,055	69,784	177,529	346,742	425,216	49,950	17,009	358,257
Shandong Heze	856,193	100,578	323,148	432,467	750,382	88,148	30,015	632,219
Jiangxi Ganzhou	121,328	14,253	62,408	44,667	122,834	14,429	6,879	101,526
Anhui Fuyang	-	-	-	-	31,266	3,672	1,876	25,718
Hunan Liling	66,105	7,765	20,696	37,644	75,443	8,862	4,527	62,054
Hunan Zhuzhou	130,479	15,328	54,913	60,238	109,828	12,902	7,688	89,238
Hunan Changsha	8,904	1,046	1,962	5,896	-	-	-	-
Guangxi Guilin	39,499	4,640	8,703	26,156	-	-	-	-
Hunan Chenzhou	508,568	59,742	216,675	232,151	556,864	65,416	22,275	469,173
Jiangxi Ji’an	572,830	67,291	232,646	272,893	513,019	60,265	20,521	432,233
Guangxi Nanning	164,740	19,352	87,227	58,161	183,322	21,535	11,733	150,054
Hunan Leiyang	632,745	74,329	221,954	336,462	316,450	37,174	25,316	253,960
Guangdong Dongguan Changping	458,637	53,877	137,329	267,431	262,089	30,788	18,870	212,431
Hunan Changsha County	61,641	7,241	32,369	22,031	70,348	8,264	3,377	58,707
Guizhou Zunyi	242,153	28,446	92,445	121,262	174,745	20,528	11,184	143,033
Jiangsu Xuzhou	231,441	27,188	122,605	81,648	264,134	31,028	19,018	214,088
Hunan Yongxing	242,475	28,484	119,993	93,998	229,312	26,938	14,676	187,698
Hunan Hengyang	168,814	19,831	57,952	91,031	96,830	11,375	5,423	80,032
Hainan Sanya	127,994	15,036	112,958	0	83,542	9,814	4,678	69,050
Hunan Changsha Yuhua	493,196	57,936	131,535	303,725	281,393	33,056	10,130	238,207
Shandong Heze Dingtao	520,592	61,155	140,112	319,325	312,659	36,728	22,511	253,420
Shandong Heze Yuncheng	465,800	54,718	158,529	252,553	406,457	47,747	32,517	326,193
Shandong Heze Gaoxin	54,860	6,445	17,169	31,246	62,532	7,346	3,752	51,434
Shandong Zouping	63,011	7,402	27,280	28,329	56,279	6,611	3,377	46,291
Shandong Juye	411,995	48,398	174,963	188,634	470,114	55,225	37,609	377,280
Shandong Juancheng	449,363	52,787	134,326	262,250	434,596	51,053	34,768	348,775
Shandong Shanxian	494,525	58,093	135,766	300,666	329,855	38,749	26,388	264,718
Jiangxi Zhangshu	67,120	7,885	27,949	31,286	45,336	5,326	2,720	37,290
Guangdong Foshan	96,776	11,368	43,582	41,826	110,447	12,974	6,185	91,288
Jiangxi Jingdezhen	78,079	9,172	18,728	50,179	18,760	2,204	1,125	15,431
Guangxi Yulin	391,435	45,982	266,698	78,755	398,554	46,819	15,941	335,794
Shandong Heze Cao County	438,404	51,500	137,247	249,657	500,254	58,766	40,019	401,469
Dongguan Nancheng	5,479	644	1,207	3,628	-	-	-	-
Hubei Macheng	99,023	11,632	21,819	65,572	-	-	-	-
Shandong Jining Liangshan	13,698	1,609	3,018	9,071	-	-	-	-
Guangdong Zhanjiang	35,957	4,224	7,923	23,810	-	-	-	-
Hunan Hengyang Shigu	20,547	2,414	4,527	13,606	-	-	-	-
Jiangxi Ji’an Yongfeng	18,492	2,172	4,075	12,245	-	-	-	-
Hunan Changde	37,669	4,425	8,300	24,944	-	-	-	-
Guangxi Nanning Jiangnan	41,095	4,828	9,055	27,212	-	-	-	-
Total	$17,678,913	$2,076,767	$7,309,516	$8,292,630	$16,591,780	$1,949,060	$832,170	$13,810,550

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The advances paid above are derived from funds advanced to the Company’s franchisees as working capital to support its operations. Such advances are due within 18 months.

Accounts payable to related parties’ franchisees comprised of the following:

	October 31, 2022	October 31, 2021
Liuyang	-	13,898
Wanzai	-	8,754
Huaihua	-	18,744
XinYu	-	2,970
Yudu Jiuzi New Energy Automobile Co., Ltd.	6,986	-
Total	6,986	44,366

Accounts payable above derived from vehicles purchased by the Company from the franchisees as inventory on a needed basis without any special payment terms.

Contract liability – related party comprised of the following:

	October 31, 2022	October 31, 2021
Current Portion
Unearned franchise fee	825,990	81,474
Customer deposit	-	83,330
	825,990	164,804
Non-current Portion
Unearned franchise fee	150,494	-
Total, net	976,484	164,804

Jiuzi Holdings, Inc.
Notes to the Financial Statements

Unearned franchise fee comprised of the following:

	October 31, 2022	October 31, 2021
Unearned franchise fee - current
Hainan Sanya	-	48,462
Hunan Changsha	-	4,299
Hunan Yueyang	-	4,299
Hunan Jishou	-	1,563
Zhejiang Hangzhou Xiaoshan	-	4,220
Hunan Yueyang Xiangyin	-	4,299
Guangdong Zhongshan	-	14,332
Zhejing JiaXing	68,490	-
Henan Jiuzi New Energy Vehicle Sales and Service Co. LTD	13,698	-
Zhejiang Huasu Automobile Service Co., LTD	68,490	-
Huzhou Fengtao New Energy Automobile Sales Co., LTD	41,094	-
Shandong Shenglong Automobile Sales Co. LTD	68,490	-
Nantong Meixinyao Vehicle Sales Service Co., LTD	27,396	-
Anhui Auto e-Link Auto Sales Co., LTD	27,396	-
Fengshang Network Technology (Shaoxing) Co., LTD	41,094	-
Anhui LiuAn	41,094	-
Guangxi Qinzhou	13,698	-
Guangxi Qinzhou Lingshan	41,094	-
Zhejiang Shaoxing Shengzhou	68,490	-
Xinjiang Urumqi	68,490	-
Hunan Changzhutan	2,740	-
Hunan Shaoyang	1,370	-
Guangxi Liuzhou (Guangxi Shuangru Trading Co., Ltd.)	68,490	-
Guangxi Nanning	13,697	-
Guangxi Yulin	4,109	-
Guangxi Nanning (Guangxi Zhanyuan Automobile)	41,094	-
Guangxi Yulin (Yulin Qihui Automobile)	82,188	-
Zhejiang Huzhou	6,849
Sanmen Xian Wuji Automobile Sales	274	-
Shandong Yuncheng (Yuncheng Zhanteng New Energy Automobile Co., Ltd.)	274	-
Zhejiang Shaoxing Niuniu Automobile Sales Service Co., Ltd.	274	-
Yongkang Yijie Automobile Trading Co., LTD	5479	-
Ningbo Jinhui Internet Technology Service Co., LTD	1370	-
Xingtai Wanhua Botian Automobile Trading Co., LTD	822	-
Zhejiang Hangzhou Xiaoshan Agent	822	-
Hunan Changsha Yuelu Agent	822	-
Hunan Yueyang Xiangyin Agent	822	-
Hunan Yueyang Yueyang Lou Agent	822	-
Guangdong Zhongshan City Agent	2,740	-
Hunan Yueyang Miluo Agent	822	-
Zhejiang Hangzhou Gongshu Agent	274	-
Zhejiang Jiaxing Nanhu Agent	822	-
	825,990	81,474
Unearned franchise fee – non-current
Guizhou 320 Automobile Service Co., LTD	13,698	-
Yongkang Yijie Automobile Trading Co., LTD	21,004	-
Ningbo Jinhui Internet Technology Service Co., LTD	5,250	-
Xingtai Wanhua Botian Automobile Trading Co., LTD	3,219	-
Zhejiang Hangzhou Xiaoshan Agent	2,055	-
Hunan Changsha Yuelu Agent	2,123	-
Hunan Yueyang Xiangyin Agent	2,123	-
Hunan Yueyang Yueyang Lou Agent	2,123	-
Guangdong Zhongshan City Agent	7,077	-
Hunan Yueyang Miluo Agent	2,328	-
Henan Luohe Yancheng Agent	2,740	-
Guangdong Foshan Shunde Agent	4,109	-
Chongqing Banan Agent	1,370	-
Zhejiang Hangzhou Gongshu Agent	798	-
Jiangsu Jingjiang Agent	2,740	-
Shanghai Fengxian Agent	2,740	-
Chengdu municipal level Agent	71,230	-
Zhejiang Jiaxing Nanhu Agent	2,397	-
Hunan Hengyang Agent	1,370	-
	150,494	-
Total	976,484	81,474

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

Advance received from related franchisees for purchase car deposits comprised of the following:

	October 31, 2022	October 31, 2021
Guangxi Yulin	-	46,898
Hunan Huaihua	-	36,432
Total, net	-	83,330

The amount derived from initial franchise deposit received in advance for purchase car. Amounts are recognized as advances when received, and are recognized as revenues when the performance of obligation has completed.

Related parties receivables comprised of the following:

	October 31, 2022	October 31, 2021
Mr. Shuibo Zhang	13,556	296,252
Mr. Qi Zhang	22,922	38,806
Mr. Ruchun Huang	30,675	32,491
Total	67,153	367,549

As of October 31, 2022 and 2021, the Company has an outstanding receivable of $13,556 and $296,252, respectively, from Mr. Shuibo Zhang, the Company’s shareholder, director, and officer. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2022 and 2021, the Company has an outstanding receivable of $22,922 and $38,806, respectively, from Mr. Qi Zhang, the vice president of marketing department. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing and due on demand without a specified maturity date.

As of October 31, 2022 and 2021, the Company has an outstanding receivable of $30,675 and $32,491, respectively, from Mr. Ruchun Huang, the Shangli Jiuzi New Energy Vehicle Co., Ltd.’s legal representative. The amount was advanced to Mr. Huang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

Related parties payables comprised of the following:

	October 31, 2022	October 31, 2021
Mr. Ligui Xu	6,849	-
Total	6,849	-

As of October 31, 2022 and 2021, the Company has an outstanding payable of $6,849 and $nil, respectively, to Mr. Ligui Xu, the Company’s subsidiary legal representative officer. The amount was advanced by Mr. Xu for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 12 – DEFERRED INCOME AND OTHERS LONG TERM LIABILITIES

Deferred income comprised of the following government grants which have not yet been earned:

	October 31, 2022	October 31, 2021
Subsidy for the maintenance and repair of the office	236,290	341,580
Rent subsidy for office	-	922,260
Total	236,290	1,263,840

Franchise security deposits comprised of the following:

	October 31, 2022	October 31, 2021
Guangxi Rongxian Junsheng Automobile Trading Co., Ltd.	20,547	-
Chongqing Suiqian Trading Co., Ltd.	27,396	-
Guangxi Yulin Shangfeng Automobile Sales Co., Ltd.	27,396	-
Jiangxi Haomen Automobile Sales Co., Ltd.	13,698	-
Guangxi Zhanyuan Automobile Sales Co., Ltd.	41,094	-
Total	130,131	-

NOTE 13 – LEASES

The Company has one operating leases for its corporate office and retail store. The current lease agreement was signed to cover the lease for the period from August 1, 2021 to July 31, 2026. The Company does not expect to receive the subsidy from PRC government as the Company may not meets the requirement of paying RMB 20 million in income taxes to the government, therefore the specific deferred government subsidy was not recognized.

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

Operating lease expenses were $257,563 and $83,639 for the years ended October 31, 2022 and 2021, respectively.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

Year Ended
October 31, 2022
Lease Cost
Operating lease cost (included in general and administrative expenses and cost in the Company’s statement of operations)	$257,563

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended October 31, 2022	$224,759
Weighted average remaining lease term – operating leases (in years)	3.58
Average discount rate – operating lease	4.75%

The supplemental balance sheet information related to leases is as follows:

	October 31,	October 31,
	2022	2021
Operating leases
Right-of-use assets	$725,903	$846,200

Operating lease liabilities	$768,185	$700,580

Jiuzi Holdings, Inc.
Notes to the Financial Statements

The undiscounted future minimum lease payment schedule as follows:

For the years ending October 31,	Amounts
2023	399,344
2024	218,583
2025	196,763
Total	814,690

NOTE 14 – CONVERTIBLE DEBENTURES

On December 2, 2021 and on December 6, 2021, the Company issued convertible debenture of $6,000,000 with annual interest rate of 5%, which is valid for 12 months from the date of funds receipt. The debentures are carried out in three stages. In the first stage, the company would issue a convertible debenture of $2,500,000 on December 3, 2021, which is the date of signing this Agreement. Second stage, convertible debenture of $2,500,000 was issued by the company on January 4, 2022, which is the date of filing Registration Statement with SEC. In the third stage, convertible debenture of $1,000,000 will be issued on or about the date the Registration Statement has first been declared effective by the SEC.

On December 30, 2022 (the “Maturity Date”), the outstanding balance of the convertible debenture dated December 2, 2021 in the amount of $1,300,000 (principal, plus accrued and unpaid interest thereon) were due for payment. The Company and the Debenture Holder agreed to an extension (the “Extension”) that extends the Maturity Date to June 30, 2023, pursuant to which the Company shall repay the outstanding balance in cash through monthly payments beginning on January 6, 2023 and continue on the same day of each successive month, with each monthly payment equals to the sum of $216,667 of principal, the redemption premium and the accrued and unpaid interest on the Convertible Debentures as of each payment date. In addition, if the Company completes any financing transaction with gross proceeds of in excess of $250,000, the Company shall pay to the Debenture Holder as an optional redemption but no more than 50% of the total proceeds, an amount up to the total amount outstanding under the Convertible Debentures.

The outstanding convertible debenture were $2,835,400 and $nil as of October 31, 2022 and 2021.

Interest expenses were $1,337,158, $nil and $nil for the years ended October 31, 2022, 2021 and 2020, respectively.

NOTE 15 – TAXES PAYABLE

Taxes payable comprised of the following:

	October 31, 2022	October 31, 2021
Value-added tax, net	890,620	1,056,332
Company Income tax	1,645,556	1,950,976
Other taxes	116,678	83,321
Total	2,652,854	2,923,987

NOTE 16 – CONTRACT LIABILITY

Contract liability comprised of the following:

	October 31, 2022	October 31, 2021
Customer deposit for car purchase	1,343,442	114,916
Total, net	1,343,442	114,916

Contract liability – related party See Note 11 for details.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

NOTE 17 – SHAREHOLDERS’ EQUITY

As of October 31, 2022 and 2021, the Company had 24,545,333 and 21,426,844 shares issued and outstanding.

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

On October 28, 2022, the Company issued 200,000 ordinary shares to a non-related party as service compensation for $60,000

For the year ended October 31, 2022, the Company also issued 2,918,489 ordinary shares for conversion of note payable in the amount of $2,236,684.

NOTE 18 – SEGMENTS AND GEOGRAPHIC INFORMATION

The Company believes that it operates in two business segments which comprised of sales of NEVs and franchise services; and it operates in one geographical location China. The Company disaggregates its revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Sales of goods revenues comprised of sales of vehicles to third party customers and to the franchisees. Franchise services revenues comprised of initial fees and ongoing royalties from the franchisees. Under the franchise arrangement, franchisees are granted the right to operate retail store using the Company’s Jiuzi brand and system. Other service revenues comprised of sublease of vehicles to third party customers with a mark-up to the rental price.

Sales revenues comprised of the following:

	Years Ended
	October 31, 2022		October 31, 2021		October 31, 2020
NEVs sales	5,908,360	95%	1,443,917	15%	398,613	5%
Franchisees service revenues	283,763	5%	8,093,070	85%	7,811,982	95%
Other service revenues	23,595	-%	-	-	-	-
Total	6,215,718	100%	9,536,987	100%	8,210,595	100%

Direct costs comprised of the following:

	Years Ended
	October 31, 2022		October 31, 2021		October 31, 2020
NEVs sales	5,748,954	88%	1,400,211	29%	366,523	17%
Franchisees service revenues	693,143	11%	3,509,493	71%	1,824,245	83%
Other service revenues	16,065	1%	-	-	-	-
Total	6,458,162	100%	4,909,704	100%	2,190,768	100%

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Gross profit (loss) comprised of the following:

	Years Ended
	October 31, 2022		October 31, 2021		October 31, 2020
NEVs sales	159,406	(66)%	43,706	1%	32,090	1%
Franchisees service revenues	(409,380)	169%	4,583,577	99%	5,987,737	99%
Other service revenues	7,530	(3)%	-	-	-	-
Total	(242,444)	100%	4,627,283	-	6,019,827	-

NOTE 19 – INCOME TAX

The Company is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The net taxable income (losses) before income taxes and its provision for income taxes comprised of the following:

	Years Ended
	October 31, 2022	October 31, 2021	October 31, 2020
Income (loss) attributed to China	(16,832,172)	2,002,809	3,839,535
PRC statutory tax rate	25%	25%	25%
Income tax expense at statutory rate	-	500,702	959,884
Reconciliation	(71)	46,123	14,509
Income tax expense/ (benefit)	(71)	546,825	974,393

NOTE 20 – CONCENTRATIONS, RISKS AND UNCERTAINTIES

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

The concentration on sales revenues generated by customers type comprised of the following:

	Years Ended
	October 31, 2022		October 31, 2021		October 31, 2020
Third party sales revenues	5,176,168	83%	1,355,066	15%	258,833	3%
Related party sales revenues	596,198	10%	88,851	1%	139,780	2%
Third party franchise revenues	229,818	4%	251,359	3%	-	-%
Related party franchise revenues	53,945	1%	7,841,711	81%	7,811,982	95%
Third party other revenues	159,589	3%	-	-%	-	-%
Related party other revenues	-	-%	-	-%	-	-%
Total	6,215,718	100%	9,536,987	100%	8,210,595	100%

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The concentration of sales revenues generated by third-party customers comprised of the following:

	Years Ended
	October 31,		October 31,		October 31,
	2022		2021		2020
Customer A	-	-%	-	-%	24,842	10%
Customer B	-	-%	-	-%	20,453	8%
Customer C	-	-%	-	-%	20,425	8%
Customer D	-	-%	-	-%	20,393	8%
Customer E	-	-%	408,577	30%	-	-%
Customer F	-	-%	799,865	59%	-	-%
Customer G	-	-%	72,513	5%	-	-%
Customer H	697,056	10%	-	-%	-	-%
Total	697,056	10%	1,280,955	94%	86,113	34%

NOTE 21 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. Subsequent to the date the financial statements were available to be issued. There was no subsequent event that would require disclosure to or adjustment to the financial statements.

On December 30, 2022 (the “Maturity Date”), the outstanding balance of a convertible debenture dated December 2, 2021 in the amount of $1,300,000 (principal, plus accrued and unpaid interest thereon) were due for payment. The Company and the Debenture Holder agreed to an extension (the “Extension”) that extends the Maturity Date to June 30, 2023, pursuant to which the Company shall repay the outstanding balance in cash through monthly payments beginning on January 6, 2023 and continue on the same day of each successive month, with each monthly payment equals to the sum of $216,667 of principal, the redemption premium and the accrued and unpaid interest on the Convertible Debentures as of each payment date. In addition, if the Company completes any financing transaction with gross proceeds of in excess of $250,000, the Company shall pay to the Debenture Holder as an optional redemption but no more than 50% of the total proceeds, an amount up to the total amount outstanding under the Convertible Debentures.

On November 10, 2022, Zhejiang Jiuzi New Energy Automobile Co., Ltd.(“Zhejiang Jiuzi”), the variable interest entity (the “VIE”) of the Company, entered into a termination agreement (the “Termination Agreement”) with Zhejiang Navalant New Energy Automobile Co. Ltd., a wholly foreign-owned entity of the Company (“Jiuzi WFOE”), pursuant to which the Exclusive Option Agreement, the Exclusive Business Cooperation Agreement and the Equity Pledge Agreement (collectively, the “VIE agreements”) entered into among Zhejiang Jiuzi, Jiuzi WFOE and certain shareholders of Zhejiang Jiuzi shall be terminated effective upon the conditions are met. On November 10, 2022, with approval of Jiuzi WFOE and approval of the board of directors of Zhejiang Jiuzi, Zhejiang Jiuzi issued 0.1% equity interest in Zhejiang Jiuzi to a third-party investor. The issuance was completed on November 27, 2022. On January 20, 2023, Jiuzi WFOE exercised its call option under the Exclusive Option Agreements dated June 15, 2020 with certain shareholder of Zhejiang Jiuzi and entered into equity transfer agreements with all the shareholders of Zhejiang Jiuzi to purchase all the equity interest in Zhejiang Jiuzi. The transaction underlying the equity transfer agreement was completed and the VIE Agreements were terminated pursuant to the Termination Agreement on January 20, 2023. As a result, Zhejiang Jiuzi became a wholly owned subsidiary of Jiuzi WFOE and the VIE structure is dissolved.

The Company has filed civil claim suits against certain vendors for failing to deliver the purchased vehicles according to the terms of the agreements. The Company demands the vendors to refund the advance paid and to compensate the Company for liquidated damages. Given the uncertainty of collectability, the Company has fully written off the advance paid to the suppliers of $2,751,743 as of October 31, 2022, despite the fact that the Company has won the some of the cases. The details are shown as follows.

Suppliers (Defendant)	Status of the case	Amount involved (USD equivalent)
Shengzhou Baiyuan New Energy Vehicle Technology Co.	Pending	1,949,750
Jiangsu Yakai Auto Sales & Service Co.	Out-of-court settled	251,410
Hangzhou Shicheng Auto Trading Co.	Successful	279,905
Nanning Huangyang Auto Sales Co.	Successful	170,458
Other suppliers	Pending	100,220
Total		2,751,743

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JIUZI HOLDINGS INC.

By:	/s/ Shuibo Zhang
	Name:	Shuibo Zhang
	Title:	Chief Executive Officer, Director and Chairman of the Board

Date: March 15, 2023