Form 20-F
period 2023-10-31
Jiuzi Holdings, Inc.
filed 2024-05-17
CIK 1816172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2023

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

Tao Li, Chief Executive Officer

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.00195 per share	JZXN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 4,065,609 ordinary shares issued and outstanding as of October 31, 2023.

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

☐  Item 17   ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐  Yes  ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes   ☐  No

i

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report:

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Guangxi Zhitongche” refers to Guangxi Nanning Zhitongche New Energy Technology Co., Ltd., a PRC company owned by Hangzhou Zhitongche;

●	“Hangzhou Zhitongche” refers to Hangzhou Zhitongche Technology Co., Ltd., a PRC company wholly owned by Zhejiang Jiuzi;

●	“Jiuzi HK” refers to Jiuzi (HK) Limited, a limited liability company organized under the laws of Hong Kong;

●	“Jiuzi New Energy” refers to Zhejiang Jiuzi New Energy Network Technology Co., Ltd., a PRC company wholly owned by Zhejiang Jiuzi;

●	“Jiuzi WFOE” refers to Zhejiang Navalant New Energy Automobile Co. Ltd, a limited liability company organized under the laws of the PRC, which is wholly-owned by Jiuzi HK;

●	“Ordinary shares” refer to the ordinary shares of the Company, par value US$0.00195 per share;

●	“PRC Operating Subsidiaries” refer to the Zhejiang Jiuzi and its subsidiaries;

●	“Shangli Jiuzi” refers to Shangli Jiuzi New Energy Vehicles Co., Ltd., a PRC company and 59% owned subsidiary of Zhejiang Jiuzi;

●	“VIE Agreements” refers to a series of contractual arrangements, including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement and the Share Pledge Agreement between Jiuzi WFOE and VIE. The VIE structure has been dissolved on January 20, 2023;

●	“Zhejiang Jiuzi” refers to Zhejiang Jiuzi New Energy Vehicles Co., Ltd., our operating subsidiary in the PRC;

●	“2021 Plan” refers to an equity incentive plan we adopted on July 6, 2021;

●	“2022 Plan” refers to an equity incentive plan we adopted on July 28, 2022;

●	“2023 Plan” refers to an equity incentive plan we adopted on January 17, 2023;

●	“2024 Plan” refers to an equity incentive plan we adopted on January 12, 2024;

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

	For the Year Ended	For the Year Ended
	October 31, 2023	October 31, 2022
Period Ended USD:RMB exchange rate	7.3171	7.3003
Period Average USD:RMB exchange rate	7.0590	6.6105

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

ITEM 3. KEY INFORMATION

Our holding company structure involves unique risks to investors. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. If the Chinese regulatory authorities disallow our holding company structure in the future, it will likely result in a material change in our financial performance, our operations and our results of operations and/or the value of our ordinary shares, which could cause the value of such securities to significantly decline or become worthless. For a detailed description of the risks relating to our holding company structure, doing business in the PRC, and the offering as a result of the structure, see “Risk Factors - Risks Related to Our Corporate Structure,” and “Risk Factors - Risks Related to Doing Business in China” on pages 20 and 23 of item 3. D of this annual report.

Additionally, we are subject to certain legal and operational risks associated with Zhejiang Jiuzi’s operations in China. Zhejiang Jiuzi is a former VIE and an operating subsidiary of our holding company. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the our operations, significant depreciation of the value of our ordinary shares or may cause the value of our ordinary shares to become worthless, or a complete hindrance of our ability to offer or continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. As of the date of this annual report, neither we nor Zhejiang Jiuzi has been involved in any investigations or received any inquiry, notice, warning, or sanctions regarding our continued listing and offering of securities from the China Securities Regulatory Commission or any other PRC governmental authorities. Relying upon the opinion of our PRC counsel, Zhejiang Taihang Law Firm, we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” pursuant to the Cybersecurity Review Measures, which became effective on February 15, 2022 because (1) we currently do not have over one million users’ personal information; (2) we do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our continued listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us or our subsidiaries to obtain regulatory approval from Chinese authorities for our continued listing in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice. Our HK subsidiary is a holding company, and does not have any business operation. Therefore, we are not subject to various regulations in HK, including regulations resulting in oversight over data security, regarding our business operations.

Furthermore, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, if a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed as Existing Issuers, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, we are an Existing Issuer, and is required to file with the CSRC for any subsequent offerings within three (3) working days after the completion of each offering. Relying upon the opinion of our PRC legal counsel, Zhejiang Taihang Law Firm, the Selling Shareholders’ resale of the Ordinary Sales as described hereunder does not constitute a “subsequent offering” under the CSRC rules and hence we are not required to complete the filing procedures with CSRC for the Selling Shareholders’ resale. See “Risk Factors — Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” beginning on page 38 of this annual report.

Pursuant to the Holding Foreign Companies Accountable Act, (the “HFCAA”), if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act (the “Accelerating HFCAA”), which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. Our former auditor, WWC, P.C., the independent registered public accounting firm of the Company, is headquartered in San Mateo, California, with no branches or offices outside of the United States. WWC, P.C. is currently subject to Public Company Accounting Oversight Board (“PCAOB”) inspections under a regular basis. Our current auditor, Audit Alliance LLP, is headquartered in Singapore, and is currently subject to the PCAOB inspections under a regular basis. As of the date of the annual report, Audit Alliance LLP (“AA”), our current auditor, and WWC, P.C. (“WWC”), our former auditor, are not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong. According to the PCAOB, its December 2021 determinations under the HFCAA remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of AA or WWC to fully cooperate with the PCAOB’s request for audit work papers without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. See “Risk Factors — Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” beginning on page 38 of this annual report.

On August 26, 2022, CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Cash is transferred through our organization in the manner as follows: (i) Jiuzi may transfer funds to the Jiuzi WFOE, through its Hong Kong subsidiary, Jiuzi (HK) Limited, or Jiuzi HK, by additional capital contributions or shareholder loans, as the case may be; (ii) Jiuzi WFOE may provide loans to Zhejiang Jiuzi, subject to statutory limits and restrictions; (iii) funds from Zhejiang Jiuzi to Jiuzi WFOE are remitted as services fees; and (iv) Jiuzi WFOE may make dividends or other distributions to us through Jiuzi HK. Jiuzi is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Jiuzi HK is also permitted under the laws of Hong Kong to provide funding to Jiuzi through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Jiuzi HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. Relying on the opinion of our PRC counsel, Zhejiang Taihang Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date.

As of the date of this annual report, our Company and our subsidiaries have not distributed any earnings, and there has been no distribution of dividends or assets among the holding company and the subsidiaries. Our Company, our and subsidiaries do not have any plan to distribute earnings in the foreseeable future. As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. No transfers, dividends, or distributions have been made to date between the holding company, the subsidiaries, and the former consolidated VIEs, or to investors. However, if we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from Zhejiang Jiuzi New Energy Vehicles Co., Ltd., or Zhejiang Jiuzi, by way of dividend payments. To the extent cash or assets in the business in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors - Risks Related to Our Ordinary Shares - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.” beginning on page 45 of this annual report.

Legal and Operational Risks of Operating in the PRC

Jiuzi is a Cayman Islands incorporated holding company, we are subject to certain legal and operational risks associated with Zhejiang Jiuzi’s operations in China. Zhejiang Jiuzi is a former VIE and an operating subsidiary of our holding company. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in Zhejiang Jiuzi’s operations, significant depreciation of the value of our ordinary shares, or may cause the value of our ordinary shares to become worthless, or a complete hinderance of our ability to offer or continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. As of the date of this annual report, neither we nor Zhejiang Jiuzi have been involved in any investigations or received any inquiry, notice, warning, or sanctions regarding our continued listing from the China Securities Regulatory Commission or any other PRC governmental authorities. Relying upon the opinion of our PRC counsel, Zhejiang Taihang Law Firm, we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” pursuant to the Cybersecurity Review Measures, which became effective on February 15, 2022 because (1) we currently do not have over one million users’ personal information; (2) we do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our continued listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us or our subsidiaries to obtain regulatory approval from Chinese authorities of our continued listing and offering of securities in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice.

Investing in our ordinary shares involves substantial risks. For example, we as a U.S.-listed Chinese public company may face heightened scrutiny, criticism and negative publicity, which would likely result in a material change in our operations and the value of our ordinary shares. It could also significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a description of relevant PRC-related risks, see “Risk Factors – Risks Relating to Doing Business in China” and Risk Factors – Risks Relating to Our Ordinary Shares”

Transfers of Cash Between Our Company and Our Subsidiaries

Cash is transferred through our organization in the manner as follows: (i) Jiuzi may transfer funds to the Jiuzi WFOE, through its Hong Kong subsidiary, Jiuzi (HK) Limited, or Jiuzi HK, by additional capital contributions or shareholder loans, as the case may be; (ii) Jiuzi WFOE may provide loans to Zhejiang Jiuzi, subject to statutory limits and restrictions; (iii) funds from Zhejiang Jiuzi to Jiuzi WFOE are remitted as services fees; and (iv) Jiuzi WFOE may make dividends or other distributions to us through Jiuzi HK. Jiuzi is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Jiuzi HK is also permitted under the laws of Hong Kong to provide funding to Jiuzi through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Jiuzi HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. Relying upon the opinion of our PRC counsel, Zhejiang Taihang Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date.

With respect to transferring cash from the Company to its subsidiaries, increasing the Company’s registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	Our PRC subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	Our PRC subsidiaries may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiaries within China, will not be affected as long as the capital is not transferred in or out of the PRC. We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company or our subsidiaries. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. To the extent cash in the business is in the PRC or Hong Kong or our PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash. Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on Jiuzi Holdings’ ability to transfer cash between us, our subsidiaries or to investors.

As of the date of this annual report, our Company and our subsidiaries have not distributed any earnings, and there has been no distribution of dividends or assets among the holding company and the subsidiaries. Our Company, our and subsidiaries do not have any plan to distribute earnings in the foreseeable future. As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. However, if we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from Zhejiang Jiuzi New Energy Vehicles Co., Ltd., or Zhejiang Jiuzi, by way of dividend payments.

Recent Regulatory Actions by the PRC Government

Relying on the opinion of our PRC counsel, Zhejiang Taihang Law Firm, in order to operate our business activities as currently conducted in China, each of our subsidiaries is required to obtain a business license from the State Administration for Market Regulation (“SAMR”). As of the date of this annual report, relying on the opinion of our PRC counsel, Zhejiang Taihang Law Firm, each of our subsidiaries has obtained a valid business license from the SAMR and no application for any such license has been denied.

As of the date of this annual report, relying upon the opinion of our PRC counsel, Zhejiang Taihang Law Firm, we, and our subsidiaries (1) are not required to obtain permissions from any PRC authorities to operate our business or offer our securities to foreign investors, (2) are not subject to permission requirements from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC governmental agencies that is required to approve our PRC subsidiaries’ operations, (3) have received all requisite permissions or approvals and no permissions or approvals have been denied. Given the current PRC regulatory environment, it is uncertain when and whether we and our subsidiaries will be required to obtain permission from the PRC government to list on the U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities. However, relying on the opinion of our PRC counsel, Zhejiang Taihang Law Firm, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital market activities. If we and our subsidiaries (i) do not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC citizens shall obtain the approval of the China Securities Regulatory Commission prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this annual report, and we have relied upon the opinion of our PRC counsel, Zhejiang Taihang Law Firm, to conclude we will not be required to submit an application to the CSRC for its approval of the continued listing and trading of our ordinary shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and relying upon the opinion of our PRC counsel, Zhejiang Taihang Law Firm,are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this annual report, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the issuances of our ordinary shares on Nasdaq Capital Market would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and has replaced the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

Neither we nor our subsidiaries are currently required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, if we falsely and inadvertently conclude that such approvals are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approval in the future. For more detailed information, see “Risk Factors — Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 31 of this annual report.

Furthermore, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, if a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed as Existing Issuers, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, we are an Existing Issuer, and is required to file with the CSRC for any subsequent offerings within three (3) working days after the completion of each offering. Relying upon the opinion of our PRC legal counsel, Zhejiang Taihang Law Firm, the Selling Shareholders’ resale of the Ordinary Sales as described hereunder does not constitute a “subsequent offering” under the CSRC rules and hence we are not required to complete the filing procedures with CSRC for the Selling Shareholders’ resale. See “Risk Factors — Risks Related to Doing Business in China – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” beginning on page 38 of this annual report.

Holding Foreign Company Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating HFCAA, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

Our former auditor, WWC, P.C., the independent registered public accounting firm of the Company, is headquartered in San Mateo, California, with no branches or offices outside of the United States. WWC, P.C. is currently subject to Public Company Accounting Oversight Board (“PCAOB”) inspections under a regular basis. Our current auditor, Audit Alliance LLP, is headquartered in Singapore, and is currently subject to the PCAOB inspections under a regular basis. Therefore, we believe our auditors are not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong. According to the PCAOB, its December 2021 determinations under the Holding Foreign Companies Accountable Act (the “HFCA Act”) remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of WWC or AA to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the Accelerating HFCAA is signed into law, and this ultimately could result in our ordinary shares being delisted by and exchange. See “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” beginning on page 38 of this annual report.

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

Consolidated Statements of Operations Information

	For the year ended October 31, 2023
	Cayman	HK & NY	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Discontinued	Elimination	Subtotal	Elimination	Consolidating
Revenues	-	-	-	-	-	5,931,000	-	-	5,931,000	-	5,931,000
Cost of revenues	-	-	-	-	-	4,592,471	-	-	4,592,471	-	4,592,471
Share of income (loss) from subsidiaries	(5,915,887)	(5,027,706)	5,915,887	(5,027,706)	(5,021,277)	-	-	5,021,277	-	5,027,706	-
Share of income/(loss) from VIEs	-	-	-	-	-	-	-	-	-	-	-
Net Income (loss)	(9,832,389)	(5,915,887)	5,915,887	(9,832,389)	(5,027,706)	(5,021,277)	465,224	5,027,706	(4,556,053)	4,999,894	(9,388,548)
Comprehensive income	(9,975,446)	(6,058,944)	6,058,944	(9,975,446)	(5,169,822)	(5,122,696)	472,023	5,169,822	(4,650,673)	4,831,799	(9,794,320)

	For the year ended October 31, 2022
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Discontinued	Elimination	Subtotal	Elimination	Consolidating
Revenues	-	-	-	-	-	5,923,302	-	-	5,923,302	-	5,923,302
Cost of revenues	-	-	-	-	-	6,316,831	-	-	6,316,831	-	6,316,831
Share of loss from non-VIE subsidiaries	(11,825,084)	(11,758,468)	11,825,084	(11,758,468)	-	-	-	-	-	11,758,468	-
Share of income/(loss) from VIEs	-	-	-	-	(11,757,032)	-	-	11,757,032	-	-	-
Net Income (loss)	(16,361,639)	(11,825,084)	11,825,084	(16,361,639)	(11,758,468)	(11,757,032)	(470,462)	11,758,468	(12,227,494)	11,757,032	(16,832,101
Comprehensive income	(17,699,316)	(13,162,762)	13,162,762	(17,699,316)	(13,096,144)	(11,962,050)	(448,160)	13,096,144	(12,410,210)	11,680,433	(18,429,093

	For the year ended October 31, 2021
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Discontinued	Elimination	Subtotal	Elimination	Consolidating
Revenues	-	-	-	-	-	9,285,628	-	-	9,285,628	-	9,285,628
Cost of revenues	-	-	-	-	-	4,854,235	-	-	4,854,235	-	4,854,235
Share of loss from non-VIE subsidiaries	1,129,796	1,277,782	(1,129,796)	1,277,782	-	-	-	-		(1,277,782)	-
Share of income/(loss) from VIEs	-	-	-	-	1,254,966	-	-	(1,254,966)	-	-	-
Net Income (loss)	599,835	1,129,796	(1,129,796)	599,835	1,277,782	1,254,966	178,202	(1,277,782)	1,433,168	(1,254,966)	778,037
Comprehensive income	1,074,782	1,604,743	(1,604,743)	1,074,782	1,752,728	1,697,716	178,970	(1,752,728)	1,876,686	(1,697,716)	1,253,752

Consolidated Balance Sheets Information

	As of October 31, 2023
	Cayman	Subsidiary	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Elimination	Subtotal	Elimination	Consolidating
Current assets	1,351,524	1,233,452	-	2,584,976	43,884	7,842,917	-	7,886,801	-	10,471,777
Intercompany receivables	12,299,801	1,600,000	(13,899,801)	-	3,234,053	2,825,551	(6,059,604)	-	-	-
Investments in subsidiaries	-	11,100,000	-	11,100,000	6,833,308	1,307,895	-	8,141,203	(19,241,203)	-
Equity in VIEs through VIE agreements	-	-	-	-	-	-	-	-	-	-
Non-current assets	-	11,100,000	-	11,100,000	6,833,308	2,226,194	-	9,059,502	(19,241,203)	918,299
Total assets	13,651,325	13,933,452	(13,899,801)	13,684,976	10,111,245	12,894,662	(6,059,604)	16,946,303	(19,241,203)	11,390,076
Intercompany payables	-	13,189,689	(13,189,689)	-	710,391	2,591,227	(3,301,618)	-	-	-
Total liabilities	4,232	14,553,695	(13,189,689)	1,368,238	1,032,306	11,379,273	(3,301,618)	9,109,961	(3,387,439)	7,090,760
Shareholders’ equity	13,647,093	(620,243)	(710,112)	12,316,738	9,078,939	1,515,389	(2,757,986)	7,836,342	(15,853,764)	4,299,316

	As of October 31, 2022
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Discontinued	Elimination	Subtotal	Elimination	Consolidating
Current assets	2,000,446	61,673	-	2,062,119	13,587	9,816,716	355,974	-	10,186,277	-	12,248,396
Intercompany receivables	10,878,595	-	(10,575,297)	303,298	9,073,749	-	-	(9,073,749)	-	(303,298)	-
Investments in non-VIE subsidiaries	(3,958,189)	6,556,413	3,958,189	6,556,413	-	-	-	-	-	(6,556,413)	-
Equity in VIEs through VIE agreements	-	-	-	-	(2,501,756)	-	-	2,501,756	-	-	-
Non-current assets	6,920,406	6,556,413	(6,617,108)	6,859,711	6,571,991	3,035,740	42,040	(6,571,993)	3,077,778	(6,859,711)	3,077,778
Total assets	8,920,852	6,618,086	(6,617,108)	8,921,830	6,585,578	12,852,456	398,014	(6,571,993)	13,264,055	(6,859,711)	15,326,174
Intercompany payables	-	10,575,297	(10,575,297)	-	-	9,187,630	189,417	(9,073,749)	303,298	(303,298)	-
Total liabilities	2,839,632	10,576,275	(10,575,297)	2,840,610	29,165	15,085,043	667,183	(9,073,749)	6,707,642	(303,298)	9,244,954
Shareholders’ equity	6,081,220	(3,958,189)	3,958,189	6,081,220	6,556,413	(2,232,587)	(269,169)	2,501,756	6,556,413	(6,556,413)	6,081,220

	As of October 31, 2021
	Cayman	Subsidiary	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Elimination	Subtotal	Elimination	Consolidating
Current assets	3,930,303	365,515	-	4,295,818	2,638,437	15,285,949	-	17,924,386	-	22,220,204
Intercompany receivables	8,353,208	-	(8,012,522)	340,686	4,891,978	-	(4,891,978)	-	(340,686)	-
Investments in non-VIE subsidiaries	10,045,861	17,692,868	(10,045,861)	17,692,868	-	-	-	-	(17,692,868)	-
Equity in VIEs through VIE agreements	-	-	-	-	10,163,310	-	(10,163,310)	-	-	-
Non-current assets	18,399,069	17,692,868	(18,058,383)	18,033,554	15,055,288	5,932,720	(15,055,288)	5,932,720	(18,033,554)	5,932,720
Total assets	22,329,372	18,058,383	(18,058,383)	22,329,372	17,693,725	21,218,669	(15,055,288)	23,857,106	(18,033,554)	28,152,924
Intercompany payables	-	8,012,522	(8,012,522)	-	-	5,232,664	(4,891,978)	340,686	(340,686)	-
Total liabilities	-	8,012,522	(8,012,522)	-	857	11,055,359	(4,891,978)	6,164,238	(340,686)	5,823,552
Shareholders’ equity	22,329,372	10,045,861	(10,045,861)	22,329,372	17,692,868	10,163,310	(10,163,310)	17,692,868	(17,692,868)	22,329,372

Consolidated Cash Flows Information

	For the year ended October 31, 2023
	Cayman	Subsidary	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Discontinued	Elimination	Subtotal	Elimination	Consolidating
Net cash provided by (used in) operating activities	(2,288,775)	74,847	-	(2,213,928)	(40,856)	(1,710,662)	(1,033,596)	-	(2,785,114)	(476,870)	(5,475,912)
Net cash provided by (used in) investing activities	(1,903,746)	696,933	-	(1,209,864)	(244,561)	1,462,023	793,022	-	2,239,589	479,921	1,509,646
Net cash provided by (used in) financing activities	2,268,599	-	-	2,268,599	321,165	416,601	182,957	-	920,723	-	3,189,322

	For the year ended October 31, 2022
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Discontinued	Elimination	Subtotal	Elimination	Consolidating
Net cash provided by (used in) operating activities	(3,190,669)	(66,617)	-	(3,257,286)	(5,309,275)	(145,502)	(160,587)	-	(5,615,364)	-	(8,872,650)
Net cash provided by (used in) investing activities	-	(2,800,000)	-	(2,800,000)	-	106,766	130,118	-	236,884	2,800,000	236,884)
Net cash provided by (used in) financing activities	3,742,490	-	-	3,742,490	2,800,000	(115,742)	-	-	2,684,258	(2,800,000)	3,626,748

	For the year ended October 31, 2021
	Cayman	HK	Elimination	Subtotal	WFOE	VIE and consolidated subsidiaries	Discontinued	Elimination	Subtotal	Elimination	Consolidating
Net cash provided by (used in) operating activities	(8,878,937)	8,012,522	-	(866,415)	(121,627)	(1,475,051)	314,486	-	(1,282,192)	(2,662,530)	(4,811,137)
Net cash provided by (used in) investing activities	-	(7,500,000)	-	(7,500,000)	-	(1,259,112)	(226,194)	-	(1,485,306)	7,500,000	(1,485,306)
Net cash provided by (used in) financing activities	12,809,240	-	-	12,809,240	7,500,000	38,916	-	-	7,538,916	(7,500,000)	12,848,156

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to (819,003) and (1,074,299) as of October 31, 2023 and 2022, respectively. The balance sheet amounts, with the exception of shareholders’ equity at October 31, 2023 and 2022 were translated at RMB7.3171 and RMB 7.3003 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended October 31, 2023 and 2022 were 7.0590 RMB and RMB 6.61051 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

Our vehicles also benefit from government policies including tariffs on imported cars. However, China’s central government has announced a phase-out schedule for the subsidies provided for purchasers of certain NEVs, which provides that the amount of subsidies provided for purchasers of certain NEVs in 2021 will be reduced by 20% as compared to 2020 levels.   Any reduction in national subsidies will also lower the maximum local subsidies that can be provided. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. See “Regulation — Government Policies Relating to New Energy Vehicles in the PRC.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

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

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We depend upon the services of Mr. Tao Li, our Chief Executive Officer, Mr. Shuibo Zhang, our Chairman of the Board, Mr. Francis Zhang, our Chief Financial Officer and Director, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. Although we have no reason to believe that our directors and executive officers will discontinue their services with us or Zhejiang Jiuzi, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

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

We adopted an equity incentive plan on July 28, 2022, January 17, 2023 and January 12, 2023 which we refer to as 2022 plan, 2023 Plan, and 2024 Plan, respectively, to enhance our ability to attract and retain qualified individuals and align their interests with the company’s growth and performance. The maximum aggregate numbers of ordinary shares we are authorized to issue pursuant to all awards under the 2022 Plan, 2023 Plan and 2024 Plan are 2,000,000 ordinary shares, 1,200,000 ordinary shares and 17,600,000 ordinary shares, respectively.

As of the date hereof, we have awarded 2,000,000 ordinary shares under the 2022 Plan, 1,200,000 ordinary shares under the 2023 Plan, and 17,600,000 ordinary shares under the 2024 Plan.

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

Risks Related to Our Corporate Structure

Jiuzi is a Cayman Islands incorporated holding company and it does not conduct operations. Jiuzi conducts business through its subsidiaries in China. Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a Cayman Islands holding company with operations conducted by its subsidiaries.

Jiuzi is a Cayman Islands incorporated holding company, conducting business through its subsidiaries’ operations in China. Cash is transferred through our organization in the manner as follows: (i) Jiuzi may transfer funds to the Jiuzi WFOE, through its Hong Kong subsidiary, Jiuzi (HK) Limited, or Jiuzi HK, by additional capital contributions or shareholder loans, as the case may be; (ii) Jiuzi WFOE may provide loans to Zhejiang Jiuzi, subject to statutory limits and restrictions; (iii) funds from Zhejiang Jiuzi to Jiuzi WFOE are remitted as services fees; and (iv) Jiuzi WFOE may make dividends or other distributions to us through Jiuzi HK. Jiuzi is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Jiuzi HK is also permitted under the laws of Hong Kong to provide funding to Jiuzi through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Jiuzi HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there has been no distribution of dividends or assets among the holding company and the subsidiaries. Our Company and our subsidiaries do not have any plan to distribute earnings in the foreseeable future. As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. However, if we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from Zhejiang Jiuzi by way of dividend payments. We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company and our subsidiaries. To the extent cash in the business is in the PRC or Hong Kong or our PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on Jiuzi’s ability to transfer cash between us and our subsidiaries, or to investors.

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

We believe that neither Jiuzi Holdings, nor any of its subsidiaries, are currently required to obtain approval from or make filings with the Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors. We have not been denied any permission or clearance either as of the date of this annual report  . However, if we were required to obtain approval or make filings in the future and were denied permission or clearance from Chinese authorities to list on U.S. exchanges or the review of filings got unreasonably delayed, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from or make filing with the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained or when the filings are completed, whether it will be denied or rescinded on on a later date. Although the Company is currently not required to obtain permission from or make filings with any of the PRC federal or local government to obtain such permission or clearance and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

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

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and that rules and regulations in China can change quickly with little advance notice could adversely affect us and limit the legal protections available to you and us at any time, which could result in a material change in our operations and/or the value of our securities. Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and that rules and regulations in China can change quickly with little advance notice could adversely affect us and limit the legal protections available to you and us at any time, which could result in a material change in our operations and/or the value of our securities. The PRC Operating Subsidiaries were formed under and are governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government at any time, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our operating subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

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

Risks Related to Our Ordinary Shares

Our Chariman of the Board Shuibo Zhang has significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

Shuibo Zhang beneficially owns 662,500 ordinary shares through Jiuzi One Limited, a British Virgin Islands company, which is 16.30% of our issued and outstanding ordinary shares as of October 31, 2023.

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

Future sales of our ordinary shares may cause the prevailing market price of our shares to decrease.

The issuance and sale of additional ordinary shares or securities convertible into or exercisable for ordinary shares could reduce the prevailing market price for our ordinary shares as well as make future sales of equity securities by us less attractive or not feasible. The sale of ordinary shares issued upon the exercise of our outstanding options could further dilute the holdings of our then existing shareholders.

There has been and may continue to be significant volatility in the volume and price of our ordinary shares on the Nasdaq Capital Market.

The market price of our ordinary shares has been and may continue to be highly volatile. Factors, including changes in the industry we operate in, changes in the Chinese economy, potential infringement of our intellectual property, competition, concerns about our financial position, operations results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market volume and price of our stock. Unusual trading volume in our shares occurs from time to time.

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets among Jiuzi Holdings, its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident.

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

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

4.B. Business overview

We, through our PRC Operating Subsidiaries, franchise and operate retail stores under brand name “Jiuzi”, which sell new energy vehicles, or NEVs, in third-fourth tier cities in China. Almost all of the NEVs we sell are battery-operated electric vehicles. We also sell a few plug-in electric vehicles on demand from vehicle buyers. As of the date hereof, we have 72 operating franchise stores and two company-owned store in China. The business relationship between Jiuzi and its independent franchisees is supported by adhering to standards and policies and is of fundamental importance to the overall performance and protection of the “Jiuzi” brand.

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

The Company generally does not invest any capital other than payment of rent in the first year. Our revenue sources comprise (i) NEV sales in our Company-owned store and NEV sales supplied to our franchisees; (ii) initial franchise fees of RMB 4,000,000, or approximately US$575,500, for each franchise store, payable over time based on the performance obligations of the parties, from our franchisees, as disclosed above, and (iii) on-going royalties based on 10% percent of the net incomes from our franchisees. This structure enables us to generate significant and predictable levels of cash flow. For the year ended October 31, 2023, 24% of our revenues was generated through initial franchise fees while 76% was generated through NEV sales. For the year ended October 31, 2022, 5% of our revenues was generated through initial franchise fees while 95% was generated through NEV sales.   For the year ended October 31, 2021, 85% of our revenues was generated through initial franchise fees while 15% was generated through NEV sales. We have not generated any revenue from the franchisees’ royalties.

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

As of the date hereof, five shareholders of Jiuzi, whose shares account for 100% of the total shares of Jiuzi shareholders, have completed registrations in accordance with Circular 37. Two indirect beneficial owners of Jiuzi Holdings, Inc., who are PRC residents, have not completed the Circular 37 Registration . We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. The failure of our beneficial shareholders to comply with the registration procedures may subject each of our beneficial shareholders to fines of less than RMB 50,000 (approximately US$7,199). Shareholders of offshore SPV who are PRC residents and who have not completed their registrations in accordance with Circular 37 are subject to certain absolute restrictions, under which they cannot contribute any registered or additional capital to such SPV for offshore financing purposes. In addition, these shareholders cannot repatriate any profits and dividends from the SPV to China either.

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

The following diagram illustrates the corporate structure of our subsidiaries:

Subsidiaries

Jiuzi Holdings, Inc. (“Jiuzi Holdings”) is a Cayman Islands exempted company incorporated on October 10, 2019. We conduct our business in China through our PRC Operating Subsidiaries. The consolidation of our Company and our PRC Operating Subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Jiuzi New York Inc. (“Jiuzi New York”), a New York corporation established on April 3,2023. It was a wholly owned subsidiary of Jiuzi Holdings. It was mainly involved in corporate investment consulting.

Jiuzi (Hong Kong) Limited (“Jiuzi HK”) was incorporated on October 25, 2019 under the law of Hong Kong SAR. Jiuzi HK is our wholly-owned subsidiary and is currently not engaging in any active business and merely acting as a holding company.

Zhejiang Navalant New Energy Automobile Co., Ltd. (“Jiuzi WFOE”) was incorporated on June 5, 2020 under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Jiuzi HK and a wholly foreign-owned entity under the PRC laws. The registered principal activity of the company is new energy vehicle retail, new energy vehicle component sales, new energy vehicle battery sales, vehicle audio equipment and electronics sales, vehicle ornament sales, technology service and development, marketing planning, vehicle rentals, etc. Jiuzi WFOE had entered into contractual arrangements with Zhejiang Jiuzi and its shareholders.

Zhejiang Jiuzi New Energy Holding Group Co., Ltd. (“Jiuzi Energy Holding) was incorporated on May 9, 2022 under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Jiuzi HK and mainly involved in research and development of automotive components and part,technical service; whole vehicle sales of new energy cars, sales of electrical accessories for new energy vehicles; sales of charging/battery swap infrastructure for new energy vehicles; sales of automotive spare parts and accessories.

Jiuzi HaoChe Supply Chain Co., Ltd. (“Haoche Supplychain”) was incorporated on September 6, 2021 under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Zhejiang Navalant. It was mainly involved in management services of supply chain, automobiles sales and whole vehicle sales of new energy cars.

Zhejiang Jiuzi New Energy Automobile Co., Ltd. (“Zhejiang Jiuzi”) was incorporated on May 26, 2017 under the laws of the People’s Republic of China. Its registered business scope includes wholesale and retail of NEVs and NEV components, vehicle maintenance products, technology development of NEVs, Marketing and consulting regarding NEV products, vehicle rentals, event organization, client services regarding vehicle registration, and online business technology. Its registered capital amount is approximately $304,893 (RMB 2,050,000).

Shangli Jiuzi New Energy Automobile Co., Ltd. (“Shangli Jiuzi”) was incorporated on May 10, 2018 under the laws of the People’s Republic of China. Its registered business scope is to engage in retailing NEVs, NEV components, NEV batteries, NEV marketing, vehicle maintenance, used vehicle sales, and car rentals. Zhejiang Jiuzi is the beneficial owner of 59% equity interest of Shangli Jiuzi. Shangli Jiuzi’s registered capital amount is approximately $1,412,789 (RMB 10,000,000).

Hangzhou Zhitongche Technology Co., Ltd. (“Hangzhou Zhitongche”) was incorporated on February 2, 2018 under the laws of the People’s Republic of China. Its registered business scope is technical service, technology development, consultation and exchange, and NEV sales and leasing. On October 28, Zhejiang Jiuzi purchased 100% equity interest of Hangzhou Zhitongche from its shareholders for a nominal consideration, and became the its beneficial owner. Hangzhou Zhitongche’s registered capital amount is RMB 30,000,000.

Guangxi Nanning Zhitongche New Energy Technology Co., Ltd. (“Guangxi Nanning Zhitongche”) was incorporated on December 31, 2021 under the laws of the People’s Republic of China. Its registered business scope is technical service, technology development, consultation and exchange, and NEV sales and leasing, auto parts retail, business management consulting and planning, among others. Hangzhou Zhitongche is the beneficial owner of 90% equity interest of Guangxi Zhitongche. Guangxi Zhitongche’s registered capital amount is approximately RMB1,000,000.

Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. (“Hangzhou Jiuyao”) was incorporated on January 24, 2022 in PRC. Its scope of business includes technical service, technology development, technical consultation and promotion, as well as sales of automobiles and new energy vehicles, and sales of electrical accessories and accessories for new energy vehicles. Hangzhou Jiuyao is 51% owned by Hangzhou Zhitongche, as such Hangzhou Jiuyao is accounted as a subsidiary of Zhejiang Jiuzi.; the remaining 49% equity interest is owned by unrelated third-party investors.

Hangzhou Jiuyao Youche Network Technology Co. Ltd. (“Jiuyao Youche”) was incorporated on August 8, 2022 in PRC. Its scope of business includes vehicle rentals and vehicle sales of new energy cars. Jiuyao Youche is 51% owned by Hangzhou Zhitongche, as such Hangzhou Jiuyao is accounted as a subsidiary of Zhejiang Jiuzi.; the remaining 49% equity interest is owned by unrelated third-party investors.

On August 4, 2023, Zhejiang Jiuzi New Energy Vehicles Co., Ltd. (“Zhejiang Jiuzi”, the “Seller”) completed the transfer of its ownership of Zhejiang Jiuzi New Energy Network Technology Co., Ltd. (“Jiuzi New Energy”) to Mr. Shuibo Zhang, (the “Buyer”), the current Chairman of the Board of Directors, for a total price of $6,000, pursuant to a Share Transfer Agreement entered into by the Seller and the Buyer and approved at the extraordinary general meeting of the Company on November 30, 2023.

Zhejiang Jiuzi New Energy Network Technology Co., Ltd. (“Jiuzi New Energy”) was incorporated on July 1, 2021 under the laws of the People’s Republic of China. Its registered business scope is software outsourcing services, industrial internet data services, network and information security software development, artificial intelligence application software development, and cloud computing equipment technical services, among others. Zhejiang Jiuzi is the beneficial owner of 100% equity interest of Jiuzi New Energy. Jiuzi New Energy’s registered capital amount is RMB 10,000,000 (The ownership was transferred as a subsidiary of Zhejiang Jiuzi New Energy Vehicles Co., Ltd. to Mr. Shuibo Zhang, the current Chairman of the Board of Directors on August 4, 2023).

Jiuzi International (HK) Limited. (“New Energy Holding HK”) was incorporated on May 23, 2023. It was a wholly owned subsidiary of Jiuzi New York and a company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. It was mainly involved in corporate investment consulting.

Shenzhen Jiuzi New Energy Holding Group Co., Ltd. was incorporated on August 1, 2023 under the laws of the People’s Republic of China. It was a wholly owned subsidiary of New Energy Holding HK and mainly involved in sales of electrical accessories for new energy vehicles, sales of charging/battery swap infrastructure for new energy vehicles, sales of electricity chargers, operating electric charging infrastructure for new energy cars, leasing of charging control equipment, research and development of emerging energy technology, sales of new energy driven equipment, recycling wasted power battery of new energy vehicles and cascade utilization (excluding operating hazardous wastes).

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following description of our results of operations and financial condition in conjunction with the consolidated audited financial statements the years ended October 31, 2023 and 2022.

Overview

We franchise and operate retail stores under brand name “Jiuzi”, which sell new energy vehicles, or NEVs, in third-fourth tier cities in China. Almost all of the NEVs we sell are battery-operated electric vehicles. We also sell a few plug-in electric vehicles on demand from vehicle buyers. As of the date of this prospectus, we have 72 operating franchise stores and two company-owned store in China. The business relationship between Jiuzi and its independent franchisees is supported by adhering to standards and policies and is of fundamental importance to the overall performance and protection of the “Jiuzi” brand.

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

The pandemic has been effectively controlled in China. With the availability of the COVID-19 vaccines, we do not expect to the pandemic to continue into 2023. However, the situation may worsen if the COVID-19 outbreak continues. At present, the COVID-19 has been effectively controlled.

Results of Operations

The following table sets forth a summary of the Company’s consolidated results of operations for the years ended October 31, 2023 and 2022. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	October 31,		Changes
	2023	2022	Amount	%
Net revenue	5,931,000	5,923,302	7,698	0.13%
Cost of revenue	4,592,471	6,316,831	(1,724,360)	(27.30)%
Gross profit	1,338,529	(393,529)	1,732,058	(440.13)%
Selling, general and administrative expenses	5,655,809	5,835,245	(179,436)	(3.08)%
Provision for credit loss on loans receivable	4,417,126	-	4,417,126	%
Provision for bad debt	765,101	10,442,473	(9,677,372)	(92.67)%
(Loss) Income from operations	(9,499,507)	(16,671,247)	7,171,740	(43.02)%
Interest income (expense), net	(307,325)	(1,331,347)	1,024,022	(76.92)%
Other income (expense), net	19,310	1,640,886	(1,621,576)	(98.82)%
(Loss) Income before income tax provision	(9,787,522)	(16,361,708)	6,574,186	(40.18)%
Provision for income taxes	(66,250)	71	(66,321)	(93409.86)%
Net (loss) income	(9,853,772)	(16,361,637)	6,507,865	(39.78)%

Net Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended October 31,		Changes
	2023	2022	Amount	%
New energy vehicle sales
Net revenue	4,507,550	5,615,944	(1,108,394)	(19.74)%
Cost of revenue	4,540,944	5,607,623	(1,066,679)	(19.02)%
Gross profit	(33,394)	8,321	(41,715)	(501.32)%
Gross profit margin	(0.74)%	0.15%	(0.89)%	(593.33)%

Franchise initial fees
Net revenue	1,334,705	283,763	1,050,942	370.36%
Cost of revenue	380	693,143	(692,763)	(99.95)%
Gross profit	1,334,325	(409,380)	1,743,705	(425.94)%
Gross profit margin	99.97%	(144.27)%	244.24%	(169.30)%

Franchisees’ royalties
Net revenue	-	-	-	-
Cost of revenue	-	-	-	-
Gross profit	-	-	-	-
Gross profit margin	-	-	-	-

Other services revenues
Net revenue	88,745	23,595	65,150	276.12%
Cost of revenue	51,147	16,065	35,082	218.38%
Gross profit	37,598	7,530	30,068	399.31%
Gross profit margin	42.37%	31.91%	10.45%	32.75%

Total
Net revenue	5,931,000	5,923,302	7,698	0.13%
Cost of revenue	4,592,471	6,316,831	(1,724,360)	(27.30)%
Gross profit	1,338,529	(393,529)	1,732,058	(440.13)%
Gross profit margin	22.57%	(6.64)%	29.21%	(439.91)%

New Energy Vehicle (NEV) sales

Our NEVs sales include the sales of NEVs in our Shangli store and sales of NEVs to our franchisees. For the year ended October 31, 2023, our NEVs sales decreased by $1,108,394 or 19.74%, from $5,615,944 for the year ended October 31, 2022 to $4,507,550 for the year ended October 31, 2023. The decrease is mainly due to the gradual enrichment of new energy vehicle brands and the increase in sales of franchisees.

Cost of revenue was $4,540,944 for the year ended October 31, 2023, a decrease of $1,066,679 or 19.02%, from $5,607,623 for the year ended October 31, 2022. which is in line with the decline of the revenue.

Gross profit and gross profit margin were negative $33,394 and negative 0.74% for years ended October 31, 2023 as compared to $8,321 and 0.15% for the same period of last year, mainly attributable to the increase of procurement cost.

Franchisees initial fees

The initial franchise fee revenue increased by $1,050,942 or 370.36% from $283,763 for the year ended October 31, 2022 to $1,334,705 for the year ended October 31, 2023, mainly attributable to the new marketing strategy. Through our new business strategy, some of introduced franchisees are zero-franchise fee, but in exchange, they are required NEV-sales target.

Cost of revenue was $380 for the year ended October 31, 2023, a decrease of $692,763 or 99.95% from $693,143 for the year ended October 31, 2022.

Gross profit and gross profit margin were $1,334,325 and 99.97% for years ended October 31, 2023 as compared to negative $409,380 and negative144.27% for the same period of last year., respectively. The decrease was mainly due to a zero-cost strategy.

Other services revenues

Other service revenues comprised of sublease of vehicles to third party customers with a mark-up to the rental price. Our Other services revenues was $88,745, and the cost of revenues was $51,147. Gross profit and gross profit rate were $37,598 and 42.37% respectively.

Selling, General and administrative expenses

Selling, general and administrative expenses decreased by 3.08% from $5,835,245 for the year ended October 31, 2022 to $5,655,809 for the year ended October 31, 2023, Selling and marketing expense increased by 22494.38% from $7,419 for the year ended October 31, 2022 to $1,676,277 for the year ended October 31, 2023 primarily attributable to the share-based compensation expenses.

General and administrative expense decreased by 31.71% from $5,827,826 for the year ended October 31, 2022 to $3,979,532 for the year ended October 31, 2023, mainly attributable to the decrease of salary and benefits expenses, travelling expenses, consulting service fees and other administrative expenses.

Provision for credit loss on loans receivable

Provision for credit loss on loans receivable are come from loans to franchisees with provisions based on credit quality. Impairment losses on loan receivable was $4,417,126 for the year ended October 31, 2023, an increase of $4,417,126 or 100% from nil for the year ended October 31, 2022. The Company has made additional allowance for credit losses due to the aging of the balances and the current market and economic condition.

Provision for bad debt

Provision for bad debt decreased by 92.67% from $10,442,473 for the year ended October 31, 2022 to $765,101 for the year ended October 31, 2023, We have filed civil claim suits against certain vendors for failing to deliver the purchased vehicles according to the terms of the agreements. We request the vendors to refund the advance paid and to compensate the Company for liquidated damages. Given the uncertainty of collectability, we have written off the advance paid to the suppliers.

Interest Expenses

Interest charges and bank charges are mainly from convertible debenture, bank transfer charges and deposit interest offset. Interest expense as of October 31, 2023 and 2022 was $307,325 and $1,331,347, respectively.

Provision for Income Taxes

Provision for income tax was $66,250 for the year ended October 31, 2023, an increase of $66,321 as compared to negative $71 for the year ended October 31, 2022. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The increase in provision for income taxes was mainly due to the decrease in income before income tax provision which was negative $9,787,522 for the year ended October 31, 2023 as compared to negative $16,361,708 for the year ended October 31, 2022.

Net Income

Our net loss decreased by $6,507,865 or 39.78% to $9,853,772 for the year ended October 31, 2023 from $16,361,637 for the year ended October 31, 2022. Such change was the result of the above aforementioned analysis discussed above.

Liquidity and Capital Resources

For the years ended October 31, 2023 and 2022

As of October 31, 2023 we had $1,184,344 in cash and equivalent. The Company’s working capital and other capital needs mainly come from shareholders’ equity contribution and operating cash flow. Cash is needed to pay for inventory, wages, sales expenses, rent, income taxes, other operating expenses, and purchases to service debts.

Although the Company’s management believes that cash generated from operations will be sufficient to meet the Company’s normal working capital requirements, its ability to service its current debt will depend on its future realization of its current assets for at least the next 12 months. Management took into account historical experience, the economy, trends in the automotive industry, the collectability of accounts receivable as of October 31, 2023, and the realization of inventory. Based on these considerations, the Company’s management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that management’s plan will succeed. There are a number of factors that can arise and cause the company’s plans to fall short, such as demand for NEV vehicles, economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or delay its anticipated expanding plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the company’s cash flow data as of October 31, 2023 and October 31, 2022:

	For the years ended October 31,
	2023	2022
Net cash used in operating activities	$(5,475,912)	$(8,872,649)
Net cash provided by (used in) investing activities	1,280,541	236,884
Net cash provided by financing activities	3,189,322	3,626,748
Net increase (decrease) of cash and cash equivalents	$(1,006,049)	$(5,009,017)

Operating Activities

Net cash used in operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and contractual liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of October 31, 2023 was $5,475,912, representing an increase of $3,396,737 compared to net cash used in operating activities of $8,872,649 for years ended October 31, 2022. The decrease in cash used in operating activities is due to the decrease in franchise income and the increase in management expenses.

Investing Activities

Net cash provided by investing activities was approximately $1,280,541 for years ended October 31, 2023, an increase of $1,043,657 as compared to $236,884 net cash used in investing activities for years ended October 31, 2022.The increase in cash used in financing activities was due to deiposal of investment.

Financing Activities

Net cash provided by financing activities was approximately $3,189,322 for years ended October 31, 2023, a decrease of $437,426 , or 12.06%, as compared to $3,626,748 net cash provided by financing activities for years ended October 31, 2022. The increase in cash provided by financing activities was due to stock proceed and close up of convertable debt.

Contractual Obligations

For the years ended October 31, 2023 and 2022

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

Operating lease expenses were $211,013 and nil for the years ended October 31, 2023 and 2022, respectively

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

Year Ended
October 31,
Lease Cost	2023
Operating lease cost (included in general and administrative expenses and cost in the Company’s statement of operations)	$226,057

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$222,296
Weighted average remaining lease term – operating leases (in years)	2.57
Average discount rate – operating lease	4.70%

The supplemental balance sheet information related to leases is as follows:

	October 31,	October 31,
Operating leases	2023	2022
Right-of-use assets	$540,172	$725,903
Operating lease liabilities	$391,093	$768,185

The undiscounted future minimum lease payment schedule as follows:

For the years ending October 31,	Amounts
2024	222,296
2025	203,491
2026	-
Total	425,787

Off-Balance Sheet Arrangements

Other than as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

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

The concentration on sales revenues generated by customers type comprised of the following:

	Years Ended
	October 31, 2023		October 31, 2022		October 31, 2021
Third party sales revenues	1,537,964	26%	4,885,750	82%	1,192,558	13%
Related party sales revenues	2,969,586	50%	596,198	10%	-	-%
Third party franchise revenues	-	-%	229,818	4%	251,359	3%
Related party franchise revenues	1,334,705	23%	53,945	1%	7,841,711	84%
Third party other revenues	55,670	1%	159,589	3%	-	-%
Related party other revenues	32,075	-%	-	-%	-	-%
Total	5,931,000	100%	5,923,302	100%	9,285,628	100%

The concentration of sales revenues generated by third-party customers comprised of the following:

	Years Ended
	October 31,		October 31,		October 31,
	2023		2022		2021
Customer A	749,439	13%	-	-%	-	-%
Customer B	264,723	4%	-	-%	-	-%
Customer E	-	-%	-	-%	408,577	30%
Customer F	-	-%	-	-%	799,865	59%
Customer G	-	-%	-	-%	72,513	5%
Customer H	-	-%	697,056	10%	-	-%
Total	1,014,162	17%	697,056	10%	1,280,955	94%

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

Set forth below is information concerning our directors, director nominees, executive officers and other key employees as of the date of this annual report.

Name	Age	Position(s)

Shuibo Zhang	38	Director and Chairman of the Board
Tao Li	41	Chief Executive Officer, Director
Francis Zhang	43	Chief Financial Officer
Zhenhao Qiu(1)(2)(3)	41	Independent Director, Chair of Audit Committee
Yi Zhu(1)(2)(3)	37	Independent Director, Chair of Compensation Committee
Jehn Min Lim(1)(2)(3)	43	Independent Director, Chair of Nomination Committee

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

The business address of each of the officers and directors is No.168 Qianjiang Nongchang Gengwen Road, Suite 1501, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, China 310000.

Shuibo Zhang, Director and Chairman of the Board

Mr. Shuibo Zhang has been our Director and Chairman of the Board of Directors since our incorporation. He has served as Chairman of the Board for Zhejiang Jiuzi New Energy Vehicle Co., Ltd. since May 2017. From April 2016 to May 2017, Mr. Zhang had served as Chairman of the Board for Shandong Ruixing New Energy Vehicles Company Limited. Mr. Zhang was an active investor in several emerging companies in China, such as Manhattan Restaurant Chain Company, Anhui Hengshenguang Electronics Technology Company, and Shandong Caozhou Culture Media Company in 2014 to 2015. He also serves as the Vice President of Shandong Chamber of Commerce.

Tao Li, Director and Chief Executive Officer

Mr. Tao Li has been our Chief Executive Officer since April 2023. He has served as General Manager of China Gas’s North China Regional Management Center’s Project Company (“China Gas”) from June 2016 to April 2023. At China Gas, he led the management of the company, setting and achieving the company’s business goals, ensuring the stability of the gas supply and the safety of production operations. Prior to joining China Gas in 2016, Mr. Li was Chief Executive Officer of Hangzhou Zhong’an Electronics Co.’s Business Unit from June 2010 to September 2015. He was fully responsible for the operation and management of the business unit. His work included budget management, team management, business development and sales, R&D, and products’ quality and delivery. Mr. Li earned a bachelor’s degree in Journalism from Hebei University.

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

Yi Zhu, Independent Director, Chair of Compensation Committee

Mr. Yi Zhu, has served as a Consultant of Yueyang Municipal Commission of Industry and Information Technology SME Service Platform since 2016. Prior to that, Mr. Zhu served as a professional manager at Hunan Zhihai Investment Consulting Co., Ltd. From 2012 until 2014. From 2011 to 2012, Mr. Zhu served as Project Manager at Changsha Yubang Software Development Co., Ltd. From 2010 to 2011, Mr. Zhu served as a paralegal in a Chinese law firm, Hunan Yubang Law Firm (“Hunan Yubang”). Mr. Zhu earned a bachelor’s degree in Marketing from the Central South University of Forestry & Technology in China.

Zhenhao Qiu, Independent Director, Chair of Nomination Committee

Mr. Zhenhao Qiu, 40 years old, has served as General Manager of Sales of Puzhi City Investment & Operation (Shenzhen) Co. (“Puzhi”) since November 2022. At Puzhi, Mr. Qiu formulates development and sales strategies, annual plans and budgets for investment operations. Mr. Qiu also analyzes market and competitors and develops sales performance assessment indicators and reports. Prior to Puzhi, Mr. Qiu served as Deputy Sales Manager of Shenzhen Jinwo Technology Co. (“Shenzhen Jinwo”) between February 2022 and October 2022. At Shenzhen Jinwo, Mr. Qiu ensured that the sales performance would meet the target expectations. In addition to this, Mr. Qiu maintained good cooperative relationships with relevant departments and government agencies. From April 2016 to January 2022, Mr. Qiu served as Deputy General Manager of Shenzhen Jinheng Construction Engineering Co. As Deputy General Manager, Mr. Qiu assisted the general manager with leading the overall operation and management of the company. Mr. Qiu supervised and guided the work of the company’s projects and ensured the smooth progress of said projects. Mr. Qiu also managed the company’s work teams and promoted the company’s business development. Mr. Qiu earned a bachelor’s degree in Business Administration and a master’s degree in Software Engineering from the Central South University in China.

Jehn Ming Lim. Independent Director, Chair of Audit Committee

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended October 31, 2023 and 2022, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

				Stock	All Other
		Salary	Bonus	Awards	Compensation	Total
Name and Principal Position	Fiscal Year	($)(1)	($)	($)	($)	($)
Tao Li,	2023	$70,000	-	-	-	70,000
CEO	2022	-	-	-	-	-
Francis Zhang,	2023	$120,000	-	15,900	-	135,900
CFO	2022	$120,000	-	-	-	120,000
Qi Zhang,	2023	$29,834	-	47,700	-	77,534
COO	2022	$38,831	-	-	-	38,831

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

On January 12, 2024, the Company adopted the 2024 Equity Incentive Plan, or the 2024 Plan. Under the 2024 Plan, the Company is authorized to issue an aggregate of 17,600,000 ordinary shares. On February 28, 2024, the Company issued 17,600,000 ordinary shares to its certain consultants.

The following paragraphs summarize the terms of the 2022 Plan, 2023 Plan and 2024 Plan:

Types of Awards

The 2022 Plan, 2023 Plan and 2024 Plan each permits the awards of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards (as defined in the 2022 Plan, 2023 Plan and 2024 Plan).

Plan Administration

Each of the 2022 Plan, 2023 Plan and 2024 Plan each is administered by our compensation committee of the board or individuals authorized by our board. The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility

Employees, directors and officers and the consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of our company are eligible to participate pursuant to the terms of the 2022 Plan, 2023 Plan and 2024 Plan.

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

Termination and Amendment

Unless terminated earlier, the 2022 Plan, 2023 Plan and 2024 Plan each has a term of 10 years. The board has the authority to amend or terminate the 2022 Plan, 2023 Plan and 2024 Plan, provided that, such termination or amendment shall not adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

6.C. Board Practices

Board of Directors and Board Committees

Our board of directors consists of five directors, three of whom are independent as such term is defined by the Nasdaq Capital Market. We have determined that Zhenhao Qiu, Jehn Ming Lim and Yi Zhu satisfy the “independence” requirements under NASDAQ Rule 5605.

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

Audit Committee. Our audit committee consists of Zhenhao Qiu, Jehn Ming Lim and Yi Zhu. Jehn Ming Lim is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Zhenhao Qiu, Jehn Ming Lim and Yi Zhu. Yi Zhu is the chair of our compensation committee. The compensation committee will be responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Zhenhao Qiu, Jehn Ming Lim and Yi Zhu. Zhenhao Qiu is the chair of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

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

The calculations in the table below are based on 4,065,609 ordinary shares issued and outstanding as of the date hereof.

Amount of
	Beneficial	Percentage
Principal Shareholders	Ownership	Ownership
Directors and Named Executive Officers:
Shuibo Zhang (1)	662,500.00	16.30%
Francis Zhang	-	-
Tao Li	-	-
Yi Zhu	-	-
Zhenhao Qiu	-	-
Jehn Ming Lim	-	-
All directors and executive officers as a group (6 persons)	662,500.00	16.30%
	-	-
5% Beneficial Owners:	-	-
Jiuzi One Limited (1)	662,500.00	16.30%

(1)	Through Jiuzi One Limited which is controlled by Shuibo Zhang.

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

Accounts receivable from related franchisees comprised of the following:

	October 31,	October 31,
	2023	2022
Yichun Jiuzi New Energy Automobile Co., Ltd	-	112,608
Wanzai Jiuzi New Energy Automobile Co., Ltd	-	23,043
Xinyu Jiuzi New Energy Automobile Co., Ltd	-	65,352
Quanzhou Jiuzi New Energy Automobile Co., Ltd	-	5,919
Yulin Jiuzi New Energy Automobile Co., Ltd	15,055	8,024
Zhejiang Jiuzi New Energy Network Technology Co., Ltd.	38,267	-
Jiuzi Haoche (Hangzhou) Automobile Service Co., Ltd.	104,875	-
Total	158,197	214,946

Accounts receivables above derived from sales of vehicles supplied to the Company’s franchisees without any special payment terms. Sales revenues from related parties’ franchisees were $1,334,705, $35,085 and $88,851 for the years ended October 31, 2023, 2022 and 2021, respectively.

Loan to related franchisees is comprised of the following (See Note 6 for details):

	As of October 31, 2023				As of October 31, 2022
	Gross	Discount	Allowance	Net	Gross	Discount	Allowance	Net
Jiangsu Changshu	$417,558	$41,746	$269,107	$106,705	$356,190	$41,842	$208,300	$106,048
Shandong Dongming	437,733	73,583	195,571	168,579	627,826	73,752	211,033	343,041
Jiangxi Gao’an	586,809	70,980	393,844	121,985	605,621	71,143	287,121	247,357
Hunan Huaihua	773,378	84,364	428,430	260,584	719,814	84,558	254,690	380,566
Jiangxi Jiujiang	293,344	32,732	220,333	40,279	279,279	32,807	171,188	75,284
Hunan Liuyang	345,227	48,464	242,666	54,097	413,509	48,576	223,766	141,167
Hunan Loudi	542,151	63,370	393,419	85,362	540,686	63,515	232,408	244,763
Hunan Pingjiang	368,809	45,944	268,849	54,016	392,004	46,049	175,230	170,725
Jiangxi Pingxiang	529,194	68,410	383,013	77,771	583,694	68,567	299,055	216,072
Henan Puyang	575,447	75,610	378,500	121,337	645,124	75,784	245,216	324,124
Fujian Quanzhou	460,974	51,261	349,604	60,109	437,376	51,379	288,737	97,260
Jiangxi Wanzai	552,692	60,109	379,254	113,329	512,867	60,247	207,450	245,170
Jiangxi Xinyu	941,216	107,965	633,558	199,693	921,187	108,213	338,524	474,450
Jiangxi Yichun	131,767	11,169	93,683	26,915	95,301	11,195	50,234	33,872
Jiangxi Yudu	516,693	66,316	337,587	112,790	565,823	66,468	264,583	234,772
Guangdong Zengcheng	444,028	53,549	374,109	16,370	456,895	53,672	294,661	108,562
Jiangxi Shanggao	598,092	69,625	338,890	189,577	594,055	69,784	177,529	346,742
Shandong Heze	840,565	100,348	548,779	191,438	856,193	100,578	323,148	432,467
Jiangxi Ganzhou	141,550	14,220	102,702	24,628	121,328	14,253	62,408	44,667
Hunan Liling	82,490	7,748	48,767	25,975	66,105	7,765	20,696	37,644
Hunan Zhuzhou	146,580	15,292	97,531	33,757	130,479	15,328	54,913	60,238
Hunan Changsha	9,567	1,044	3,987	4,536	8,904	1,046	1,962	5,896
Guangxi Guilin	39,409	4,629	16,353	18,427	39,499	4,640	8,703	26,156
Hunan Chenzhou	498,383	59,605	351,372	87,406	508,568	59,742	216,675	232,151
Jiangxi Ji’an	617,985	67,137	412,712	138,136	572,830	67,291	232,646	272,893
Guangxi Nanning	171,196	19,308	138,408	13,480	164,740	19,352	87,227	58,161
Hunan Leiyang	803,153	74,159	448,545	280,449	632,745	74,329	221,954	336,462
Guangdong Dongguan Changping	462,780	53,753	251,795	157,232	458,637	53,877	137,329	267,431
Hunan Changsha County	61,500	7,224	50,615	3,661	61,641	7,241	32,369	22,031
Guizhou Zunyi	248,432	28,381	157,266	62,785	242,153	28,446	92,445	121,262
Jiangsu Xuzhou	230,911	27,125	191,017	12,769	231,441	27,188	122,605	81,648
Hunan Yongxing	235,155	28,419	180,522	26,214	242,475	28,484	119,993	93,998
Hunan Hengyang	168,427	19,785	99,770	48,872	168,814	19,831	57,952	91,031
Hainan Sanya	127,701	15,001	68,617	44,083	127,994	15,036	112,958	-
Hunan Changsha Yuhua	580,900	57,804	295,964	227,132	493,196	57,936	131,535	303,725
Shandong Heze Dingtao	574,066	61,015	298,098	214,953	520,592	61,155	140,112	319,325
Shandong Heze Yuncheng	464,733	54,593	289,754	120,386	465,800	54,718	158,529	252,553
Shandong Heze Gaoxin	95,735	6,430	52,477	36,828	54,860	6,445	17,169	31,246
Shandong Zouping	62,866	7,385	44,670	10,811	63,011	7,402	27,280	28,329
Shandong Juye	465,717	48,288	324,584	92,845	411,995	48,398	174,963	188,634
Shandong Juancheng	489,401	52,668	285,428	151,305	449,363	52,787	134,326	262,250
Shandong Shanxian	479,725	57,960	256,232	165,533	494,525	58,093	135,766	300,666
Jiangxi Zhangshu	66,966	7,867	44,920	14,179	67,120	7,885	27,949	31,286
Guangdong Foshan	96,555	11,342	72,856	12,357	96,776	11,368	43,582	41,826
Jiangxi Jingdezhen	77,900	9,151	35,833	32,916	78,079	9,172	18,728	50,179
Guangxi Yulin	390,538	45,877	303,523	41,138	391,435	45,982	266,698	78,755
Shandong Heze Cao County	423,733	51,382	264,877	107,474	438,404	51,500	137,247	249,657
Dongguan Nancheng	5,467	642	2,269	2,556	5,479	644	1,207	3,628
Hubei Macheng	98,797	11,606	40,995	46,196	99,023	11,632	21,819	65,572
Shandong Jining Liangshan	13,667	1,605	5,672	6,390	13,698	1,609	3,018	9,071
Guangdong Zhanjiang	35,875	4,214	14,886	16,775	35,957	4,224	7,923	23,810
Hunan Hengyang Shigu	20,500	2,408	8,506	9,586	20,547	2,414	4,527	13,606
Jiangxi Ji’an Yongfeng	19,133	2,167	7,957	9,009	18,492	2,172	4,075	12,245
Hunan Changde	37,583	4,415	15,594	17,574	37,669	4,425	8,300	24,944
Hunan Shaoyang	13,667	-	6,023	7,644	-	-	-	-
Hunan Yongzhou	13,667	-	6,023	7,644	-	-	-	-
Hunan Ningxiang	6,833	-	3,011	3,822	-	-	-	-
Guangxi Nanning Jiangnan	41,000	4,816	17,013	19,171	41,095	4,828	9,055	27,212
Jiangxi Shangrao	12,081	-	5,324	6,757	-	-	-	-
Anhui Bengbu	2,733	-	1,204	1,529	-	-	-	-
Zhejiang JinHua	2,733	-	1,204	1,529	-	-	-	-
Total	$17,993,467	$2,072,010	$11,554,072	$4,367,385	$17,678,913	$2,076,767	$7,309,516	$8,292,630

The advances paid above are derived from funds advanced to the Company’s franchisees as working capital to support its operations. Such advances are due within 18 months.

Accounts payable to related parties’ franchisees comprised of the following:

	October 31,	October 31,
	2023	2022
Yudu Jiuzi New Energy Automobile Co., Ltd.	6,970	6,986
Total	6,970	6,986

Accounts payable above derived from vehicles purchased by the Company from the franchisees as inventory on a needed basis without any special payment terms.

Contract liability – related party comprised of the following:

	October 31,	October 31,
	2023	2022
Current Portion
Unearned franchise fee	15,466	-
Customer deposit	49,200	21,529
	64,666	21,529
Non-current Portion
Unearned franchise fee	-	150,494
Total, net	64,666	172,023

Unearned franchise fee comprised of the following:

	October 31,	October 31,
	2023	2022
Unearned franchise fee – current
Zhejiang Hangzhou Xiaoshan Agent	2,050	2,877
Hunan Changsha Yuelu Agent	2,118	2,945
Hunan Yueyang Xiangyin Agent	2,118	2,945
Hunan Yueyang Yueyang Lou Agent	2,118	2,945
Guangdong Zhongshan City Agent	7,062	9,817
	15,466	21,529
Unearned franchise fee – non-current
Guizhou 320 Automobile Service Co., LTD	-	13,698
Yongkang Yijie Automobile Trading Co., LTD	-	21,004
Ningbo Jinhui Internet Technology Service Co., LTD	-	5,250
Xingtai Wanhua Botian Automobile Trading Co., LTD	-	3,219
Zhejiang Hangzhou Xiaoshan Agent	-	2,055
Hunan Changsha Yuelu Agent	-	2,123
Hunan Yueyang Xiangyin Agent	-	2,123
Hunan Yueyang Yueyang Lou Agent	-	2,123
Guangdong Zhongshan City Agent	-	7,077
Hunan Yueyang Miluo Agent	-	2,328
Henan Luohe Yancheng Agent	-	2,740
Guangdong Foshan Shunde Agent	-	4,109
Chongqing Banan Agent	-	1,370
Zhejiang Hangzhou Gongshu Agent	-	798
Jiangsu Jingjiang Agent	-	2,740
Shanghai Fengxian Agent	-	2,740
Chengdu municipal level Agent	-	71,230
Zhejiang Jiaxing Nanhu Agent	-	2,397
Hunan Hengyang Agent	-	1,370
	-	150,494
Total	15,466	172,023

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

Related parties receivables comprised of the following:

	October 31,	October 31,
	2023	2022
Mr. Bo Bai	23,165
Jiuzi Haoche (Hangzhou) Automotive Service Co., Ltd	846
Mr. Xuemei Rang	146,233
Mr. Shuibo Zhang	80,496	13,556
Mr. Qi Zhang	3,753	22,922
Mr. Ruchun Huang	30,432	30,675
Zhejiang Jiuzi New Energy Network Technology Co., Ltd	188,738
Total	473,663	67,153

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $23,165 and nil, respectively, from Mr. Bo Bai, the Company’s shareholder, director, and officer. The amount was advanced to Mr. Bai for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $846 and nil, respectively, from Jiuzi Haoche (Hangzhou) Automotive Service Co., Ltd, the Company’s shareholder, director, and officer. The amount was advanced to the company for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $146,233 and nil, respectively, from Mrs. Xuemei Rang, the Company’s shareholder, director, and officer. The amount was advanced to Mrs. Rang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $80,496 and $13,556, respectively, from Mr. Shuibo Zhang, the Company’s shareholder, director, and officer. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $3,753 and $22,922, respectively, from Mr. Qi Zhang, the vice president of marketing department. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing and due on demand without a specified maturity date.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $30,432 and $30,675, respectively, from Mr. Ruchun Huang, the Shangli Jiuzi New Energy Vehicle Co., Ltd.’s legal representative. The amount was advanced to Mr. Huang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $188,738 and nil, respectively, from Zhejiang Jiuzi New Energy Network Technology Co., Ltd, the Shangli Jiuzi New Energy Vehicle Co., Ltd.’s legal representative. The amount was advanced to the company for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

Related parties payables comprised of the following:

	October 31,	October 31,
	2023	2022
Zhejiang Jiuzi New Energy Network Technology Co., Ltd	416,603
Mr. Shuibo Zhang	326,375
Mr. Ligui Xu	6,833	6,849
Mr. Jialiang Zhang	14	-
Total	749,825	6,849

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $416,603 and $nil, respectively, from Zhejiang Jiuzi New Energy Network Technology Co., Ltd, former controlled subsidiary of the Company. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding payable of $326,375 and $nil, respectively, from Mr. Shuibo Zhang, the Company’s shareholder, director, and officer. The amount was advanced by Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding payable of $6,833 and $6,849, respectively, to Mr. Ligui Xu, the Company’s subsidiary legal representative officer. The amount was advanced by Mr. Xu for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding payable of $14 and nil, respectively, to Mr. Jialiang Zhang, the Company’s subsidiary legal representative officer. The amount was advanced by Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements.”

Other Related Party Transactions

During the year ended October 31, 2023, other than disclosed in elsewhere (including the financial statements for the fiscal years ended 2022 and accompanying footnotes), we did not have any other related party transactions.

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

On November 30, 2023,  pursuant to an ordinary resolution adopted by its shareholders, the authorised share capital of the Company was increased from US$150,000.00 divided into 8,333,333 ordinary shares with a par value of US$0.018 each to US$150,000.00 divided into 1,000,000,000 ordinary shares with a par value of US$0.00015 each, subject to the restrictions provided in the articles of association of the Company.

On February 15, 2024, pursuant to an ordinary resolution adopted by its shareholders, the authorised share capital of the Company was increased from US$150,000.00 divided into 1,000,000,000 ordinary shares with a par value of US$0.00015 each to US$9,750,000 divided into 65,000,000,000 Shares of par value US$0.00015 each, subject to the restrictions provided in the articles of association of the Company.

Share Consolidation/Reverse Stock Split

On February 15, 2024, the Company’s shareholders approved by ordinary resolution a share consolidation or reverse stock split of the Company’s ordinary shares at a ratio of one-for-thirteen, such that each thirteen ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). The board of directors of the Company (the “Board”) expects to effect the Share Consolidation on or around August 7th, 2024, or at some other date to be determined by the Board. Following the Share Consolidation, the Company’s authorized share capital will be US$9,750,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00195 each.

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

Private Placement of Ordinary Shares and Warrants

Subscription Agreement dated April 28, 2023

On April 28, 2023, Jiuzi Holdings Inc. (the “Company”) entered into a Subscription Agreement (the “Subscription Agreement”) with selected accredited investors (collectively, the “Investors”). Pursuant to the Subscription Agreement, the Company has agreed to issue and sell to the Investors an aggregate of 8,000,000 units at a price of $0.15 per unit for an aggregate purchase price of $1,200,000 in a private placement.

Each unit is comprised of one (1) ordinary share, par value $0.001 per share (the “Ordinary Share”), and five (5) warrants to purchase one Ordinary Share (collectively, the “Warrants”). Each Warrant is exercisable to purchase one Ordinary Share at a price of $0.35 per share at any time from six (6) months after the closing (November 5, 2023) (the “Commencement Date”) and at or before 5:00 p.m., Eastern Time, on the five-year anniversary of the Commencement Date (November 5, 2028).

The closing occurred on May 5, 2023, and the Company received proceeds of $1.2 million. The securities have been issued under Regulation S promulgated by the Securities and Exchange Act Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) and/or Section 4(a)(2) of the Securities Act.

Securities Purchase Agreement dated September 12, 2023

On September 12, 2023, Jiuzi Holdings Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated accredited institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell an aggregate of 62,242 restricted ordinary shares (“Shares”), par value $0.018 per share, of the Company for gross proceeds of $66,600 (the “Offering”).

The parties to the Purchase Agreement have each made customary representations, warranties and covenants, including, among other things, that the Purchasers are “accredited investors” as defined in Rule 501 of Regulation D (“Regulation D”) promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Offering closed on September 18, 2023.

Pursuant to the terms of the Purchase Agreement, the Company has also agreed to provide the Purchasers with piggyback registration rights under certain circumstances to register the Shares if the Company at any time in the future determines to file a registration statement under the Securities Act to register the offer and sale by the Company of its ordinary shares in a registered offering.

The Shares issued in the Offering are exempt from the registration requirements of the Securities Act pursuant to Regulation D promulgated thereunder. The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes.

Securities Purchase Agreement dated October 20, 2023

On October 20, 2023, Jiuzi Holdings Inc. (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 113,636,360 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.018 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $1.10, at a price of $0.44 per Unit, for an aggregate purchase price of approximately $50 million (the “Offering”).

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.10, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA. The Offering closed on December 21, 2023.

Registered Direct Offering

On July 17, 2023, Jiuzi Holdings Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 1,395,151 ordinary shares (“Shares”), par value $0.018 per share, of the Company for gross proceeds of approximately $2.3 million (the “Offering”).

The Company agreed in the Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for sixty (60) calendar days following the closing of the Offering subject to certain exceptions.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on July 19, 2023.

The Company entered into a placement agency agreement dated July 17, 2023 (the “Letter Agreement”) with Spartan Capital Securities, LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses limited to $55,000.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended October 31, 2023 and 2022.

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

United States Federal Income Taxation

It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of October 31 2023 all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of October 31, 2023 and on U.S. Treasury regulations in effect or, in some cases, proposed, as of October 31, 2023 as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

As of October 31, 2023, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2023, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of October 31, 2023. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of October 31, 2023, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended October 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On June 21, 2021 WWC, P.C. (“WWC”) was appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended October 31, 2022 and 2021, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

On February 7, 2024, Audit Alliance LLP (“AA”) was appointed by the Company to serve as its new independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended October 31, 2023, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

WWC’s fee for the fiscal year ended October 31, 2022 was $265,000; for the fiscal year ended October 31, 2021 was $200,000.

AA’s fee for the fiscal year ended October 31, 2023 was $240,000.

Audit-Related Fees

There was no audit-related service fees incurred from WWC for the fiscal years ended October 31, 2022, or 2021.

There was no audit-related service fees incurred from AA for the fiscal year ended October 31, 2023.

Tax Fees

There was no tax service fees incurred from WWC for the fiscal years ended October 31, 2022 or 2021.

There was no tax service fees incurred from AA for the fiscal year ended October 31, 2023.

All Other Fees

There was no other services fees incurred from WWC in fiscal year ended October 31, 2022 or 2021.

There was no other services fees incurred from AA in fiscal year ended October 31, 2023.

Audit Committee Pre-Approval Policies

AA’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by AA have been so approved and ratified.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended October 31, 2023.

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

We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must obtain its shareholders’ approval for the issuance of 20% or more of our outstanding ordinary shares and for all equity compensation plans and any material amendments to such plans. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on December 4, 2023)
2.1*	Description of Securities
4.1	Termination Agreement Regarding Existing VIE Agreement dated November 10, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on February 23, 2023)
4.2	Employment Agreement, dated as of April 1, 2023, by and between the Company and Tao Li (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on April 7, 2023)
4.3	Subscription Agreement by and among the Company and the Investors (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on May 10, 2023)
4.4	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on May 10, 2023)
4.5	Form of Securities Purchase Agreement among Jiuzi Holdings Inc. and the Purchasers signatory thereto, dated July 17, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on July 20, 2023)
4.6	Form of Placement Agency Agreement among Jiuzi Holdings Inc. and the Purchasers signatory thereto, dated July 17, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on July 20, 2023)
4.7	Form of Securities Purchase Agreement by and among Jiuzi Holdings Inc. and the Purchasers (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on September 19, 2023)
4.8	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on October 23, 2023)
4.9	Form of Warrant (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on October 23, 2023)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed on August 26, 2020)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of WWC, P.C.
15.2*	Consent of Audit Alliance LLP
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Jiuzi Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jiuzi Holdings, Inc. (the “Company”) as of October 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended October 31, 2023, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2023, and the result of its operations and its cash flows for the year ended October 31 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has accumulated deficits of US$18.6M and US$9.3M in 2023 and 2022, respectively and loss from operations of US$9.5M and US$16.7M in 2023 and 2022, respectively. These factors raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore,

May 17, 2024

We have served as the Company’s auditor since 2024.

PCAOB ID: 3487

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

San Mateo, California

(PCAOB ID # 1171)

March 15, 2023

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

As of October 31, 2023 and 2022

	October 31,	October 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$1,170,837	$2,320,389
Restricted cash	13,507	137
Short-term investment	43,733	568,467
Loans receivable	400,000	-
Loans receivable - related party	4,367,385	6,661,290
Accounts receivable	9,177	39,347
Accounts receivable - related party	158,197	214,946
Due from related parties	473,663	67,153
Inventory, net	955,453	628,187
Advances to suppliers	745,859	392,776
Other receivables and other current assets	2,133,966	999,730
Assets related to discontinued operation	-	355,974
Total Current Assets	10,471,777	12,248,396
Non-Current Assets
Property, plant and equipment, net	339,574	636,987
Intangible assets, net	11,828	12,393
Other non-current assets	26,725	29,115
Operating lease right of use asset	540,172	725,903
Loans receivable from related parties, net	-	1,631,340
Assets related to discontinued operation	-	42,040
Total Non-Current Assets	918,299	3,077,778
Total Assets	11,390,076	15,326,174

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accruals and other payables	1,971,038	278,443
Accounts payable	328	-
Accounts payable – related party	6,970	6,986
Due to related parties	749,825	6,849
Convertible debenture	-	2,835,400
Taxes payable	2,686,879	2,643,268
Operating lease liabilities – current	201,741	374,676
Contract liability	1,047,079	1,343,442
Contract liability - related party	64,666	21,529
Liability related to discontinued operation	-	823,937
Total Current Liabilities	6,728,526	8,334,530
Non-Current Liabilities
Operating lease liabilities - non-current	189,351	393,509
Deferred income	172,883	236,290
Contract liability	-	150,494
Liability related to discontinued operation	-	130,131
Total Non-Current Liabilities	362,234	910,424
Total Liabilities	7,090,760	9,244,954

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary shares, $0.00195 par value; (150,000,000 shares authorized, 4,065,609 and 1,363,640 shares issued and outstanding as of October 31, 2023 and 2022, respectively)	7,928	2,659
Additional paid-in capital	23,467,575	15,466,119
Statutory reserve	891,439	891,439
Accumulated deficit	(18,660,133)	(9,342,111)
Accumulated other comprehensive loss	(1,477,025)	(1,074,299)
Total equity attributable to Jiuzi Holdings, Inc.	4,229,784	5,943,807
Non-controlling interest	69,532	137,413
Total Equity	4,299,316	6,081,220
Total Liabilities and Shareholders’ Equity	$11,390,076	$15,326,174

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on May 10, 2024

Jiuzi Holdings, Inc.

Consolidated Statements of Income and Comprehensive Income

For the Years Ended October 31, 2023, 2022 and 2021

	Years Ended
	October 31,	October 31,	October 31,
	2023	2022	2021
Revenues, net	$1,594,634	$5,275,157	$1,355,066
Revenues – related party, net	4,336,366	648,145	7,930,562
Total Revenues	5,931,000	5,923,302	9,285,628

Cost of revenues	4,561,857	5,162,292	1,315,721
Cost of revenues – related party	30,614	1,154,539	3,538,514
Total cost of revenues	4,592,471	6,316,831	4,854,235

Gross profit (loss)	1,338,529	(393,529)	4,431,393

Operating expenses
Selling and marketing expense	1,676,277	7,419	17,542
General and administrative expenses	3,979,532	5,827,826	2,895,001
Provision for credit loss on loans receivable	4,417,126	-	-
Provision for bad debt	765,101	10,442,473	394,473
Total Operating expenses	10,838,036	16,277,718	3,307,016

Income (Loss) from operations	(9,499,507)	(16,671,247)	1,124,377

Other income (expense)	58,650	1,640,886	12,298
Interest income	5,201	6,030	2,980
Gain (Loss) from disposal of Assets or Investments	(39,340)	-	-
Interest expense	(312,526)	(1,337,377)	11
Total other income, net	(288,015)	309,539	15,289

Income (Loss) before income tax	(9,787,522)	(16,361,708)	1,139,666
Income tax	66,250	(71)	539,831

Net income (loss)	(9,853,772)	(16,361,637)	599,835
Gain from discontinued operations	465,224	(470,464)	178,202
Net income (loss) attributable to controlling interest	$(9,388,548)	$(16,832,101)	$778,037

Weighted average shares outstanding
Basic	4,065,609	1,227,167	976,692
Diluted	4,065,609	1,227,167	976,692

Earnings (Loss) per share
Basic	(2.31)	(13.69)	0.83
Diluted	(2.31)	(13.69)	0.83

Other comprehensive income (loss):
Net income (loss)	(9,388,548)	(16,832,101)	778,037
Other comprehensive income (loss):
Foreign currency translation loss	(405,772)	(1,596,992)	475,715
Total comprehensive income (loss)	(9,794,320)	(18,429,093)	1,253,752

Jiuzi Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended October 31, 2023, 2022 and 2021

	Ordinary Shares		Additional			Accumulated other	Equity attributable	Non-
	Number of		Paid-in	Statutory	Retained	Comprehensive	to Jiuzi	Controlling
	Shares	Amount	Capital	Reserve	Earnings	Income (Loss)	Holdings, Inc.	Interest	Total
Balance at October 31, 2020	833,333	$1,625	$322,314	$690,624	$6,846,609	$(60,426)	$7,800,746	$414,430	$8,215,176
Contribution in capital			38,915				38,915	(119,053)	(80,138)
Shares issued for cash	357,047	696	12,808,544				12,809,240		12,809,240
Net income (loss)				200,815	434,728		635,543	(35,708)	599,835
Disposition of discontinued operation					178,202		178,202		178,202
Foreign currency translation adjustment						602,041	602,041	5,016	607,057
Balance at October 31, 2021	1,190,380	2,321	13,169,773	891,439	7,459,539	541,615	22,064,687	264,685	22,329,372
Shares Issued for services/compensation/expenses	11,111	22	59,978				60,000		60,000
Shares Issued for Liability Converted	162,138	316	2,236,368				2,236,684		2,236,684
Net loss					(16,331,186)		(16,331,186)	(30,451)	(16,361,637)
Disposition of discontinued operation					(470,464)		(470,464)		(470,464)
Foreign currency translation adjustment						(1,615,914)	(1,615,914)	(96,821)	(1,712,735)
Balance at October 31, 2022	1,363,629	2,659	15,466,119	891,439	(9,342,111)	(1,074,299)	5,943,807	137,413	6,081,220
Shares Issued for services/compensation/expenses	177,778	347	1,720,453				1,720,800		1,720,800
Shares Issued for cash or subscription receivables	1,925,249	3,754	3,564,845				3,568,599		3,568,599
Shares Issued for Liability Converted	598,953	1,168	2,716,158				2,717,326		2,717,326
Net loss					(9,783,246)		(9,783,246)	(70,526)	(9,853,772)
Disposition of discontinued operation					465,224		465,224		465,224
Foreign currency translation adjustment						(402,726)	(402,726)	2,645	(400,081)
Balance at October 31, 2023	4,065,609	7,928	23,467,575	891,439	(18,660,133)	(1,477,025)	4,229,784	69,532	4,299,316

Jiuzi Holdings, Inc.

Consolidated Statements of Cash Flows

For the Years Ended October 31, 2023, 2022 and 2021

	Years Ended
	October 31,	October 31,	October 31,
	2023	2022	2021
Cash flows from operating activities
Net (loss)/income	$(9,388,548)	$(16,832,101)	$778,037
Net income (loss) from discontinued operation	465,224	(470,464)	178,202
Net income (loss) from continuing operation	(9,853,772)	(16,361,637)	599,835
Adjustments for:
Depreciation and amortization	75,769	209,318	55,243
Stock-based compensation	1,720,800	60,000	-
Amortization of operating lease ROU assets	226,057	-	40,286
Impairment loss/Write-downs off Other Assets	4,477,962	11,414,010	-
Imputed interest expense	137,702	1,337,159	724,338
Provision for doubtful accounts	704,265	229,230	295,093
(Gain) Loss from disposal of assets	274,467	-	-
Loss (gain) from disposal of investments	(4,861)	(40,306)	4,082
Provision for credit losses	1,044,226	-	-
Adjustments, total	8,656,387	13,209,411	1,119,042
Changes in operating assets and liabilities:
(Increase) Decrease Accounts Receivable-Trade	30,170	(43,454)	8,958
(Increase) Decrease Accounts Receivable-Related Party	(204,553)	138,261	1,092,111
(Increase) Decrease Other Receivable	(1,407,027)	(226,823)	623
(Increase) Decrease Advances to Suppliers	(521,090)	(1,833,355)	-
(Increase) Decrease Advances to Suppliers-Related Party	-	-	(6,129,775)
(Increase) Decrease Inventory	(388,102)	(436,239)	(103,928)
(Increase) Decrease Prepaid Expenses	-	-	(1,949,313)
(Increase) Decrease Other Current assets, S/T Security Deposits	-	-	-
(Increase) Decrease Prepaid Taxes	-	(3,812)	-
(Increase) Decrease Other Non-current Assets	2,390	(20,131)	(553,867)
Increase (Decrease) Accounts Payable-Trade	328	-	(908)
Increase (Decrease) Accounts Payable-Related Party	(16)	(35,217)	(62,511)
Increase (Decrease) Contract liability	(296,363)	1,459,147	(7,437)
Increase (Decrease) Contract liability-Related Party	(7,705)	41,499	(575,372)
Increase (Decrease) Wages Payable	16,951	6,253	507,206
Increase (Decrease) Taxes Payable	43,611	(96,568)	1,358
Increase (Decrease) Other Payables	1,675,644	(85,831)	-
Increase (Decrease) Deferred Income	(63,407)	(1,262,259)	1,258,439
(Increase) Decrease Other Receivable-Related Party	(856,788)	916,821	(185,084)
Increase (Decrease) Operating Lease Liabilities	(377,093)	187,604	(144,998)
(Increase) Decrease Loans Receivable	(400,000)	-	-
(Increase) Decrease Notes Receivable from related parties	(491,881)	(4,265,732)	-
Net cash operating activities of continued operations	(4,442,316)	(8,712,062)	(5,125,621)
Net cash operating activities of discontinued operations	(1,033,596)	(160,587)	314,486
Cash Sourced/(Used) in Operating Activities	(5,475,912)	(8,872,649)	(4,811,135)
Cash flows from investing activities:
InterCompany Investments	-	(209,183)
Purchase of property, equipment and software	-	(19,339)	(306,575)
(Acquisition) of investments	524,734	73,758	(949,532)
Disposal of investments	(39,340)	261,530	-
Disposal (Acquisition) of intangible assets	-	-	(3,004)
Disposal of fixed assets	2,125	-	-
Net cash from investing activities of continued operations	487,519	106,766	(1,259,111)
Net cash from investing activities of discontinued operations	793,022	130,118	(226,194)
Cash Used/(Sourced) in Investing Activities	1,280,541	236,884	(1,485,305)
Cash flows from financing activities		-	-
Proceeds from share issuance, net of issuance costs	3,568,598	-	12,809,240
Proceeds from private equity placement,net of issuance costs	-	(115,742)	-
Proceeds from (Repayment to) related party payable	(562,234)	7,564	38,916
Proceeds from (Repayment to) notes payable	-	3,734,926	-
Net cash from financing activities of continued operations	3,006,364	3,626,748	12,848,156
Net cash from financing activities of discontinued operations	182,958	-	-
Cash Sourced/(Used) in Financing Activities	3,189,322	3,626,748	12,848,156
Net Increase/(Decrease) in Cash, Cash Equivalents, Restricted Cash	(1,006,049)	(5,009,017)	6,551,716
Effect of exchange rates on cash	(175,879)	6,754	56,690
Cash, cash equivalents at beginning of the period	2,370,632	7,372,895	764,514
Less: cash and cash equivalents of discontinued operations	$4,360	$50,106	$88,671
Cash and cash equivalent at end of the period	$1,184,344	$2,320,526	$7,284,249

Reconciliation of Cash, Cash Equivalents & Restricted Cash to Statements of Cash Flows
Cash & cash equivalents	1,170,837	2,320,389	7,284,249
Restricted cash	13,507	137	-
Total cash, cash equivalents, and restricted cash	$1,184,344	$2,320,526	$7,284,249

Supplementary cash flow information:
Interest received	$-	$	$
Income taxes paid	$-	$72,120	$244,376

Non-cash financing and investing activities:
Debt converted to common stock	$2,717,326	$2,236,684	$-

Jiuzi Holdings, Inc.
Notes to the Financial Statements

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Jiuzi Holdings, Inc. (“Company” or “Jiuzi Holdings”) was incorporated in the Cayman Islands on October 10, 2019. The Company is an investment holding company; its primary operations are conducted through subsidiaries and variable interest entities as described below.

Jiuzi New York Inc. (“Jiuzi New York”), a New York corporation established on April 3,2023. It was a wholly owned subsidiary of Jiuzi Holdings. It was mainly involved in corporate investment consulting.

Jiuzi (HK) Limited (“Jiuzi HK”) was incorporated in Hong Kong on October 25, 2019. It is wholly owned subsidiary of the Company.

Zhejiang Navalant New Energy Automobile Co., Ltd. (“Jiuzi WFOE”) was incorporated on June 5, 2020 as wholly foreign owned entity in the People’s Republic of China (“PRC”). Jiuzi WFOE is a wholly owned subsidiary of Jiuzi HK.

Zhejiang Jiuzi New Energy Holding Group Co., Ltd. (“Jiuzi Energy Holding) was incorporated on May 9, 2022 under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Jiuzi HK and mainly involved in research and development of automotive components and part,technical service; whole vehicle sales of new energy cars, sales of electrical accessories for new energy vehicles; sales of charging/battery swap infrastructure for new energy vehicles; sales of automotive spare parts and accessories.

Jiuzi HaoChe Supply Chain Co., Ltd. (“Haoche Supplychain”) was incorporated on September 6, 2021 under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Zhejiang Navalant. It was mainly involved in management services of supply chain, automobiles sales and whole vehicle sales of new energy cars.

Zhejiang Jiuzi New Energy Automobile Co. Ltd. (“Zhejiang Jiuzi”) was incorporated on May 26, 2017 in the PRC. Zhejiang Jiuzi’s scope of business includes the sale of new energy vehicles (“NEVs”) and NEV components and parts, and the related development of products and services for the NEV industry. Zhejiang Jiuzi generates revenues by both selling NEVs and NEV components and parts to Jiuzi branded licensed NEV dealerships, and by rendering professional services to new Jiuzi NEV dealerships, such as initial setup, NEV product procurement services, and specialized marketing campaigns. The Zhejiang Jiuzi also provides short term financing solutions to the new Jiuzi NEV dealerships for the procurement of NEVs.

Shangli Jiuzi New Energy Automobile Co., Ltd. was incorporated on May 10, 2018 in the PRC. Its scope of business is similar to Zhejiang Jiuzi. Zhejiang Jiuzi owns 59.0% equity interest in Shangli Jiuzi, and the remaining 41% equity interest is owned by unrelated third-party investors; as such Shangli Jiuzi is accounted as a subsidiary of Zhejiang Jiuzi.

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

Hangzhou Jiuyao Youche Network Technology Co. Ltd. (“Jiuyao Youche”) was incorporated on August 8, 2022 in PRC. Its scope of business includes vehicle rentals and vehicle sales of new energy cars. Jiuyao Youche is 51% owned by Hangzhou Zhitongche, as such Hangzhou Jiuyao is accounted as a subsidiary of Zhejiang Jiuzi.; the remaining 49% equity interest is owned by unrelated third-party investors.

Jiuzi International (HK) Limited. (“New Energy Holding HK”) was incorporated on May 23, 2023. It was a wholly owned subsidiary of Jiuzi New York and a company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. It was mainly involved in corporate investment consulting.

Shenzhen Jiuzi New Energy Holding Group Co., Ltd. was incorporated on August 1, 2023 under the laws of the People’s Republic of China. It was a wholly owned subsidiary of New Energy Holding HK and mainly involved in sales of electrical accessories for new energy vehicles, sales of charging/battery swap infrastructure for new energy vehicles, sales of electricity chargers, operating electric charging infrastructure for new energy cars, leasing of charging control equipment, research and development of emerging energy technology, sales of new energy driven equipment, recycling wasted power battery of new energy vehicles and cascade utilization (excluding operating hazardous wastes).

Jiuzi Holdings, Inc.
Notes to the Financial Statements

On November 10, 2022, Zhejiang Jiuzi New Energy Automobile Co., Ltd.(“Zhejiang Jiuzi”), the variable interest entity (the “VIE”) of the Company, entered into a termination agreement (the “Termination Agreement”) with Zhejiang Navalant New Energy Automobile Co. Ltd., a wholly foreign-owned entity of the Company (“Jiuzi WFOE”), pursuant to which the Exclusive Option Agreement, the Exclusive Business Cooperation Agreement and the Equity Pledge Agreement (collectively, the “VIE agreements”) entered into among Zhejiang Jiuzi, Jiuzi WFOE and certain shareholders of Zhejiang Jiuzi shall be terminated effective upon the conditions are met. On November 10, 2022, with approval of Jiuzi WFOE and approval of the board of directors of Zhejiang Jiuzi, Zhejiang Jiuzi issued 0.1% equity interest in Zhejiang Jiuzi to a third-party investor. The issuance was completed on November 27, 2022. On January 20, 2023, Jiuzi WFOE exercised its call option under the Exclusive Option Agreements dated June 15, 2020 with certain shareholder of Zhejiang Jiuzi and entered into equity transfer agreements with all the shareholders of Zhejiang Jiuzi to purchase all the equity interest in Zhejiang Jiuzi. The transaction underlying the equity transfer agreement was completed and the VIE Agreements were terminated pursuant to the Termination Agreement on January 20, 2023. As a result, the VIE structure is dissolved and Zhejiang Jiuzi became a wholly owned subsidiary of Jiuzi WFOE.

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

Going Concern and Management’s Plan

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of October 31, 2023, the Company had an accumulated deficit of $18,660,133.

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

Exchange rate used for the translation as follows:

US$ to RMB

	Period End	Average
October 31, 2023	7.3171	7.0590
October 31, 2022	7.3003	6.6105
October 31, 2021	6.3968	6.4242

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Restricted Cash

Restricted cash consists primarily of amounts preserved under a legal hold due to a complaint by a customer from an on-going litigation or amounts preserved for other purposes as required. Based on experience, they should be resolved within one calendar year or have a final conclusion. Conditions for lifting restrictions include withdrawal of the lawsuit by the customer, mutual settlement, or a final court judgment that has been fully executed.

Accounts Receivable

Accounts receivable are recorded at the net value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for doubtful accounts.

Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products and other investments that the Company has the intention to redeem within one year. As of October 31, 2023 and 2022, the investments in bank wealth management and security that were recorded as short-term investments amounted to $43,733 and $568,467, respectively.

Loans Receivable

Loans receivables are recorded at origination at the fair value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for credit losses. When collection of the original amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for credit losses.

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

Advertising

The Company expenses advertising costs as incurred and includes it in selling expenses. The Company recorded $77,915, $nil and $78,894 of advertising and promotional expenses for the years ended October 31, 2023, 2022 and 2021, respectively.

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

All per share amounts for all periods presented herein have been adjusted to reflect the Share Subdivision and 2 for 1 stock dividend on post-Share Subdivision basis. See Note 16.

Property and Equipment & Depreciation

Property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	10 years

Intangible Assets & Amortization

Intangible assets are stated at historical cost net of accumulated amortization. Software is amortized on a straight-line basis over the estimated useful life of the software which is 3 years.

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

New Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods after December 15, 2024. The Company will adopt this guidance for the year ended October 31, 2024. This guidance is expected to only impact the disclosures with no impact on the results of operations, financial position or cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures. The guidance includes improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. This guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating when it will adopt this guidance and the potential effects this guidance will have on its disclosures.

Besides the above, the Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted would have a material effect on the consolidated financial statements.

NOTE 3 – INVENTORY

Inventory, net comprised of the following:

	October 31,	October 31,
	2023	2022
Finished goods	955,453	628,187
Total, net	955,453	628,187

Inventory write-down expense was $60,836, $3,903, and nil for the years ended October 31, 2023, 2022 and 2021, respectively. Inventories are valued at the lower of cost or market. The write-offs made in fiscal 2023 pertain to new energy vehicles with long aging. Due to the intense competition and rapid iteration in the new energy vehicle industry, the market price of the similar models was lower the cost price.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

NOTE 4 – ACCOUNTS RECEIVABLES

Accounts receivables, net is comprised of the following:

	October 31,	October 31,
	2023	2022
Accounts receivables	50,874	45,100
Allowance for doubtful accounts	(41,697)	(5,753)
Total, net	9,177	39,347

	October 31,	October 31,
	2023	2022
Accounts receivables-related parties	513,914	354,857
Allowance for doubtful accounts	(355,717)	(139,911)
Total, net	158,197	214,946

The following is a summary of the activity in the allowance for doubtful accounts:

	October 31,	October 31,
	2023	2022
Balance at beginning of year	145,664	18,458
Provision	261,301	143,003
Charge-offs		-
Recoveries		-
Effect of translation adjustment	(9,551)	(15,797)
Balance at end	397,414	145,664

Bad debt expense (recoveries) was $261,301, $143,003 and $(37,591) for the years ended October 31, 2023, 2022 and 2021, respectively.

NOTE 5 – SHORT-TERM INVESTMENT

Short-term investment comprised of the following:

	As of October 31, 2023
	Level 1	Level 2	Level 3	Total
Bank Wealth Management	-	43,733	-
	-	43,733	-

	As of October 31, 2022
	Level 1	Level 2	Level 3	Total
Bank Wealth Management	-	265,836	-	265,836
Securities	-	568,467	-	568,467
	-	834,303	-	834,303

NOTE 6 – LOANS RECEIVABLES RELATED PARTIES

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

The interest amounts charged were $nil, $407,451, and $724,337 for the years ended October 31, 2023, 2022 and 2021, respectively.

The allowance for loan losses represents an estimated amount of net losses inherent in our portfolio of managed receivables as of the applicable reporting date and expected to become evident during the following 12 months.

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

As these loans are non-interest bearing, the Company recorded a discount to the face amount using an imputed interest rate of 11.75% to reflect the fair value of the loan at origination. The imputed interest rate reflects the borrowing rate in the market under similar terms and duration. Direct costs associated with loan originations are not considered material, and thus, are expensed as incurred.

	October 31,	October 31,
	2023	2022
Loan to related franchisees, gross	17,993,467	17,678,913
Discount based on imputed interest rate of 11.75%	(2,072,010)	(2,076,767)
Loan to related franchisees, net of discount	15,921,457	15,602,146

	October 31,	October 31,
	2023	2022
Loan to related franchisees, net of discount	15,921,457	15,602,146
Provision for credit losses	(11,554,072)	(7,309,516)
Loan to related franchisees, net of discount and allowance	4,367,385	8,292,630

The following is a summary of the activity in the allowance for credit loss:

	October 31,	October 31,
	2023	2022
Balance at beginning of year	7,309,516	832,170
Provision	4,417,126	7,267,026
Effect of translation adjustment	(172,570)	(789,680)
Balance at end	11,554,072	7,309,516

Credit loss was $4,417,126, $7,267,026 and $309,023 for the years ended October 31, 2023, 2022 and 2021, respectively. The Company has made additional allowance for credit losses for the years ended October 31, 2023 and 2022,  due to the aging of the balances and the current market and economic condition.

The following is a summary of current and non-current loan receivables, net of allowance for credit losses:

	October 31,	October 31,
	2023	2022
Loan to related franchisees, net of discount and allowances, current	4,367,385	6,661,290
Loan to related franchisees, net of discount and allowances, non-current	-	1,631,340
	4,367,385	8,292,630

Jiuzi Holdings, Inc.

Notes to the Financial Statements

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

The credit quality analysis of franchisee loan receivables as follows:

	October 31,	October 31,
	2023	2022
Franchisee Financing:
Group I	283,519	3,622,174
Group II	3,192,491	6,109,130
Group III	6,347,667	4,358,992
Group IV	6,097,780	1,511,850
Balance at end	15,921,457	15,602,146

NOTE 7 – OTHER RECEIVABLES AND OTHER CURRENT ASSETS

Other receivables and other current assets comprised of the following:

	October 31,	October 31,
	2023	2022
Deposits put down on the car	790,068	935,573
Excess input VAT credits	30,405	28,242
Cash advance to employee	38,493	35,915
Other receivables	1,275,000	-
Total	2,133,966	999,730

As of October 31, 2023, the balance of other receivables was $1,275,000.

On April 10, 2023, the Company entered into legal service agreement in $215,000 with The Crone Law Group,P.C. (“Crone”). Under the agreement, Crone will represent the Company with respect to pre financing matters and the commencement of financing concerning the investment between the Company and investing entities.

On May 25, 2023 and August 25, 2023, the Company entered into two consulting agreements for a total of $1,060,000 with Topway International Limited (“Topway”), a Hong Kong company. Under the agreements, Topway will assist the Company in certain advisory activities, including but not limited to those in connection with Company’s secondary offerings (non-fundraising), investor communication and capital market opportunities such as introduction to investment banks, strategic investors, investor outreach and other service parties. The Company acknowledges that the Consultant has provided substantial such services since March 2023.

NOTE 8 – PROPERTY & EQUIPMENT

Property and equipment, net comprised of the following:

	October 31,	October 31,
	2023	2022
At Cost:
Equipment	56,407	71,355
Motor vehicles	100,987	338,886
Leasehold Improvement	501,817	502,969
Furniture and fixtures	4,735	7,884
	663,946	921,094
Less: Accumulated depreciation	324,372	284,107
Total, net	339,574	636,987

Depreciation expenses was $75,213, $206,014 and $89,207 for the years ended October 31, 2023, 2022 and 2021, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 9 – INTANGIBLE ASSETS

Intangible assets, net comprised of the following:

	October 31,	October 31,
	2023	2022
At Cost:
Financial software	15,033	15,068
Domain name	2,637	2,643
	17,670	17,711
Less: Accumulated Amortization	5,842	5,318
Total, net	11,828	12,393

Amortization expenses was $556, $3,783 and $2,201 for the years ended October 31, 2023, 2022 and 2021, respectively.

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

Accounts receivable from related franchisees comprised of the following:

	October 31,	October 31,
	2023	2022
Yichun Jiuzi New Energy Automobile Co., Ltd	-	112,608
Wanzai Jiuzi New Energy Automobile Co., Ltd	-	23,043
Xinyu Jiuzi New Energy Automobile Co., Ltd	-	65,352
Quanzhou Jiuzi New Energy Automobile Co., Ltd	-	5,919
Yulin Jiuzi New Energy Automobile Co., Ltd	15,055	8,024
Zhejiang Jiuzi New Energy Network Technology Co., Ltd.	38,267	-
Jiuzi Haoche (Hangzhou) Automobile Service Co., Ltd.	104,875	-
Total	158,197	214,946

Accounts receivables above derived from sales of vehicles supplied to the Company’s franchisees without any special payment terms. Sales revenues from related parties’ franchisees were $1,334,705, $35,085 and $88,851 for the years ended October 31, 2023, 2022 and 2021, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Loan to related franchisees is comprised of the following (See Note 6 for details):

	As of October 31, 2023				As of October 31, 2022
	Gross	Discount	Allowance	Net	Gross	Discount	Allowance	Net
Jiangsu Changshu	$417,558	$41,746	$269,107	$106,705	$356,190	$41,842	$208,300	$106,048
Shandong Dongming	437,733	73,583	195,571	168,579	627,826	73,752	211,033	343,041
Jiangxi Gao’an	586,809	70,980	393,844	121,985	605,621	71,143	287,121	247,357
Hunan Huaihua	773,378	84,364	428,430	260,584	719,814	84,558	254,690	380,566
Jiangxi Jiujiang	293,344	32,732	220,333	40,279	279,279	32,807	171,188	75,284
Hunan Liuyang	345,227	48,464	242,666	54,097	413,509	48,576	223,766	141,167
Hunan Loudi	542,151	63,370	393,419	85,362	540,686	63,515	232,408	244,763
Hunan Pingjiang	368,809	45,944	268,849	54,016	392,004	46,049	175,230	170,725
Jiangxi Pingxiang	529,194	68,410	383,013	77,771	583,694	68,567	299,055	216,072
Henan Puyang	575,447	75,610	378,500	121,337	645,124	75,784	245,216	324,124
Fujian Quanzhou	460,974	51,261	349,604	60,109	437,376	51,379	288,737	97,260
Jiangxi Wanzai	552,692	60,109	379,254	113,329	512,867	60,247	207,450	245,170
Jiangxi Xinyu	941,216	107,965	633,558	199,693	921,187	108,213	338,524	474,450
Jiangxi Yichun	131,767	11,169	93,683	26,915	95,301	11,195	50,234	33,872
Jiangxi Yudu	516,693	66,316	337,587	112,790	565,823	66,468	264,583	234,772
Guangdong Zengcheng	444,028	53,549	374,109	16,370	456,895	53,672	294,661	108,562
Jiangxi Shanggao	598,092	69,625	338,890	189,577	594,055	69,784	177,529	346,742
Shandong Heze	840,565	100,348	548,779	191,438	856,193	100,578	323,148	432,467
Jiangxi Ganzhou	141,550	14,220	102,702	24,628	121,328	14,253	62,408	44,667
Hunan Liling	82,490	7,748	48,767	25,975	66,105	7,765	20,696	37,644
Hunan Zhuzhou	146,580	15,292	97,531	33,757	130,479	15,328	54,913	60,238
Hunan Changsha	9,567	1,044	3,987	4,536	8,904	1,046	1,962	5,896
Guangxi Guilin	39,409	4,629	16,353)	18,427	39,499	4,640	8,703	26,156
Hunan Chenzhou	498,383	59,605	351,372	87,406	508,568	59,742	216,675	232,151
Jiangxi Ji’an	617,985	67,137	412,712	138,136	572,830	67,291	232,646	272,893
Guangxi Nanning	171,196	19,308	138,408	13,480	164,740	19,352	87,227	58,161
Hunan Leiyang	803,153	74,159	448,545)	280,449	632,745	74,329	221,954	336,462
Guangdong Dongguan Changping	462,780	53,753	251,795	157,232	458,637	53,877	137,329	267,431
Hunan Changsha County	61,500	7,224	50,615	3,661	61,641	7,241	32,369	22,031
Guizhou Zunyi	248,432	28,381	157,266	62,785	242,153	28,446	92,445	121,262
Jiangsu Xuzhou	230,911	27,125	191,017	12,769	231,441	27,188	122,605	81,648
Hunan Yongxing	235,155	28,419	180,522	26,214	242,475	28,484	119,993	93,998
Hunan Hengyang	168,427	19,785	99,770	48,872	168,814	19,831	57,952	91,031
Hainan Sanya	127,701	15,001	68,617	44,083	127,994	15,036	112,958	-
Hunan Changsha Yuhua	580,900	57,804	295,964	227,132	493,196	57,936	131,535	303,725
Shandong Heze Dingtao	574,066	61,015	298,098	214,953	520,592	61,155	140,112	319,325
Shandong Heze Yuncheng	464,733	54,593	289,754	120,386	465,800	54,718	158,529	252,553
Shandong Heze Gaoxin	95,735	6,430	52,477	36,828	54,860	6,445	17,169	31,246
Shandong Zouping	62,866	7,385	44,670	10,811	63,011	7,402	27,280	28,329
Shandong Juye	465,717	48,288	324,584	92,845	411,995	48,398	174,963	188,634
Shandong Juancheng	489,401	52,668	285,428	151,305	449,363	52,787	134,326	262,250
Shandong Shanxian	479,725	57,960	256,232	165,533	494,525	58,093	135,766	300,666
Jiangxi Zhangshu	66,966	7,867	44,920	14,179	67,120	7,885	27,949	31,286
Guangdong Foshan	96,555	11,342	72,856	12,357	96,776	11,368	43,582	41,826
Jiangxi Jingdezhen	77,900	9,151	35,833)	32,916	78,079	9,172	18,728	50,179
Guangxi Yulin	390,538	45,877	303,523	41,138	391,435	45,982	266,698	78,755
Shandong Heze Cao County	423,733	51,382	264,877	107,474	438,404	51,500	137,247	249,657
Dongguan Nancheng	5,467	642	2,269)	2,556	5,479	644	1,207	3,628
Hubei Macheng	98,797	11,606	40,995)	46,196	99,023	11,632	21,819	65,572
Shandong Jining Liangshan	13,667	1,605	5,672)	6,390	13,698	1,609	3,018	9,071
Guangdong Zhanjiang	35,875	4,214	14,886)	16,775	35,957	4,224	7,923	23,810
Hunan Hengyang Shigu	20,500	2,408	8,506)	9,586	20,547	2,414	4,527	13,606
Jiangxi Ji’an Yongfeng	19,133	2,167	7,957)	9,009	18,492	2,172	4,075	12,245
Hunan Changde	37,583	4,415	15,594)	17,574	37,669	4,425	8,300	24,944
Hunan Shaoyang	13,667	-	6,023	7,644	-	-	-	-
Hunan Yongzhou	13,667	-	6,023	7,644	-	-	-	-
Hunan Ningxiang	6,833	-	3,011	3,822	-	-	-	-
Guangxi Nanning Jiangnan	41,000	4,816	17,013)	19,171	41,095	4,828	9,055	27,212
Jiangxi Shangrao	12,081	-	5,324	6,757	-	-	-	-
Anhui Bengbu	2,733	-	1,204	1,529	-	-	-	-
Zhejiang JinHua	2,733	-	1,204	1,529	-	-	-	-
Total	$17,993,467	$2,072,010	$11,554,072	$4,367,385	$17,678,913	$2,076,767	$7,309,516	$8,292,630

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The advances paid above are derived from funds advanced to the Company’s franchisees as working capital to support its operations. Such advances are due within 18 months.

Accounts payable to related parties’ franchisees comprised of the following:

	October 31,	October 31,
	2023	2022
Yudu Jiuzi New Energy Automobile Co., Ltd.	6,970	6,986
Total	6,970	6,986

Accounts payable above derived from vehicles purchased by the Company from the franchisees as inventory on a needed basis without any special payment terms.

Contract liability – related party comprised of the following:

	October 31,	October 31,
	2023	2022
Current Portion
Unearned franchise fee	15,466	-
Customer deposit	49,200	21,529
	64,666	21,529
Non-current Portion
Unearned franchise fee	-	150,494
Total, net	64,666	172,023

Jiuzi Holdings, Inc.
Notes to the Financial Statements

Unearned franchise fee comprised of the following:

	October 31,	October 31,
	2023	2022
Unearned franchise fee – current
Zhejiang Hangzhou Xiaoshan Agent	2,050	2,877
Hunan Changsha Yuelu Agent	2,118	2,945
Hunan Yueyang Xiangyin Agent	2,118	2,945
Hunan Yueyang Yueyang Lou Agent	2,118	2,945
Guangdong Zhongshan City Agent	7,062	9,817
	15,466	21,529
Unearned franchise fee – non-current
Guizhou 320 Automobile Service Co., LTD	-	13,698
Yongkang Yijie Automobile Trading Co., LTD	-	21,004
Ningbo Jinhui Internet Technology Service Co., LTD	-	5,250
Xingtai Wanhua Botian Automobile Trading Co., LTD	-	3,219
Zhejiang Hangzhou Xiaoshan Agent	-	2,055
Hunan Changsha Yuelu Agent	-	2,123
Hunan Yueyang Xiangyin Agent	-	2,123
Hunan Yueyang Yueyang Lou Agent	-	2,123
Guangdong Zhongshan City Agent	-	7,077
Hunan Yueyang Miluo Agent	-	2,328
Henan Luohe Yancheng Agent	-	2,740
Guangdong Foshan Shunde Agent	-	4,109
Chongqing Banan Agent	-	1,370
Zhejiang Hangzhou Gongshu Agent	-	798
Jiangsu Jingjiang Agent	-	2,740
Shanghai Fengxian Agent	-	2,740
Chengdu municipal level Agent	-	71,230
Zhejiang Jiaxing Nanhu Agent	-	2,397
Hunan Hengyang Agent	-	1,370
	-	150,494
Total	15,466	172,023

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

Related parties receivables comprised of the following:

	October 31,	October 31,
	2023	2022
Mr. Bo Bai	23,165	-
Jiuzi Haoche (Hangzhou) Automotive Service Co., Ltd	846	-
Mr. Xuemei Rang	146,233	-
Mr. Shuibo Zhang	80,496	13,556
Mr. Qi Zhang	3,753	22,922
Mr. Ruchun Huang	30,432	30,675
Zhejiang Jiuzi New Energy Network Technology Co., Ltd	188,738	-
Total	473,663	67,153

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $23,165 and nil, respectively, from Mr. Bo Bai, the Company’s shareholder, director, and officer. The amount was advanced to Mr. Bai for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $846 and nil, respectively, from the Company’s shareholder, Jiuzi Haoche (Hangzhou) Automotive Service Co., Ltd. (“Haoche”). The amount was for the space rental and utilities Haoche should be paid to the company. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $146,233 and nil, respectively, from Mr. Xuemei Rang, the Company’s shareholder, director, and officer. The amount was advanced to Mrs. Rang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $80,496 and $13,556, respectively, from Mr. Shuibo Zhang, the Company’s shareholder, director, and officer. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $3,753 and $22,922, respectively, from Mr. Qi Zhang, the vice president of marketing department. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing and due on demand without a specified maturity date.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $30,432 and $30,675, respectively, from Mr. Ruchun Huang, the Shangli Jiuzi New Energy Vehicle Co., Ltd.’s legal representative. The amount was advanced to Mr. Huang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $188,738 and nil, respectively, from Zhejiang Jiuzi New Energy Network Technology Co., Ltd, the Shangli Jiuzi New Energy Vehicle Co., Ltd.’s legal representative. The amount was advanced to the company for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

Related parties payables comprised of the following:

	October 31, 2023	October 31, 2022
Zhejiang Jiuzi New Energy Network Technology Co., Ltd	416,603	-
Mr. Shuibo Zhang	326,375	-
Mr. Ligui Xu	6,833	6,849
Mr. Jialiang Zhang	14	-
Total	749,825	6,849

As of October 31, 2023 and October 31, 2022, the Company has an outstanding receivable of $416,603 and $nil, respectively, from Zhejiang Jiuzi New Energy Network Technology Co., Ltd, former controlled subsidiary of the Company. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding payable of $326,375 and $nil, respectively, from Mr. Shuibo Zhang, the Company’s shareholder, director, and officer. The amount was advanced by Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding payable of $6,833 and $6,849, respectively, to Mr. Ligui Xu, the Company’s subsidiary legal representative officer. The amount was advanced by Mr. Xu for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of October 31, 2023 and October 31, 2022, the Company has an outstanding payable of $14 and nil, respectively, to Mr. Jialiang Zhang, the Company’s subsidiary legal representative officer. The amount was advanced by Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 11 – DEFERRED INCOME AND OTHERS LONG TERM LIABILITIES

Deferred income comprised of the following government grants which have not yet been earned:

	October 31,	October 31,
	2023	2022
Subsidy for the maintenance and repair of the office	172,883	236,290
Total	172,883	236,290

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

Operating lease expenses of office and retail store were $180,925, $241,498 and $83,639 for the years ended October 31, 2023, 2022 and 2021, respectively.

The Company has three operating leases for multiple vehicles. The leases have different leasing periods which are from June 1, 2022 to June 30, 2025. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC which is approximately 4.45%. The Company subleases vehicles to third party and recognizes revenues over time which is ratably on a monthly basis over the lease period according to the lease agreement.

Operating lease cost for the subleases of vehicles were $30,088, $16,065 and $nil for the years ended October 31, 2023, 2022 and 2021, respectively.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

Year Ended
Lease Cost	October 31, 2023
Operating lease cost (included in general and administrative expenses and cost in the Company’s statement of operations)	$226,057

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$222,296
Weighted average remaining lease term – operating leases (in years)	2.57
Average discount rate – operating lease	4.70%

The supplemental balance sheet information related to leases is as follows:

	October 31,	October 31,
Operating leases	2023	2022
Right-of-use assets	$540,172	$725,903

Operating lease liabilities	$391,092	$768,185

Jiuzi Holdings, Inc.
Notes to the Financial Statements

The undiscounted future minimum lease payment schedule as follows:

For the years ending October 31,	Amounts
2024	222,296
2025	203,491
2026	-
Total	425,787

NOTE 13 – CONVERTIBLE DEBENTURES

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

On December 30, 2022 (the “Maturity Date”), the outstanding balance of the convertible debenture dated December 2, 2021 in the amount of $1,300,000 principal, plus accrued and unpaid interest thereon) were due for payment. The Company and the Debenture Holder agreed to an extension (the “Extension”) that extends the Maturity Date to June 30, 2023, pursuant to which the Company shall repay the outstanding balance in cash through monthly payments beginning on January 6, 2023 and continue on the same day of each successive month, with each monthly payment equals to the sum of $216,667 of principal, the redemption premium and the accrued and unpaid interest on the Convertible Debentures as of each payment date. In addition, if the Company completes any financing transaction with gross proceeds of in excess of $250,000, the Company shall pay to the Debenture Holder as an optional redemption but no more than 50% of the total proceeds, an amount up to the total amount outstanding under the Convertible Debentures.

The outstanding convertible debenture were $nil and $2,835,400 as of October 31, 2023 and October 31, 2022, respectively.

Interest expenses were $137,701, $1,337,377 and negative $11 for the years ended October 31, 2023, 2022 and 2021, respectively.

NOTE 14 – TAXES PAYABLE

Taxes payable comprised of the following:

	October 31,	October 31,
	2023	2022
Value-added tax, net	868,805	888,933
Company Income tax	1,702,093	1,641,952
Other taxes	115,981	112,382
Total	2,686,879	2,643,268

NOTE 15 – CONTRACT LIABILITY

Contract liability comprised of the following:

	October 31,	October 31,
	2023	2022
Customer deposit for car purchase	1,047,079	1,343,442
Total, net	1,047,079	1,343,442

Contract liability – related party See Note 10 for details.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

NOTE 16 – SHAREHOLDERS’ EQUITY

As of October 31, 2023 and October 31, 2022, the Company had 4,065,609 and 1,363,629 shares issued and outstanding.

On October 31, 2020, pursuant to a special resolution adopted by its shareholders to amend and restate the memorandum and articles of associations, the Company conducted a subdivision of its par value with each share of a par value of $0.09 of the authorized share capital of the Company (including issued and unissued share capital) be subdivided into 5 shares of a par value of $0.018 each (the “Share Subdivision”). Immediately following the Share Subdivision, the authorized share capital of the Company was $27,778 divided into 2,777,778 shares of a par value of $0.018 each, and the total issued and outstanding shares were 277,778.

Subsequent to the Share Subdivision, the Company increased its authorized share capital from 2,777,778 shares to 8,333,333 shares with a par value of $0.018 per share, and issued a stock dividend on 2 for 1 on post-Share Subdivision basis, whereby each shareholder holding 1 share of the 277,778 shares outstanding immediately preceding this stock dividend was issued an additional 2 shares; therefore, a total of 555,556 shares were issued; immediately following this transaction, there were a total of 833,333 shares issued and outstanding. All shares and per share amounts for all periods presented herein have been adjusted to reflect the Share Subdivision and stock dividend as if it had occurred at the beginning of the first period presented.

On May 20, 2021, we issued 288,889 ordinary shares to the investors in connection with the closing of the initial public offering at the offering price of $90.00 per share.

On October 28, 2022, the Company issued 11,111 ordinary shares to a non-related party as service compensation for $60,000

For the year ended October 31, 2022, the Company also issued 162,138 ordinary shares for conversion of note payable in the amount of $2,236,684.

For the years ended October 31, 2023, the Company issued 598,943 ordinary shares for conversion of note payable in the amount of $1,720,800, issued 1,925,259 ordinary shares for net cash proceeds in the amount of $3,568,599, and issued 177,778 ordinary shares for compensation in the amount of $ 2,717,326.

Reverse Stock Split

On July 7, 2023, our Board of Directors declared a reverse share split at a ratio of 1-for-18 for shares having a par value of $0.001 per share with effect from July 10. Following the reverse split, the shares will have a par value of $0.018 per share. There was no effect on total stockholders’ equity. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the reverse stock split. All shares and per share data have been retroactively restated to reflect reverse stock split effected on May 10, 2024.

Private Placement

On April 28, 2023, the Company entered into a Subscription Agreement with selected accredited investors (collectively, the “Investors”). Pursuant to the Subscription Agreement, the Company has agreed to issue and sell to the Investors an aggregate of 8,000,000 units at a price of $0.15 per unit for an aggregate purchase price of $1,200,000 in a private placement.

Each unit is comprised of one (1) ordinary share, par value $0.001 per share (the “Ordinary Share”), and five (5) warrants to purchase one Ordinary Share (collectively, the “Warrants”). Each Warrant is exercisable to purchase one Ordinary Share at a price of $0.35 per share at any time from six (6) months after the closing (November 5, 2023).

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The closing occurred on May 5, 2023, and the Company received proceeds of $1.2 million.

On September 12, 2023, the Company entered into a securities purchase agreement with certain non-affiliated accredited institutional investors pursuant to which the Company agreed to sell an aggregate of 62,242 restricted ordinary shares , par value $0.018 per share, of the Company for gross proceeds of $66,600. The Offering closed on September 18, 2023.

On October 20, 2023, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons”, pursuant to which the Company agreed to sell an aggregate of 113,636,360 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.018 per share and a warrant to purchase three Shares with an initial exercise price of $1.10, at a price of $0.44 per Unit, for an aggregate purchase price of approximately $50 million. The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.10, for cash. The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The Offering closed on December 21, 2023.

NOTE 17 – SEGMENTS AND GEOGRAPHIC INFORMATION

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

Sales revenues comprised of the following:

	Years Ended
	October 31,		October 31,		October 31,
	2023		2022		2021
NEVs sales	4,507,550	76%	5,615,944	95%	1,192,558	13%
Franchisees service revenues	1,334,705	23%	283,763	5%	8,093,070	87%
Other service revenues	88,745	1%	23,595	-%	-	-%
Total	5,931,000	100%	5,923,302	100%	9,285,628	100%

Direct costs comprised of the following:

	Years Ended
	October 31, 2023		October 31, 2022		October 31, 2021
NEVs sales	4,540,944	99%	5,607,623	89%	1,344,742	28%
Franchisees service revenues	380	-%	693,143	11%	3,509,493	72%
Other service revenues	51,147	1%	16,065	-%	-	-
Total	4,592,471	100%	6,316,831	100%	4,854,235	100%

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Gross profit (loss) comprised of the following:

	Years Ended
	October 31, 2023		October 31, 2022		October 31, 2021
NEVs sales	(33,394)	(2)%	8,321	(2)%	152,184	(3)%
Franchisees service revenues	1,334,325	100%	(409,380)	104%	4,583,577	103%
Other service revenues	37,598	2%	7,530	(2)%	-	-%
Total	1,338,529	100%	(393,529)	100%	4,431,393	100%

NOTE 18 – INCOME TAX

The Company is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The net taxable income (losses) before income taxes and its provision for income taxes comprised of the following:

	Years Ended
	October 31, 2023	October 31, 2022	October 31, 2021
Income (loss) attributed to China	(9,787,522)	(16,361,708)	1,139,666
PRC statutory tax rate	25%	25%	25%
Income tax expense at statutory rate	-	-	284,917
Reconciliation	66,250	(71)	254,914
Income tax expense/ (benefit)	66,250	(71)	539,831

NOTE 19 – COMMITMENTS AND CONTINGENCIES

The Company has filed civil claim suits against certain vendors for failing to deliver the purchased vehicles according to the terms of the agreements. The Company demands the vendors to refund the advance paid and to compensate the Company for liquidated damages. The details are shown as follows.

Suppliers (Defendant)	Status of the case	Amount involved (USD equivalent)
Shanghai Aichi Yiwei Automobile Sales Co., Ltd.	Successful	172,644
Hangzhou Shicheng Automobile Trading Co., Ltd.	Successful	303,413
Hengyang Jiuziming Chehui Automobile Sales and Service Co., Ltd.	Successful	36,907
Jiangsu Yakai Automobile Sales and Service Co., Ltd.	Out-of-court settled	368,989
Shengzhou Baiyuanhui New Energy Automobile Technology Co., Ltd.	Successful	1,825,816
Nanning Huangyang Automobile Sales Co., Ltd.	Successful	100,949
Nanning Huangyang Automobile Sales Co., Ltd.	Successful	75,392
Nanning Huangyang Automobile Sales Co., Ltd.	Successful	48,592
Nanning Huangyang Automobile Sales Co., Ltd.	Successful	17,338
Guangxi Runyin Auto Sales Co., Ltd.	Successful	147,041
Gui’an New District Xinte Electric Vehicle Industry Co., Ltd.	Successful	27,333
Total		3,124,414

Jiuzi Holdings, Inc.

Notes to the Financial Statements

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

The concentration on sales revenues generated by customers type comprised of the following:

	Years Ended
	October 31, 2023		October 31, 2022		October 31, 2021
Third party sales revenues	1,537,964	26%	4,885,750	82%	1,192,558	13%
Related party sales revenues	2,969,586	50%	596,198	10%	-	-%
Third party franchise revenues	-	-%	229,818	4%	251,359	3%
Related party franchise revenues	1,334,705	23%	53,945	1%	7,841,711	84%
Third party other revenues	56,670	1%	159,589	3%	-	-%
Related party other revenues	32,075	-%	-	-%	-	-%
Total	5,931,000	100%	5,923,302	100%	9,285,628	100%

The concentration of sales revenues generated by third-party customers comprised of the following:

	Years Ended
	October 31, 2023		October 31, 2022		October 31, 2021
Customer A	749,439	13%	-	-%	-	-%
Customer B	264,723	4%	-	-%	-	-%
Customer E	-	-%	-	-%	408,577	30%
Customer F	-	-%	-	-%	799,865	59%
Customer G	-	-%	-	-%	72,513	5%
Customer H	-	-%	697,056	10%	-	-%
Total	1,014,162	17%	697,056	10%	1,280,955	94%

NOTE 21 – DISPOSAL OF SUBSIDIARY

On August 4, 2023, the Company completed the disposal of its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Network Technology Co., Ltd (“Jiuzi New Energy”), pursuant to a sale agreement for a total consideration of $151,580. The Company recognized a gain of $619,121 on the disposal which was primarily attributed to the fact that Jiuzi New Energy had a net asset deficit at the time of disposal.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 22 – SUBSEQUENT EVENTS

Results of the 2023 Extraordinary General Meeting of Shareholders

The Company held its 2023 extraordinary general meeting of shareholders on November 30, 2023. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Authorized Share Increase

The authorized share capital of the Company be increased from US$150,000.00 divided into 1,000,000,000 shares each of a par value of US$0.00015 each.

2. Disposition

To approve by a special resolution the proposed sale of our subsidiary, Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. to Mr. Shuibo Zhang, the current Chairman of the Board of Directors, for a purchase price of US$6,000.

3. M&AA Amendment

To approve and adopt as a special resolution the Third Amended and Restated Memorandum and Articles of Association of the Company.

4. Private Placement

To ratify and approve as an ordinary resolution the issuance of 113,636,360 units, each unit consisting of one ordinary share and a warrant to purchase three ordinary shares, pursuant to certain securities purchase agreement dated October 20, 2023 in a private placement to certain “non-U.S. Persons” as defined in Regulation S.

Registration Statement Withdrawal

On March 20, 2024, the Company withdrew its Registration Statement on Form F-3 (Fie No. 333-276669) filed with the Securities and Exchange Commission on March 20, 2024, together with all exhibits thereto. The Company confirms to the Commission that no securities under the Registration Statement have been sold.

Change in Registrant’s Certified Accountant

On February 7, 2024, the audit committee of the board of directors of the Company approved the dismissal of WWC.P.C. as the Company’s independent registered public accounting firm, effective immediately. On February 7, 2024, the Audit Committee approved the engagement of Audit Alliance LLP (“AA”) as the Company’s independent registered public accounting firm, effective immediately. The Audit Committee also approved AA to act as the Company’s independent registered public accounting firm for the fiscal year ended October 31, 2023.

In deciding to engage AA, the Audit Committee of Board of Directors reviewed auditor independence and existing commercial relationships with AA, and concluded that AA has no commercial relationship with the Company that would impair its independence.

During the two most recent fiscal years and through the subsequent interim period preceding AA’s engagement, the Company has not consulted with AA regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that AA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Registration Statement on Form S-8

On January 18, 2024, the Company filed a registration statement on Form S-8 with the Securities and Exchange Commission relating to the registration under the United States Securities Act of 1933, of up to 17,600,000 ordinary shares, par value US$0.00015 per share, issuable under its 2024 Equity Incentive Plan dated as of 12 January 2024 approved by the Board of Directors of the Company on January 12, 2024.

Results of the 2024 Extraordinary General Meeting of Shareholders

The Company held its 2024 extraordinary general meeting of shareholders on February 15, 2024. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Share Capital Increase

The shareholders approved by an ordinary resolution, the increase of the authorised share capital of the Company by the sum of US$9,600,000 by the creation of 64,000,000,000 shares of par value of US$0.00015 each, such that the total authorised share capital of the Company is US$9,750,000 divided into 65,000,000,000 Shares of par value US$0.00015 each.

2. Share Consolidation

The shareholders approved by an ordinary resolution, immediately following the Share Capital Increase, a share consolidation or reverse stock split, of the Company’s ordinary shares at a ratio of one-for-thirteen such that each thirteen ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorised share capital will be US$9,750,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00195 each.

The Board of Directors passed resolutions on May 10, 2024, to establish this date as the effective date for share splits.

3. M&AA Amendment

The shareholders approved and adopted as a special resolution the Fourth Amended and Restated Memorandum and Articles of Association of the Company, to reflect the increase of authorised share capital and number of authorized shares, and that the Amended M&AA be and hereby are, approved and adopted with immediate effect in substitution for the current Amended and Restated Memorandum and Articles of Association.

Closing of Private Placement

The Company entered into certain securities purchase agreement October 20, 2023 with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 113,636,360 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.018 per share and a warrant to purchase three Shares with an initial exercise price of $1.10, at a price of $0.44 per Unit, for an aggregate purchase price of approximately $50 million.

On November 30, 2023, the Company held its 2023 extraordinary general meeting of shareholders, pursuant to which the shareholders of the Company approved, including, among other things, the SPA and the Offering.

On December 21, 2023, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA. The proceeds from the Offering will be used for the Company’s working capital and general corporate purposes.

Non-binding Acquisition Agreement

On April 3, 2024, the Company entered into a non-binding agreement with the owner of Shenzhen Maigesong Electric Technology Co., Ltd.(“Maigesong”) to acquire 100% of the issued and outstanding shares of Maigesong.

NOTE 23 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries, the VIE, and the VIE’s subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of October 31, 2023, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As of October 31,
	2023	2022
ASSETS
Cash and cash equivalents	$76,524	$2,000,446
Other receivables and other current assets	1,275,000	-
Due from related parties	12,782,339	10,878,595
TOTAL CURRENT ASSETS	14,133,863	12,879,041
TOTAL ASSETS	14,133,863	12,879,041

LIABILITIES AND SHAREHOLDERS’ EQUITY
Convertible debenture	$-	$2,835,400
Due to a related party	4,232	4,232
Loss in excess of investments in subsidiaries, VIEs and VIEs’ subsidiaries	9,830,315	3,958,189
TOTAL CURRENT LIABILITIES	$9,834,547	$6,797,821
TOTAL LIABILITIES	9,834,547	6,797,821

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00195 par value; (150,000,000 shares authorized, 4,065,609 and 1,363,640 shares issued and outstanding as of October 31, 2023 and 2022, respectively)	73,181	24,545
Additional paid-in capital	23,402,322	15,444,233
Statutory reserve	891,439	891,439
Accumulated deficit	(18,613,357)	(9,224,810)
Accumulated other comprehensive loss	(1,454,269)	(1,054,187)
TOTAL SHAREHOLDERS’ EQUITY	4,299,316	6,081,220
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,133,863	$12,879,041

Condensed Statements of Income

	For the years ended October 31,
	2023	2022	2021

Selling and marketing expense	$1,673,100	$-	$-
General and administrative expenses	1,984,035	3,201,282	529,970
Interest income	(3,407)	(1,886)	(9)
Interest expense	262,774	1,337,159	-
Loss from operation	3,916,502	4,536,555	529,961
Other income:
Share of (loss) gain of subsidiaries, consolidated VIE and VIE’s subsidiaries	(5,472,046)	(12,295,546)	1,307,998

(Loss) gain before income tax expense	(9,388,548)	(16,832,101)	778,037
Income tax expense	-	-	-
Net (loss) income	$(9,388,548)	$(16,832,101)	$778,037
Other Comprehensive loss
Foreign currency translation (loss) income	(405,772)	(1,596,992)	475,715
Total comprehensive income	$(9,794,320)	$(18,429,093)	$1,253,752

Condensed Statements of Cash Flows

	For the years ended October 31,
	2023	2022	2021

Net cash used in operating activities	$(2,288,775)	$(3,190,669)	$(529,961)
Net cash (used in) provided by investing activities	(1,903,746)	(2,525,388)	(8,353,208)
Net cash (used in) provided by financing activities	2,268,599	3,786,200	12,813,472
Effect of exchange rate changes
Net decrease in cash and cash equivalents and restricted cash	(1,923,922)	(1,929,857)	3,930,303
Cash and cash equivalents and restricted cash, at beginning of year	2,000,446	3,930,303	-
Cash and cash equivalents and restricted cash, at end of year	76,524	2,000,446	3,930,303

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JIUZI HOLDINGS INC.

By:	/s/ Tao Li
	Name:	Tao li
	Title:	Chief Executive Officer

Date: May 17, 2024