Form 20-F
period 2024-10-31
Jiuzi Holdings, Inc.
filed 2025-03-03
CIK 1816172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,011,389 ordinary shares issued and outstanding as of October 31, 2024.

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

ii

Our business is conducted by Shenzhen Jiuzi New Energy Holdings Group Co., Ltd., (“Shenzhen Jiuzi”), our PRC subsidiary using Renminbi, or RMB, the official currency of China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars (“$” or “US$”), determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). This annual report on 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Year Ended	For the Year Ended
	October 31, 2024	October 31, 2023
Period Ended USD:RMB exchange rate	7.1178	7.3171
Period Average USD:RMB exchange rate	7.1855	7.0590

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

ITEM 3. KEY INFORMATION

Our holding company structure involves unique risks to investors. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. If the Chinese regulatory authorities disallow our holding company structure in the future, it will likely result in a material change in our financial performance, our operations and our results of operations and/or the value of our ordinary shares, which could cause the value of such securities to significantly decline or become worthless. For a detailed description of the risks relating to our holding company structure, doing business in the PRC, and the offering as a result of the structure, see “Risk Factors - Risks Related to Our Corporate Structure,” and “Risk Factors - Risks Related to Doing Business in China” on pages 17 and 20 of item 3. D of this annual report.

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

As of the date of this annual report, our Company and our subsidiaries have not distributed any earnings, and there has been no distribution of dividends or assets among the holding company and the subsidiaries. Our Company, our and subsidiaries do not have any plan to distribute earnings in the foreseeable future. As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. No transfers, dividends, or distributions have been made to date between the holding company, the subsidiaries, and the former consolidated VIEs, or to investors. However, if we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from Zhejiang Jiuzi New Energy Vehicles Co., Ltd., or Zhejiang Jiuzi, by way of dividend payments. To the extent cash or assets in the business in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors - Risks Related to Our Ordinary Shares - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.” beginning on page 47 of this annual report.

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

Cash is transferred through our organization in the manner as follows: (i) Jiuzi may transfer funds to the Shenzhen Jiuzi, through its Hong Kong subsidiary, Jiuzi (HK) Limited, or Jiuzi HK, by additional capital contributions or shareholder loans, as the case may be; (ii) Shenzhen Jiuzi may make dividends or other distributions to us through Jiuzi HK. Jiuzi is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Jiuzi HK is also permitted under the laws of Hong Kong to provide funding to Jiuzi through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Jiuzi HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiaries through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. Relying upon the opinion of our PRC counsel, Zhejiang Taihang Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries. The Company’s subsidiaries in the PRC have not transferred any earnings or cash to the Company to date.

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

Neither we nor our subsidiaries are currently required to obtain approval from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S exchanges or issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, if we falsely and inadvertently conclude that such approvals are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approval in the future. For more detailed information, see “Risk Factors — Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 29 of this annual report.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $(871,526) and $(1,477,025) as of October 31, 2024 and 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity at October 31, 2024 and 2023 were translated at RMB7.1178 and RMB 7.3171 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended October 31, 2024 and 2023 were 7.1855 RMB and RMB 7.0590 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

Most all-electric vehicles can last 100-200 miles on a single full charge. However, many factors will accelerate the power consumption and shorten the cruising range, including external temperatures, the use of radio or air-conditioning systems, elevated terrain, and constant acceleration and braking. Though a single fully charged electric vehicle is well situated to journeys within cities and suburbs, its cruising range is still much less than a gasoline car that typically runs 350-400 miles on a full tank of gas. Furthermore, the speed at which the battery can be recharged differs between electric vehicles. Generally, refueling a gasoline car takes a few minutes while recharging an electric vehicle can take 25-60 minutes using fast chargers and several hours with slower chargers, depending on the battery size and charging speed. Under extreme weather conditions, the range   of battery charging time plummets dramatically. If the manufacturers fail to address the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged, we may be failed to attract new NEV buyers. It may also adversely impact our financial condition and results of operations.

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

For example, the Chinese cybersecurity regulator announced on July 2, 2021    that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore  and is subject to inspection by the PCAOB on a regular basis with the latest inspection in September 2024.

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

Risks Related to Our Ordinary Shares

Our Chairman of the Board Shuibo Zhang has significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

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

4.B. Business overview

We commit our core competencies in the renewable energy sector with driving innovation. We enter into trade business with a focus on sales of new energy batteries including design, commissioned processing, transportation and packaging, sales of electrical equipment, mobile phone accessories and other products. In future, we will focus on sales and production of electric two wheelers, three wheelers and slow-speeding cars in Southeast Asia.

Our revenues consist of (i) Sales of new energy batteries, including production, transportation, and packaging, primarily in the mainland Pearl River Delta region;

(ii) Sales and production of electric vehicles in Southeast Asia, including two-wheelers, three-wheeled electric scooters, and slow-speed vehicles.

Industry Overview

The new energy battery industry (primarily including power batteries and energy storage batteries) has become one of the core drivers of global energy transformation and green economic development in recent years. With the rapid adoption of electric vehicles (EVs) and the accelerated development of renewable energy, the new energy battery industry is experiencing unprecedented growth opportunities. Below is an overview of the new energy battery industry, covering market size, technological trends, key players, driving factors, and challenges.

1.	Market Size and Growth

-	Global Market: According to data from multiple market research institutions, the global power battery market size exceeded $100 billion in 2022 and is expected to grow to over $500 billion by 2030, with a compound annual growth rate (CAGR) of more than 20%.

-	Chinese Market: China is the largest new energy battery market globally, accounting for over 50% of the global market share. In 2022, China’s power battery installations surpassed 300GWh, and this figure is projected to exceed 1000GWh by 2025.

-	Energy Storage Market: Energy storage batteries represent another significant growth area in the new energy battery industry. With the rapid development of renewable energy sources such as solar and wind power, the demand for energy storage batteries has surged. The global energy storage battery market is expected to exceed $100 billion by 2030.

2.	Driving Factors

-	Rapid Adoption of Electric Vehicles: Governments worldwide have announced timelines to phase out internal combustion engine vehicles (e.g., the EU’s 2035 ban), driving explosive growth in EV demand.

-	Renewable Energy Development: The rapid expansion of renewable energy sources like solar and wind power has created substantial demand for energy storage batteries.

-	Policy Support: Governments are supporting the new energy battery industry through subsidies, tax incentives, and other policies. Examples include China’s “Dual Credit” policy and the U.S. Inflation Reduction Act (IRA).

-	Technological Advancements: Improvements in battery energy density and cost reductions (lithium-ion battery costs have dropped by over 80% in the past decade) have facilitated the widespread adoption of new energy batteries.

-	Growing Environmental Awareness: Increasing consumer and corporate focus on environmental protection and sustainable development has driven demand for new energy batteries.

3.	Future Outlook

-	Continued Market Expansion: As demand for electric vehicles and energy storage grows, the new energy battery industry will maintain rapid growth.

-	Accelerated Technological Innovation: New technologies such as solid-state batteries and sodium-ion batteries are expected to commercialize within the next decade, reshaping the industry landscape.

-	Globalized Production Layout: Battery companies will expand production capacity globally to be closer to markets and reduce supply chain risks.

-	Circular Economy and Sustainable Development: Battery recycling and resource reuse will become critical industry trends, promoting a green economy.

The new energy battery industry is in a phase of rapid development, driven by technological innovation, policy support, and market demand. In the future, as technology advances and the industry chain matures, new energy batteries will play an increasingly important role in the global energy transition.

Our Growth Strategies

Through our PRC Operating Subsidiaries, we aim to build an operating system where the headquarters effectively empowers franchisees with our brand recognition, client base, financial support, and operational and logistical assistance. Our growth strategies include the following:

1.	Continue Brand Building and Franchise Store Expansion

We plan to establish subsidiaries or operational outlets in key new energy cities across mainland China to enhance our brand presence. Currently, we have set up subsidiaries in Shenzhen, Beijing, and Hong Kong. The next step is to open operational sites and marketing channels in cities such as Hangzhou, Guangzhou, and Hefei. This will help increase our brand influence and create a scale effect.

2.	Market Expansion and Diversified Applications

-	Establish Long-term Partnerships with Major Automakers: Become a core battery supplier for leading automotive companies while also focusing on niche markets such as commercial vehicles and two-wheelers.

-	Seize Opportunities in Renewable Energy: Expand into the home energy storage, commercial and industrial energy storage, and grid-level energy storage markets.

-	Explore Emerging Applications: Investigate the potential of batteries in emerging fields such as electric ships, electric aircraft, and drones.

3.	Collaboration and Ecosystem Development

-	Deep Collaboration with Automakers: Jointly develop customized battery solutions with automotive companies to enhance product competitiveness.

-	Build an Industrial Ecosystem: Collaborate with material suppliers, equipment manufacturers, and recycling companies to create synergies, reduce costs, and mitigate risks.

Supply Chain

The supply chain for new energy batteries (such as power batteries and energy storage batteries) is a complex and highly specialized system, involving multiple stages from raw material extraction to the delivery of the final product. Currently, our company’s battery business primarily serves the electric vehicle (EV), energy storage systems, and consumer electronics sectors.

Key Application Areas:

-	Electric Vehicles: Power batteries are the core component of electric vehicles, accounting for 30%-40% of the total vehicle cost.

-	Energy Storage Systems: Including home energy storage, commercial and industrial energy storage, and grid-level energy storage.

-	Consumer Electronics: Such as mobile phones, laptops, drones, and other devices.

Given our company’s long-term experience and established network in the new energy market, we analyze market demand and identify suitable manufacturers or agents to produce batteries branded with our company logo. After signing a contract, we typically provide an advance payment of 30%-50%, and the production cycle usually takes about 1-2 weeks, depending on the size of the order. Once the batteries are received, they are inspected and inventoried at our company warehouse before being shipped to customers who have placed sales orders.

Marketing and Branding

To effectively promote our new energy battery brand and enhance market recognition and customer trust, we will establish subsidiaries or operational outlets in key market regions such as Shenzhen, Beijing, Hangzhou, Hefei, and Chongqing. Our marketing and branding strategies will focus on the following approaches:

1.	Define Target Markets and Customer Segments

-	B2B Customers: Target customers include electric vehicle (EV) manufacturers, energy storage system integrators, and energy companies. Marketing focus: Emphasize technical advantages, reliability, cost-effectiveness, and long-term partnership value.

-	B2C Customers: Target customers include EV owners and home energy storage users. Marketing focus: Highlight product performance, safety, environmental benefits, and cost efficiency.

2.	Industry Exhibitions and Partnerships

-	Participate in Industry Exhibitions, Attend major industry events such as the China International Battery Fair (CIBF) and New Energy Vehicle Exhibitions. Showcase the latest products and technologies to connect with potential customers and partners.

-	Collaborate with Automotive and Energy Companies, Establish strategic partnerships with EV manufacturers and energy storage system integrators to become their preferred battery supplier. Conduct joint branding campaigns to enhance market influence.

3.	International Market Expansion

-	Localized Marketing Strategies

-	Tailor marketing strategies to local market demands and cultural characteristics when entering international markets. For example, emphasize environmental sustainability in European markets and focus on technological innovation and performance in North American markets.

-	International Certifications and Standards: Obtain international certifications (e.g., UL, CE) and comply with local standards to enhance brand competitiveness in global markets.

By implementing these strategies, we aim to effectively promote our new energy battery brand, increase market awareness, and build customer trust. We will combine our technical strengths with customer needs while leveraging innovative marketing approaches and high-quality service experiences to establish long-term brand loyalty.

Competitive Advantages

As the global population continues to grow and industrialization accelerates, the issue of energy scarcity is becoming increasingly prominent. The emergence of new energy batteries can effectively alleviate this problem and promote sustainable economic development. New energy batteries have long been regarded as a crucial component of sustainable development and have been vigorously promoted by many countries. By utilizing new energy batteries, we can reduce environmental pollution and energy consumption, thereby implementing sustainable development strategies.

We believe our primary competitive factors are:

1.	Early Market Entry and Brand Recognition: We entered the industry relatively early and have gradually increased brand awareness through marketing and promotional activities. Due to our competitive pricing and a wide range of new energy vehicle options in third- and fourth-tier cities, we have gained recognition from both consumers and industry peers. As a result, we have accumulated substantial resources in the new energy vehicle industry, which is the largest demand sector for batteries and related industries.

2.	Geographical and Industrial Chain Advantages in the Pearl River Delta Region: The Pearl River Delta region, particularly Shenzhen, offers unique geographical and market advantages. In the past, one out of every four mobile phones globally was produced in Shenzhen. Today, one out of every six new energy vehicles comes from Shenzhen-based companies. Both mobile phones and new energy vehicles rely on a common energy source—lithium batteries. The small lithium battery has given rise to a massive battery materials industry chain, which has become a critical “lifeline” connecting Shenzhen’s industrial rise across different eras. As a significant “Battery Capital” in China, Shenzhen has completed a transformative leap from consumer battery production to power battery production, achieving comprehensive coverage from upstream battery materials to downstream applications. The Shenzhen Advanced Battery Materials Industry Cluster has been selected as part of the “National Advanced Manufacturing Cluster” by the Ministry of Industry and Information Technology, making it one of the four Shenzhen clusters to join the “national team.” Our company will leverage this unparalleled market advantage to achieve rapid growth.

3.	Global Network Expansion and Resource Integration: Leveraging the platform of a publicly listed company, we have expanded our global network, further integrating resources and demand. This has allowed us to reduce channel costs and enhance operational efficiency.

These competitive advantages position us strongly in the new energy battery industry, enabling us to capitalize on the growing demand for sustainable energy solutions and drive future growth.

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

Regulations on Commercial Franchise

Regulations on Product Liability

In China, commercial franchise activities in the new energy sector are primarily regulated by the “Regulations on the Administration of Commercial Franchise Operations” (State Council Order No. 485) and its supporting regulations. Additionally, the new energy industry involves specific regulations in the fields of energy, environmental protection, and electricity. Franchisors are required to register with the competent commercial authorities and disclose information such as business resources and service capabilities. They must provide franchisees with truthful and complete information (e.g., business model, costs, risks, etc.). Furthermore, franchise contracts must clearly stipulate terms regarding duration, fees, intellectual property, termination conditions, etc. Meanwhile, the “Regulations on the Administration of Electric Power Business Licenses” stipulate that if the business involves power generation or supply, a license issued by the National Energy Administration is required.

Commercial franchise activities in the field of new energy batteries (such as power batteries, energy storage batteries, etc.) must comply with both the general rules of the “Regulations on the Administration of Commercial Franchise Operations” and the specific regulations and standards of the new energy battery industry. The “Interim Measures for the Administration of Recycling and Utilization of Power Batteries for New Energy Vehicles” require battery manufacturers and franchise entities to establish a recycling system and fulfill the extended producer responsibility system. Franchise contracts must clearly define the division of responsibilities for battery recycling (e.g., responsibilities of manufacturers and operators).

At present, our company’s business mainly involves purchasing from manufacturers with production qualifications and meeting the above requirements, and then selling to customers. There are currently no requirements in the aforementioned aspects.

Government Policies Relating to New Energy Vehicles in the PRC

China’s new energy policy, centered around the “Dual Carbon” goals (peaking carbon emissions by 2030 and achieving carbon neutrality by 2060), drives the world’s largest energy transition through technological breakthroughs, industrial upgrades, and green financial tools. This year, there have been some adjustments to the new energy vehicle (NEV) policies, mainly reflected in the following aspects:

Subsidy Reduction and Market-Oriented Shift: The purchase subsidies for new energy vehicles will be phased out starting in 2023, while the exemption of vehicle purchase tax will be extended until the end of 2027.

Local Policy Preferences: Cities like Shanghai and Shenzhen have implemented measures such as exempting NEVs from license plate lotteries and traffic restrictions.

Expansion of Charging Infrastructure: The goal is to establish a nationwide “charging pile coverage in every township” network by 2025, with a vehicle-to-pile ratio of 2:1.

Additionally, the State Council’s “Development Plan for the New Energy Vehicle Industry (2021-2035)” clearly outlines the “Three Vertical and Three Horizontal” technology roadmap (with power batteries, drive motors, and vehicle operating systems as the three core components). The target for power battery energy density is set at 400Wh/kg, representing a 50% increase from current levels. Data from the Ministry of Industry and Information Technology shows that in 2023, the installed capacity of power batteries reached 350GWh, a year-on-year increase of 38%, highlighting the significant impact of policy-driven effects.

The current policy system is propelling China’s transformation from a “battery manufacturing powerhouse” to a “battery technology leader,” building systemic advantages in material innovation, intelligent manufacturing, and circular economy. Enterprises need to focus on the pace of technological roadmap updates, strategies for coping with carbon tariffs, and requirements for localized overseas production to seize the historic opportunities presented by the global energy transition.

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

4.C. Organizational structure

We are incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through our PRC Operating Subsidiaries, Shenzhen Jiuzi New Energy Holding Group Ltd., or Shenzhen Jiuzi.

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

Jiuzi New Energy International Holding Group (HK) Limited. (“New Energy Holding HK”) was incorporated on May 23, 2023. It was a wholly owned subsidiary of Jiuzi New York and a company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. It was mainly involved in corporate investment consulting.

Shenzhen Jiuzi New Energy Holding Group Co., Ltd. (“Shenzhen Jiuzi”) was incorporated on August 1, 2023 under the laws of the People’s Republic of China. It was a wholly owned subsidiary of New Energy Holding HK and mainly involved in sales of electrical accessories for new energy vehicles, sales of charging/battery swap infrastructure for new energy vehicles, sales of electricity chargers, operating electric charging infrastructure for new energy cars, leasing of charging control equipment, research and development of emerging energy technology, sales of new energy driven equipment, recycling wasted power battery of new energy vehicles and cascade utilization (excluding operating hazardous wastes).

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following description of our results of operations and financial condition in conjunction with the consolidated audited financial statements the years ended October 31, 2024 and 2023.

Overview

We commit our core competencies in the renewable energy sector with driving innovation. We enter into trade business with a focus on sales of new energy batteries including design, commissioned processing, transportation and packaging, sales of electrical equipment, mobile phone accessories and other products. In future, we will focus on sales and production of electric two wheelers, three wheelers and slow-speeding cars in Southeast Asia.

Our revenues consist of (i) Sales of new energy batteries, including production, transportation, and packaging, primarily in the mainland Pearl River Delta region;

(ii) Sales and production of electric vehicles in Southeast Asia, including two-wheelers, three-wheeled electric scooters, and slow-speed vehicles.

Results of Operations

Revenues

We derive our revenues from two operating segments, (i) propretaey product, and (ii) resale of sourced Equipment and accessories from third party products. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	For Years ended October 31,
	2024	%	2023	%	2022
Proprietary product	$771,917	55.13	$-	-	$-
Resales of Sourced Equipment and Accessories from Third Party	628,222	44.87	-	-	-
Total revenue	$1,400,139	100.00	$-	-	$-

Resale of Sourced Equipment and Accessories From Third Party Products

We generate the majority of our revenues from the sales of self-brand product. Our self-branded products include JZXN -branded batteries. it contributed 55.13%   of our total revenues in 2024. For the year ended October 31, 2024, revenues from our self-branded products were $0.77million.

Cost of Revenues

Our cost of revenues of self-brand product is comprised of the following:

●	material costs;

●	manufacturing and fulfillment costs of our products;

●	related expenses that are directly attributable to the production of products.

For self-brand product, we procure a variety of raw materials and components from third-party suppliers, and outsource our manufacturing and order fulfillment activities to third parties. Our product costs fluctuate with the costs of raw materials and underlying product components as well as the prices we are able to negotiate with our contract manufacturers and raw material and component suppliers. Shipping costs for raw materials and components are borne by our suppliers and contract manufacturers.

We offer a warranty ranging from 0 to 3 years. We have the obligation to either repair or replace the defect product for the customers if the product is still under warranty. At the time revenue is recognized, an estimate of warranty costs in relation to the products sold is recorded as a component of cost of revenues.

The following table sets forth our cost of revenues by segment and as a percentage of total cost of revenues for the periods indicated:

	For Years ended October 31,
	2024	%	2023	%	2022
Proprietary product	$724,933	54.59	$-		$-
Resales of Sourced Equipment and Accessories from Third Party	603,116	45.41	-		-
Total cost of revenues	$1,328,049	100.00	$-		$-

Gross Profit and Gross Margin

The following table sets forth the gross profit and gross margin by segment:

	For Years ended October 31,
	2024	%	2023	%	2022	%
Proprietary product	$46,984	6.09	$-	-	-	$-
Resales of Sourced Equipment and Accessories from Third Party	25,106	4.00	-	-	-	-
Total gross profit	$72,090	5.15	$-	-	-	$-

Selling, General and administrative expenses

Selling, general and administrative expenses decreased by 206.85% from $4,463,853 for the year ended October 31, 2023 to $13,697,513 for the year ended October 31, 2024, Selling and marketing expense decreased by 100.00% from $1,673,100 for the year ended October 31, 2023 to $171 for the year ended October 31, 2024 primarily attributable to the share-based compensation expenses.

General and administrative expense increased by 390.80% from $2,790,753 for the year ended October 31, 2023 to $13,697,342 for the year ended October 31, 2024, mainly attributable to the share-based compensation expense.

Provision for  bad debt

Provision for bad debt increased by 100% from nil for the year ended October 31, 2023 to $42.04million for the year ended October 31, 2024, We have filed civil claim suits against certain vendors for failing to deliver the purchased vehicles according to the terms of the agreements. We request the vendors to refund the advance paid and to compensate the Company for liquidated damages. Given the uncertainty of collectability, we have written off the advance paid to the suppliers.

Interest Expenses

Interest charges and bank charges are mainly from convertible debenture, bank transfer charges and deposit interest offset. Interest expense as of October 31, 2024 and 2023 was $107,129 and $309,345, respectively.

Net Income

Our net loss increased by $51,001,308 or 1068.49% to $55,774,506 for the year ended October 31, 2024 from $4,773,198 for the year ended October 31, 2023. Such change was the result of the above aforementioned analysis discussed above.

Liquidity and Capital Resources

For the years ended October 31, 2024 and 2023

As of October 31, 2024 we had $943,435 in cash and equivalent. The Company’s working capital and other capital needs mainly come from shareholders’ equity contribution and operating cash flow. Cash is needed to pay for inventory, wages, sales expenses, rent, income taxes, other operating expenses, and purchases to service debts.

Although the Company’s management believes that cash generated from operations will be sufficient to meet the Company’s normal working capital requirements, its ability to service its current debt will depend on its future realization of its current assets for at least the next 12 months. Management took into account historical experience, the economy, trends in the automotive industry, the collectability of accounts receivable as of October 31, 2024, and the realization of inventory. Based on these considerations, the Company’s management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that management’s plan will succeed. There are a number of factors that can arise and cause the company’s plans to fall short, such as demand for NEV vehicles, economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or delay its anticipated expanding plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the company’s cash flow data as of October 31, 2024 and October 31, 2023:

	For the years ended October 31,
	2024	2023
Net cash used in operating activities	$(50,620,497)	$(5,475,912)
Net cash provided by (used in) investing activities	(89,499)	1,280,541
Net cash provided by financing activities	51,174,606	3,189,322
Net increase (decrease) of cash and cash equivalents	$464,610	$(1,006,049)

Operating Activities

Net cash used in operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and contractual liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of October 31, 2024 was $50,620,497, representing an increase of $45,144,585 compared to net cash used in operating activities of $5,475,912 for years ended October 31, 2023. The increase in cash used in operating activities is due to the increase in other receivables.

Investing Activities

Net cash used by investing activities was approximately $89,499 for years ended October 31, 2023, an decrease of $1,370,040 as compared to $1,280,541 net cash provided in investing activities for years ended October 31, 2023.The increase in cash used in financing activities was due to disposal of investment.

Financing Activities

Net cash provided by financing activities was approximately $51,174,606 for years ended October 31, 2024, an increase of $47,985,284 , or 1504.56%, as compared to $3,189,322 net cash provided by financing activities for years ended October 31, 2023. The increase in cash provided by financing activities was due to stock proceed.

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

 The concentration of sales revenues generated by third-party customers comprised of the following:

	Years Ended
	October 31,		October 31,		October 31,
	2024		2023		2022
Customer A	412,146	29.44%	-	-%	-	-%
Customer B	333,450	23.84%	-	-%	-	-%
Customer E	245,577	17.54%	-	-%	-	-%
Customer F	192,890	13.78%	-	-%	-	-%
Customer G	120,362	8.60%	-	-%	-	5%
Total	1,304,425	93.16%	-	-%	-	-%

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

Set forth below is information concerning our directors, director nominees, executive officers and other key employees as of the date of this annual report.

Name	Age	Position(s)

Shuibo Zhang	39	Director and Chairman of the Board
Tao Li	42	Chief Executive Officer, Director
Huijie Gao	44	Chief Financial Officer
Zhenhao Qiu(1)(2)(3)	42	Independent Director, Chair of Audit Committee
Yi Zhu(1)(2)(3)	38	Independent Director, Chair of Compensation Committee
Jehn Min Lim(1)(2)(3)	44	Independent Director, Chair of Nomination Committee

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended October 31, 2024 and 2023, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Tao Li,	2024	$-	-	-	-	-
CEO	2023	$70,000	-	-	-	70,000

Huijie Gao,	2024	$8,250	-	-	-	8,250
CFO	2023	$-	-	-	-	-

Francis Zhang,	2024	$90,000	-	-	-	90,000
Former CFO	2023	$120,000	-	15,900	-	135,900

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

The following table sets forth a breakdown of our employees by function as of the date of this annual report:

	Number of	% of
Department	Employees	Total
Management	7	21%
Marketing and Sales	18	55%
Administrative	8	24%
Total	33	100%

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

The calculations in the table below are based on 4,065,609 ordinary shares issued and outstanding as of the date hereof.

Amount of
	Beneficial	Percentage
Principal Shareholders	Ownership	Ownership
Directors and Named Executive Officers:
Shuibo Zhang (1)	50,962.00	0.46%
Francis Zhang	-	-
Tao Li	-	-
Yi Zhu	-	-
Zhenhao Qiu	-	-
Jehn Ming Lim	-	-
All directors and executive officers as a group (6 persons)	50,962.00	0.46%
	-	-
5% Beneficial Owners:	-	-
Jiuzi One Limited (1)	-	-%

(1)	Through Jiuzi One Limited which is controlled by Shuibo Zhang.

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

As of October 31, 2024 the amount due to the related parties was $211,630, which consisted of the followings:

Name of Related Party to Whom the Amounts were Received	Amount (US$)	Relationship	Note
Shuibo Zhang	1,630	Company’s shareholder, director and officer	Payable to empolyee
Tao Li	210,000	Company’s Chief Executive Officer and director	Interest free loan

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

As of October 31, 2024 the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2024 our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of October 31, 2024. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of October 31, 2024, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended October 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

WWC’s fee for the fiscal year ended October 31, 2022 was $265,000.

AA’s fee for fiscal year ended October 31, 2024 and 2023 was $240,000 and $240,000 respectively.

Audit-Related Fees

There was no audit-related service fees incurred from WWC for the fiscal years ended October 31, 2022.

There was no audit-related service fees incurred from AA for the fiscal year ended October 31, 2024 or 2023.

Tax Fees

There was no tax service fees incurred from WWC for the fiscal years ended October 31, 2022.

There was no tax service fees incurred from AA for the fiscal year ended October 31, 2024 or 2023.

All Other Fees

There was no other services fees incurred from WWC in fiscal year ended October 31, 2022.

There was no other services fees incurred from AA in fiscal year ended October 31, 2024 or 2023.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended October 31, 2024.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on December 4, 2023)
2.1*	Description of Securities
4.1	Termination Agreement Regarding Existing VIE Agreement dated November 10, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on February 23, 2023)
4.2	Employment Agreement, dated as of April 1, 2023, by and between the Company and Tao Li (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on April 7, 2023)
4.3	Subscription Agreement by and among the Company and the Investors (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on May 10, 2023)
4.4	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on May 10, 2023)
4.5	Form of Securities Purchase Agreement among Jiuzi Holdings Inc. and the Purchasers signatory thereto, dated July 17, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on July 20, 2023)
4.6	Form of Placement Agency Agreement among Jiuzi Holdings Inc. and the Purchasers signatory thereto, dated July 17, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on July 20, 2023)
4.7	Form of Securities Purchase Agreement by and among Jiuzi Holdings Inc. and the Purchasers (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on September 19, 2023)
4.8	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on October 23, 2023)
4.9	Form of Warrant (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on October 23, 2023)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed on August 26, 2020)
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of WWC, P.C.
15.2*	Consent of Audit Alliance LLP
97.1*	Insider Trading Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Jiuzi Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jiuzi Holdings, Inc. (the “Company”) as of October 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the years ended October 31, 2024 and 2023, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the result of its operations and its cash flows for the years ended October 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has accumulated deficits of US$77.8M and US$18.6M in 2024 and 2023, respectively and loss from operations of US$55.8M and US$4.8 in 2024 and 2023, respectively. These factors raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Audit Alliance LLP

Singapore,

March 3, 2025

We have served as the Company’s auditor since 2024.

PCAOB ID: 3487

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

As of October 31, 2024 and 2023

	October 31,	October 31,
	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$943,435	$665,380
Loans receivable	-	400,000
Accounts receivable	278,900	-
Advances to suppliers	140,493	-
Other receivables and other current assets	9,253,793	1,275,000
Assets related to discontinued operation	-	8,131,397
Total Current Assets	10,616,621	10,471,777
Non-Current Assets
Assets related to discontinued operation	-	918,299
Total Non-Current Assets	-	918,299
Total Assets	10,616,621	11,390,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accruals and other payables	1,763,282	1,363,028
Accounts payable	189,414	-
Due to related parties	211,630	4,232
Taxes payable	7,341	-
Contract liability	27,396	-
Liability related to discontinued operation	-	5,361,266
Total Current Liabilities	2,199,063	6,728,526
Non-Current Liabilities
Liability related to discontinued operation	-	362,234
Total Non-Current Liabilities	-	362,234
Total Liabilities	2,199,063	7,090,760

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary shares, $0.00195 par value; (150,000,000 shares authorized, 11,011,389 and 312,739 shares issued and outstanding as of October 31, 2024 and 2023, respectively)	21,472	610
Additional paid-in capital	86,169,229	23,474,893
Statutory reserve	891,439	891,439
Accumulated deficit	(77,793,056)	(18,660,133)
Accumulated other comprehensive loss	(871,526)	(1,477,025)
Total equity attributable to Jiuzi Holdings, Inc.	8,417,558	4,229,784
Non-controlling interest	-	69,532
Total Equity	8,417,558	4,299,316
Total Liabilities and Shareholders’ Equity	$10,616,621	$11,390,076

Jiuzi Holdings, Inc.

Consolidated Statements of Income and Comprehensive Income

For the Years Ended October 31, 2024, 2023 and 2022

	Years Ended
	October 31,	October 31,	October 31,
	2024	2023	2022
Revenues, net	$1,400,139	$-	$-
Total Revenues	1,400,139	-	-

Cost of revenues	1,328,049	-	-
Total cost of revenues	1,328,049	-	-

Gross profit	72,090	-	-

Operating expenses
Selling and marketing expense	171	1,673,100	-
General and administrative expenses	1,342,142	2,790,753	3,201,282
Allowance for expected credit loss	42,041,954	-	-
Stock based Compensation (G&A)	12,355,200	-	-
Total Operating expenses	55,739,467	4,463,853	3,201,282

Income (Loss) from operations	(55,667,377)	(4,463,853)	(3,201,282)

Other income (expense)	-	-	-
Interest income	194	3,407	1,886
Interest expense	(107,323)	(312,752)	(1,337,159)
Total other loss, net	(107,129)	(309,345)	(1,335,273)

Loss before income tax	(55,774,506)	(4,773,198)	(4,536,555)
Income tax	-	-	-

Net loss	(55,774,506)	(4,773,198)	(4,536,555)
Loss from discontinued operations	(3,358,417)	(4,615,350)	(12,295,546)
Net loss attributable to controlling interest	$(59,132,923)	$(9,388,548)	$(16,832,101)

Weighted average shares outstanding
Basic	8,953,333	312,739	104,895
Diluted	8,953,333	312,739	104,895

Earnings (Loss) per share
Basic	(6.60)	(30.02)	(160.47)
Diluted	(6.60)	(30.02)	(160.47)

Other comprehensive income (loss):
Net income (loss)	(59,132,923)	(9,388,548)	(16,832,101)
Other comprehensive income (loss):		-	-
Foreign currency translation loss	498,207	(405,772)	(1,596,992)
Total comprehensive loss	(58,634,716)	(9,794,320)	(18,429,093)

Jiuzi Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended October 31, 2024, 2023 and 2022

	Ordinary Shares		Additional			Accumulated other	Equity attributable	Non-
	Number of		Paid-in	Statutory	Retained	Comprehensive	to Jiuzi	Controlling
	Shares	Amount	Capital	Reserve	Earnings	Income (Loss)	Holdings, Inc.	Interest	Total
Balance at October 31, 2021	91,568	179	13,171,915	891,439	7,459,539	541,615	22,064,687	264,685	22,329,372
Contribution in capital	-	-	-	-	-	-	-	(115,742)	(115,742)
Shares Issued for services/compensation/expenses	855	2	59,998	-	-	-	60,000	-	60,000
Shares Issued for Liability Converted	12,472	24	2,236,660	-	-	-	2,236,684	-	2,236,684
Net loss	-	-	-	-	(4,536,555)	-	(4,536,555)	-	(4,536,555)
Disposition of discontinued operation	-	-	-	-	(12,265,095)	-	(12,265,095)	(30,451)	(12,295,546)
Foreign currency translation adjustment	-	-	-	-	-	(1,615,914)	(1,615,914)	18,921	(1,596,993)
Balance at October 31, 2022	104,895	205	15,468,573	891,439	(9,342,111)	(1,074,299)	5,943,807	137,413	6,081,220
Shares Issued for services/compensation/expenses	46,073	90	1,720,710	-	-	-	1,720,800	-	1,720,800
Shares Issued for cash or subscription receivables	148,096	289	3,568,310	-	-	-	3,568,599	-	3,568,599
Shares Issued for Liability Converted	13,675	26	2,717,300	-	-	-	2,717,326	-	2,717,326
Net loss	-	-	-	-	(4,773,198)	-	(4,773,198)	-	(4,773,198)
Disposition of discontinued operation	-	-	-	-	(4,544,824)	-	(4,544,824)	(70,526)	(4,615,350)
Foreign currency translation adjustment	-	-	-	-	-	(402,726)	(402,726)	2,645	(400,081)
Balance at October 31, 2023	312,739	610	23,474,893	891,439	(18,660,133)	(1,477,025)	4,229,784	69,532	4,299,316
Shares Issued for services/compensation/expenses	1,353,846	2,640	12,352,560	-	-	-	12,355,200	-	12,355,200
Shares Issued for cash	9,344,804	18,222	50,341,776	-	-	-	50,359,998	-	50,359,998
Net loss	-	-	-	-	(55,774,506)	-	(55,774,506)	-	(55,774,506)
Disposition of discontinued operation	-	-	-	-	(3,358,417)	-	(3,358,417)	-	(3,358,417)
Disposition of NCI	-	-	-	-	-	-		(69,532)	(69,532)
Foreign currency translation adjustment	-	-	-	-	-	605,499	605,499	-	605,499
Balance at October 31, 2024	11,011,389	21,472	86,169,229	891,439	(77,793,056)	(871,526)	8,417,558	-	8,417,558

All period results have been adjusted for the reverse stock split effective July 3, 2024 .

Jiuzi Holdings, Inc.

Consolidated Statements of Cash Flows

For the Years Ended October 31, 2024, 2023 and 2022

	Years Ended
	October 31,	October 31,	October 31,
	2024	2023	2022
Cash flows from operating activities
Net loss	$(59,132,923)	$(9,388,548)	$(16,832,101)
Net loss from discontinued operations	(3,358,417)	(4,615,350)	(12,295,546)
Net loss from continuing operations	(55,774,506)	(4,773,198)	(4,536,555)
Adjustments for:
Stock-based compensation	12,355,200	1,720,800	60,000
Allowance for expected credit loss	42,041,954	-	-
Impairment loss/Write-downs off other assets	-	1,044,226	-
Imputed interest expense	-	137,701	1,337,159
Adjustments, total	54,397,154	2,902,727	1,397,159
Changes in operating assets and liabilities:
Increase Accounts Receivable-Trade	(286,956)	-	-
Increase Other Receivable	(49,520,747)	(1,275,000)	-
Increase Advances to Suppliers	(140,493)	-	-
Increase Accounts Payable-Trade	189,414	-	-
Increase Contract liability	27,396	-	-
Increase Accruals and other payables	400,254	1,363,028	-
Increase Taxes Payable	7,340	-	-
Increase Other Receivable-Related Party	(109,382)	(455,488)	-
Increase (Decrease) Loans Receivable	399,998	(400,000)	-
Net cash operating activities of continued operations	(50,410,528)	(2,637,931)	(3,139,396)
Net cash operating activities of discontinued operations	(209,969)	(2,837,981)	(5,733,254)
Cash Used in Operating Activities	(50,620,497)	(5,475,912)	(8,872,650)
Cash flows from investing activities:
Net cash (used)/sourced in investing activities of discontinued operations	(89,499)	1,280,541	236,884
Cash (used)/sourced in Investing Activities	(89,499)	1,280,541	236,884
Cash flows from financing activities
Proceeds from share issuance, net of issuance costs	50,359,998	3,568,598	-
Proceeds from (Repayment to) related party payable	207,398	(1,300,000)	-
Proceeds from notes payable	-	-	3,734,926
Net cash from financing activities of continued operations	50,567,396	2,268,598	3,734,926
Net cash from financing activities of discontinued operations	607,210	920,724	(108,178)
Cash Sourced in Financing Activities	51,174,606	3,189,322	3,626,748
Net Increase/(Decrease) in Cash, Cash Equivalents, Restricted Cash	464,610	(1,006,049)	(5,009,018)
Effect of exchange rates on cash	(599,955)	(175,879)	6,755
Cash, cash equivalents at beginning of the period	1,184,344	2,370,632	7,372,895
Less: cash and cash equivalents of discontinued operations	$105,564	$523,324	$370,186
Cash and cash equivalent at end of the period	$943,435	$665,380	$2,000,446

Reconciliation of Cash, Cash Equivalents & Restricted Cash to Statements of Cash Flows
Cash & cash equivalents	943,435	665,380	1,959,215
Restricted cash	-	-	41,231
Total cash, cash equivalents, and restricted cash	$943,435	$665,380	$2,000,446

Supplementary cash flow information:
Interest received	$-	$	$
Income taxes paid	$-	$-	$72,120

Non-cash financing and investing activities:
Debt converted to common stock	$-	$2,717,326	$2,236,685

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Jiuzi Holdings, Inc. (“Company” or “Jiuzi Holdings”) was incorporated in the Cayman Islands on October 10, 2019. It is a holding company with no operations. The Company sells proprietary brand batteries, electronic power equipment, mobile phones and accessories through its wholly owned subsidiaries located in People’s Republic of China (“PRC” or “China”). Below is Jiuzi Holdings’ organizational chart, as well as a description of the ownership structure.

Entity Name	Registered Location	Percentage of ownership	Date of incorporation	Principal activities
Jiuzi Holdings, Inc.(“Jiuzi Holdings”)	Cayman	Parent	October 10, 2019	Investment holding

Jiuzi New York Inc. (“Jiuzi New York”)	U.S.A.	100% by Jiuzi Holdings	April 3, 2023	Corporate investment consulting

Jiuzi New Energy International Holding Group (Hongkong) Limited (“New Energy Holding HK”)	Hong Kong	100% by Jiuzi New York	May 23, 2023	Corporate investment consulting

Shenzhen Jiuzi New Energy Holding Group Co., Ltd. (“Shenzhen Jiuzi”)	Shenzhen	100% by New Energy Holding HK	August 1, 2023	Proprietary brand batteries, electronic power equipment, mobile phones and accessories sales

Jiuzi Holdings was incorporated in the Cayman Islands on October 10, 2019. It is a holding company with no operations.

Jiuzi New York Inc. (“Jiuzi New York”), a New York corporation established on April 3,2023. It was a wholly owned subsidiary of Jiuzi Holdings. It was mainly involved in corporate investment consulting.

Jiuzi New Energy International Holding Group (HK) Limited (“Jiuzi HK”) was incorporated on May 23, 2023. It was a wholly owned subsidiary of Jiuzi New York and a company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. It was mainly involved in corporate investment consulting.

Shenzhen Jiuzi New Energy Holding Group Co., Ltd. (“Shenzhen Jiuzi”)was incorporated on August 1, 2023 under the laws of the People’s Republic of China. It was a wholly owned subsidiary of New Energy Holding HK and mainly involved in sales of proprietary brand batteries, electronic power equipment, mobile phones and accessories.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company transactions have been eliminated in consolidation.

Going Concern and Management’s Plan

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of October 31, 2024, the Company had an accumulated deficit of $77,793,056 and loss from operations of $55,774,506.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. The Company commits its core competencies in the renewable energy sector with driving innovation. The Company enters into trade business with a focus on sales of new energy batteries including design, commissioned processing, transportation and packaging, sales of electrical equipment, mobile phone accessories and other products. In future, the Company will focus on sales and production of electric two wheelers, three wheelers and slow-speeding cars in Southeast Asia. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

For the purpose of presenting these financial statements, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, stockholders’   equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income in the stockholders’ equity section of the balance sheets.

Exchange rate used for the translation as follows:

US$ to RMB

	Year End	Average
October 31, 2024	7.1178	7.1855
October 31, 2023	7.3171	7.0590
October 31, 2022	7.3003	6.6105

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Accounts Receivable

Accounts receivable are recorded at the net value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for credit loss.

Loans Receivable

Loans receivables are recorded at origination at the fair value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for credit losses. When collection of the original amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for credit losses.

Revenue Recognition

The Company adopted ASC Topic 606 using the modified retrospective adoption method. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon customer receipt based upon the contract terms. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Company’s sales terms provide no right of return outside of a standard quality policy and has not experienced any sales returns. Payment terms for product sales are generally set at 30 to 90 days after the consideration becomes due and payable.

Revenue Disaggregation

	2024	2023

Proprietary Products	$771,917	$-
Resales of Sourced Equipment and Accessories from Third Party	628,222	-
Total Revenue	$1,400,139	$-

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Inventory

Inventories, which are primarily comprised of finished goods for sale, are stated at the lower of cost or net realizable value, using the first-in first-out method. The Company evaluates the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis. Only defective products can be return to our suppliers.

Advertising

The Company expenses advertising costs as incurred and includes it in selling expenses. The Company recorded nil, $77,915 and nil of advertising and promotional expenses for the years ended October 31, 2024, 2023 and 2022, respectively.

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 3 – ACCOUNTS RECEIVABLES

Accounts receivables, net is comprised of the following:

	October 31,	October 31,
	2024	2023
Accounts receivables	$286,956
Allowance for credit losses	$(8,056)
Total, net	$278,900	-

The following is a summary of the activity in the allowance for credit losses:

	October 31,	October 31,
	2024	2023
Balance at beginning of year	$-	-
Provision	8,056	-
Balance at end	$8,056	-

Allowance for credit losses provided was $8,056, $nil and $nil for the years ended October 31, 2024, 2023 and 2022, respectively.

NOTE 4 – OTHER RECEIVABLES AND OTHER CURRENT ASSETS

Other receivables and other current assets comprised of the following:

	October 31,	October 31,
	2024	2023
Other receivables	$511,508	1,275,000
Prepaid expense	51,164,128	-
Allowance for credit losses	(42,421,843)	-
Total	$9,253,793	1,275,000

As of October 31, 2024, the balance of prepaid expense was $8,742,285.

On December 16, 2023, Shenzhen Jiuzi entered into an agreement with a third party, Beijing YanErYouXin Technonogy Co., Ltd.(“YanErYouXin”). Shenzhen Jiuzi provided a prepayment in full to YanErYouXin in the amount of RMB88.75 million (approximately $12.46 million). Under the agreement, Shenzhen Jiuzi commissioned YanErYouXin to procure 220V outdoor portable and rechargeable batteries bearing the Company’s brand logo. The bad debt provision was accrued $3.68 million.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 5 – RELATED PARTY TRANSACTIONS

As of October 31, 2024 the amount due to the related parties was $211,630, which consisted of the followings:

Name of Related Party to Whom the Amounts were Received	Amount (US$)	Relationship	Note
Shuibo Zhang	1,630	Company’s shareholder, director and officer	Payable to employee
Tao Li	210,000	Company’s Chief Executive Officer and director	Interest free loan

NOTE 6 – TAXES PAYABLE

Taxes payable comprised of the following:

	October 31,	October 31,
	2024	2023
Value-added tax, net	7,352	-
Other taxes	(11)	-
Total	7,341	-

NOTE 7 – SHAREHOLDERS’ EQUITY

As of October 31, 2024 and 2023, the Company had 11,011,389 and 312,739 shares issued and outstanding.

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

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

On October 17, 2024, the Company entered into a securities purchase agreement with certain investors (the “Purchasers”) pursuant to which the Company agreed to sell an aggregate of 500,000 ordinary shares, par value $0.00195 per share, of the Company at a price of $0.72 per share, for aggregate gross proceeds of $360,000.

NOTE 8 – INCOME TAX

The Company is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The net taxable income (losses) before income taxes and its provision for income taxes comprised of the following:

	Years Ended
	October 31, 2024	October 31, 2023	October 31, 2022
Income (loss) attributed to China	(55,774,506)	(4,773,198)	(4,536,555)
PRC statutory tax rate	25%	25%	25%
Income tax expense at statutory rate	(13,943,627)	(1,193,300)	(1,134,139)
Deferred tax assets not recognized	13,943,627	1,193,300	1,134,139
Income tax expense/ (benefit)	-	-	-

NOTE 9 – COMMITMENTS AND CONTINGENCIES

(a) Capital commitment

As of October 31, 2024, the Company had no capital commitments.

(b) Legal proceedings

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company has not recorded any material liabilities in this regard as of October 31, 2024.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 10 – CONCENTRATIONS, RISKS AND UNCERTAINTIES

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

The concentration of sales revenues generated by third-party customers comprised of the following:-

	Years Ended
	October 31, 2024		October 31, 2023		October 31, 2022
Customer A	412,146	29.44%	-	-%	-	-%
Customer B	333,450	23.82%	-	-%	-	-%
Customer E	245,577	17.54%	-	-%	-	-%
Customer F	192,890	13.78%	-	-%	-	-%
Customer G	120,362	8.60%	-	-%	-	-%
Total	1,304,425	93.16%	-	-%	-	-%

NOTE 11 – DISPOSAL OF SUBSIDIARY

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

The Company holds 100% of the equity interest of Hangzhou ZiTongChe Technology Co., Ltd. (“Hangzhou ZhiTongChe”), a company organized under the laws of the PRC. Hangzhou ZhiTongChe held 51% of the equity interest of Hangzhou Jiuyao Bew Energy Automobile Technology Co., Ltd. (“Hangzhou Jiuyao”), a company incorporated under the laws of the PRC. On January 24, 2024, Hangzhou ZhiTongChe completed the transfer of its ownership interest in Hangzhou Jiuyao to Mr Shuibo Zhang, a related party for a total price of RMB5,998 (approximately $6,000), which sale was approved at the special shareholders meeting of the Company held on November 30, 2023.

On September 29, 2024, the Company entered into a Share Purchase Agreement (the “SPA”) by and among Keda Technology Ltd, a British Virgin Islands company (the “Purchaser”), and Jiuzi (HK) Limited, a Hong Kong company, pursuant to which the Company agreed to sell, and the Purchaser agreed to purchase from the Company, 100% of the Company’s equity interest in Jiuzi (HK) Limited for US$1,000,000 (the “Transaction”).

Jiuzi (HK) Limited owns (i) a 100% direct shareholding in Zhejiang Navalant New Energy Automobile Co., Ltd., a PRC company engaged in the retail and rental of new energy vehicles (“NEVs”), the sale of vehicle components and other related activities, (ii) a 100% direct shareholding in Zhejiang Jiuzi New Energy Holding Group Co., Ltd., a PRC company engaged in the research and development of automotive components, technical services, and the sale of NEVs, accessories, charging infrastructure, and spare parts, (iii) a 100% indirect shareholding in Zhejiang Jiuzi New Energy Vehicles Co., Ltd., a PRC company engaged in the wholesale and retail sale of NEVs and vehicle maintenance products, technology and marketing services, vehicle rental and registration services, (iv) a 100% indirect shareholding in Jiuzi HaoChe Supply Chain Co., Ltd., a PRC company engaged in supply chain management services, automobile sales, (v) a 100% indirect shareholding in Hangzhou Zhitongche Technology Co., Ltd., a PRC company engaged in technical and development services, consulting services, and the sale and rental of NEVs, (vi) a 59% indirect shareholding in Shangli Jiuzi New Energy Vehicles Co., Ltd., a PRC company engaged in the retail sale and rental of NEVs and other related activities and (vii) a 90% indirect shareholding in Guangxi Nanning Zhitongche New Energy Technology Co., Ltd., a PRC company engaged in technical services, technology development and consulting services, the rental and sale of NEVs, business consulting services and other related activities.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The Transaction was closed on 6th Nov, 2024. The industrial and commercial change procedures are currently underway.

On November 30, 2023, the fair value of the following assets and liabilities were disposed of resulting in the total loss of approximately $0.15 million:

Total Selling Price	$6,000
Net Assets Disposed:

Total Assets	873,712
Total Liabilities	(1,008,742)
NCI	41,357
AOCI	(179)
Net Assets Disposed	(93,852)
Income from disposal of discontinued operations	$99,852

Loss on discontinued operations for the period ended November 30, 2023 was as follows:

Dollars in thousands
Revenue	$47,656
Expenses	(57,765)
Loss on discontinued operations	$(10,109)

On September 29, 2024, the fair value of the following assets and liabilities were disposed of resulting in the total loss of approximately $0.15 million:

Total Selling Price	$1,000,000
Net Assets Disposed:

Total Assets	5,203,825
Total Liabilities	(4,780,669)
NCI	(72,525)
AOCI	891,798
Net Assets Disposed	1,242,429
Loss from disposal of discontinued operations	$(242,429)

Loss on discontinued operations for the period ended September 29, 2024 was as follows:

Dollars in thousands
Revenue	$2,284,686
Expenses	(5,490,416)
Loss on discontinued operations	$(3,205,730)

NOTE 12 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this assessment, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

NOTE 13 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

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

As of October 31, 2024, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Condensed Balance Sheets

	As of October 31,
	2024	2023
ASSETS
Cash and cash equivalents	$15,725	$76,524
Other receivables and other current assets	-	1,275,000
Due from related parties	63,579,748	12,782,339
TOTAL CURRENT ASSETS	63,595,473	14,133,863
TOTAL ASSETS	63,595,473	14,133,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
Due to a related party	$1,630	$4,232
Loss in excess of investments in subsidiaries, VIEs and VIEs’ subsidiaries	55,176,285	9,830,315
TOTAL CURRENT LIABILITIES	$55,177,915	$9,834,547
TOTAL LIABILITIES	55,177,915	9,834,547

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00195 par value; (150,000,000 shares authorized, 11,011,389 and 312,739 shares issued and outstanding as of October 31, 2024 and 2023, respectively)	21,472	73,181
Additional paid-in capital	86,169,229	23,402,322
Statutory reserve	891,439	891,439
Accumulated deficit	(77,793,056)	(18,613,357)
Accumulated other comprehensive loss	(871,526)	(1,454,269)
TOTAL SHAREHOLDERS’ EQUITY	8,417,558	4,299,316
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$63,595,473	$14,133,863

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Condensed Statements of Income

	For the years ended October 31,
	2024	2023	2022

Selling and marketing expense	$-	$1,673,100	$-
General and administrative expenses	13,751,113	1,984,035	3,201,282
Interest income	(127)	(3,407)	(1,886)
Interest expense	-	262,774	1,337,159
Loss from operation	13,750,986	3,916,502	4,536,555
Other income:
Share of loss of subsidiaries, consolidated VIE and VIE’s subsidiaries	(45,381,937)	(5,472,046)	(12,265,095)

Loss before income tax expense	(59,132,923)	(9,388,548)	(16,801,650)
Income tax expense	-	-	-
Net loss	$(59,132,923)	$(9,388,548)	$(16,801,650)
Other Comprehensive loss
Foreign currency translation income (loss)	498,207	(405,772)	(1,615,914)
Total comprehensive losses	$(58,634,716)	$(9,794,320)	$(18,417,564)

Condensed Statements of Cash Flows

	For the years ended October 31,
	2024	2023	2022

Net cash provided by (used in) operating activities	$379,214	$(2,288,775)	$(3,139,396)
Net cash used in investing activities	(50,797,409)	(1,903,746)	(2,525,388)
Net cash provided by financing activities	50,357,396	2,268,599	3,734,926
Effect of exchange rate changes
Net decrease in cash and cash equivalents and restricted cash	(60,799)	(1,923,922)	(1,929,857)
Cash and cash equivalents and restricted cash, at beginning of year	76,524	2,000,446	3,930,303
Cash and cash equivalents and restricted cash, at end of year	15,725	76,524	2,000,446

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JIUZI HOLDINGS INC.

By:	/s/ Huijie Gao
	Name:	Huijie Gao
	Title:	Chief Executive Officer

Date: March 3, 2025