Form 20-F/A
period 2024-10-31
Jiuzi Holdings, Inc.
filed 2025-06-03
CIK 1816172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes  ☐ No

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F of Jiuzi Holdings Inc. (the “Company”) for the fiscal year ended October 31, 2024 (the “Original Form 20-F”), as originally filed with the Securities and Exchange Commission on March 3, 2025 (the “Original Filing Date”), is being filed solely to amend Exhibit 97.1 filed with the Original Form 20-F.

The Exhibit 97.1 filed herewith supersede Exhibit 97.1 filed with the Original Form 20-F. Except for such revised Exhibit, this Amendment does not reflect any events that may have occurred subsequent to the Original Filing Date and does not modify or update any disclosures made in the Original Form 20-F. Accordingly, this Amendment No. should be read in conjunction with the Original Form 20-F and the Company’s other filings with the SEC. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350) as no financial statements are being filed with this Amendment.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on December 4, 2023)
2.1*	Description of Securities
4.1*	Termination Agreement Regarding Existing VIE Agreement dated November 10, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on February 23, 2023)
4.2*	Employment Agreement, dated as of April 1, 2023, by and between the Company and Tao Li (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on April 7, 2023)
4.3*	Subscription Agreement by and among the Company and the Investors (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on May 10, 2023)
4.4*	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on May 10, 2023)
4.5*	Form of Securities Purchase Agreement among Jiuzi Holdings Inc. and the Purchasers signatory thereto, dated July 17, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on July 20, 2023)
4.6*	Form of Placement Agency Agreement among Jiuzi Holdings Inc. and the Purchasers signatory thereto, dated July 17, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on July 20, 2023)
4.7*	Form of Securities Purchase Agreement by and among Jiuzi Holdings Inc. and the Purchasers (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on September 19, 2023)
4.8*	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on October 23, 2023)
4.9*	Form of Warrant (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on October 23, 2023)
8.1*	List of Subsidiaries
11.1*	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed on August 26, 2020)
12.1***	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2***	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of WWC, P.C.
15.2*	Consent of Audit Alliance LLP
97.1***	Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed with the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2025.

**	Previously furnished with the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2025.

***	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JIUZI HOLDINGS INC.

By:	/s/ Huijie Gao
	Name:	Huijie Gao
	Title:	Chief Financial Officer

Date: May 29, 2025

2