Form 20-F/A
period 2024-10-31
Jiuzi Holdings, Inc.
filed 2025-09-03
CIK 1816172

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

☐  Yes   ☐  No

EXPLANTORY NOTE

Jiuzi Holdings Inc (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the financial year ended October 31, 2024 (the “Original Form 20-F”), as filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2025 (the “Original Filing Date”) which was audited by Audit Alliance LLP, to include an omitted audit report that the report of independent registered public accounting firm, WWC, P.A CPA, who audited the consolidated statements of financial position of the Company and subsidiaries as of October 31, 2022, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year ended October 31, 2022, and the related notes, was inadvertently omitted.

This Amendment No. 1 is being filed solely to address the omission as set out above. This Amendment No. 1 speaks as of the Original Filing Date, or March 3, 2025. Except as required to reflect the amendment, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Form 20-F, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Form 20-F.

Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 20-F and the Company’s other filings with the SEC subsequent to March 1, 2025.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment No. 1 also includes as exhibits the certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on December 4, 2023)
2.1	Description of Securities
4.1	Termination Agreement Regarding Existing VIE Agreement dated November 10, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on February 23, 2023)
4.2	Employment Agreement, dated as of April 1, 2023, by and between the Company and Tao Li (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on April 7, 2023)
4.3	Subscription Agreement by and among the Company and the Investors (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on May 10, 2023)
4.4	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on May 10, 2023)
4.5	Form of Securities Purchase Agreement among Jiuzi Holdings Inc. and the Purchasers signatory thereto, dated July 17, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on July 20, 2023)
4.6	Form of Placement Agency Agreement among Jiuzi Holdings Inc. and the Purchasers signatory thereto, dated July 17, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on July 20, 2023)
4.7	Form of Securities Purchase Agreement by and among Jiuzi Holdings Inc. and the Purchasers (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on September 19, 2023)
4.8	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on October 23, 2023)
4.9	Form of Warrant (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on October 23, 2023)
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed on August 26, 2020)
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of WWC, P.C.
15.2	Consent of Audit Alliance LLP
97.1	Insider Trading Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Jiuzi Holdings, Inc.

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