Form 20-F/A
period 2024-10-31
Jiuzi Holdings, Inc.
filed 2025-09-24
CIK 1816172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

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

☐  Yes   ☐  No

EXPLANTORY NOTE

Jiuzi Holdings Inc (the “Company”) is filing this Amendment No. 3 (“Amendment No. 3”) to the Annual Report on Form 20-F for the financial year ended October 31, 2024 (the “Original Form 20-F”), filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2025 (the “Original Filing Date”), as mended on June 3, 2025, and further amended on September 3, 2025, to replace in their entirety the Exhibits 12.1, 12.2, 13.1 and 13.2, which contained inadvertent errors, with the Exhibits 12.1, 12.2, 13.1 and 13.2, respectively, filed with this Amendment No. 3 to the Original Form 20-F.

This Amendment No. 3 is being filed solely to address the errors as set out above. This Amendment No. 3 speaks as of the Original Filing Date, or March 3, 2025. Except as required to reflect the amendment, this Amendment No. 3 does not amend, update or restate any of the information previously included in the Original Form 20-F, nor does this Amendment No. 3 reflect any event that has occurred after the date of the Original Form 20-F.

Accordingly, this Amendment No. 3 should be read in conjunction with the Original Form 20-F and the Company’s other filings with the SEC subsequent to March 3, 2025.

ITEM 19. EXHIBITS

Exhibit No.	Description
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JIUZI HOLDINGS INC.

By:	/s/ Huijie Gao
	Name:	Huijie Gao
	Title:	Chief Executive Officer

Date: September 24, 2025

2