Form 20-F
period 2025-10-31
Jiuzi Holdings, Inc.
filed 2026-02-24
CIK 1816172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2025

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

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.078 per share	JZXN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  1,255,785 ordinary shares issued and outstanding as of October 31, 2025.

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

☐  Yes  ☒  No

i

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report:

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Jiuzi HK” refers to Jiuzi (HK) Limited, a limited liability company organized under the laws of Hong Kong;

●	“Jiuzi New Energy” refers to Zhejiang Jiuzi New Energy Network Technology Co., Ltd., a PRC company wholly owned by Zhejiang Jiuzi;

●	“Jiuzi WFOE” refers to Zhejiang Navalant New Energy Automobile Co. Ltd, a limited liability company organized under the laws of the PRC, which is wholly-owned by Jiuzi HK;

●	“Ordinary shares” refer to the ordinary shares of the Company, par value US$0.078 per share;

●	“PRC Operating Subsidiaries” refer to the Zhejiang Jiuzi and its subsidiaries;

●	“VIE Agreements” refers to a series of contractual arrangements, including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement and the Share Pledge Agreement between Jiuzi WFOE and VIE. The VIE structure has been dissolved on January 20, 2023;

●	“Zhejiang Jiuzi” refers to Zhejiang Jiuzi New Energy Vehicles Co., Ltd., our operating subsidiary in the PRC;

●	“2021 Plan” refers to an equity incentive plan we adopted on July 6, 2021;

●	“2022 Plan” refers to an equity incentive plan we adopted on July 28, 2022;

●	“2023 Plan” refers to an equity incentive plan we adopted on January 17, 2023;

●	“2024 Plan” refers to an equity incentive plan we adopted on January 12, 2024;

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

	For the Year Ended	For the Year Ended
	October 31, 2025	October 31, 2024
Period Ended USD:RMB exchange rate	7.1169	7.1178
Period Average USD:RMB exchange rate	7.2153	7.1855

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

These forward-looking statements include statements relating to:

Execute on our business strategy;

●	Attract, train and retain effective officers, key employees and directors;

●	Identify, evaluate and consummate strategic opportunities in ways that maximize stockholder value;

●	Anticipate and react to regulatory changes and uncertainty

●	Anticipate the impact of, and respond to applicable new accounting standards;

●	Respond to fluctuations in commodity prices and foreign currency exchange rates and political unrest and regulatory changes in international markets from various events;

●	Execute our business plans;

●	Maintain our listing on the Nasdaq stock exchange; and/or

●	Continue as a going concern

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

ITEM 3. KEY INFORMATION

Our holding company structure involves unique risks to investors. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. If the Chinese regulatory authorities disallow our holding company structure in the future, it will likely result in a material change in our financial performance, our operations and our results of operations and/or the value of our ordinary shares, which could cause the value of such securities to significantly decline or become worthless. For a detailed description of the risks relating to our holding company structure, doing business in the PRC as a result of the structure, see “Risk Factors - Risks Related to Our Corporate Structure,” and “Risk Factors - Risks Related to Doing Business in China” on pages 20 and 23 of item 3. D of this annual report.

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

Furthermore, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, if a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed as Existing Issuers, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, we are an Existing Issuer, and is required to file with the CSRC for any subsequent offerings within three (3) working days after the completion of each offering. Relying upon the opinion of our PRC legal counsel, Zhejiang Taihang Law Firm, the Selling Shareholders’ resale of the Ordinary Sales as described hereunder does not constitute a “subsequent offering” under the CSRC rules and hence we are not required to complete the filing procedures with CSRC for the Selling Shareholders’ resale. See “Risk Factors — Risks Related to Doing Business in China – Statements by the SEC, PCAOB, Nasdaq rules and regulations, and the Holding Foreign Companies Accountable Act, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB..” beginning on page 37 of this annual report.

Pursuant to the Holding Foreign Companies Accountable Act, (the “HFCAA”), if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act (the “Accelerating HFCAA”), which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. Our former auditor, WWC, P.C., the independent registered public accounting firm of the Company, is headquartered in San Mateo, California, with no branches or offices outside of the United States. WWC, P.C. is currently subject to Public Company Accounting Oversight Board (“PCAOB”) inspections under a regular basis. Our current auditor, Audit Alliance LLP, is headquartered in Singapore, and is currently subject to the PCAOB inspections under a regular basis. As of the date of the annual report, Audit Alliance LLP (“AA”), our current auditor, and WWC, P.C. (“WWC”), our former auditor, are not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong. According to the PCAOB, its December 2021 determinations under the HFCAA remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of AA or WWC to fully cooperate with the PCAOB’s request for audit work papers without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. See “Risk Factors — Risks Related to Doing Business in China – Statements by the SEC, PCAOB, Nasdaq rules and regulations, and the Holding Foreign Companies Accountable Act, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB..” beginning on page 37 of this annual report.

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

As of the date of this annual report, our Company and our subsidiaries have not distributed any earnings, and there has been no distribution of dividends or assets among the holding company and the subsidiaries. Our Company, our and subsidiaries do not have any plan to distribute earnings in the foreseeable future. As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. No transfers, dividends, or distributions have been made to date between the holding company, the subsidiaries, and the former consolidated VIEs, or to investors. However, if we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from Zhejiang Jiuzi New Energy Vehicles Co., Ltd., or Zhejiang Jiuzi, by way of dividend payments. To the extent cash or assets in the business in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors - Risks Related to Our Ordinary Shares - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.” beginning on page 43 of this annual report.

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

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC citizens shall obtain the approval of the China Securities Regulatory Commission prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this annual report, and we have relied upon the opinion of our PRC counsel, Zhejiang Taihang Law Firm, to conclude we will not be required to submit an application to the CSRC for its approval of the continued listing and trading of our ordinary shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and relying upon the opinion of our PRC counsel, Zhejiang Taihang Law Firm, are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

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

Furthermore, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, if a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the CSRC Notice, which, among others, clarifies that PRC domestic companies that have already been listed overseas before the effective date of the Trial Measures, which is March 31, 2023, shall be deemed as Existing Issuers, and Existing Issuers are not required to complete the filing procedures with the CSRC immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, we are an Existing Issuer, and is required to file with the CSRC for any subsequent offerings within three (3) working days after the completion of each offering. Relying upon the opinion of our PRC legal counsel, Zhejiang Taihang Law Firm, the Selling Shareholders’ resale of the Ordinary Sales as described hereunder does not constitute a “subsequent offering” under the CSRC rules and hence we are not required to complete the filing procedures with CSRC for the Selling Shareholders’ resale. See “Risk Factors — Risks Related to Doing Business in China – Statements by the SEC, PCAOB, Nasdaq rules and regulations, and the Holding Foreign Companies Accountable Act, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB..” beginning on page 37 of this annual report.

Holding Foreign Company Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating HFCAA, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public acco unting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

Our former auditor for fiscal years 2021 and 2022, WWC, P.C., is headquartered in San Mateo, California, with no branches or offices outside of the United States. WWC, P.C. is currently subject to Public Company Accounting Oversight Board (“PCAOB”) inspections under a regular basis. Our current auditor, Audit Alliance LLP, is headquartered in Singapore, and is currently subject to the PCAOB inspections under a regular basis. Therefore, we believe our auditors are not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in China and Hong Kong. According to the PCAOB, its December 2021 determinations under the Holding Foreign Companies Accountable Act (the “HFCA Act”) remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of WWC or AA to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the Accelerating HFCAA is signed into law, and this ultimately could result in our ordinary shares being delisted by and exchange. See “Statements by the SEC, PCAOB, Nasdaq rules and regulations, and the Holding Foreign Companies Accountable Act, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB..” beginning on page 37 of this annual report.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $ (977,377) and $(871,526) as of October 31, 2025 and 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity at October 31, 2025 and 2024 were translated at RMB7.1169 and RMB 7.1178 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended October 31, 2025 and 2024 were 7.2153 RMB and RMB 7.1855 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

3.D. Risk Factors

Summary of Risk Factors

Below is a summary of certain material risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies.

●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results and prospects.

●	Share-based compensation may have an impact on our future profit. Exercise of the share options granted will increase the number of our shares, which may affect the market price of our shares.

●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

●	The price of Bitcoin is subject to extreme and rapid fluctuations driven by factors beyond our control, including speculative trading, regulatory news, macroeconomic conditions, and technological developments. This is subject us to specific risks that could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Our Corporate Structure

●	Jiuzi is a Cayman Islands incorporated holding company and it does not conduct operations. Jiuzi conducts business through its subsidiaries in China. Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a Cayman Islands holding company with operations conducted by its subsidiaries.

●	Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

●	The approval or filing requirement of the China Securities Regulatory Commission may be required in connection with any future offing we may conduct, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings.

Risks Relating to Doing Business in China

●	There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from the offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

●	Governmental control of currency conversion may affect the value of your investment.

●	Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our operating subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected

●	Increases in labor costs in the PRC may adversely affect our business and results of operations.

●	Part of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, the shareholders may be subject to penalties if we are not able to remediate the non-compliance.

●	Our financial and operating performance may be adversely affected by general economic conditions, natural catastrophic events, epidemics, public health crises, and a downturn in NEV purchase behavior.

●	Statements by the SEC, PCAOB, Nasdaq rules and regulations, and the Holding Foreign Companies Accountable Act, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ordinary shares for a return on your investment.

●	The global regulatory framework for crypto assets is evolving rapidly and varies significantly by jurisdiction. Notably, authorities in China have explicitly prohibited virtual currency-related business activities within the country. This prohibition could restrict our operations or business expansion capabilities in the Chinese market. Additionally, if our activities-particularly those related to raising capital for acquiring such assets-are deemed to require registration with U.S. agencies such as FinCEN or the CFTC and we fail to comply, it could result in significant penalties and operational disruptions.

Risks Related to Ownership of Our Ordinary Shares

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ordinary shares and trading volume could decline.

●	Our memorandum and articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our ordinary shares.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

●	We are a “controlled company” within the meaning of the Nasdaq listing requirements and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

●	The Financial Action Task Force’s increased monitoring of the Cayman Island may adversely affect our business.

●	If we fail to comply with the continued listing requirements of Nasdaq, we face possible suspension of trading and delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

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

The growth of the electric vehicle market depends on adequate charging infrastructure and consumer perception of charging efficiency. According to the World Resources Institute’s report on NEVs’ impact on China’s electric grid (source: https://www.wri.org.cn/sites/default/files/), the urban power grid’s peak load will increase by 15% to 18%, the maximum load demand to 5,000 to 8,000MW in major first-tier cities, due to NEVs in the next couple of decades. The location and the charging time for electric vehicles are critical to the grid development, as excess demand can overburden the grid at peak hours. Such an increase may cause a gap in the installed power supply capacity and the transmission line capacity in certain areas. In addition, the popularization of fast charging will add to the complexity and uncertainty of the electric vehicles’ efficiency, mainly due to the uncertainties of charging time and capacities of charging multiple NEVs simultaneously. The advancement of the battery technology and electric vehicles’ grid load will require significant and thoughtful investment in a network of charging stations. Not to mention that installing a charger at a home or commercial site requires cooperating with local permitting and inspection regulations. Accordingly, the electric vehicle market would require a higher standard for electric grid capacity, electric grid reliability, power supply capacity, and transmission line capacity. If the utilities and grid concerns are not addressed in the future, the electric vehicle market and our business development could be materially and adversely affected.

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

On April 10, 2018, President Xi Jinping vowed to open China’s economy further and lower import tariffs on products including cars, in a speech during the Boao Forum. According to an announcement by the Chinese government, the tariff on imported passenger vehicles (other than those originating in the United States of America) will be reduced to 15% starting from July 1, 2018. As a result, our pricing advantage could be diminished. On June 28, 2018, the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOFCOM, promulgated the Special Administrative Measures for Market Access of Foreign Investment, or the Negative List, effective on July 28, 2018, under which the limits on foreign ownership of auto manufacturers will be lifted by 2018 for NEVs and in 2022 for internal combustion engines vehicles. As a result, foreign electrical vehicles competitors, such as Tesla, could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could increase our competition and reduce our pricing advantage.

Our vehicles also benefit from government policies including tariffs on imported cars. However, China’s central government has announced a phase-out schedule for the subsidies provided for purchasers of certain NEVs, which provides that the amount of subsidies provided for purchasers of certain NEVs in 2021 will be reduced by 20% as compared to 2020 levels. Subsidy was further reduced by 30% from the 2021 level.The purchase subsidy policy was completely terminated with the exception of a transitional support period retained for a few special vehicle types such as fuel cell vehicles since 2023. As of 2025, this specific subsidy no longer exists. Any reduction in national subsidies will also lower the maximum local subsidies that can be provided. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. See “Regulation — Government Policies Relating to New Energy Vehicles in the PRC.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

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

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We depend upon the services of Mr. Tao Li, our Chief Executive Officer, Mr. Huijie Gaoour Chief Financial Officer and Director, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. Although we have no reason to believe that our directors and executive officers will discontinue their services with us or Zhejiang Jiuzi, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

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

We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future vehicles and services and is an important element in our effort to increase our customer base. Successful promotion of our brand name will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new vehicle buyers or retain our existing vehicle buyers, in which case our business, operating results and financial condition, would be materially adversely affected.

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

We adopted an equity incentive plan on July 28, 2022, January 17, 2023 and January 12, 2024 which we refer to as 2022 Plan, 2023 Plan, and 2024 Plan, respectively, to enhance our ability to attract and retain qualified individuals and align their interests with the company’s growth and performance. The maximum aggregate numbers of ordinary shares we are authorized to issue pursuant to all awards under the 2022 Plan, 2023 Plan and 2024 Plan are 2,000,000 ordinary shares, 1,200,000 ordinary shares and 17,600,000 ordinary shares, respectively.

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

China’s economic growth has shown signs of deceleration. Official projections and forecasts from multiple international institutions, including the World Bank and Commerzbank, have been adjusted to around 4.0% for 2026. Weak consumer demand and a contraction in manufacturing activity may directly lead our major market clients to reduce spending, postpone, or cancel orders, thereby exerting direct and severe pressure on our revenue growth and profitability. Furthermore, industry competition typically intensifies during an economic downturn, which could force us to engage in price wars or increase promotional expenditures, further compressing our profit margins.

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

During the year ended October 31, 2025, we generated write-offs of advances to suppliers of the amount of $ 8,729,222. We have filed civil claim suits against certain vendors for failing to deliver the purchased vehicles according to the terms of the agreements, and demanded that the vendors refund the advance paid and compensate the Company for liquidated damages. Given the uncertainty of collectability, we have written off the advance paid to the suppliers.

We and certain of our current officers and directors have been named as defendants in a pending shareholder derivative action. This lawsuit, and potential similar or related lawsuits, could result in substantial damages, divert management’s time and attention from our business, and have a material adverse effect on our results of operations. This lawsuit, and any other lawsuits to which we are subject, will be costly to defend or pursue and are uncertain in its outcome.

On or about November 18, 2025, Shuibo Zhang, a shareholder of Jiuzi, commenced a litigation individually and derivatively in our Company’s name in the United Stated District Court for the Southern District of New York naming current or former officers of our Company (Tao Li, Juijie Gao, Yi Zhu, Shu Liu, Wengian Gao, and Xinping LI) as defendants and naming Jiuzi as “nominal defendant.”  The complaint alleges that the defendants improperly diluted plaintiff’s shares in our Company, caused our Company to enter into transactions that were not properly approved by the Board, and fraudulently induced the plaintiff into resigning as CEO and/or Chairman of the Board.  The complaint alleges causes of action for violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, fraud, and breach of fiduciary duty.  The complaint seeks (1) a declaration voiding certain corporate actions and share issuances, (2) restoration of plaintiff as Chairman, (3) damages in an unspecified amount, (4) injunctive relief precluding defendants from taking certain actions, including transferring or encumbering our Company’s assets, (5) an accounting, and (6) attorneys’ fees.

The plaintiff sought a temporary restraining order that, among other things, would make the plaintiff the Chairman of the Board and preclude the defendants from making SEC filings, issuing shares or engaging in certain types of transactions.  We opposed this application.  The court ordered expedited discovery regarding the plaintiff’s resignation as Chairman of the Board and regarding a third party investment in our Company several years earlier and otherwise denied the application.

As of the date of this annual report, the litigation is stayed after the plaintiff’s counsel filed a motion to withdraw as counsel. The court directed plaintiff to retain new counsel and to have that counsel appear in the litigation by January 23, 2026, but plaintiff has not done so.  The court granted the plaintiff’s counsel’s motion to withdraw in an order dated January 27, 2026.   That order also directed the plaintiff to file a notice of appearance “forthwith”, but plaintiff has not yet done so.  The plaintiff’s time to file an amended complaint (and our Company’s time to respond to the amended complaint) were stayed while the motion to withdraw was addressed.  It is not clear if the plaintiff has served any of the other defendants.

It is possible that additional lawsuits will be filed, or allegations received from stockholders, with respect to these same or other matters and also naming us and/or our officers and directors as defendants. Such lawsuits and any other related lawsuits are subject to inherent uncertainties, and the actual defense and disposition costs will depend upon many unknown factors. The outcome of such lawsuits is necessarily uncertain. We could be forced to expend significant resources in the defense of the pending lawsuits and any additional lawsuits, and we may not prevail. In addition, we may incur substantial legal fees and costs in connection with such lawsuits. We currently are not able to estimate the possible cost to us from this matter, as the pending lawsuits are currently at an early stage, and we cannot be certain how long it may take to resolve the pending lawsuits or the possible amount of any damages that we may be required to pay. Monitoring, initiating and defending against legal actions is time-consuming for our management, is likely to be expensive and may detract from our ability to fully focus our internal resources on our business activities. We could be forced to expend significant resources in the settlement or defense of the pending lawsuits and any potential future lawsuits, and we may not prevail in such lawsuits. Additionally, we may not be successful in having any such lawsuits dismissed or settled within the limits of our insurance coverage.

We have not established any reserve for any potential liability relating to the pending lawsuits or any potential future lawsuits. It is possible that we could, in the future, incur judgments or enter into settlements of claims for monetary damages. A decision adverse to our interests in the pending lawsuits, or in similar or related litigation, could result in the payment of substantial damages, or possibly fines, and could have a material adverse effect on our business, our stock price, cash flow, results of operations and financial condition.

Our auditors have expressed substantial doubt about our ability to continue as a going concern.

As of October 31, 2025, we had an accumulated deficit of $ 87,984,114 and loss from operations of $10,191,058. These conditions raised substantial doubt about our ability to continue as a going concern. Our audited financial statements for the year October 31, 2025 were prepared using the assumption that we will continue our operations as a going concern. Our independent accountants in their audit report have expressed substantial doubt about our ability to continue as a going concern. The financial statements and accompanying notes contained in this report have been prepared in conformity with U.S. GAAP and Securities and Exchange Commission regulations, assuming the Company will continue as a going concern. In evaluating the Company’s ability to continue as a going concern, management considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern within 12 months after the Company’s financial statements were issued.

Our operations are dependent, upon other things, focusing on our core competencies in the renewable energy sector with driving innovation, entering into trade business with a focus on sales of new energy batteries including design, commissioned processing, transportation and packaging, sales of electrical equipment, mobile phone accessories and other products, and shifting our focus on sales and production of electric two wheelers, three wheelers and slow-speeding cars in Southeast Asia. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

There may not be enough cash on hand to fund our administrative expenses and operating expenses for the next twelve months. Therefore, we may be unable to continue operations in the future as a going concern. If we cannot continue as a viable entity, our stockholders may lose some or all of their investment in our ordinary shares.

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

Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

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

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use the Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

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

As an offshore holding company with PRC subsidiaries, we may transfer funds to our subsidiaries or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

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

We may also decide to finance Jiuzi WFOE by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our subsidiaries require financial support from us or Jiuzi WFOE in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our PRC Operating Subsidiaries’ operations will be subject to statutory limits and restrictions, including those described above. We may not be able to convert funds into Renminbi to invest in or acquire any other PRC companies in China. Despite the restrictions under these SAFE circulars, Jiuzi WFOE may use its income in Renminbi generated from their operations to finance the PRC Operating Subsidiaries through entrustment loans to the PRC Operating Subsidiaries or loans to the PRC Operating Subsidiaries’ shareholders for the purpose of making capital contributions to the PRC Operating Subsidiaries. In addition, our PRC subsidiary can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant PRC Operating Subsidiaries under the applicable exclusive technical support agreements.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to Jiuzi WFOE or our PRC Operating Subsidiaries or future capital contributions by us to Jiuzi WFOE. If we fail to complete such registrations or obtain such approvals, our ability to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the Company is required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective. The Overseas Listing Regulations took effect on March 31, 2023.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

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

Statements by the SEC, PCAOB, Nasdaq rules and regulations, and the Holding Foreign Companies Accountable Act, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

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

In October 2023, Nasdaq implemented rules requiring companies from ‘Restrictive Markets’ (including China and Hong Kong) to meet additional and more stringent listing standards. These rules include: (i) minimum offering proceeds of $25 million for initial public offerings or $40 million in market value of listed securities for companies already listed, (ii) retention of a qualified independent U.S. advisor for two years following the initial listing to ensure compliance with Nasdaq listing rules, and (iii) maintenance of an audit committee with at least two members who possess requisite financial experience or certification (such as CPA or CFA). Companies from Restrictive Markets must also ensure their auditors are subject to PCAOB inspection. These requirements impose additional costs and compliance obligations on us as a company with operations in a Restrictive Market.

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

We cannot assure you whether Nasdaq or regulatory authorities will in the future apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

Financial Action Task Force’s increased monitoring of the Cayman Island may adversely affect our business.

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

If we fail to comply with the continued listing requirements of Nasdaq, we face possible suspension of trading and delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

On November 10, 2025, the Company received a letter from the Listing Qualifications Staff of Nasdaq indicating that, based upon the closing bid price of the ordinary shares, the Company was not in compliance with the requirement to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”) for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2). On January 9, 2026, Nasdaq provided confirmation to the Company that for the last 19 consecutive business days, from December 11, 2025 to January 8, 2026, the closing bid price of the Company’s ordinary shares had been $1.00 per share or greater, that the Company has regained compliance with Listing Rule 5550(a)(2) and that the matter is now closed.

On October 27, 2025, our shareholders approved by ordinary resolution a share consolidation or reverse stock split of our Ordinary Shares at a ratio of one-for-forty, such that each forty Ordinary Share shall be combined into one Ordinary Share. Pursuant to the approved proposal, the par value of our Ordinary Shares will be adjusted from $0.00195 per pre-consolidation Ordinary Share to $0.078 per post-consolidation Ordinary Share. The Reverse Share Split was effected on October 24, 2025.

If we fail to regain or maintain compliance with Nasdaq’s listing rules, our ordinary shares could be subject to suspension and delisting. If the ordinary shares loses its listing on the Nasdaq Capital Market, the ordinary shares would likely trade in the over-the-counter market. If the ordinary shares were to trade on the over-the-counter market, selling the ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event the ordinary shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in the ordinary shares, further limiting the liquidity of such shares. A determination that the ordinary shares constitute a “penny stock” would require brokers trading in the ordinary shares to adhere to even more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ordinary shares. These factors could result in lower prices and larger spreads in the bid and ask prices for the ordinary shares. Such delisting from the Nasdaq Capital Market and continued or further declines in the price of shares of the ordinary shares could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to stockholders caused by our issuing equity in financing or other transactions.

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

Our revenues consist of two reportable operating segments: (i) Sales of new energy batteries, including production, transportation, and packaging, primarily in the mainland Pearl River Delta region; and(ii) Sales and production of electric vehicles in Southeast Asia, including two-wheelers, three-wheeled electric scooters, and slow-speed vehicles.

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

1.	Market Size and Growth

-	Global Market: According to data from multiple market research institutions, the global power battery market size exceeded $100 billion in 2022 and is expected to grow to over $500 billion by 2030, with a compound annual growth rate (CAGR) of more than 20%.

-	Chinese Market: China is the largest new energy battery market globally, accounting for over 50% of the global market share. In 2025, China’s power battery installations surpassed 769.7GWh, and this figure is projected to exceed 1300GWh by 2030.

-	Energy Storage Market: Energy storage batteries represent another significant growth area in the new energy battery industry. With the rapid development of renewable energy sources such as solar and wind power, the demand for energy storage batteries has surged. The global energy storage battery market is expected to exceed $100 billion by 2030.

2.	Driving Factors

-	Rapid Adoption of Electric Vehicles: Governments worldwide have announced timelines to phase out internal combustion engine vehicles (e.g., the EU’s 2035 ban), driving explosive growth in EV demand.

-	Renewable Energy Development: The rapid expansion of renewable energy sources like solar and wind power has created substantial demand for energy storage batteries.

-	Policy Support: Governments are supporting the new energy battery industry through subsidies, tax incentives, and other policies. Examples include China’s “Dual Credit” policy and the U.S. Inflation Reduction Act (IRA).

-	Technological Advancements: Improvements in battery energy density and cost reductions (lithium-ion battery costs have dropped by over 80% in the past decade) have facilitated the widespread adoption of new energy batteries.

-	Growing Environmental Awareness: Increasing consumer and corporate focus on environmental protection and sustainable development has driven demand for new energy batteries.

3.	Future Outlook

-	Continued Market Expansion: As demand for electric vehicles and energy storage grows, we believe that the new energy battery industry will maintain rapid growth.

-	Accelerated Technological Innovation: New technologies such as solid-state batteries and sodium-ion batteries are expected to commercialize within the next decade, reshaping the industry landscape.

-	Globalized Production Layout: We anticipate that battery companies will expand production capacity globally to be closer to markets and reduce supply chain risks.

-	Circular Economy and Sustainable Development: We believe that battery recycling and resource reuse will become critical industry trends, promoting a green economy.

-	Blockchain & Crypto Asset Layout: We intend to integrate mainstream cryptocurrencies into balance sheets, build a risk-controlled treasury management framework with yield optimization, and explore DeFi and staking to boost shareholder value.

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

Marketing and Branding

To effectively promote our new energy battery brand and enhance market recognition and customer trust, we have implemented a regional expansion strategy with varying stages of establishment. We have set up subsidiaries or operational outlets in key market regions including Shenzhen and Beijing, and are systematically developing our presence in Hangzhou, Hefei, and Chongqing. Our marketing and branding strategies will focus on the following approaches:

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

Regulation in the PRC

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

In November 2022, the board of directors of the Company decided to dissolve the VIE structure. On November 10, 2022, Zhejiang Jiuzi entered into a termination agreement (the “Termination Agreement”) with Jiuzi WFOE, pursuant to which the VIE agreements entered into among Zhejiang Jiuzi, Jiuzi WFOE and certain shareholders of Zhejiang Jiuzi shall be terminated effective upon the conditions are met. On November 10, 2022, with approval of Jiuzi WFOE and approval of the board of directors of Zhejiang Jiuzi, Zhejiang Jiuzi issued 0.1% equity interest in Zhejiang Jiuzi to a third-party investor. The issuance was completed on November 27, 2022. On January 20, 2023, Jiuzi WFOE exercised its call option under the Exclusive Option Agreements dated June 15, 2020 with certain shareholder of Zhejiang Jiuzi and entered into equity transfer agreements with all the shareholders of Zhejiang Jiuzi to purchase all the equity interest in Zhejiang Jiuzi. The transaction underlying the equity transfer agreement was completed and the VIE Agreements were terminated pursuant to the Termination Agreement on January 20, 2023. As a result, Zhejiang Jiuzi became a wholly owned subsidiary of Jiuzi WFOE and the VIE structure was dissolved.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following description of our results of operations and financial condition in conjunction with the consolidated audited financial statements and related notes for the years ended October 31, 2025 and 2024. This discussion may contain forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information-3.D. Risk Factors” and elsewhere in this annual report.

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

We derive our revenue from two reportable operating segments: (i) Sales of new energy batteries, including production, transportation, and packaging, primarily in the mainland Pearl River Delta region; (ii) Sales and production of electric vehicles in Southeast Asia, including two-wheelers, three-wheeled electric scooters, and slow-speed vehicles.

Results of Operations

Revenues

We derive our revenues from two reportable operating segments, (i) proprietary product, and (ii) resale of sourced Equipment and accessories from third party products. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	For Years ended October 31,
	2025	%	2024	%	Change
Proprietary product	$13,452	0.47	$771,917	55.13	$(758,465)
Resales of Sourced Equipment and Accessories from Third Party	2,869,286	99.53	628,222	44.87	2,241,064
Total revenue	$2,882,738	100.00	$1,400,139	100.00	$1,482,599

Resale of Sourced Equipment and Accessories From Third Party Products

We generate the majority of our revenues from the sales of resales of sourced equipment and accessories from third party. Our resales of sourced equipment and accessories from third party include new energy-related products. it contributed 99.53% and 44.87% of our total revenues in 2025 and 2024, respectively. For the year ended October 31, 2025 and 2024, revenues from resales of sourced equipment and accessories from third party were $2.87 million and $0.63 million respectively.

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

The following table sets forth our cost of revenues by segment and as a percentage of total cost of revenues for the periods indicated:

	For Years ended October 31,
	2025	%	2024	%	Change
Proprietary product	$12,999	0.45	$724,933	54.59	$(711,934)
Resales of Sourced Equipment and Accessories from Third Party	2,849,670	99.55	603,116	45.41	2,246,554
Total cost of revenues	$2,862,669	100.00	$1,328,049	100.00	$1,534,620

Gross Profit and Gross Margin

The following table sets forth the gross profit and gross margin by segment:

	For Years ended October 31,
	2025	%	2024	%	Change	%
Proprietary product	$453	3.37	$46,984	6.09	(46,531)	$(2.72)
Resales of Sourced Equipment and Accessories from Third Party	19,616	0.68	25,106	4.00	(5,490)	(3.32)
Total gross profit	$20,069	0.70	$72,090	5.15	(52,021)	$(4.45)

Our gross profit decreased by 72.2% from $72,090 in 2024 to $20,069 in 2025.

The decrease of gross profit was primarily due to the termination of the proprietary product line in March 2025, which historically carried a relatively higher margin, and related development of new product lines in 2025 resulting in lower margins.

Selling, General and administrative expenses

General and administrative expense decreased by 90% from $13,697,342 for the year ended October 31, 2024 to $1,344,606 for the year ended October 31, 2025 mainly attributable to a decrease in share-based compensation expense.

Asset impairment and credit losses

Asset impairment and credit losses decreased by 79% from 42.04 million for the year ended October 31, 2024 to $8.69 million for the year ended October 31, 2025. We have filed civil claim suits against certain vendors for failing to deliver the purchased vehicles according to the terms of the applicable agreements. We requested the vendors to refund the advance paid and to compensate the Company for liquidated damages. Given the uncertainty of collectability, we have written off the other receivables and other current assets. The decrease in asset impairment and credit losses is due to the full impairment in 2025 of the remaining balance of the advance paid, the majority of which had already been provided for in 2024.

Interest Expenses

Interest charges and bank charges are mainly from personal loan interest, bank transfer charges and deposit interest offset. Interest expense as of October 31, 2025 and 2024 was $107,310 and $107,129, respectively.

Net Loss

Our net loss decreased by $48,941,865 or 82.8% to $10,191,058 for the year ended October 31, 2025 from $59,132,923 for the year ended October 31, 2024. Such change was primarily driven by reductions in share-based compensation expenses and asset impairment and credit losses as the above aforementioned analysis discussed above.

Liquidity and Capital Resources

For the years ended October 31, 2025 and 2024

As of October 31, 2025 and 2024, we had $4,569,283 and $943,435 in cash and cash equivalents, respectively. The increase was primarily attributable to a $5 million equity financing transaction completed on September 30, 2025. As of October 31, 2025, the majority of these proceeds remain unutilized and are held as cash and cash equivalents. The Company’s working capital and other capital needs mainly come from shareholders’ equity contribution and operating cash flow. Cash is needed to pay for inventory, wages, sales expenses, rent, income taxes, other operating expenses, and purchases to service debts.

The accompanying consolidated financial statements and related notes have been prepared in conformity with U.S. GAAP and Securities and Exchange Commission regulations, assuming the Company will continue as a going concern. In evaluating the Company’s ability to continue as a going concern, management considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern within 12 months after the Company’s financial statements were issued.

Although the Company’s management believes that the Company’s current cash resources and cash generated from operations will be sufficient to meet the Company’s normal working capital requirements for at least the next 12 months, its ability to service its current debt will depend on its future realization of its current assets. Management took into account historical experience, the economy, trends in the automotive industry, the collectability of accounts receivable as of October 31, 2025, and the realization of inventory. Based on these considerations, the Company’s management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that management’s plan will succeed. There are a number of factors that can arise and cause the company’s plans to fall short, such as demand for NEV vehicles, economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or delay its anticipated expanding plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the company’s cash flow data as of October 31, 2025 and October 31, 2024:

	For Years ended October 31,
	2025	2024	Change
Net cash used in operating activities	$(1,011,864)	$(50,620,497)	$49,608,633
Net cash used in investing activities	(66,491)	(89,499)	23,008
Net cash provided by financing activities	4,700,214	51,174,606	(46,474,392)
Net increase of cash and cash equivalents	$3,621,859	$464,610	$3,157,249

Operating Activities

Net cash used in operating activities consists primarily of net loss adjusted for non-cash items, including depreciation and amortization, impairment loss, accounts receivable and contractual liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of October 31, 2025 was $1,011,864, representing a decrease of $49,608,633 compared to net cash used in operating activities of $50,620,497 for year ended October 31, 2024. The decrease in cash used in operating activities is due to the decrease in advance paid for vehicles and batteries.

Investing Activities

Net cash used by investing activities was approximately $66,491 for year ended October 31, 2025, a decrease of $23,008 as compared to $89,499 net cash used in investing activities for years ended October 31, 2024.

Financing Activities

Net cash provided by financing activities was approximately $4,700,214 for year ended October 31, 2025, a decrease of $46,474,392, or 91%, as compared to $51,174,606 net cash provided by financing activities for years ended October 31, 2024. The decrease in cash provided by financing activities was due to a significant decrease in cash proceeds from share issuance, which is in full accordance with our adaptable financing strategy of dynamically aligning funding activities with strategic capital investment requirements.

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

Critical Accounting Policies

The discussion and analysis of the our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. These principles require our management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, cash flow and related disclosure of contingent assets and liabilities. The estimates include, but are not limited to, accounts receivable, revenue recognition, inventory realization, impairment of long-lived assets and income taxes. We base our estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Our management believes that among their significant accounting policies, which are described in Note 2 to the audited consolidated financial statements included in this Registration Statement, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, our management believes these are the most critical to fully understand and evaluate its financial condition and results of operations.

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

Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. We only apply the five-step model to contracts when it is probable that we will collect the consideration it is entitled to in exchange for the services it transfers to its clients. We have concluded that the new guidance did not require any significant change to its revenue recognition processes.

Our revenues consist of sales of vehicle by our own corporate retail store to third party customers, sales of vehicle to franchisees as a supplier, fees from retail stores operated by franchisees, and sublease of vehicles to third party customers. Revenues from franchised stores include initial franchise fees and annual royalties based on a percent of net incomes.

We recognize sales of vehicle revenues at the point in time when we have transferred physical possession of the goods to the customer and the customer has accepted the goods, therefore, indicating as control of the goods has been transferred to the customer. The transaction price is determined and allocated to the product prior to the transfer of the goods to the customer.

The initial franchise services include a series of performance obligations and an indefinite license to use our trademark. The series of performance obligations are specific services and deliverables that are set forth in the agreement and are billed and receivable as delivered and accepted by the franchisee. These services and deliverables may be customized and are not transferable to other third parties.

The royalty revenues are distinct from the initial franchise services. We recognize royalty revenues only when the franchisee has generated positive annual net income, at which point we have the contractual right to request for payment of the royalty. The royalty is calculated as a percentage of the franchisees’ annual net income.

We sublease vehicles to third party and recognizes revenues over time which is ratably on a monthly basis over the lease period according to the lease agreement.

We estimate potential returns and records such estimates against its gross revenue to arrive at its reported net sales revenue. We have not experienced any sales returns.

Inventory

Inventories, which are primarily comprised of finished goods for sale, are stated at the lower of cost or net realizable value, using the first-in first-out method. We evaluate the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis. Only defects products can be return to our suppliers.

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

New Accounting Pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting the standard.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

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

In 2025 and 2024, revenue derived from the Company’s top five customers accounted for 78.78% and 93.18% of total revenue, respectively.

Disclosure of details regarding the Company’s top five customers in respect of the concentration of sales revenues generated from third-party customers:

	Years Ended
	October 31,		October 31,		October 31,
	2025		2024		2023
Customer A	-	-%	412,146	29.44%	-	-%
Customer B	-	-%	333,450	23.82%	-	-%
Customer E	-	-%	245,577	17.54%	-	-%
Customer F	-	-%	192,890	13.78%	-	-%
Customer G	972,280	33.73%	120,362	8.60%	-	-%
Customer C	377,417	13.09%	-	-%	-	-%
Customer D	367,744	12.76%	-	-%	-	-%
Customer H	301,093	10.44%	-	-%	-	-%
Customer I	252,573	8.76%	-	-%	-	-%
Total	2,271,107	78.78%	1,304,425	93.18%	-	-%

In 2025 and 2024, cost of revenue derived from the Company’s top five suppliers accounted for 75.19% and 99.99% of total cost of revenue, respectively.

Disclosure of details regarding the Company’s top five suppliers in respect of the concentration of sales costs generated from third-party suppliers:

	Years Ended
	October 31, 2025		October 31, 2024		October 31, 2023
Supplier A	619,696	21.65%	724,785	54.58%	-	-%
Supplier B	367,950	12.85%	403,820	30.41%	-	-%
Supplier C	641,949	22.42%	199,173	15.00%	-	-%
Supplier D	266,778	9.32%	-	-%	-	-%
Supplier E	256,240	8.95%	-	-%	-	-%
Total	2,152,613	75.19%	1,327,778	99.99%	-	-%

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

Set forth below is information concerning our directors, director nominees, executive officers and other key employees as of the date of this annual report.

Name	Age	Position(s)
Tao Li	43	Director and Chairman of the Board, Chief Executive Officer, Director
Huijie Gao	45	Chief Financial Officer
Pengyuan Li(1)(2)(3)	42	Independent Director, Chair of Audit Committee
Yi Zhu(1)(2)(3)	39	Independent Director, Chair of Compensation Committee
Xinping Li (1)(2)(3)	60	Independent Director, Chair of Nomination Committee
Wenqian Gao		Director
Douglas Edward Buerger		Chief Operating Officer

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

The business address of each of the officers and directors is No.168 Qianjiang Nongchang Gengwen Road, Suite 1501, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, China 310000.

During our fiscal year ended October 31, 2025, Mr. Shu Liu was elected as a director and chair of the Audit Committee by the remaining members of the Board, effective August 26, 2025.  Mr. Shu Lius resigned as director and the chair of the Audit Committee, effective October 16, 2025. The resignation of Mr. Liu was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective August 28, 2025, Mr. Shuibo Zhang resigned as a director and the Chairman of the board of directors. The resignation of Mr. Zhang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective September 1, 2025, Mr. Jehn Min Lim resigned as a director and the Chair of the Nomination Committee of the board of directors and a member of the Compensation Committee and the Audit Committee. The resignation of Mr. Lim was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Tao Li, Director and Chairman of the Board, Chief Executive Officer, Director

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

Huijie Gao, Chief Financial Officer

Huijie Gao,With nearly 20 years of experience in the financial industry, he has extensive expertise in corporate finance and financial management. Before becoming CFO, Mr. Gao served as Vice President of Corporate Finance from January 2024, assisting the management team in day-to-day operations, overseeing company-wide capital budgeting, internal control management and evaluation, and preparing annual and semi-annual reports. From May 2020 to August 2023, Mr. Gao served as CFO of Shenzhen Xilianwang Automotive Industry Chain Co., Ltd., in charge of strategic development, financial operation management, capital operation, etc. From February 2016 to April 2020, Mr. Gao served as the general manager of Qixin (Shenzhen) Financial Consulting Co., Ltd., providing professional advice and services to clients in domestic and international listings, restructuring, mergers and acquisitions, etc. From June 2008 to December 2015, Mr. Gao worked as a project manager in the Shenzhen office of Lianda Certified Public Accountants. Mr. Gao received a bachelor’s degree in financial management from Hubei University of Automotive Technology in 2005 and an EMBA degree from Wuhan University. Mr. Gao is also a certified tax accountant in China.

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

Pengyuan Li, Independent Director, Chair of Audit Committee

Pengyuan Li, holds a bachelor’s degree in economics and finance from Sanya University. He has served as a director since October 2025. From 2022 to 2024, Mr. Li worked as an Audit Assistant at Sanya Zhongtairui Certified Public Accountants. He also accumulated professional experience as an Audit Assistant at Beijing Sanyong Technology Co., Ltd from December 2024 to January 2025 and as a Financial Assistant at Poly Sanya Real Estate Development Co., Ltd. from June 2024 to September 2024.

Xinping Li, Independent Director, Chair of Nomination Committee

Xinping Li,has served as a director since November 2021. Dr. Li has served as the vice-dean of Shaoyang University’s School of Economics and Management since March 2005. From July 2002 to March 2005, Mr. Li served as a professor and researcher at Jiangxi Jiujiang University’s Business School. Mr. Li graduated from Shaoyang University in China with a bachelor’s degree in mathematics. He later obtained a master’s degree in investment economics from Guangxi Normal University’s School of Economics in China, and a doctoral degree in economics from Liaoning University in China.

Wenqian Gao, Director

Wenqian Gao is a human resources and operations professional with experience in recruitment and organizational support. Since December 2021, she has served at Hunan Yitai Dalu Digital Technology Co., Ltd., where she has conducted targeted recruitment to support business teams in developing talent strategies and recruitment plans. From February 2021 to September 2021, she worked at Beijing ByteDance Network Technology Co., Ltd., managing both entry-level and managerial hiring and job postings. Ms. Gao holds a Bachelor of Environmental Design from the Hunan Institute of Engineering, College of Applied Technology.

Douglas Edward Buerger, Chief Operating Officer

Douglas Edward Buerger has over 30 years of experience across the pharmaceutical, life sciences, aerospace, and technology industries. Since 2022, he has served as Staff Engineer–Hazards Analyst at Northrop Grumman Corporation, focusing on hazards analyses of solid rocket motor systems and safety reviews of advanced manufacturing technologies. From 2012 to 2021, he was Manager of Product Development at Hercon Pharmaceuticals (Zydus Cadila), overseeing global combination product development and FDA submissions. Since 2007, he has also led Buerger Consulting, providing scientific consulting services to the medical device and pharmaceutical industries. Earlier, he held senior roles at Edgewater Technology in 2006 and at IBM Corporation from 2001 to 2005, where he drove life sciences technology solutions, compliance, and data management initiatives worldwide. From 1994 to 2000, he was Director and Manager of R&D at Hercon Laboratories, leading formulation development, regulatory filings, and clinical studies, and from 1988 to 1994 he was a Senior Scientist at TheraTech Incorporated (Allergan plc), where he contributed to new drug delivery systems and the company’s public offering. Mr. Buerger earned a B.S. in Chemistry and a Ph.D. in Materials Science and Engineering from the University of Utah.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended October 31, 2025 and 2024, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Tao Li,	2025	$70,000	-	-	-	70,000
CEO	2024	$-	-	-	-	-

Huijie Gao,	2025	$33,000				33,000
CFO	2024	$8,250	-	-	-	8,250

Francis Zhang,	2025	$-
Former CFO	2024	$90,000	-	-	-	90,000

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

Clawback Policy.

We adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of the Clawback Policy is filed as exhibit 97.1 to this Annual Report.

6.C. Board Practices

Board of Directors and Board Committees

Our board of directors consists of seven directors, three of whom are independent as such term is defined by the Nasdaq Capital Market. We have determined that Pengyuan Li, Xinping Li and Yi Zhu satisfy the “independence” requirements under NASDAQ Rule 5605(a)(2) and meet the independence standards under Rule 10A-3 under the Exchange.

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

Audit Committee. Our audit committee consists of Pengyuan Li, Xinping Li and Yi Zhu. Pengyuan Li is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

The Company’s board of directors has determined that Pengyuan Li qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards.

Compensation Committee. Our compensation committee consists of Pengyuan Li, Xinping Li and Yi Zhu. Yi Zhu is the chair of our compensation committee. The compensation committee will be responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Pengyuan Li, Xinping Li and Yi Zhu. Xinping Li is the chair of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

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

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Item 7 – Related Party Transactions” and in “Item 8.A – Legal and Administrative Proceedings,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Refer to “Item 8.A - Legal and Administrative Proceedings” for more information on specific legal and administrative proceedings.

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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

7.B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements.”

Other Related Party Transactions

During the year ended October 31, 2025, other than disclosed in elsewhere (including the financial statements for the fiscal years ended 2024 and accompanying footnotes), we did not have any other related party transactions.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

Derivative Shareholder Litigation

On or about November 18, 2025, Shuibo Zhang, a shareholder of Jiuzi, commenced a litigation individually and derivatively in our Company’s name in the United Stated District Court for the Southern District of New York naming current or former officers of our Company (Tao Li, Juijie Gao, Yi Zhu, Shu Liu, Wengian Gao, and Xinping Li) as defendants and naming Jiuzi as “nominal defendant.”  The complaint alleges that the defendants improperly diluted plaintiff’s shares in our Company, caused our Company to enter into transactions that were not properly approved by the Board, and fraudulently induced the plaintiff into resigning as CEO and/or Chairman of the Board.  The complaint alleges causes of action for violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, fraud, and breach of fiduciary duty.  The complaint seeks (1) a declaration voiding certain corporate actions and share issuances, (2) restoration of plaintiff as Chairman, (3) damages in an unspecified amount, (4) injunctive relief precluding defendants from taking certain actions, including transferring or encumbering our Company’s assets, (5) an accounting, and (6) attorneys’ fees.

The plaintiff sought a temporary restraining order that, among other things, would make the plaintiff the Chairman of the Board and preclude the defendants from making SEC filings, issuing shares or engaging in certain types of transactions.  We opposed this application.  The court ordered expedited discovery regarding the plaintiff’s resignation as Chairman of the Board and regarding a third party investment in our Company several years earlier and otherwise denied the application.

As of the date of this annual report, the litigation is stayed after the plaintiff’s counsel filed a motion to withdraw as counsel. The court directed plaintiff to retain new counsel and to have that counsel appear in the litigation by January 23, 2026, but plaintiff has not done so.  The court granted the plaintiff’s counsel’s motion to withdraw in an order dated January 27, 2026.   That order also directed the plaintiff to file a notice of appearance “forthwith”, but plaintiff has not yet done so.  The plaintiff’s time to file an amended complaint (and our Company’s time to respond to the amended complaint) were stayed while the motion to withdraw was addressed.  It is not clear if the plaintiff has served any of the other defendants.

SEC Investigation

On November 21, 2025, the SEC sent a request to us for certain documents and information in connection with a formal order of investigation captioned Cross Border/ China Based Issuer Matters  (H)-15212).  In response to that request, we voluntarily produced documents to the SEC on December 3, 2025 and December 12, 2025, respectively.  On December 19, 2025, we informed the SEC that its production of documents in response to the request was complete.  There have been no further communications with the SEC regarding this matter.

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

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from Jiuzi WFOE, Zhejiang Jiuzi. Current Chinese regulations permit our China Operating Companies to pay dividends to Jiuzi WFOE only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

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

Share Subdivision and Consolidations s

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

On March 18, 2025, pursuant to an ordinary resolution adopted by its shareholders, our shareholders approved: (1) a stock split pursuant to which each issued and unissued share of the Company was subdivided into five (5) share of a par value of US$0.00039. Following this share subdivision, our authorized share capital was US$9,750,000 divided into 25,000,000,000 shares of a par value of US$0.00039 each; and (2) our Fifth Amended and Restated Memorandum and Articles of Association reflecting the foregoing resolutions.

On October 27, 2025, our shareholders approved by ordinary resolution a share consolidation or reverse stock split of our ordinary shares at a ratio of one-for-forty, such that each forty ordinary shares of the Company (with a par value of $0.00195 per share) were combined into one ordinary share of the Company.

Pursuant to the approved proposal, the par value of the Company’s ordinary shares was adjusted from $0.00195 per pre-Consolidation share to $0.078 per post-Consolidation share.

Initial Public Offering

On May 20, 2021, the Company completed an initial public offering pursuant to which it sold 5,200,000 ordinary shares to the investors for $5.00 per shares for an aggregate offering proceed of $26,000,000. We received net proceeds of approximately $22 million (after deducting underwriting discounts and commissions and other offering fees and expenses) from the offering.

Share Consolidation/Reverse Stock Split

On February 15, 2024, the Company’s shareholders approved by ordinary resolution a share consolidation or reverse stock split of the Company’s ordinary shares at a ratio of one-for-thirteen, such that each thirteen ordinary shares of the Company shall be combined into one ordinary share of the Company (the ” 2024 Share Consolidation”). 2024 Share Consolidation was effected on w August 7, 2024. Following the2024 Share Consolidation, the Company’s authorized share capital was US$9,750,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00195 each.

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

Private Placements of Ordinary Shares and Warrants

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

The closing occurred on May 5, 2023, and the Company received proceeds of $1.2 million. The securities have been issued under Regulation S promulgated by the SEC under the Securities Act and/or Section 4(a)(2) of the Securities Act.

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

The parties to the Purchase Agreement have each made customary representations, warranties and covenants, including, among other things, that the Purchasers are “accredited investors” as defined in Rule 501 of Regulation D (“Regulation D”) promulgated by the SEC pursuant to the Securities Act. The Offering closed on September 18, 2023.

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

Registered Direct Offering and Private Placement dated July 17, 2023

On July 17, 2023, we entered into a securities purchase agreement (the “July 2023 SPA”) with certain non-affiliated institutional investors pursuant to which the Company agreed to sell 1,395,151 Ordinary Shares or gross proceeds of approximately $2.3 million.

We agreed in the July 2023 SPA that it would not issue any ordinary shares or ordinary share equivalents for sixty (60) calendar days following the closing of the offering subject to certain exceptions.

We used the net proceeds from the offering for working capital and general corporate purposes. The offering closed on July 19, 2023.

Securities Purchase Agreement dated October 20, 2023

On October 20, 2023, we entered into certain securities purchase agreement (the “October 2023 SPA”) with certain non-U.S. Persons as defined in Regulation S of the Securities pursuant to which we agreed to sell an aggregate of 113,636,360 units, each consisting of one Ordinary Share and a warrant to purchase three Ordinary Shares with an initial exercise price of $1.10, at a price of $0.44 per Unit, for an aggregate purchase price of approximately $50 million. The warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.10, for cash. The warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant shares. The warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the 2023 SPA have each made customary representations, warranties and covenants, including, among other things, (a) the purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA. The offering closed on December 21, 2023.

March 2024 Private Placement

In March 2024, we completed a private placement in which we sold 833,333 ordinary shares and 833,333 warrants to purchase ordinary shares to certain institutional and accredited investors at a combined purchase price of $3.00 per share and accompanying warrant. We received gross proceeds of approximately $2.5 million before deducting placement agent fees and offering expenses.

Each warrant has a term of five years from the date of issuance and an exercise price of $3.30 per ordinary share, subject to adjustments for stock splits, stock dividends, recapitalizations and similar events. The warrants are exercisable on a cash basis or, if there is no effective registration statement covering the resale of the warrant shares, on a cashless basis. As of October 31, 2024, all 833,333 warrants remained outstanding and unexercised.

May 2025 Private Placement

In May 2025, we completed a private placement in which we sold 1,083,334 ordinary shares and 1,083,334 warrants to purchase ordinary shares to certain institutional and accredited investors at a combined purchase price of $3.00 per share and accompanying warrant. We received gross proceeds of approximately $3.25 million before deducting placement agent fees and offering expenses.

Each warrant has a term of five years from the date of issuance and an exercise price of $3.30 per ordinary share, subject to adjustments for stock splits, stock dividends, recapitalizations and similar events. The warrants are exercisable on a cash basis or, if there is no effective registration statement covering the resale of the warrant shares, on a cashless basis. As of October 31, 2025, all 1,083,334 warrants from the May 2025 private placement remained outstanding and unexercised, and all 833,333 warrants from the March 2024 private placement remained outstanding and unexercised.

September 2025 Registered Offering and Private Placement

On September 29, 2025, we entered into a share purchase agreement with certain investors, pursuant to which we agreed to sell and issue a total of 9,220,000 Ordinary Shares to the investors at a purchase price of US$0.60 per share, in a registered direct offering of $5.532 million. Concurrently with that offering, we also issued to the investors, in a private placement under Rule 506 of Regulation D, the warrants excisable for an aggregate of 18,440,000 shares, exercisable immediately for five and a half years with an exercise price of $0.6 per Ordinary Share, subject to certain adjustments therein. The closing of the offering occurred on September 30, 2025.

Reverse Stock Split

On October 27, 2025, our shareholders approved by ordinary resolution a share consolidation or reverse stock split of our Ordinary Shares at a ratio of one-for-forty, such that each forty Ordinary Share shall be combined into one Ordinary Share. Pursuant to the approved proposal, the par value of our Ordinary Shares will be adjusted from $0.00195 per pre-consolidation Ordinary Share to $0.078 per post-consolidation Ordinary Share. The Reverse Share Split was effected on October 24, 2025.

Recent Developments

Registration Statements

On November 3, 2025, we filed a registration statement on Form F-3 (Registration No. 333-291235) (the “2025 Resale Registration Statement”) with the Securities and Exchange Commission to register the resale of up to 18,440,000 ordinary shares, par value $0.00195 per share, issuable upon exercise of outstanding warrants held by selling securityholders. The registration statement became automatically effective on November 24, 2025 pursuant to temporary procedures the SEC implemented during the federal government shutdown. Under the SEC’s temporary automatic effectiveness procedures and pursuant to the provisions of Rule 430A under the Securities Act, we were required to file a final prospectus within a specified timeframe to permit resales under the 2024 Resale Registration Statement. As we did not file a final prospectus within the required period, no shares have been resold by the selling securityholders under this registration statement. To permit resales under this registration statement, we would be required to file a post-effective amendment to finalize a prospectus. As of the date of this annual report, the registration statement remains effective but no shares have been resold thereunder, and we have not filed any post-effective amendments.

On January 23, 2026, the Securities and Exchange Commission declared effective our shelf registration statement on Form F-3 (Registration No. 333-285031) the (“2026 Shelf Registration Statement”). The 2026 Shelf Registration Statement allows us to offer and sell from time to time up to $50,000,000 of our securities, including ordinary shares, preferred shares, debt securities, warrants, rights, and units, or any combination thereof, in one or more offerings. The specific terms of any securities to be offered will be described in one or more prospectus supplements filed with the SEC at the time of any offering. As of the date of this annual report, no securities have been issued under the 2026 Shelf Registration Statement. The 2026 Shelf Registration Statement provides us with flexibility to access the capital markets opportunistically as our financing needs and market conditions warrant. We cannot predict when or if we will offer securities under the 2026 Shelf Registration Statement, or the aggregate proceeds we may receive from any such offerings.

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

10.E. Taxation

Jiuzi Holdings Inc. is an exempted company incorporated in Cayman Islands which is not currently subject to any Cayman Islands taxes. Jiuzi HK is subject to Hong Kong law. Jiuzi WFOE, Zhejiang Jiuzi, are subject to PRC laws. The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our ordinary shares.

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

United States Federal Income Taxation

It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of October 31, 2025 all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of October 31, 2025 and on U.S. Treasury regulations in effect or, in some cases, proposed, as of October 31, 2026 as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

As of October 31, 2025 the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2025 our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of October 31, 2025. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of October 31, 2025, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended October 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Pengyuan Li qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid To Independent Registered Public Accounting Firm

Audit Alliance LLP (“AA”) is our independent registered public accounting firm. The following table sets forth the estimated aggregate fees for professional services and other services rendered for the years ended October 31, 2024 and 2025 (in thousands):.

For the Years Ended October 31,
	2025	2024
Audit fees(1)	$-	$-
Audit related fees(2)	-	-
Tax and all other fees(3)	-	-
Total	$-	$-

(1)	Audit fees include the audit of our annual financial statements and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years including review of documents filed with the SEC.
(2)	Audit-related fees means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit fees above.
(3)	Tax fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for tax compliance.
(4)	All other fees means the aggregate fees billed for each of the fiscal years listed for products or professional services rendered by our independent registered public accounting firm not included in Audit fees, Audit-related fees or Tax fees.

Audit Committee Pre-Approval Policies

The policy of our Audit Committee is to pre-approve all audit, audit-related and non-audit services provided by our independent registered public accounting firm to ensure that such services do not impair its independence. AA’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by AA have been so approved and ratified.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended October 31, 2025.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J INSIDER TRADING POLICY

Our board of directors has adopted an insider trading policy, which governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is included as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management methodology intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management methodology is integrated into our overall enterprise risk management, and shares common methodologies, reporting channels and governance processes that apply across the Company to other legal, compliance, strategic, operational, and financial risk areas. As part of our overall risk management processes and procedures, we have instituted a cybersecurity awareness designed to identify, assess and manage material risks from cybersecurity threats. The cyber risk management methodology involves risk assessments, implementation of security measures and ongoing monitoring of systems and networks, including networks on which we rely. Through our cybersecurity awareness, the current threat landscape is actively monitored in an effort to identify material risks arising from new and evolving cybersecurity threats. We may engage external experts, including cybersecurity assessors, consultants and auditors to evaluate cybersecurity measures and risk management processes as needed. We also depend on and engage various third parties, including suppliers, vendors and service providers in connection with our operations. Our risk management, legal, and compliance personnel oversee and identify, including through a third-party cybersecurity service provider, material risks from cybersecurity threats associated with our use of such entities.

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, close monitoring on our corporate network. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition.

Governance

Our board of directors oversees the Company’s cybersecurity risks management, including our information technology and cybersecurity policies, procedures, and risk assessments. Management reports to our board of directors on information security matters as necessary, regarding any significant cybersecurity incidents, as well as any incidents with lesser impact potential. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our CEO, CFO and COO of the departments in connection with cybersecurity-related matters are responsible for assessing, identifying and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our COO and CFO report to our board of directors timely updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any. If it is determined that any incident could potentially be a material cybersecurity event, our CEO and CFO will decide on relevant response measures and management shall promptly prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Sixth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the Commission on October 27, 2025).
2.1*	Description of Securities
4.1	Employment Agreement, dated as of April 1, 2023, by and between the Company and Tao Li (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on April 7, 2023)
4.2	Subscription Agreement by and among the Company and the Investors (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on May 10, 2023)
4.3	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on May 10, 2023)
4.4	Form of Securities Purchase Agreement among Jiuzi Holdings Inc. and the Purchasers signatory thereto, dated July 17, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on July 20, 2023)
4.5	Form of Placement Agency Agreement among Jiuzi Holdings Inc. and the Purchasers signatory thereto, dated July 17, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on July 20, 2023)
4.6	Form of Securities Purchase Agreement by and among Jiuzi Holdings Inc. and the Purchasers (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on September 19, 2023)
4.7	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on October 23, 2023)
4.8	Form of Warrant (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on October 23, 2023)
4.9	Securities Purchase Agreement, dated October 7, 2025, by and among certain purchasers named therein and the Registrant (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the Commission on October 7, 2025).
4.10	Securities Purchase Agreement, dated December 12, 2025, by and between the purchasers named therein and the Registrant (incorporated by reference to Exhibit 10.1 to the Form 6-K filed with the Commission on December 16, 2025).
Placement Agency Agreement dated December 12, 2025, by and between Univest Securities LLC and the Registrant (incorporated by reference to Exhibit 10.2 to the Form 6-K filed with the Commission on December 16, 2025).
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed on August 26, 2020)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 97.1 to the Registrant’s annual report on Form 20-F for the year ended October 31, 2024 filed on March 3, 2025).
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of Audit Alliance LLP
97.1*	Compensatory Recovery Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JIUZI HOLDINGS INC.

By:	/s/ Huijie Gao
	Name:	Huijie Gao
	Title:	Chief Executive Officer

Date: February 24, 2026

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Jiuzi Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jiuzi Holdings, Inc. (the “Company”) as of October 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the three years in the period ended October 31, 2025, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of October 31, 2025 and 2024, and the result of its operations and its cash flows for the three years in the period ended October 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has accumulated deficits of US$88.0M in 2025, and loss from operations of US$10.2M in 2025. These factors raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

February 24, 2026

We have served as the Company’s auditor since 2024.

PCAOB ID: 3487

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

As of October 31, 2025 and 2024

	October 31,	October 31,
	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	$4,569,283	$943,435
Accounts receivable	805,359	278,900
Advances to suppliers	158,599	140,493
Other receivables and other current assets	50,702	9,253,793
Receivable - Bitcoin Consideration	10,967,700	-
Total Current Assets	16,551,643	10,616,621
Non-Current Assets
Property, plant and equipment	58,213	-
Operating lease right of use assets	571,547	-
Total Non-Current Assets	629,760	-
Total Assets	17,181,403	10,616,621

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accruals and other payables	1,724,974	1,763,282
Accounts payable	802,197	189,414
Due to related parties	12,562	211,630
Taxes payable	862	7,341
Contract liability	-	27,396
Operating lease liabilities - current	317,200	-
Total Current Liabilities	2,857,795	2,199,063
Non-Current Liabilities
Operating lease liabilities-non current	269,658	-
Total Non-Current Liabilities	269,658	-
Total Liabilities	3,127,453	2,199,063

Shareholders’ Equity
Ordinary shares, $0.078 par value; (125,000,000 shares authorized,1,255,785 and 275,285 shares issued and outstanding as of October 31, 2025 and 2024, respectively)	97,951	21,472
Additional paid-in capital	102,026,051	86,169,229
Statutory reserve	891,439	891,439
Accumulated deficit	(87,984,114)	(77,793,056)
Accumulated other comprehensive loss	(977,377)	(871,526)
Total equity attributable to Jiuzi Holdings, Inc.	14,053,950	8,417,558
Total Equity	14,053,950	8,417,558
Total Liabilities and Shareholders’ Equity	$17,181,403	$10,616,621

Jiuzi Holdings, Inc.

Consolidated Statements of Income and Comprehensive Income

For the Years Ended October 31, 2025, 2024 and 2023

	Years Ended
	October 31,	October 31,	October 31,
	2025	2024	2023
Revenues, net	$2,882,738	$1,400,139	$-
Total Revenues	2,882,738	1,400,139	-

Cost of revenues	2,862,669	1,328,049	-
Total cost of revenues	2,862,669	1,328,049	-

Gross profit	20,069	72,090	-

Operating expenses
Selling and marketing expense	7,200	171	1,673,100
General and administrative expenses	1,344,606	1,342,142	2,790,753
Asset impairment and credit losses	8,685,734	42,041,954	-
Stock based Compensation (G&A)	-	12,355,200	-
Total Operating expenses	10,037,540	55,739,467	4,463,853

Loss from operations	(10,017,471)	(55,667,377)	(4,463,853)

Other income	23	-	-
Interest income	12	194	3,407
Interest expense	(107,322)	(107,323)	(312,752)
Loss on remeasurement of contract asset for digital currency receipt	(66,300)	-	-
Total other loss, net	(173,587)	(107,129)	(309,345)

Loss before income tax	(10,191,058)	(55,774,506)	(4,773,198)
Income tax	-	-	-

Net loss	(10,191,058)	(55,774,506)	(4,773,198)
Loss from discontinued operations	-	(3,358,417)	(4,615,350)
Net loss attributable to controlling interest	$(10,191,058)	$(59,132,923)	$(9,388,548)

Weighted average shares outstanding
Basic	346,866	223,833	7,818
Diluted	346,866	223,833	7,818

Loss per share
Basic	(29.38)	(264.18)	(1,200.89)
Diluted	(29.38)	(264.18)	(1,200.89)

Other comprehensive loss:
Net loss	(10,191,058)	(59,132,923)	(9,388,548)
Foreign currency translation (loss) gain	(105,851)	605,499	(400,081)
Total comprehensive loss	(10,296,909)	(58,527,424)	(9,788,629)

Jiuzi Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended October 31, 2025, 2024 and 2023

	Ordinary Shares		Additional			Accumulated other	Equity attributable	Non
	Number of		Paid-in	Statutory	Retained	Comprehensive	to Jiuzi	Controlling
	Shares	Amount	Capital	Reserve	Earnings	Income (Loss)	Holdings, Inc.	Interest	Total
Balance at October 31, 2023	7,818	610	23,474,893	891,439	(18,660,133)	(1,477,025)	4,229,784	69,532	4,299,316
Shares Issued for services/compensation/expenses	233,620	2,640	12,352,560	-	-	-	12,355,200	-	12,355,200
Shares Issued for cash	33,846	18,222	50,341,776	-	-	-	50,359,998	-	50,359,998
Net loss	-	-	-	-	(55,774,506)	-	(55,774,506)	-	(55,774,506)
Disposition of discontinued operation	-	-	-	-	(3,358,417)	-	(3,358,417)	-	(3,358,417)
Disposition of NCI	-	-	-	-	-	-	-	(69,532)	(69,532)
Foreign currency translation adjustment	-	-	-	-	-	605,499	605,499	-	605,499
Balance at October 31, 2024	275,285	21,472	86,169,229	891,439	(77,793,056)	(871,526)	8,417,558	-	8,417,558
Shares Issued for cash	230,500	17,979	4,906,321	-	-	-	4,924,300	-	4,924,300
Shares Issued for digital asset	750,000	58,500	10,950,500	-	-	-	11,009,000	-	11,009,000
Net income (loss)	-	-	-	-	(10,191,058)	-	(10,191,058)	-	(10,191,058)
Foreign currency translation adjustment	-	-	-	-	-	(105,851)	(105,851)	-	(105,851)
Balance at October 31, 2025	1,255,785	97,951	102,026,051	891,439	(87,984,114)	(977,377)	14,053,950	-	14,053,950

All period results have been adjusted for the reverse stock split effective October 24, 2025.

Jiuzi Holdings, Inc.

Consolidated Statements of Cash Flows

For the Years Ended October 31, 2025, 2024 and 2023

	Years Ended
	October 31,	October 31,	October 31,
	2025	2024	2023
Cash flows from operating activities
Net loss	$(10,191,058)	$(59,132,923)	$(9,388,548)
Net loss from discontinued operations	-	(3,358,417)	(4,615,350)
Net loss from continuing operations	(10,191,058)	(55,774,506)	(4,773,198)
Adjustments for:
Stock-based compensation	-	12,355,200	1,720,800
Impairment and expected credit loss	8,685,734	42,041,954	1,044,226
Depreciation & Amortization	60,322	-	-
Unrealized loss on contract asset for cryptocurrency to be received	66,300	-	-
Imputed interest expense	-	-	137,701
Adjustments, total	8,812,356	54,397,154	2,902,727
Changes in operating assets and liabilities:
Increase Accounts Receivable-Trade	(590,771)	(286,956)	-
Decrease (Increase) Other Receivable	487,980	(49,520,747)	(1,275,000)
Increase Advances to Suppliers	(17,842)	(140,493)	-
Increase Prepaid expenses	(16,754)	-	-
Increase Accounts Payable-Trade	604,402	189,414	-
(Decrease) Increase Contract liability	(27,026)	27,396	-
(Decrease) Increase Accruals and other payables	(30,611)	400,254	1,363,028
(Decrease) Increase Taxes Payable	(6,392)	7,340	-
Increase Other Receivable-Related Party	-	(109,382)	(455,488)
Increase Operating lease liabilities	(36,148)	-	-
Decrease (Increase) Loans Receivable	-	399,998	(400,000)
Net cash operating activities of continued operations	(1,011,864)	(50,410,528)	(2,637,931)
Net cash operating activities of discontinued operations	-	(209,969)	(2,837,981)
Cash Used in Operating Activities	(1,011,864)	(50,620,497)	(5,475,912)
Cash flows from investing activities:
Acquisition of fixed assets	(66,491)	-	-
Net cash (used)/sourced in investing activities of discontinued operations	-	(89,499)	1,280,541
Cash (used)/sourced in Investing Activities	(66,491)	(89,499)	1,280,541
Cash flows from financing activities
Proceeds from share issuance, net of issuance costs	4,924,300	50,359,998	3,568,598
Payments for the costs associated with the issuance of shares for digital assets	(25,000)	-	-
(Repayment to) Proceeds from related party payable	(199,086)	207,398	(1,300,000)
Net cash from financing activities of continued operations	4,700,214	50,567,396	2,268,598
Net cash from financing activities of discontinued operations	-	607,210	920,724
Cash Sourced in Financing Activities	4,700,214	51,174,606	3,189,322
Net Increase/(Decrease) in Cash, Cash Equivalents, Restricted Cash	3,621,859	464,610	(1,006,049)
Effect of exchange rates on cash	3,989	(599,955)	(175,879)
Cash, cash equivalents at beginning of the year	943,435	1,184,344	2,370,632
Less: cash and cash equivalents of discontinued operations	$-	$105,564	$523,324
Cash and cash equivalent at end of the year	$4,569,283	$943,435	$665,380

Reconciliation of Cash, Cash Equivalents & Restricted Cash to Statements of Cash Flows
Cash & cash equivalents	4,569,283	943,435	665,380
Total cash, cash equivalents, and restricted cash	$4,569,283	$943,435	$665,380

Non-cash financing and investing activities:
Debt converted to common stock	$-	$-	$2,717,326

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

Entity Name	Registered Location	Percentage of ownership	Date of incorporation	Principal activities
Jiuzi Holdings, Inc.(“Jiuzi Holdings”)	Cayman	Parent	October 10, 2019	Investment holding

Jiuzi New York Inc. (“Jiuzi New York”)	U.S.A.	100% by Jiuzi Holdings	April 3, 2023	Corporate investment consulting

Jiuzi International (HK) Limited (“Jiuzi HK”)	Hong Kong	100% by Jiuzi New York	May 23, 2023	Corporate investment consulting

Shenzhen Jiuzi New Energy Holding Group Co., Ltd. (“Shenzhen Jiuzi”)	Shenzhen	100% by Jiuzi HK	August 1, 2023	Proprietary brand batteries, electronic power equipment, mobile phones and accessories sales

Shenzhen Shatou Trading Co.,Ltd.(“Shenzhen Shatou”)	Shenzhen	100% by Shenzhen Jiuzi	October 21, 2024	Trading brokerage; domestic trade agency; hardware products

Jiuzi New York Inc. (“Jiuzi New York”), a New York corporation established on April 3, 2023. It was a wholly owned subsidiary of Jiuzi Holdings. It was mainly involved in corporate investment consulting.

Jiuzi International (HK) Limited (“Jiuzi HK”) was incorporated on May 23, 2023. It was a wholly owned subsidiary of Jiuzi New York and a company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. It was mainly involved in corporate investment consulting.

Shenzhen Jiuzi New Energy Holding Group Co., Ltd. (“Shenzhen Jiuzi”)was incorporated on August 1, 2023 under the laws of the People’s Republic of China. It was a wholly owned subsidiary of Jiuzi HK and mainly involved in sales of proprietary brand batteries, electronic power equipment, mobile phones and accessories.

Shenzhen Shatou Trading Co., Ltd. (“Shenzhen Shatou”) was incorporated on October 21, 2024 under the laws of the People’s Republic of China. It is a wholly owned subsidiary of Shenzhen Jiuzi New Energy Holding Group Co., Ltd. (“Shenzhen Jiuzi”) and mainly involved in trading brokerage, domestic trade agency.

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

Going Concern and Management’s Plan

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of October 31, 2025, the Company had an accumulated deficit of $87,984,114 and loss from operations of $10,191,058.

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

Discontinued operations

The Company has adopted ASC Topic 205 “Presentation of Financial Statements” Subtopic 20-45, in determining whether any of its business component(s) classified as held for sale, disposed of by sale or other than by sale is required to be reported in discontinued operations. In accordance with ASC Topic 205-20-45-1, a discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For the component disposed of other than by sale in accordance with paragraph 360-10-45-15, the Company adopted ASC Topic 205-20-45-3 and reported the results of operations of the discontinued operations, less applicable income tax expenses or benefits as a separate component in in the statement where net income (loss) is reported for current and all prior periods presented.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Cost of revenue

The Company’s cost for revenues of self-brand product consists primarily of the following:

●	material costs;

●	manufacturing and fulfillment costs of our products;

●	related expenses that are directly attributable to the production of products.

The Company procures raw materials and components from third-party suppliers and outsources manufacturing and order fulfillment activities to third parties. Product costs fluctuate based on raw material prices and negotiated contract manufacturing rates. Shipping costs for raw materials and components are borne by suppliers and contract manufacturers.

The Company offers product warranties ranging from zero to three years. At the time revenue is recognized, the Company records an estimate of expected warranty costs as a component of cost of revenue. The warranty obligation requires the Company to repair or replace defective products during the warranty period.

Segment reporting

An operating segment is defined as a component of the Company (a public entity) that meets all of the following characteristics: (a) engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity); (b) has operating results regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and (c) has discrete financial information available.

Operating segments are aggregated into reportable segments if they exhibit similar economic characteristics and meet the aggregation criteria under ASC 280, including similarities in the nature of products and services, production processes, type or class of customer, distribution methods, and regulatory environment. A segment is considered reportable if it meets any of the following quantitative thresholds: (i) its reported revenue (including external sales and intersegment sales/transfers) is 10% or more of the combined revenue of all operating segments; (ii) the absolute amount of its reported profit or loss is 10% or more of the greater (in absolute amount) of the combined profit of all profitable operating segments or the combined loss of all loss-making operating segments; (iii) its assets are 10% or more of the combined assets of all operating segments. Additionally, the total external revenue of all reportable segments must be at least 75% of the Company’s consolidated total external revenue; if not, additional operating segments are designated as reportable until this requirement is satisfied.

Impairment of long-lived assets

The Impairment or Disposal of Long-Lived Assets Subsections provide guidance for:

a. Recognition and measurement of the impairment of long-lived assets to be held and used

b. Measurement of long-lived assets to be disposed of by sale

c. Disclosures about the impairment or disposal of long-lived assets and disposals of individually significant components of an entity.

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

Exchange rate used for the translation as follows:

US$ to RMB

	Year End	Average
October 31, 2025	7.1169	7.2153
October 31, 2024	7.1178	7.1855
October 31, 2023	7.3171	7.0590

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

Cash and Cash Equivalents

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

Revenue Disaggregation

	2025	2024

Proprietary Products	$13,452	$771,917
Resales of Sourced Equipment and Accessories from Third Party	2,869,286	628,222
Total Revenue	$2,882,738	$1,400,139

Advertising

The Company expenses advertising costs as incurred and includes it in selling expenses. The Company recorded $nil, $nil and $77,915 of advertising and promotional expenses for the years ended October 31, 2025, 2024 and 2023, respectively.

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

Jiuzi Holdings, Inc.

Notes to the Financial Statements

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

Property, Plant, and Equipment

Property, plant, and equipment (“PP&E”) are stated at historical cost in accordance with ASC 360-10 “Property, Plant, and Equipment” of the FASB Accounting Standards Codification (“US GAAP”). Historical cost includes the purchase price, freight and handling costs, installation and testing fees, legal and title fees, and other directly attributable costs incurred to acquire and prepare the assets for their intended use. For qualifying assets constructed or developed by the company, historical cost also includes capitalized interest costs incurred during the construction period, which are capitalized as part of the asset’s carrying amount until the asset is substantially ready for its intended use.

Depreciation of PP&E is computed using the straight-line method over the estimated useful lives of the assets, which reflects the pattern in which the asset’s economic benefits are consumed. The estimated useful lives, residual values (generally set at 0-5% of historical cost), and depreciation methods are reviewed at least annually or whenever events or changes in circumstances indicate that the original estimates may no longer be appropriate. Any changes to these estimates are accounted for as a change in accounting estimate on a prospective basis. The estimated useful lives for major categories of PP&E are as follows:

Category	Estimated useful lives
Furniture & Fixtures	5 years
Vehicles	4 years
Office equipment and computers	3 years

Expenditures for maintenance and repairs that do not extend the useful life, improve the asset’s functionality, or increase its expected future economic benefits are expensed as incurred. Significant improvements, replacements, and upgrades that meet the capitalization criteria are capitalized to the PP&E carrying amount and depreciated over the remaining useful life of the modified asset (or the asset’s new useful life if the improvement extends the original useful life).

PP&E is reviewed for impairment whenever events or changes in circumstances (such as a significant decline in asset utilization, market value, or operating performance) indicate that the carrying amount of an asset group may not be recoverable. The recoverability test is performed by comparing the asset group’s undiscounted future cash flows to its carrying amount. If the undiscounted cash flows are less than the carrying amount, an impairment loss is recognized for the excess of the carrying amount over the asset group’s fair value. Fair value is determined based on market prices, third-party valuations, or discounted cash flow analyses, as appropriate.

Upon disposal, retirement, or abandonment of PP&E, the carrying amount of the asset (net of accumulated depreciation and any impairment losses) is derecognized, and any resulting gain or loss (calculated as the difference between the disposal proceeds and the net carrying amount) is recognized in “Other income (expense), net” in the consolidated statements of comprehensive income.

Lease

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The lease term begins on the date that the Company takes possession under the lease, including the pre-opening period during construction (“Rent Holiday”). Since our leases do not provide an implicit rate, our operating lease liabilities are calculated using our estimated incremental borrowing rate based on the information available at commencement date. We elected the short-term lease recognition exemption for leases with a term of 12 months or less at inception. These leases are not recorded on our consolidated balance sheet and are expensed on a straight-line basis over the lease term. When determining the lease term, we include renewal or termination options that we are reasonably certain to exercise.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Digital Assets

The Company accounts for Digital assets in accordance with ASC 350-60, Intangibles—Goodwill and Other—Digital Assets. Digital assets meeting all scope criteria of ASC 350-60-15-1 are measured at fair value on the acquisition date (contract inception date) in accordance with ASC 606-10-32-21, which requires measuring the estimated fair value of noncash consideration when the criteria in ASC 606-10-25-1 are met.

Subsequent to initial recognition, Digital assets are measured at fair value at each reporting period, with changes in fair value recognized in net income in accordance with ASC 350-60-35-1. Such fair value changes are presented separately from amortization or impairment of other intangible assets in the income statement.

The fair value of Digital assets is determined using quoted market prices from active exchanges. Transaction costs directly attributable to the acquisition of Digital assets are capitalized to the carrying amount of the Digital assets in accordance with ASC 350-30-30-1.

Estimate Expected Credit Losses

The Company employs a dual assessment framework to comprehensively evaluate the credit risk of all receivables, ensuring alignment with the core principle of “expected credit losses” under CECL.

Method One: Aging Portfolio Assessment

For a large volume of trade accounts receivable with similar credit risk characteristics, we primarily use the aging analysis method as a practical expedient for estimating expected credit losses. This method involves grouping receivables by days past due (age) and applying different loss rates to each age bracket.

Method Two: Individual Assessment (Applicable to Specific, Material Receivables)

For receivables that are unique in nature, material in amount, or possess credit risk characteristics significantly different from the regular trade receivables portfolio (e.g., deposits,receivables from specific customers in financial distress), we perform individual specific assessments. These assessments are based on the recyclability of the specific amount, the debtor’s specific credit condition, collateral value, etc.

Following the process above, the loss rate matrix approved by management for the 2025 year-end assessment is as follows:

Aging Bucket	Final Applicable Loss Rate (Lifetime)
0-90 Days	0%
90-180 Days	10%
180-360 Days	30%
360-540 Days	100%
540-720 Days	100%
Over 720 Days	100%

New Accounting Pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting the standard.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Besides the above, the Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted would have a material effect on the consolidated financial statements.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 3 – ACCOUNTS RECEIVABLES

Accounts receivables, net is comprised of the following:

	October 31,	October 31,
	2025	2024
Accounts receivables	$885,932	$286,956
Allowance for credit losses	$(80,573)	$(8,056)
Total, net	$805,359	$278,900

The following is a summary of the activity in the allowance for credit losses:

	October 31,	October 31,
	2025	2024
Balance at beginning of year	$8,056	$-
Allowance	72,517	8,056
Balance at end	$80,573	$8,056

Allowance for credit losses provided was $72,517, $8,056 and $nil for the years ended October 31, 2025, 2024 and 2023, respectively.

NOTE 4 – OTHER RECEIVABLES AND OTHER CURRENT ASSETS

Other receivables and other current assets comprised of the following:

	October 31,	October 31,
	2025	2024
Other receivables	$15,725	$511,508
Prepaid expense	51,182,088	51,164,128
Prepaid taxes	13,191	-
Less allowance for impairment of prepaid expense	(51,160,302)	(42,421,843)
Total	$50,702	$9,253,793

On December 16, 2023, Shenzhen Jiuzi entered into an agreement with a third party, Beijing YanErYouXin Technology Co., Ltd.(“YanErYouXin”). Shenzhen Jiuzi provided a prepayment in full to YanErYouXin in the amount of RMB88.75 million (approximately $12.47 million). Under the agreement, Shenzhen Jiuzi commissioned YanErYouXin to procure 220V outdoor portable and rechargeable batteries bearing the Company’s brand logo. This amount was recorded as prepaid expense. The prepayment was recorded as prepaid expense. Prepaid expenses represent contractual rights to receive goods and do not meet the definition of financial assets under ASC 326; therefore, they are not subject to the Current Expected Credit Loss model.

The Company evaluates the recoverability of prepaid expenses and recognizes impairment losses when it becomes probable that the supplier will not perform and the prepayment will not be recoverable.

The Company recognized additional impairment losses of $8.62 million and $3.68 million for the years ended October 31, 2025 and 2024, respectively.

As of October 31, 2025, the net carrying amount of the prepaid expense was $21,786.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 5 – RELATED PARTY TRANSACTIONS

As of October 31, 2025 and 2024, the amount due to the related parties was $12,562 and $211,630, which consisted of the followings:

Related Party Name	October 31, 2025	October 31, 2024	Relationship	Note
Tao Li	$703	$210,000	Director and Chairman of the Board, Chief Executive Officer, Director	Interest free loan
Huijie Gao	11,859	-	Chief Financial Officer	Interest free loan
Shuibo Zhang	-	1,630	Company’s shareholder, director and officer	Payable to employee

On August 28, 2025, Mr. Shuibo Zhang resigned as a director and the Chairman of the board of directors of Jiuzi Holdings Inc.

NOTE 6 - Property, Plant, and Equipment

The following table summarizes property, plant and equipment:

	October 31,	October 31,
	2025	2024
Furniture and fixtures	$21,046	$-
Vehicles	21,172	-
Office equipment and computers	25,192
Property, plant and equipment-cost	67,410	-
Less: Accumulated depreciation	9,197	-
Property, plant and equipment-net	$58,213	$-

NOTE 7 – LEASE

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate which is implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC, which is approximately 3.50%.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and do not contain a purchase option. The related lease payments are recognized as an expense on a straight-line basis over the lease term.

During the reporting period, the Company’s short-term leases primarily consisted of office premises and vehicles used for business expansion. The expense related to short-term leases amounted to RMB420,184 ($58,235). As of October 31, 2025, the Company has no unrecognized commitments for short-term operating leases.

The following table presents balances reported in the consolidated balance sheets related to the Company’s leases:

	October 31,	October 31,
	2025	2024
Operating lease right-of-use assets	$571,547	$-
Operating lease liabilities	$586,858	$-

Weighted-average remaining term and discount rate related to leases were as follows:

	October 31,	October 31,
	2025	2024
Weighted-average remaining term		-
Operating lease	1.88	-
Weighted-average discount rate		-
Operating lease	3.50%	-

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 8 – Receivable - Bitcoin Consideration

The Company agreed to issue 30,000,000 shares of common stock together with 90,000,000 warrants at a price of $0.40 per share. As of October 23, 2025, the 30,000,000 (post-reverse stock split adjust to 750,000) shares of common stock were issued. The total consideration for the transaction was valued at the market price of 100 Bitcoins as of October 23, 2025, which was equivalent to $11,034,000. The Bitcoin consideration receivable is classified as current assets in the consolidated balance sheets and is subject to fair value remeasurement at the end of each reporting period. The following table summarizes the carrying amounts presented in the Company’s consolidated balance sheets as of October 31, 2025 and 2024:

	October 31, 2025		October 31, 2024
	Units	Fair value (US$)	Units	Fair value (US$)
Bitcoins to be received	100	10,967,700	-	-
Total	100	10,967,700	-	-

NOTE 9–ACCOUNTS PAYABLE

Account payable comprised of the following:

	October 31,	October 31,
	2025	2024
Inventory purchase	$802,197	$189,414
Total	$802,197	$189,414

NOTE 10–ACCRUALS AND OTHER PAYABLES

Accruals and other payables comprised of the following:

	October 31,	October 31,
	2025	2024
Borrowings from non-related	$1,676,856	$1,725,912
Employee benefits and salaries	48,118	27,104
Other payables	-	10,266
Total	$1,724,974	$1,763,282

The following table summarizes the Company's principal borrowings from non-related parties as of October 31, 2025 and 2024:

Lender	Nature	Interest Rate	Maturity Date	Secured/ Unsecured	October 31, 2025	October 31, 2024
Xu Hongzhao.	Borrowings from non-related individual	8%	May 9, 2026	Unsecured	1,557,689	1,455,133
Ouyi Health Management Co., Ltd.	Borrowings from private lender	3.65% from June to December 2024 and 0% from January 2025 to December 2026	December 31, 2026	Unsecured	102,966	170,779
Golden Mainland Inc	Borrowings from private lender	Non-interest bearing	-	Unsecured	-	100,000
Wu Xianhu	Borrowings from non-related individual	Non-interest bearing	-	Unsecured	13,349	-
Wang Qiming	Borrowings from non-related individual	Non-interest bearing	-	Unsecured	2,852	-
Total Borrowings					1,676,856	1,725,912

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 11 – TAXES PAYABLE

Taxes payable comprised of the following:

	October 31,	October 31,
	2025	2024
Value-added tax, net	186	7,352
Other taxes	676	(11)
Total	862	7,341

NOTE 12 – SHAREHOLDERS’ EQUITY

As of October 31, 2025 and 2024, the Company had 1,255,785 and 275,285 shares issued and outstanding.

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

For the years ended October 31, 2023, the Company issued 598,943 ordinary shares for conversion of note payable in the amount of $1,720,800, issued 1,925,259 ordinary shares for net cash proceeds in the amount of $3,568,599, and issued 177,778 ordinary shares for compensation in the amount of $2,717,326.

On September 29, 2025, the Company entered into a share purchase agreement with certain investors, pursuant to which the Company agreed to sell and issue a total of 9,220,000 Ordinary Shares to the Investors at a purchase price of US$0.60 per share, in a registered direct offering of $5.532 million of its securities (the “Offering”). Concurrently with that Offering, we also issued to the investors, in a private placement under Rule 506 of Regulation D, the Warrants excisable for an aggregate of 18,440,000 shares, exercisable immediately for five and a half years with an exercise price of $0.60 per Ordinary Share, subject to certain adjustments therein. The closing of the Offering occurred on September 30, 2025.

Reverse Stock Split

On February 15, 2024, the Company’s shareholders approved by ordinary resolution a share consolidation or reverse stock split of the Company’s ordinary shares at a ratio of one-for-thirteen, such that each thirteen ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). This consolidation was subsequently effected, resulting in the combination of every thirteen ordinary shares into one.

On October 24, 2025, the Company’s shareholders approved by ordinary resolution a share consolidation or reverse stock split of the Company’s ordinary shares at a ratio of one-for-forty, such that each forty ordinary shares of the Company (with a par value of $0.00195 per share) shall be combined into one ordinary share of the Company. This consolidation was effected on December 10, 2025, resulting in the par value of the Company’s ordinary shares being adjusted from $0.00195 per pre-Consolidation share to $0.078 per post-Consolidation share.

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

On September 12, 2023, the Company entered into a securities purchase agreement with certain non-affiliated accredited institutional investors pursuant to which the Company agreed to sell an aggregate of 62,242 restricted ordinary shares, par value $0.018 per share, of the Company for gross proceeds of $66,600. The Offering closed on September 18, 2023.

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

On October 7, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain Non U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of 30,000,000 Ordinary Shares, of the Company at a price of $0.40 per share and warrants to purchase an aggregate of 90,000,000 Ordinary Shares.

NOTE 13– INCOME TAX

The Company is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The net taxable losses before income taxes and its provision for income taxes comprised of the following:

	Years Ended
	October 31, 2025	October 31, 2024	October 31, 2023
Loss attributed to China	(10,191,058)	(55,774,506)	(4,773,198)
PRC statutory tax rate	25%	25%	25%
Income tax expense at statutory rate	(2,547,765)	(13,943,627)	(1,193,300)
Deferred tax assets not recognized	2,547,765	13,943,627	1,193,300
Income tax expense	-	-	-

NOTE 14 – COMMITMENTS AND CONTINGENCIES

(a) Capital commitment

As of October 31, 2025, there are no unpaid operating lease commitments that are short-term lease commitments, nor leases that have not yet commenced but that created significant rights and obligations for the Company, which are not included in right-of-use assets and lease liabilities.

(b) Legal proceedings

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company has not recorded any material liabilities in this regard as of October 31, 2025.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 15 – CONCENTRATIONS, RISKS AND UNCERTAINTIES

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits.

In addition, the Company’s credit risk also relates to accounts receivable and other receivables. The Company has made prudent impairment provisions for other accounts receivable, which is a proactive and prudent accounting treatment rather than an indication of significant credit risk. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Liquidity risk

The Company faces potential liquidity risk factors including continuous negative operating cash flow, and uncertain financing capacity, which may affect its ability to meet short-term obligations. To mitigate these, the Company has optimized working capital management, and expanded financing channels effectively. These measures have ensured sufficient liquidity, so the Company’s liquidity risk is well-controlled and does not pose any issues.

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

In 2025 and 2024, revenue derived from the Company’s top five customers accounted for 78.78% and 93.18% of total revenue, respectively.

Disclosure of details regarding the Company’s top five customers in respect of the concentration of sales revenues generated from third-party customers:

	Years Ended
	October 31, 2025		October 31, 2024		October 31, 2023
Customer A	-	-%	412,146	29.44%	-	-%
Customer B	-	-%	333,450	23.82%	-	-%
Customer E	-	-%	245,577	17.54%	-	-%
Customer F	-	-%	192,890	13.78%	-	-%
Customer G	972,280	33.73%	120,362	8.60%	-	-%
Customer C	377,417	13.09%	-	-%	-	-%
Customer D	367,744	12.76%	-	-%	-	-%
Customer H	301,093	10.44%	-	-%	-	-%
Customer I	252,573	8.76%	-	-%	-	-%
Total	2,271,107	78.78%	1,304,425	93.18%	-	-%

In 2025 and 2024, cost of revenue derived from the Company’s top five suppliers accounted for 75.19% and 99.99% of total cost of revenue, respectively.

Disclosure of details regarding the Company’s top five suppliers in respect of the concentration of sales costs generated from third-party suppliers:

	Years Ended
	October 31, 2025		October 31, 2024		October 31, 2023
Supplier A	619,696	21.65%	724,785	54.58%	-	-%
Supplier B	367,950	12.85%	403,820	30.41%	-	-%
Supplier C	641,949	22.42%	199,173	15.00%	-	-%
Supplier D	266,778	9.32%	-	-%	-	-%
Supplier E	256,240	8.95%	-	-%	-	-%
Total	2,152,613	75.19%	1,327,778	99.99%	-	-%

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 16 – SUBSEQUENT EVENTS

The Company agreed to issue 30,000,000 shares of common stock together with 90,000,000 warrants at a price of $0.40 per share. As of October 23, 2025, the 30,000,000 shares of common stock were issued. The total consideration for the transaction was valued at the market price of 100 Bitcoins as of October 23, 2025, which was equivalent to $11,034,000. As of January 12, 2026, the Company received 100 Bitcoins with value of $9,139,950.

On November 3, 2025, the Company filed a registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) to register the resale from time to time of up to 18,440,000 ordinary shares issuable upon exercise of the Company’s common warrants by the relevant selling security holders.

On December 12, 2025, the Company filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) to register for future offerings from time to time, up to an aggregate offering price of $500,000,000, of various securities.

Pursuant to a Notice of Effectiveness issued by the SEC on January 23, 2026, this registration statement has now become effective. This allows the Company to offer and sell, through one or more future issuances, the registered securities with a total offering price of up to $500,000,000 under this shelf registration statement.

On December 15, 2025, the Company filed a prospectus supplement to conduct a registered direct offering, pursuant to which the Company offers (i) 137,000 ordinary shares and (ii) 1,463,000 pre-funded warrants. The offering price is $2.50 per ordinary share and $2.422 per pre-funded warrant. Univest Securities, LLC acts as the sole placement agent for the offering, with an expected delivery date of the securities on or about December 15, 2025.

On February 6, 2026, the Company held its 2026 Extraordinary General Meeting of Shareholders (the “Meeting”). At the Meeting, the shareholders voted to approve (1) the proposal that the Company's authorized share capital be increased from $9,750,000 divided into 125,000,000 with a par value of $0.078, to $97,500,000 divided into 1,250,000,000 with immediate effect by the creation of 1,125,000,000 ordinary shares with a par value of $0.078 and (2) the proposal that (i) on a date when the closing market price per ordinary shares of par value of $0.078 each is less than $10.00, or on such date as the board of directors of the Company deems advisable and may determine in its absolute discretion, and subject to Nasdaq's approval, each 100 ordinary shares of a par value of US$0.078 each be consolidated into 1 (one) ordinary share of a par value of US$7.8 each, such that following such share consolidation, the authorized share capital of the Company will be US$97,500,000 divided into 1,250,000,000 ordinary shares of a par value of $7.8 each (the “Share Consolidation”);

On February 12, 2026, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain U.S.- and/or non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of 40,000,000 ordinary shares, par value $0.078 per share, of the Company at a price of $1.5 per share to purchase an aggregate of 40,000,000 ordinary shares, for the aggregate purchase price of $60,000,000, which purchase price could be paid by the Purchasers in fiat money or in cryptocurrencies.

These events occurred after the reporting period and do not affect the financial statements as of and for the year ended October 31, 2025.

NOTE 17 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries, the VIE, and the VIE’s subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 €(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

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

As of October 31, 2025, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Condensed Balance Sheets

	As of October 31,
	2025	2024
ASSETS
Cash and cash equivalents	$87	$15,725
Other receivables and other current assets	9,412	-
Due from related parties	56,694,264	63,579,748
Receivable - Bitcoin Consideration	10,967,700	-
TOTAL CURRENT ASSETS	67,671,463	63,595,473
TOTAL ASSETS	67,671,463	63,595,473

LIABILITIES AND SHAREHOLDERS’ EQUITY
Due to a related party	$17	$1,630
Loss in excess of investments in subsidiaries, VIEs and VIEs’ subsidiaries	53,617,496	55,176,285
TOTAL CURRENT LIABILITIES	$53,617,513	$55,177,915
TOTAL LIABILITIES	53,617,513	55,177,915

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.078 par value; (125,000,000 shares authorized, 1,255,785 and 275,285 shares issued and outstanding as of October 31, 2025 and 2024, respectively)	97,951	21,472
Additional paid-in capital	102,026,051	86,169,229
Statutory reserve	891,439	891,439
Accumulated deficit	(87,984,114)	(77,793,056)
Accumulated other comprehensive loss	(977,377)	(871,526)
TOTAL SHAREHOLDERS’ EQUITY	14,053,950	8,417,558
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$67,671,463	$63,595,473

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Condensed Statements of Income

	For the years ended October 31,
	2025	2024	2023

Selling and marketing expense	$-	$-	$1,673,100
Stock based Compensation (G&A)	-	12,355,200	-
General and administrative expenses	563	120,913	1,984,035
Impairment loss/Write-off Other Assets	-	1,275,000	-
Expected credit loss	4,033	-	-
Interest income	-	(127)	(3,407)
Interest expense	-	-	262,774
Loss from operation	(4,596)	(13,750,986)	(3,916,502)
Other income:
Loss on remeasurement of contract asset for digital currency receipt	(66,300)	-	-
Share of loss of subsidiaries, consolidated VIE and VIE’s subsidiaries	(10,120,162)	(45,381,937)	(5,472,046)

Loss before income tax expense	(10,191,058)	(59,132,923)	(9,388,548)
Income tax expense	-	-	-
Net loss	$(10,191,058)	$(59,132,923)	$(9,388,548)
Other Comprehensive loss
Foreign currency translation (loss) income	(105,851)	605,499	(400,081)
Total comprehensive losses	$(10,296,909)	$(58,527,424)	$(9,788,629)

Condensed Statements of Cash Flows

	For the years ended October 31,
	2025	2024	2023

Net cash used in (provided by) operating activities	$(11,798,809)	$379,214	$(2,288,775)
Net cash provided by (used in) investing activities	6,885,501	(50,797,409)	(1,903,746)
Net cash provided by financing activities	4,897,670	50,357,396	2,268,599
Net decrease in cash and cash equivalents and restricted cash	(15,638)	(60,799)	(1,923,922)
Cash and cash equivalents and restricted cash, at beginning of year	15,725	76,524	2,000,446
Cash and cash equivalents and restricted cash, at end of year	87	15,725	76,524